Filed Pursuant to Rule 424(b)(3)
Registration No. 333-167339

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The board of directors of CenturyLink, Inc., which we refer to as CenturyLink, and the board of directors of Qwest Communications International Inc., which we refer to as Qwest, have agreed to a strategic combination of CenturyLink and Qwest under the terms of the Agreement and Plan of Merger, dated as of April 21, 2010, which we refer to as the merger agreement. Upon completion of the merger of a wholly owned subsidiary of CenturyLink with and into Qwest, CenturyLink will acquire Qwest, and Qwest will become a wholly owned subsidiary of CenturyLink.

If the merger is completed, Qwest stockholders will have the right to receive 0.1664 shares of CenturyLink common stock for each share of Qwest common stock they own at closing, with cash paid in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger. Based on the closing price of CenturyLink common stock on the New York Stock Exchange, or the NYSE, on April 21, 2010, the last trading day before public announcement of the merger, the 0.1664 exchange ratio represented approximately $6.02 in CenturyLink common stock for each share of Qwest common stock. Based on the CenturyLink closing price on July 15, 2010, the latest practicable date before the date of this document, the 0.1664 exchange ratio represented approximately $5.80 in CenturyLink common stock for each share of Qwest common stock. CenturyLink shareholders will continue to own their existing CenturyLink shares.

Based on the number of Qwest common shares outstanding on the record date for the shareholder meetings, CenturyLink expects to issue approximately 289,100,000 CenturyLink common shares to Qwest stockholders in the merger, and expects to reserve approximately 38,600,000 additional CenturyLink common shares for issuance in connection with options and other equity-based awards and arrangements of Qwest to be assumed by CenturyLink in connection with the merger. Upon completion of the merger, we estimate that current CenturyLink shareholders will own approximately 50.5% of the combined company and former Qwest stockholders will own approximately 49.5% of the combined company. CenturyLink common stock and Qwest common stock are both traded on the NYSE under the symbols CTL and Q, respectively.

At the special meeting of CenturyLink shareholders, CenturyLink shareholders will be asked to vote on the issuance of shares of CenturyLink common stock to Qwest stockholders, which is necessary to effect the merger. At the special meeting of Qwest stockholders, Qwest stockholders will be asked to vote on the adoption of the merger agreement.

We cannot complete the merger unless the shareholders of both of our companies approve the respective proposals related to the merger. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend your CenturyLink or Qwest special meeting, as applicable, in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card, or (3) signing and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the CenturyLink or Qwest special meeting, as applicable. If you are a Qwest stockholder, please note that a failure to vote your shares is the equivalent of a vote against the merger. If you are a CenturyLink shareholder, please note that a failure to vote your shares may result in a failure to establish a quorum for the CenturyLink special meeting.

The CenturyLink board of directors unanimously recommends that the CenturyLink shareholders vote “FOR” the proposal to issue shares of CenturyLink common stock in the merger. The Qwest board of directors unanimously recommends that the Qwest stockholders vote “FOR” the proposal to adopt the merger agreement.

The obligations of CenturyLink and Qwest to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about CenturyLink, Qwest and the merger is contained in this joint proxy statement-prospectus. CenturyLink and Qwest encourage you to read this entire joint proxy statement-prospectus carefully, including the section entitled “Risk Factors” beginning on page 14.

We look forward to the successful combination of CenturyLink and Qwest.

Sincerely,	Sincerely,
Glen F. Post, III Chief Executive Officer and President CenturyLink, Inc.	Edward A. Mueller Chairman and Chief Executive Officer Qwest Communications International Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement-prospectus or determined that this joint proxy statement-prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement-prospectus is dated July 19, 2010 and is first being mailed to the shareholders of CenturyLink and stockholders of Qwest on or about July 19, 2010.

CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA 71203
(318) 388-9000

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held On August 24, 2010

Dear Shareholders of CenturyLink, Inc.:

We are pleased to invite you to attend the special meeting of shareholders of CenturyLink, Inc., a Louisiana corporation, which will be held at 100 CenturyLink Drive, Monroe, Louisiana on August 24, 2010, at 11:00 a.m., local time, for the following purposes:

•	to vote on a proposal to approve the issuance of CenturyLink common stock, par value $1.00 per share, to Qwest stockholders in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of April 21, 2010, by and among Qwest, CenturyLink, and SB44 Acquisition Company, a wholly owned subsidiary of CenturyLink, a copy of which is attached as Annex A to the joint proxy statement-prospectus accompanying this notice, as such agreement may be amended from time to time; and

•	to vote on an adjournment of the CenturyLink special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for the proposal to issue CenturyLink common stock in connection with the merger.

Please refer to the attached joint proxy statement-prospectus for further information with respect to the business to be transacted at the CenturyLink special meeting.

Holders of record of shares of CenturyLink common stock or voting preferred stock at the close of business on July 13, 2010 are entitled to notice of, and may vote at, the special meeting and any adjournment of the special meeting. A list of these shareholders will be available for inspection by any CenturyLink shareholder, for any purpose germane to the CenturyLink special meeting, at such meeting.

The issuance of CenturyLink common stock to Qwest stockholders requires the affirmative vote of holders of a majority of the votes cast at the special meeting of shareholders on the proposal by record holders of CenturyLink common stock and voting preferred stock, voting as a single class.

Your vote is important. Whether or not you expect to attend the CenturyLink special meeting in person, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the CenturyLink special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder. In lieu of receiving a proxy card, participants in certain benefit plans of CenturyLink and its subsidiaries have been furnished with voting instruction cards, which are described in greater detail in the accompanying joint proxy statement-prospectus.

By Order of the Board of Directors,

Stacey W. Goff
Executive Vice President, General Counsel and Secretary

Monroe, Louisiana
July 19, 2010

Qwest Communications International Inc.
1801 California Street
Denver, CO 80202
(303) 992-1400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On August 24, 2010

Dear Stockholders of Qwest Communications International Inc.:

We are pleased to invite you to attend a special meeting of stockholders of Qwest Communications International Inc., a Delaware corporation. The meeting will be held at 10:00 A.M., local time, on August 24, 2010 at the Colorado Ballroom, Denver Marriott City Center, 1701 California Street, Denver, CO 80202 in order:

•	to adopt the Agreement and Plan of Merger, dated as of April 21, 2010, among CenturyLink, SB44 Acquisition Company, a wholly owned subsidiary of CenturyLink, and Qwest, pursuant to which SB44 Acquisition Company will be merged with and into Qwest and each outstanding share of common stock of Qwest will be converted into the right to receive 0.1664 shares of common stock of CenturyLink, with cash paid in lieu of fractional shares; and

•	to vote on an adjournment of the Qwest special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

Only stockholders of record at the close of business on July 13, 2010 are entitled to notice of, and may vote at, the special meeting and at any adjournment of the meeting. A complete list of stockholders of record of Qwest entitled to vote at the special meeting will be available for the 10 days before the special meeting at Qwest’s executive offices and principal place of business at 1801 California Street, Denver, Colorado for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

In connection with Qwest’s solicitation of proxies for the special meeting, we began mailing the accompanying joint proxy statement-prospectus and proxy card on or about July 19, 2010. Please vote in one of the following ways: (1) Use the toll-free number shown on your proxy card; (2) Visit the Internet website specified on your proxy card and follow the instructions there to vote via the Internet; (3) Complete, sign, date and return your proxy card in the enclosed postage-paid envelope; or (4) Vote in person at the meeting.

Adoption of the merger agreement requires the affirmative vote of record holders of a majority of the outstanding shares of common stock entitled to vote at the special meeting.

Your vote is very important. Please vote using one of the methods above to ensure that your vote will be counted. Your proxy may be revoked at any time before the vote at the special meeting by following the procedures outlined in the accompanying joint proxy statement-prospectus.

By order of the Board of Directors,

Richard N. Baer
Executive Vice President, General Counsel, Chief
Administrative Officer and Corporate Secretary

Denver, Colorado
July 19, 2010

ADDITIONAL INFORMATION

This joint proxy statement-prospectus incorporates important business and financial information about CenturyLink and Qwest from other documents that are not included in or delivered with this joint proxy statement-prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement-prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

CenturyLink, Inc.	Qwest Communications International Inc.
100 CenturyLink Drive Monroe, LA 71203 (318) 388-9000 Attn: Investor Relations	1801 California Street, 51st Floor Denver, CO 80202 (800) 567-7296 Attn: Shareowner Relations

or	or

Innisfree M&A Incorporated	BNY Mellon Shareowner Services
501 Madison Avenue New York, NY 10022 (877) 825-8621 for shareholder inquiries (212) 750-5833 for banks and brokers	480 Washington Blvd. Jersey City, NJ 07310

Investors may also consult CenturyLink’s or Qwest’s website for more information concerning the merger described in this joint proxy statement-prospectus. CenturyLink’s website is www.CenturyLink.com. Qwest’s website is www.Qwest.com. Additional information is available at www.CenturyLinkQwestMerger.com. Information included on these websites is not incorporated by reference into this joint proxy statement-prospectus.

If you would like to request any documents, please do so by August 17, 2010 in order to receive them before the special meetings.

For more information, see “Where You Can Find More Information” beginning on page 131.

ABOUT THIS DOCUMENT

This joint proxy statement-prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, which we refer to as the SEC, by CenturyLink (File No. 333-167339), constitutes a prospectus of CenturyLink under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the CenturyLink common shares to be issued to Qwest stockholders as required by the merger agreement. This document also constitutes a joint proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting of CenturyLink shareholders, at which CenturyLink shareholders will be asked to vote upon a proposal to authorize the issuance of CenturyLink common shares to be issued to Qwest stockholders pursuant to the merger agreement, and a notice of meeting with respect to the special meeting of Qwest stockholders, at which Qwest stockholders will be asked to vote upon a proposal to adopt the merger agreement.

You should rely only on the information contained or incorporated by reference into this joint proxy statement-prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement-prospectus. This joint proxy statement-prospectus is dated July 19, 2010. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement-prospectus is accurate as of any date other than the date on the front cover of those documents. Neither our mailing of this joint proxy statement-prospectus to CenturyLink shareholders or Qwest stockholders nor the issuance by CenturyLink of common stock in connection with the merger will create any implication to the contrary.

This joint proxy statement-prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement-prospectus regarding CenturyLink has been provided by CenturyLink and information contained in this joint proxy statement-prospectus regarding Qwest has been provided by Qwest.

i

QUESTIONS AND ANSWERS

The following are answers to some questions that you, as a shareholder of CenturyLink or stockholder of Qwest, may have regarding the merger and the other matters being considered at the shareholder meeting of CenturyLink and at the stockholder meeting of Qwest. CenturyLink and Qwest urge you to read carefully the remainder of this joint proxy statement-prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meetings. Additional important information is also contained in the annexes to and the documents incorporated by reference into this joint proxy statement-prospectus.

Q:	Why am I receiving this joint proxy statement-prospectus?

A:	CenturyLink and Qwest have agreed to a strategic combination of CenturyLink and Qwest under the terms of a merger agreement that is described in this joint proxy statement-prospectus. A copy of the merger agreement is attached to this joint proxy statement-prospectus as Annex A.

In order to complete the merger, CenturyLink shareholders must vote to approve the issuance of shares of CenturyLink common stock to Qwest stockholders in connection with the merger, and Qwest stockholders must vote to adopt the merger agreement.

CenturyLink and Qwest will hold separate special meetings to obtain these approvals. This joint proxy statement-prospectus contains important information about the merger and the meetings of the shareholders of CenturyLink and stockholders of Qwest, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your respective meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	When and where will the meetings be held?

A:	The CenturyLink special meeting will be held at 100 CenturyLink Drive, Monroe, Louisiana, on August 24, 2010, at 11:00 a.m., local time. The Qwest special meeting will be held at the Colorado Ballroom, Denver Marriott City Center, 1701 California Street, Denver, CO 80202, on August 24, 2010, at 10:00 A.M., local time.

Q:	How do I vote?

A:	If you are a shareholder of record of CenturyLink as of the record date for the CenturyLink special meeting or a stockholder of record of Qwest as of the record date for the Qwest special meeting, you may vote in person by attending your special meeting or, to ensure your shares are represented at the meeting, you may vote by:

• accessing the Internet website specified on your proxy card;

• calling the toll-free number specified on your proxy card; or

• signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold CenturyLink shares or Qwest shares in the name of a broker or nominee, please follow the voting instructions provided by your broker or nominee to ensure that your shares are represented at your special meeting. If you received voting instruction cards from a trustee of any retirement plan of CenturyLink, Qwest or their subsidiaries in which you are a participant, please follow the instructions on those cards to ensure that shares of stock allocated to your plan account are represented at your shareholders meeting.

Q:	What vote is required to approve each proposal?

A:	CenturyLink. The proposal at the CenturyLink special meeting to approve the issuance of shares of CenturyLink common stock to Qwest stockholders in the merger requires approval by the affirmative vote of holders of a majority of the votes cast at the special meeting of shareholders on the proposal by record holders of CenturyLink common stock and voting preferred stock, voting as a single class.

v

Qwest. The proposal at the Qwest special meeting to adopt the merger agreement requires the affirmative vote of record holders of a majority of the outstanding shares of Qwest common stock entitled to vote on the proposal.

Q:	How many votes do I have?

A:	CenturyLink. You are entitled to one vote for each CenturyLink common share and voting preferred share that you owned as of the record date. As of the close of business on July 13, 2010, there were approximately 301,272,052 million outstanding CenturyLink common shares and 9,434 outstanding shares of CenturyLink voting preferred shares. As of that date, less than 1.0% of the outstanding CenturyLink common shares and none of the outstanding shares of CenturyLink voting preferred shares were beneficially owned by the directors and executive officers of CenturyLink.

Qwest. You are entitled to one vote for each Qwest common share that you owned as of the record date. As of the close of business on July 13, 2010, there were approximately 1,737,058,360 outstanding Qwest common shares. As of that date, less than 1.0% of the outstanding Qwest common shares were beneficially owned by the directors and executive officers of Qwest.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	CenturyLink. If you are a CenturyLink shareholder and fail to vote, fail to instruct your broker or nominee to vote, or abstain from voting, it will have no effect on the proposal to approve the issuance of shares of CenturyLink common stock in the merger, assuming a quorum is present.

Qwest. If you are a Qwest stockholder and fail to vote, fail to instruct your broker or nominee to vote, or abstain from voting, it will have the same effect as a vote against the proposal to adopt the merger agreement.

Q:	What constitutes a quorum?

A:	CenturyLink. Shareholders who hold a majority of the total number shares of CenturyLink common stock and voting preferred stock issued and outstanding on the record date must be present or represented by proxy to constitute a quorum to organize the CenturyLink special meeting.

Qwest. Stockholders who hold at least a majority of the outstanding Qwest common stock as of the close of business on the record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum to conduct the Qwest special meeting.

Q:	If my shares are held in street name by my broker, will my broker vote my shares for me?

A:	If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to CenturyLink or Qwest or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your broker or nominee. Further, brokers who hold shares of CenturyLink common stock or voting preferred stock or Qwest common stock on behalf of their customers may not give a proxy to CenturyLink or Qwest to vote those shares without specific instructions from their customers.

If you are a CenturyLink shareholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on the proposal to approve the issuance of shares of CenturyLink common stock to Qwest stockholders in the merger, which will have no effect on the vote on this proposal, assuming a quorum is present.

If you are a Qwest stockholder and you do not instruct your broker on how to vote your shares, your broker may not vote your shares, which will have the same effect as a vote against the proposal to adopt the merger agreement.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the CenturyLink common stock or voting preferred stock or Qwest common stock represented by your proxy will be voted in favor of that proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways:

• you can send a signed notice of revocation;

• you can grant a new, valid proxy bearing a later date; or

• if you are a holder of record, you can attend your special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Secretary of CenturyLink or Corporate Secretary of Qwest, as appropriate, no later than the beginning of the applicable special meeting. If your shares are held in street name by your broker or nominee, you should contact them to change your vote. If your shares are held through a CenturyLink, Embarq or Qwest retirement plan, you should contact the trustee for the plan to change your vote.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of Qwest common shares?

A:	The merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Assuming the merger qualifies as such a reorganization, a U.S. holder of Qwest common shares generally will not recognize any gain or loss upon receipt of CenturyLink common shares in exchange for Qwest common shares in the merger, except with respect to cash received in lieu of a fractional CenturyLink common share. See “The Issuance of CenturyLink Shares and the Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 90.

Q:	When do you expect the merger to be completed?

A:	CenturyLink and Qwest are working to complete the merger in the first half of 2011. However, the merger is subject to various federal and state regulatory approvals and other conditions, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. There may be a substantial amount of time between the respective CenturyLink and Qwest special meetings and the completion of the merger. CenturyLink and Qwest hope to complete the merger as soon as reasonably practicable following the receipt of all required approvals.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement-prospectus, including its annexes.

In order for your shares to be represented at your special meeting:

• you can attend your special meeting in person;

• you can vote through the Internet or by telephone by following the instructions included on your proxy card; or

• you can indicate on the enclosed proxy or voting instruction card how you would like to vote and return the card in the accompanying pre-addressed postage paid envelope.

Q:	Do I need to do anything with my Qwest common stock certificates now?

A:	No. After the merger is completed, if you held certificates representing shares of Qwest common stock prior to the merger, CenturyLink’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Qwest common stock for the merger consideration. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, a Qwest stockholder will receive the merger consideration. Unless you specifically request to receive CenturyLink stock certificates, the shares of CenturyLink common stock you receive in the merger will be issued in book-entry form.

If you are a CenturyLink shareholder, you are not required to take any action with respect to your CenturyLink stock certificates.

Q:	Do I need identification to attend the CenturyLink or Qwest meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of CenturyLink or Qwest stock. If your shares are held in street name or through a CenturyLink, Embarq or Qwest retirement plan, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned shares of CenturyLink or Qwest stock, as applicable, on the record date.

Q:	Who can help answer my questions?

A:	CenturyLink shareholders or Qwest stockholders who have questions about the merger or the other matters to be voted on at the special meetings or desire additional copies of this joint proxy statement-prospectus or additional proxy or voting instruction cards should contact:

if you are a CenturyLink shareholder:	if you are a Qwest stockholder:

Innisfree M&A Incorporated 501 Madison Avenue New York, NY 10022 (877) 825-8621 for shareholder inquiries (212) 750-5833 for banks and brokers	BNY Mellon Shareowner Services 480 Washington Blvd. Jersey City, NJ 07310

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement-prospectus and may not contain all the information that is important to you. CenturyLink and Qwest urge you to read carefully the remainder of this joint proxy statement-prospectus, including the attached annexes, and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the merger and the related matters being considered at the applicable special meeting. See also the section entitled “Where You Can Find More Information” on page 131. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

CenturyLink (See page 27)

CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA 71203
Telephone: (318) 388-9000

CenturyLink, Inc., together with its subsidiaries, is an integrated communications company engaged primarily in providing an array of communications services, including local and long distance voice, wholesale local network access, high-speed Internet access, data, and video services. CenturyLink strives to maintain its customer relationships by, among other things, bundling its service offerings to provide a complete offering of integrated communications services. CenturyLink primarily conducts its operations in 33 states located within the continental United States. On July 1, 2009, CenturyLink acquired Embarq Corporation, which we refer to as Embarq, in a transaction that substantially expanded the size and scope of CenturyLink’s business and reduced the significance of direct comparisons of CenturyLink’s recent results of operations or operating data with periods preceding the Embarq transaction. CenturyLink began using the “CenturyLink” brand name immediately following this acquisition, and formally changed its name from “CenturyTel, Inc.” to “CenturyLink, Inc.” on May 20, 2010.

As of March 31, 2010, CenturyLink’s incumbent local exchange telephone subsidiaries operated approximately 6.9 million telephone access lines in 33 states, with over 75% of these lines located in Florida, North Carolina, Missouri, Nevada, Ohio, Wisconsin, Texas, Pennsylvania, Virginia and Alabama. According to published sources, CenturyLink is currently the fourth largest local exchange telephone company in the United States based on the number of access lines served.

CenturyLink also provides fiber transport, competitive local exchange carrier, security monitoring, pay telephone and other communications, professional and business information services in certain local and regional markets.

In recent years, CenturyLink has expanded its product offerings to include satellite television services and wireless broadband services.

Additional information about CenturyLink and its subsidiaries is included in documents incorporated by reference in this joint proxy statement-prospectus. See “Where You Can Find More Information” on page 131.

Qwest (See page 27)

Qwest Communications International Inc.
1801 California Street
Denver, CO 80202
Telephone: (303) 992-1400

Qwest offers data, Internet, video and voice services nationwide and globally. Qwest operates the majority of its business in the 14-state region of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. Qwest’s products and services include : (i) strategic services, which include primarily private line, broadband, Qwest iQ

Networking®, hosting, video, voice over Internet Protocol, or VoIP, and Verizon Wireless services; (ii) legacy services, which include primarily local, long-distance, access, traditional wide area network, or WAN, and integrated services digital network, or ISDN, services; and (iii) data integration. Most of Qwest’s products and services are provided using its telecommunications network, which consists of voice and data switches, copper cables, fiber-optic broadband cables and other equipment, the majority of which is located in the 14-state region noted above.

Additional information about Qwest and its subsidiaries is included in documents incorporated by reference in this joint proxy statement-prospectus. See “Where You Can Find More Information” on page 131.

SB44 Acquisition Company (See page 28)

SB44 Acquisition Company, a wholly owned subsidiary of CenturyLink, is a Delaware corporation formed on April 21, 2010 for the purpose of effecting the merger. Upon completion of the merger, SB44 Acquisition Company will be merged with and into Qwest and the name of the resulting company will be Qwest Communications International Inc.

SB44 Acquisition Company has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

The Merger and the Merger Agreement

A copy of the merger agreement is attached as Annex A to this joint proxy statement-prospectus. CenturyLink and Qwest encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Form of Merger (See page 98)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, SB44 Acquisition Company will be merged with and into Qwest. Qwest will survive the merger as a wholly owned subsidiary of CenturyLink.

Consideration to be Received in the Merger; Treatment of Stock Options and Other Equity-Based Awards (See pages 94 and 98)

Upon completion of the merger, Qwest stockholders will receive 0.1664 shares of CenturyLink common stock for each share of Qwest common stock they own at closing, with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Qwest or CenturyLink. Because of this, the implied value of the consideration to Qwest stockholders will fluctuate between now and the completion of the merger. Based on the closing price of CenturyLink common stock on the NYSE of $36.20 on April 21, 2010, the last trading day before public announcement of the merger, the 0.1664 exchange ratio represented approximately $6.02 in CenturyLink common stock for each share of Qwest common stock. Based on the closing price of CenturyLink common stock on the NYSE of $34.83 on July 15, 2010, the latest practicable date before the date of this joint proxy statement-prospectus, the 0.1664 exchange ratio represented approximately $5.80 in CenturyLink common stock for each share of Qwest common stock. See “Comparative Stock Prices and Dividends” on page 119.

Upon completion of the merger, outstanding stock options to purchase Qwest common stock granted pursuant to Qwest’s equity plans will be converted into stock options to acquire, on the same terms and conditions as were applicable under such stock options immediately prior to the consummation of the merger, shares of CenturyLink common stock so as to maintain the aggregate spread value of such stock options. All other outstanding awards granted pursuant to Qwest’s equity plans will be converted into the right to receive, on the same terms and conditions (other than the terms and conditions relating to the achievement of performance goals) as were applicable under such awards immediately prior to consummation of the merger, shares of CenturyLink common stock, as adjusted by the exchange ratio for the merger. Each outstanding purchase right under Qwest’s Employee Stock Purchase Plan will be automatically suspended and any contributions made for the current offering period will be applied to the purchase of either, at CenturyLink’s option, (i) CenturyLink common stock, effective at or as soon as practicable following the completion of the merger, or (ii) Qwest common stock, effective immediately prior to the completion of the merger, in which case each such share of Qwest common stock will be converted into the right to receive the merger consideration provided to Qwest stockholders generally. The Qwest Employee Stock Purchase Plan will terminate effective immediately prior to the completion of the merger.

Material U.S. Federal Income Tax Consequences of the Merger (See page 90)

The merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger qualifies as such a reorganization, a U.S. holder of Qwest common shares generally will not recognize any gain or loss upon receipt of CenturyLink common shares in exchange for Qwest common shares in the merger, except with respect to cash received in lieu of a fractional CenturyLink common share. It is a condition to the completion of the merger that CenturyLink and Qwest receive written opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Tax matters are very complicated and the tax consequences of the merger to each Qwest stockholder may depend on such stockholder’s particular facts and circumstances. Qwest stockholders are urged to consult their tax advisors to understand fully the tax consequences to them of the merger.

Recommendations of the CenturyLink Board of Directors (See page 41)

After careful consideration, the CenturyLink board of directors, on April 21, 2010, unanimously approved the merger agreement. For the factors considered by the CenturyLink board of directors in reaching its decision to approve the merger agreement, see the section entitled “The Issuance of CenturyLink Shares and the Merger — CenturyLink’s Reasons for the Merger; Recommendation of the Stock Issuance by the CenturyLink Board of Directors” beginning on page 41. The CenturyLink board of directors unanimously recommends that the CenturyLink shareholders vote “FOR” the proposal to issue shares of CenturyLink common stock in the merger at the CenturyLink special meeting.

Recommendation of the Qwest Board of Directors (See page 43)

After careful consideration, the Qwest board of directors, on April 21, 2010, unanimously approved and adopted the merger agreement. For the factors considered by the Qwest board of directors in reaching its decision to approve and adopt the merger agreement, see the section entitled “The Issuance of CenturyLink Shares and the Merger — Qwest’s Reasons for the Merger; Recommendation of the Merger by the Qwest Board of Directors” beginning on page 43. The Qwest board of directors unanimously recommends that the Qwest stockholders vote “FOR” the proposal to adopt the merger agreement at the Qwest special meeting.

Opinions of CenturyLink’s Financial Advisors (See page 46)

Barclays Capital Inc.  On April 21, 2010, at a meeting of the CenturyLink board of directors held to evaluate the proposed merger, Barclays Capital delivered its oral opinion, which opinion was later confirmed by delivery of a written opinion dated April 21, 2010, to the CenturyLink board of directors that, as of April 21, 2010 and based upon and subject to the assumptions made, procedures followed, factors considered, and qualifications and limitations set forth therein, the 0.1664 exchange ratio provided for in the proposed merger was fair, from a financial point of view, to CenturyLink. The full text of Barclays Capital’s written opinion, dated April 21, 2010, is attached as Annex B to this joint proxy statement-prospectus. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Barclays Capital in rendering its opinion. The summary of Barclays Capital’s written opinion below is qualified in its entirety by reference to the full text of the written opinion. Barclays Capital’s opinion is addressed to the CenturyLink board of directors for its use in connection with its evaluation of the proposed merger. Barclays Capital’s opinion relates only to the fairness, from a financial point of view, to CenturyLink of the exchange ratio provided for in the proposed merger and does not constitute a recommendation to any shareholder of CenturyLink as to how such shareholder should vote or act with respect to the proposed merger or any other matter.

Evercore Group L.L.C.  On April 21, 2010, at a meeting of the CenturyLink board of directors, Evercore Group L.L.C., which we refer to as Evercore, delivered to the CenturyLink board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated April 21, 2010, to the effect that, as of that date and based on and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth therein, the exchange ratio of 0.1664 shares of CenturyLink common stock for each outstanding share of Qwest common stock (other than shares of Qwest common stock that are owned by Qwest as treasury shares or by CenturyLink or SB44 Acquisition Company) provided for in the merger agreement was fair, from a financial point of view, to CenturyLink. The full text of Evercore’s written opinion, dated April 21, 2010, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex C to this joint proxy statement-prospectus and is incorporated by reference in its entirety into this joint proxy statement-prospectus. Evercore’s opinion was addressed to, and was rendered for the information and benefit of, the board of directors of CenturyLink, in its capacity as the board of directors of CenturyLink, and addresses only the fairness of the exchange ratio, from a financial point of view, to CenturyLink. The opinion does not address the relative merits of the proposed ratio as compared to other business or financial strategies that may be available to CenturyLink, nor does it address the underlying business decision of CenturyLink to engage in the proposed merger. The opinion does not constitute a recommendation how any other person should vote or act in respect of the merger.

J.P. Morgan Securities, Inc.  J.P. Morgan Securities Inc., which we refer to as J.P. Morgan, delivered its opinion to the CenturyLink board of directors that, as of the date of the fairness opinion and based upon and subject to the various factors, assumptions and limitations set forth therein, the exchange ratio in the proposed merger was fair, from a financial point of view, to CenturyLink. The full text of the written opinion of J.P. Morgan, dated April 21, 2010, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, is attached as Annex D to this joint proxy statement-prospectus and is incorporated herein by reference. J.P. Morgan provided its opinion for the information and assistance of the CenturyLink board of directors in connection with its consideration of the merger. The J.P. Morgan opinion is addressed to the CenturyLink board of directors and does not constitute a recommendation as to how any shareholder of CenturyLink should vote with respect to the proposed merger.

Opinions of Qwest’s Financial Advisors (See page 61)

Lazard Frères & Co. LLC.  Lazard Frères & Co. LLC, which we refer to as Lazard, delivered its opinion to the Qwest board of directors that, as of April 21, 2010, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio of 0.1664 was fair, from a financial point of view, to holders of Qwest common stock. The full text of Lazard’s written opinion, dated April 21, 2010, which set forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached hereto as Annex E to this joint proxy statement-prospectus and is incorporated herein by reference. Lazard’s opinion was directed to the Qwest board of directors for the information and assistance of the Qwest board of directors in connection with its evaluation of the merger and addressed only the fairness as of the date of the opinion, from a financial point of view, of the exchange ratio to the holders of Qwest common stock. Lazard’s opinion was not intended to, and does not constitute a recommendation to any holder of Qwest common stock or CenturyLink common stock as to how such holder should vote or act with respect to the merger or any matter relating thereto.

Deutsche Bank Securities Inc.  Deutsche Bank Securities Inc., which we refer to as Deutsche Bank, delivered its opinion to the Qwest board of directors that, as of April 21, 2010, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio of

0.1664 was fair, from a financial point of view, to the holders of Qwest common stock. The full text of Deutsche Bank’s written opinion, dated April 21, 2010, which set forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex F to this joint proxy statement-prospectus and is incorporated herein by reference. The Deutsche Bank opinion is addressed to, and is for the use and benefit of, the board of directors of Qwest. The Deutsche Bank opinion is not a recommendation to the stockholders of Qwest or any other person to approve the merger. The Deutsche Bank opinion is limited to the fairness, from a financial point of view, of the exchange ratio to the holders of Qwest common stock.

Morgan Stanley & Co. Incorporated.  Morgan Stanley & Co. Incorporated, which we refer to as Morgan Stanley, delivered its opinion to the Qwest board of directors that, as of April 21, 2010, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio of 0.1664 was fair, from a financial point of view to the holders of the Qwest common stock. The full text of Morgan Stanley’s written fairness opinion dated April 21, 2010, is attached as Annex G to this joint proxy statement-prospectus. Morgan Stanley’s opinion is directed to the Qwest board of directors, addresses only the fairness of the exchange ratio from a financial point of view to the holders of shares of Qwest common stock, and does not address any other aspect of the merger or constitute a recommendation as to how any stockholder of Qwest or shareholder of CenturyLink should vote at any stockholder or shareholder meeting held in connection with the merger.

Perella Weinberg Partners LP.  Perella Weinberg Partners LP, which we refer to as Perella Weinberg, delivered its opinion to the board of directors of Qwest that, as of April 21, 2010, and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the exchange ratio of 0.1664 provided for in the merger was fair, from a financial point of view, to the holders of Qwest common stock, other than CenturyLink or any of its affiliates. The full text of Perella Weinberg’s written opinion, dated April 21, 2010, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached hereto as Annex H to this joint proxy statement-prospectus and is incorporated by reference herein. You should read the opinion carefully in its entirety. Perella Weinberg’s opinion was provided to Qwest’s board of directors in connection with its evaluation of the exchange ratio provided for in the merger from a financial point of view. Perella Weinberg’s opinion does not address any other aspects or implications of the merger and does not constitute a recommendation to any holder of shares of Qwest common stock or holder of shares of CenturyLink common stock as to how such holder should vote or act on any matters with respect to the proposed merger.

CenturyLink’s Executive Officers and Directors Have Financial Interests in the Merger That Differ from the Interests of CenturyLink Shareholders (Page 89)

Some of CenturyLink’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of CenturyLink shareholders generally. The CenturyLink board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement, and in recommending that the shareholders approve the issuance of CenturyLink common stock to Qwest stockholders in the merger.

In connection with the merger, CenturyLink plans to establish and grant awards under a retention program in which executive officers of CenturyLink will be eligible participate. In addition, following the consummation of the merger, members of the CenturyLink board of directors will be directors of the combined company and certain executive officers of CenturyLink will continue to be executive officers of the combined company.

Please see “Financial Interests of CenturyLink Directors and Executive Officers in the Merger” beginning on page 89 for additional information about these financial interests.

Qwest’s Executive Officers and Directors Have Financial Interests in the Merger That Differ from the Interests of Qwest Stockholders (Page 84)

Qwest’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Qwest stockholders generally. The Qwest board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Qwest stockholders that the merger agreement be adopted.

Each of Qwest’s executive officers is a party to either an employment agreement or a severance agreement with Qwest. Each agreement provides severance and other benefits in the case of qualifying terminations of employment following a change in control, including completion of the merger. In addition, certain stock option and other stock-based awards held by Qwest’s executive officers will vest upon a change in control, including completion of the merger, and certain stock option and other stock-based awards will vest only upon certain terminations of employment following the completion of the merger. Stock-based awards held by Qwest’s non-employee directors who do not continue as directors of CenturyLink will vest in full upon completion of the merger.

In addition, following the consummation of the merger, four persons selected by Qwest, after consultation with CenturyLink, who are members of Qwest’s current board of directors will be appointed to CenturyLink’s board of directors. One of those persons will be Qwest’s Chairman and Chief Executive Officer, Edward A. Mueller. In addition, one of Qwest’s executive officers, Christopher K. Ancell, is expected to serve following the merger on CenturyLink’s senior leadership team as CenturyLink’s President of the Business Market Group.

Please see “Financial Interests of Qwest Directors and Executive Officers in the Merger” beginning on page 84 for additional information about these financial interests.

Directors and Management Following the Merger (See page 89)

CenturyLink has agreed to take all necessary action to cause four persons selected by Qwest, after consultation with CenturyLink, who are members of Qwest’s current board of directors to be appointed to CenturyLink’s board of directors, effective as of the closing of the merger. One of these persons will be Qwest’s Chairman and Chief Executive Officer, Edward A. Mueller. The other persons have not yet been selected. Following the merger, the senior leadership team of the combined company is expected to include William A. Owens as non-executive Chairman of the Board, Glen F. Post, III as Chief Executive Officer and President, R. Stewart Ewing, Jr. as Chief Financial Officer, Karen A. Puckett as Chief Operating Officer, Christopher K. Ancell as President of the Business Markets Group, William E. Cheek as President of Wholesale Operations, Stephanie Comfort as Executive Vice President of Corporate Strategy and Development, Dennis G. Huber as Executive Vice President of Network Services, and Stacey W. Goff as General Counsel.

Regulatory Approvals Required for the Merger (See page 92)

HSR Act and Antitrust.  The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, which prevents CenturyLink and Qwest from completing the merger until required information and materials are furnished to the Antitrust Division of the Department of Justice, which we refer to as the DOJ, and the Federal Trade Commission, which we refer to as the FTC, and the applicable waiting period under the HSR Act is terminated or expires. CenturyLink and Qwest have filed the requisite notification and report forms under the HSR Act with the DOJ and the FTC. The applicable waiting period under the HSR Act was terminated early on July 15, 2010. The DOJ, the FTC and others may challenge the merger on antitrust grounds after expiration or termination of the waiting period. Accordingly, at any time before or after the completion of the merger, any of the DOJ, the FTC or others could take action under the antitrust laws, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not succeed.

FCC Approval.  The Federal Communications Act of 1934, as amended, requires the approval of the Federal Communications Commission, which we refer to as the FCC, prior to any transfer of control of certain types of licenses and other authorizations issued by the FCC. On May 10, 2010, CenturyLink and Qwest filed the required application for FCC consent to the transfer to CenturyLink of control of Qwest and the Qwest subsidiaries that hold such licenses and authorizations. This application for FCC approval is subject to public comment and oppositions of third parties, and requires the FCC to determine that the merger is in the public interest. We cannot assure you that the requisite FCC approval will be obtained on a timely basis or at all. In addition, we cannot assure you that such approval will not include conditions that could be detrimental or result in the abandonment of the merger.

State Regulatory Approvals.  CenturyLink, Qwest and various of their subsidiaries hold certificates, licenses and service authorizations issued by state public utility or public service commissions. Certain of the state commissions require formal applications for the transfer of control of these certificates, licenses and authorizations. Applications for state approvals are subject to public comment and possible oppositions of third parties who may file objections. In addition to these applications, CenturyLink and Qwest have filed, or plan to file, notifications of the merger in certain states where formal applications are not required. In some of these states, the state commissions could, nonetheless, still initiate proceedings. CenturyLink and Qwest have filed most of these state transfer applications and notifications with the relevant state commissions and expect to file the remainder in due course. As anticipated, in some states interested parties, including consumer advocacy groups and competitors, have intervened or indicated an interest in intervening in these proceedings. CenturyLink and Qwest believe that the merger complies with applicable state standards for approval, but there can be no assurance that the state commissions will grant the transfer applications on a timely basis or at all. In addition, we cannot assure you that such approvals will not include conditions that could be detrimental or result in the abandonment of the merger.

Other Regulatory Matters.  The merger may require the approval of municipalities where CenturyLink or Qwest holds franchises to provide communications and other services. The merger may also be subject to certain regulatory requirements of other municipal, state or federal governmental agencies and authorities.

Expected Timing of the Merger (See page 99)

We currently expect to complete the merger in the first half of 2011, subject to receipt of required shareholder and regulatory approvals and the satisfaction or waiver of the other closing conditions summarized below.

Conditions to Completion of the Merger (See page 99)

As more fully described in this joint proxy statement-prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approvals of CenturyLink shareholders and Qwest stockholders, the expiration or early termination of the waiting period under the HSR Act, the receipt of all required regulatory approvals by the FCC and certain state regulators and, subject to certain materiality standards, all other regulators, the absence of any law or order prohibiting the merger or having certain material effects on one or more of the parties to the merger, the correctness of all representations and warranties made by the parties in the merger agreement and performance by the parties of their obligations under the merger agreement (subject in each case to certain materiality standards) and the receipt of legal opinions from their respective tax counsel regarding the qualification of the merger as a reorganization for U.S. federal income tax purposes.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (See page 101)

CenturyLink and Qwest may mutually agree to terminate the merger agreement before completing the merger, even after approval of the CenturyLink shareholders or approval of the Qwest stockholders.

In addition, either CenturyLink or Qwest may decide to terminate the merger agreement if:

•	the merger is not consummated by April 21, 2011, subject to one or more extensions, up to six months in the aggregate, under certain circumstances;

•	a court or other governmental entity issues a final and nonappealable order prohibiting the merger or having certain material effects on one or more parties to the merger agreement;

•	CenturyLink shareholders fail to approve the issuance of shares of CenturyLink common stock in connection with the merger;

•	Qwest stockholders fail to adopt the merger agreement; or

•	the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach.

Either party may also terminate the merger agreement prior to the shareholder approval of the other party being obtained, if the board of directors of the other party withdraws, modifies or proposes publicly to withdraw or modify its approval or recommendation with respect to the merger agreement or approves, recommends or proposes to approve or recommend any alternative takeover proposal with a third party.

Expenses and Termination Fees (See page 102)

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. The merger agreement further provides that, upon termination of the merger agreement under certain circumstances, CenturyLink may be obligated to pay Qwest a termination fee of $350 million and Qwest may be obligated to pay CenturyLink a termination fee of $350 million. See the section entitled “The Issuance of CenturyLink Shares and the Merger — The Merger Agreement — Expenses and Termination Fees” beginning on page 102 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Accounting Treatment (See page 91)

CenturyLink prepares its financial statements in accordance with accounting principles generally accepted in the United States, which we refer to as GAAP. The merger will be accounted for by applying the acquisition method with CenturyLink treated as the acquiror. Please see the section entitled “Accounting Treatment” on page 91.

No Appraisal Rights (See page 95)

Under Delaware law, the holders of Qwest common stock are not entitled to appraisal rights in connection with the merger.

Under Louisiana law, the holders of CenturyLink common stock and preferred stock are not entitled to appraisal rights in connection with the share issuance proposal.

The Special Meetings

The CenturyLink Special Meeting (See page 28)

The CenturyLink special meeting will be held at 100 CenturyLink Drive, Monroe, Louisiana at 11:00 a.m., local time, on August 24, 2010. At the CenturyLink special meeting, CenturyLink shareholders will be asked:

•	to vote on a proposal to approve the issuance of shares of CenturyLink common stock in connection with the merger; and

•	to vote upon an adjournment of the CenturyLink special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for such proposal.

You may vote at the CenturyLink special meeting if you owned shares of CenturyLink common stock or voting preferred stock at the close of business on July 13, 2010. You may cast one vote for each share of common stock or voting preferred stock of CenturyLink that you owned on the record date. On that date there were 301,272,052 shares of common stock and 9,434 shares of voting preferred stock of CenturyLink outstanding and entitled to vote.

The issuance of shares of CenturyLink common stock to Qwest stockholders requires approval by the affirmative vote of holders of a majority of the votes cast at the special meeting of CenturyLink shareholders on the proposal by holders of CenturyLink common stock and voting preferred stock, voting as a single class.

Approval of any proposal to adjourn the CenturyLink special meeting, if necessary, for the purpose of soliciting additional proxies requires the affirmative vote of holders of a majority of the total shares of CenturyLink common stock and voting preferred stock present or represented at the meeting, voting as a single class.

On the record date, less than 1.0% of the outstanding CenturyLink common shares and none of the outstanding shares of CenturyLink voting preferred stock were held by CenturyLink directors and executive officers and their affiliates. CenturyLink currently expects that CenturyLink’s directors and executive officers will vote their shares in favor of the issuance of CenturyLink common stock in the merger, although none has entered into any agreements obligating them to do so.

The Qwest Special Meeting (See page 31)

The special meeting of Qwest stockholders will take place on August 24, 2010, 10:00 a.m. (local time), at The Colorado Ballroom, Denver Marriott City Center, 1701 California Street, Denver, CO 80202. At the special meeting, stockholders of Qwest will be asked:

•	to adopt the Agreement and Plan of Merger, dated as of April 21, 2010, among CenturyLink, SB44 Acquisition Company, a wholly owned subsidiary of CenturyLink formed for the purpose of effecting the merger, and Qwest pursuant to which SB44 Acquisition Company will be merged with and into Qwest and each outstanding share of common stock of Qwest will be converted into the right to receive 0.1664 shares of common stock of CenturyLink, with cash paid in lieu of fractional shares; and

•	to vote upon an adjournment of the Qwest special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

You may vote at the Qwest special meeting if you owned common stock of Qwest at the close of business on the record date, July 13, 2010. On that date there were 1,737,058,360 shares of common stock of Qwest outstanding and entitled to vote. You may cast one vote for each share of common stock of Qwest that you owned on the record date.

As of the record date, less than 1.0% of the outstanding common stock of Qwest was held by its directors and executive officers and their affiliates. Qwest currently expects that Qwest’s directors and executive officers will vote their shares in favor of adopting the merger agreement, although none has entered into any agreements obligating them to do so.

The affirmative vote of the holders of at least a majority of the shares of outstanding common stock of Qwest on the record date is required to adopt the merger agreement. The affirmative vote of the holders of a majority of the shares of Qwest common stock present or represented at the Qwest special meeting is required to approve any proposal to adjourn the Qwest special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

Risk Factors

Before voting at the CenturyLink special meeting or the Qwest special meeting, you should carefully consider all of the information contained in or as incorporated by reference into this joint proxy statement-prospectus, as well as the specific factors under the heading “Risk Factors” beginning on page 14.

Selected Historical Financial Data of CenturyLink

The following tables set forth selected consolidated financial information for CenturyLink. The selected statement of operations data for the three months ended March 31, 2010 and 2009 and the selected balance sheet data as of March 31, 2010 and 2009 have been derived from CenturyLink’s unaudited consolidated financial statements. In the opinion of CenturyLink’s management, all adjustments considered necessary for a fair presentation of the interim March 31 financial information have been included. The selected statement of operations data for each of the years in the five year period ended December 31, 2009 and the selected balance sheet data as of December 31 for each of the years in the five year period ended December 31, 2009 have been derived from CenturyLink’s consolidated financials statements that were audited by KPMG LLP, except as noted below. The following information should be read together with CenturyLink’s consolidated financial statements, the notes related thereto and management’s related reports on CenturyLink’s financial condition and performance, all of which are contained in CenturyLink’s reports filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information” beginning on page 131. The operating results for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for any future periods.

	Three Months
	Ended March 31,		Year Ended December 31,
	2010	2009	2009(1)	2008	2007	2006		2005
	(Unaudited)
	(In millions, except per share amounts)

Selected Statement of Operations Data
Operating revenues	$1,800	636	4,974	2,600	2,656	2,448		2,479
Operating income	$545	164	1,233	721	793	666		736
Net income attributable to CenturyLink, Inc.	$253	67	647	366	418	370		334
Earnings per common share
Basic	$0.84	0.67	3.23	3.53	3.79	3.15		2.55
Diluted	$0.84	0.67	3.23	3.52	3.71	3.07	(2)	2.49	(2)
Dividends per common share	$0.725	0.70	2.80	2.1675	0.26	0.25		0.24
Weighted average basic shares outstanding	299.4	99.1	198.8	102.3	109.4	116.7		130.8
Weighted average diluted shares outstanding	300.0	99.1	199.1	102.6	112.8	122.0	(2)	136.1	(2)

	March 31,		December 31,
	2010	2009	2009(1)	2008	2007	2006	2005
	(Unaudited)
	(Dollars in millions)

Selected Balance Sheet Data
Net property, plant and equipment	$8,970	2,822	9,097	2,896	3,108	3,109	3,304
Goodwill	$10,252	4,016	10,252	4,016	4,011	3,431	3,433
Total assets	$22,322	7,934	22,563	8,254	8,185	7,441	7,763
Long-term debt, including current portion	$7,721	3,023	7,754	3,315	3,014	2,591	2,653
Shareholders’ equity	$9,501	3,175	9,467	3,168	3,416	3,199	3,624
Selected Operating Data (unaudited):
Telephone access lines	6,913,000	1,993,000	7,039,000	2,025,000	2,135,000	2,094,000	2,214,000
High-speed Internet customers	2,306,000	665,000	2,236,000	641,000	555,000	369,000	249,000

(1)	On July 1, 2009, CenturyLink acquired Embarq Corporation in a stock-for-stock transaction which significantly expanded the scope of CenturyLink’s operations and the amount of its outstanding common stock and debt. Embarq’s financial results are included in the above table for periods subsequent to the July 1, 2009 acquisition date.
(2)	These numbers reflect the retrospective application of Emerging Issues Task Force 03-06-1, which CenturyLink adopted January 1, 2009; therefore, these numbers are unaudited.

Selected Historical Financial Data of Qwest

The following tables set forth selected consolidated financial information for Qwest. The selected statement of operations data for the three months ended March 31, 2010 and 2009 and the selected balance sheet data as of March 31, 2010 and 2009 have been derived from Qwest’s unaudited consolidated financial statements. In the opinion of Qwest’s management, all adjustments considered necessary for a fair presentation of the interim March 31 financial information have been included. The selected statement of operations data for each of the five years ended December 31, 2009 and the selected balance sheet data as of December 31 for each of the years in the five-year period ended December 31, 2009 have been derived from Qwest’s consolidated financial statements that were audited by KPMG LLP, except as noted below. The following information should be read together with Qwest’s 2009, 2008 and 2007 consolidated financial statements, the notes related thereto and management’s related reports on Qwest’s financial condition and performance, all of which are contained in Qwest’s reports filed with the SEC and incorporated herein by reference. See “Where You Can Find More Information” beginning on page 131. The operating results for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for any future period.

	Three Months
	Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006		2005
	(Unaudited)
	(In millions, except per share amounts)
Selected Statement of Operations Data
Operating revenues	$2,966	3,173	12,311	13,475	13,778	13,923		13,903
Operating income	$568	549	1,975	2,097	1,756	1,555		855
Net income attributable to Qwest Communications International Inc.	$38	206	662	652	2,890	553	(1)	(784	)(1)
Earnings per common share
Basic	$0.02	0.12	0.38	0.38	1.57	0.29	(1)	(0.43	)(1)
Diluted	$0.02	0.12	0.38	0.37	1.50	0.28	(1)	(0.43	)(1)
Dividends declared per common share	$—	—	0.32	0.32	0.08	—		—
Weighted average common shares outstanding
Basic	1,719.1	1,702.1	1,709.3	1,728.7	1,829.2	1,889.9		1,836.4
Diluted	1,739.4	1,706.8	1,713.5	1,730.2	1,915.2	1,965.8		1,842.8

	March 31,		December 31,
	2010	2009	2009	2008	2007		2006		2005
	(Unaudited)
	(Dollars in millions)
Selected Balance Sheet Data
Property, plant and equipment — net	$12,078	12,816	12,299	13,045	13,671		14,579		15,568
Total assets	$19,362	19,711	20,380	20,141	22,471	(1)	21,234	(1)	21,491	(1)
Total long-term borrowings — net	$13,546	13,342	14,200	13,555	14,098	(1)	14,695	(1)	15,242	(1)
Shareholders’ (deficit) equity	$(1,120)	(1,164)	(1,178)	(1,386)	655	(1)	(1,252	)(1)	(2,984	)(1)
Selected Operating Data (unaudited)(2):
Telephone access lines	9,663,000	10,800,000	9,925,000	11,127,000	12,336,000		N/A		N/A
High-speed Internet customers	2,852,000	2,708,000	2,812,000	2,652,000	2,413,000		N/A		N/A

(1)	These numbers reflect the retrospective application of Financial Accounting Standards Board Staff Position APB 14-1 and Emerging Issues Task Force 03-06-1, which Qwest adopted on January 1, 2009; therefore, these numbers are unaudited.

(2)	In 2010, Qwest changed the basis of how it counts subscribers and access lines to better align with its revenue. Qwest restated the previously reported subscriber counts and access lines for all periods in the three year period ended December 31, 2009 to be on the same basis as the current period presentation. The data needed to restate the periods prior to 2007 on the same basis are no longer available.

Summary Unaudited Pro Forma Combined Condensed Financial Information

The following table shows summary unaudited pro forma combined condensed financial information about the combined financial condition and operating results of CenturyLink and Qwest after giving effect to the merger. The unaudited pro forma financial information assumes that the merger is accounted for by applying the acquisition method with CenturyLink treated as the acquirer. The unaudited pro forma condensed combined balance sheet data gives effect to the merger as if it had occurred on March 31, 2010. The unaudited pro forma condensed combined income statement data (i) gives effect to the merger as if it had become effective at January 1, 2009, and (ii) also gives effect to CenturyLink’s July 1, 2009 merger with Embarq as if it had become effective January 1, 2009, in each case based on the most recent valuation data available. The summary unaudited selected pro forma combined condensed financial information listed below has been derived from and should be read in conjunction with (i) the more detailed unaudited pro forma combined condensed financial information, including the notes thereto, appearing elsewhere in this joint proxy statement-prospectus, (ii) the consolidated financial statements and the related notes of both CenturyLink and Qwest, incorporated herein by reference, and (iii) the historical consolidated results of Embarq for the first half of 2009. See “Unaudited Pro Forma Combined Condensed Financial Information” on page 109 and “Where You Can Find More Information” on page 131.

The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of the combined company’s future operating results or financial position. The unaudited pro forma combined condensed financial information does not give effect to (i) any potential revenue enhancements or cost synergies that could result from either merger (other than those actually realized subsequent to CenturyLink’s July 1, 2009 acquisition of Embarq) or (ii) any transaction or integration costs relating to the merger. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma combined condensed financial information, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma combined condensed financial information is subject to adjustment and may vary significantly from the definitive allocation of the final purchase price that will be recorded subsequent to completion of the merger. The determination of the final purchase price will be based on the number of shares of Qwest common stock outstanding and CenturyLink’s stock price at closing.

	Year Ended	Three Months Ended
	December 31,	March 31,
	2009	2010
	(Unaudited)
	(In millions, except per share amounts)

Statement of Operations Data
Net Operating revenues	$19,758	$4,719
Operating income	$3,651	$1,021
Net income before extraordinary item and discontinued operations	$1,402	$254
Basic earnings per share before extraordinary item and discontinued operations	$2.40	$0.43
Diluted earnings per share before extraordinary item and discontinued operations	$2.39	$0.43

March 31, 2010
(In millions)

Summary Balance Sheet
Net property, plant and equipment	$21,048
Goodwill	$20,681
Total assets	$52,423
Long-term debt, including current portion	$22,086
Shareholders’ equity	$19,956

Equivalent and Comparative Per Share Information

The following table sets forth, for the three months ended March 31, 2010 and the year ended December 31, 2009, selected per share information for CenturyLink common stock on a historical and pro forma combined basis and for Qwest common stock on a historical and pro forma equivalent basis. Except for the historical information as of and for the year ended December 31, 2009, the information in the table is unaudited. You should read the table below together with the historical consolidated financial statements and related notes of CenturyLink and Qwest contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2010, all of which are incorporated by reference into this joint proxy statement-prospectus. See “Where You Can Find More Information” on page 131.

The CenturyLink pro forma combined earnings per share were calculated using the methodology as described below under the heading “Unaudited Pro Forma Combined Condensed Financial Information”, and is subject to all the assumptions, adjustments and limitations described thereunder. The CenturyLink pro forma combined cash dividends per common share represent CenturyLink’s historical cash dividends per common share. The CenturyLink pro forma combined book value per share was calculated by dividing total combined CenturyLink and Qwest common shareholders’ equity by pro forma equivalent common shares. The Qwest pro forma equivalent per common share amounts were calculated by multiplying the CenturyLink pro forma combined per share amounts by the exchange ratio of 0.1664.

	CenturyLink		Qwest
		Pro Forma			Pro Forma
	Historical	Combined	Historical		Equivalent

Basic earnings per common share before extraordinary item and discontinued operations
Three months ended March 31, 2010	$0.84	$0.43	$0.02		$0.07
Year ended December 31, 2009	$2.55	$2.40	$0.38		$0.40
Diluted earnings per common share before extraordinary item and discontinued operations
Three months ended March 31, 2010	$0.84	$0.43	$0.02		$0.07
Year ended December 31, 2009	$2.55	$2.39	$0.38		$0.40
Cash dividends declared per common share
Three months ended March 31, 2010	$0.725	$0.725	$0.00	(1)	$0.12
Year ended December 31, 2009	$2.80	$2.80	$0.32		$0.47
Book value per common share
As of March 31, 2010	$31.65	$33.88	$(0.64)		$5.64

(1)	Qwest paid a cash dividend of $0.08 per share in the first quarter of 2010; however, that dividend was declared in the fourth quarter of 2009.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement-prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement, in the case of Qwest stockholders, or for the issuance of shares of CenturyLink common stock in the merger, in the case of CenturyLink shareholders. In addition, you should read and consider the risks associated with each of the businesses of CenturyLink and Qwest because these risks will also affect the combined company. These risks can be found in CenturyLink’s and Qwest’s respective Annual Reports on Form 10-K for fiscal year 2009, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this joint proxy statement-prospectus. You should also read and consider the other information in this joint proxy statement-prospectus and the other documents incorporated by reference into this joint proxy statement-prospectus. See the section entitled “Where You Can Find More Information” beginning on page 131.

Risk Factors Relating to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in either CenturyLink’s or Qwest’s stock price.

Upon the closing of the merger, each share of Qwest common stock will be converted into the right to receive 0.1664 shares of CenturyLink common stock with cash paid in lieu of fractional shares. This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either CenturyLink common stock or Qwest common stock. Changes in the price of CenturyLink common stock prior to the merger will affect the market value of the merger consideration that Qwest stockholders will receive on the date of the merger. Stock price changes may result from a variety of factors (many of which are beyond our control), including the following factors:

•	changes in our respective businesses, operations, assets, liabilities and prospects;

•	changes in market assessments of the business, operations, financial position and prospects of either company;

•	market assessments of the likelihood that the merger will be completed, including related considerations regarding regulatory approvals of the merger;

•	interest rates, general market and economic conditions and other factors generally affecting the price of CenturyLink’s and Qwest’s common stock; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Qwest and CenturyLink operate.

The price of CenturyLink common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement-prospectus and on the date of the special meetings of CenturyLink and Qwest. As a result, the market value of the merger consideration represented by the exchange ratio will also vary. For example, based on the range of closing prices of CenturyLink common stock during the period from April 21, 2010, the last trading day before public announcement of the merger, through July 15, 2010, the latest practicable date before the date of this joint proxy statement-prospectus, the exchange ratio of 0.1664 shares of CenturyLink common stock represented a market value ranging from a low of $5.48 to a high of $6.02.

Because the merger will be completed after the date of the special meetings, at the time of your special meeting, you will not know the exact market value of the CenturyLink common stock that Qwest stockholders will receive upon completion of the merger. You should consider the following two risks:

•	If the price of CenturyLink common stock increases between the date the merger agreement was signed or the date of the CenturyLink special meeting and the effective time of the merger, Qwest stockholders will receive shares of CenturyLink common stock that have a market value upon completion of the merger that is greater than the market value of such shares calculated pursuant to the exchange ratio when the merger agreement was signed or the date of the CenturyLink special meeting, respectively. Therefore, while the number of CenturyLink common shares to be issued per Qwest common share is fixed, CenturyLink shareholders cannot be sure of the market value of the consideration that will be paid to Qwest stockholders upon completion of the merger.

•	If the price of CenturyLink common stock declines between the date the merger agreement was signed or the date of the Qwest special meeting and the effective time of the merger, including for any of the reasons described above, Qwest stockholders will receive shares of CenturyLink common stock that have a market value upon completion of the merger that is less than the market value of such shares calculated pursuant to the exchange ratio on the date the merger agreement was signed or on the date of the Qwest special meeting, respectively. Therefore, while the number of CenturyLink shares to be issued per Qwest common share is fixed, Qwest stockholders cannot be sure of the market value of the CenturyLink common stock they will receive upon completion of the merger or the market value of CenturyLink common stock at any time after the completion of the merger.

The completion of the merger is subject to the receipt of consents and approvals from government entities, which may impose conditions that could have an adverse effect on CenturyLink or Qwest or could cause either CenturyLink or Qwest to abandon the merger.

We are unable to complete the merger until after the applicable waiting period under the HSR Act expires or terminates and we receive approvals from the FCC and various state governmental entities. In deciding whether to grant some of these approvals, the relevant governmental entity will make a determination of whether, among other things, the merger is in the public interest. Regulatory entities may impose certain requirements or obligations as conditions for their approval or in connection with their review.

The merger agreement may require us to accept conditions from these regulators that could adversely impact the combined company without either of us having the right to refuse to close the merger on the basis of those regulatory conditions. Neither CenturyLink nor Qwest can provide any assurance that we will obtain the necessary approvals or that any required conditions will not have a material adverse effect on the combined company following the merger. In addition, we can provide no assurance that these conditions will not result in the abandonment of the merger. See “The Issuance of CenturyLink Shares and the Merger — Regulatory Approvals Required for the Merger” beginning on page 92 and “The Issuance of CenturyLink Shares and the Merger — The Merger Agreement — Conditions to Completion of the Merger” beginning on page 99.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Qwest and CenturyLink.

If the merger is not completed, the ongoing businesses of Qwest or CenturyLink may be adversely affected and Qwest and CenturyLink will be subject to several risks, including the following:

•	being required, under certain circumstances, to pay a termination fee of $350 million;

•	having to pay certain costs relating to the proposed merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and

•	focusing of management of each of the companies on the merger instead of on pursuing other opportunities that could be beneficial to the companies, in each case, without realizing any of the benefits of having the merger completed.

If the merger is not completed, Qwest and CenturyLink cannot assure their shareholders that these risks will not materialize and will not materially affect the business, financial results and stock prices of Qwest or CenturyLink.

The merger agreement contains provisions that could discourage a potential competing acquirer of either Qwest or CenturyLink or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict Qwest’s and CenturyLink’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire all or a significant part of Qwest or CenturyLink. Further, even if the Qwest board of directors or CenturyLink board of directors withdraws or qualifies its recommendation for the adoption of the merger agreement or the issuance of CenturyLink stock in the merger, respectively, they will still be required to submit the matter to a vote of their respective shareholders at the special meetings. In addition, the other party generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposals that may be made before such board of directors may withdraw or qualify its recommendation. In some circumstances on termination of the merger agreement, one of the parties may be required to pay a termination fee to the other party. See “The Issuance of CenturyLink Shares and the Merger — The Merger Agreement — No Solicitation of Alternative Proposals” beginning on page 100, “— Termination of the Merger Agreement” beginning on page 101 and “— Expenses and Termination Fees” beginning on page 102.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Qwest or CenturyLink from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

The pendency of the merger could adversely affect the business and operations of CenturyLink and Qwest.

In connection with the pending merger, some customers or vendors of each of CenturyLink and Qwest may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of CenturyLink and Qwest, regardless of whether the merger is completed. Similarly, current and prospective employees of CenturyLink and Qwest may experience uncertainty about their future roles with the combined company following the merger, which may materially adversely affect the ability of each of CenturyLink and Qwest to attract and retain key personnel during the pendency of the merger. In addition, due to operating covenants in the merger agreement, each of CenturyLink and Qwest may be unable, during the pendency of the merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Risk Factors Relating to CenturyLink Following the Merger

Operational Risks

CenturyLink expects to incur substantial expenses related to the merger.

CenturyLink expects to incur substantial expenses in connection with completing the merger and integrating the business, operations, networks, systems, technologies, policies and procedures of Qwest with those of CenturyLink. There are a large number of systems that must be integrated, including billing, management information, purchasing, accounting and finance, sales, payroll and benefits, fixed asset, lease administration and regulatory compliance. While CenturyLink has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Moreover, CenturyLink expects to commence these integration initiatives before it has completed a similar integration of its business with the business of Embarq, acquired in 2009, which could cause both of these integration initiatives to be delayed or rendered more costly or disruptive than would otherwise be the case. Due to these factors, the transaction and integration expenses associated with the Qwest merger could, particularly in the near term, exceed the savings that CenturyLink expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the merger. As a result of these expenses, CenturyLink expects to take charges against its earnings before and after the completion of the merger. The charges taken after the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

Following the merger, the combined company may be unable to integrate successfully the businesses of CenturyLink and Qwest and realize the anticipated benefits of the merger.

The merger involves the combination of two companies which currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of CenturyLink and Qwest. Potential difficulties the combined company may encounter in the integration process include the following:

•	the inability to successfully combine the businesses of CenturyLink and Qwest in a manner that permits the combined company to achieve the cost savings anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with the combined company;

•	the complexities associated with managing the combined businesses out of several different locations and integrating personnel from the two companies, while at the same time attempting to provide consistent, high quality products and services under a unified culture;

•	the additional complexities of combining two companies with different histories, regulatory restrictions, markets and customer bases, and initiating this process before CenturyLink has fully completed the integration of its operations with those of Embarq;

•	the failure to retain key employees of either of the two companies;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s products, services, standards, controls, procedures and policies, any of which could adversely affect the ability of the combined company to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the combined company.

The merger will change the profile of CenturyLink’s local exchange markets to include more large urban areas, with which CenturyLink has limited operating experience.

Prior to the Embarq acquisition, CenturyLink provided local exchange telephone services to predominantly rural areas and small to mid-size cities. Although Embarq’s local exchange markets include Las Vegas, Nevada and suburbs of Orlando and several other large U.S. cities, CenturyLink has operated these more dense markets only since mid-2009. Qwest’s markets include Phoenix, Arizona, Denver, Colorado, Minneapolis — St. Paul, Minnesota, Seattle, Washington, Salt Lake City, Utah, and Portland, Oregon, and, on average, are substantially denser than those traditionally served by CenturyLink. While CenturyLink believes its strategies and operating models developed serving rural and smaller markets can successfully be applied to larger markets, it can not assure you of this. CenturyLink’s business, financial performance and prospects could be harmed if its current strategies or operating models cannot be successfully applied to larger markets following the merger, or are required to be changed or abandoned to adjust to differences in these larger markets.

Following the merger, the combined company may be unable to retain key employees.

The success of CenturyLink after the merger will depend in part upon its ability to retain key Qwest and CenturyLink employees. Key employees may depart either before or after the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with CenturyLink following the merger. Accordingly, no assurance can be given that CenturyLink, Qwest and, following the merger, the combined company will be able to retain key employees to the same extent as in the past.

If CenturyLink and Qwest continue to experience access line losses similar to the past several years, following the merger, the combined company’s revenues, earnings and cash flows may be adversely impacted.

CenturyLink’s and Qwest’s businesses generate a substantial portion of their revenues by delivering voice and data services over access lines. CenturyLink and Qwest have experienced access line losses over the past several years due to a number of factors, including increased competition and wireless and broadband substitution. This trend has been more pronounced in the larger, more urban markets that constitute the core of Qwest’s local exchange telephone markets. CenturyLink and Qwest expect the combined company to continue to experience access line losses following the merger. The combined company’s inability to retain access lines could adversely impact its revenues, earnings and cash flow from operations.

CenturyLink and Qwest face competition, which is expected to intensify and place further pressure on the market share of the combined company.

As a result of various technological, regulatory and other changes, the telecommunications industry has become increasingly competitive. CenturyLink and Qwest face competition from (i) wireless telephone services, which is expected to increase as wireless providers continue to expand and improve their network coverage and offer enhanced services, (ii) cable television operators, competitive local exchange carriers and VoIP providers and (iii) resellers, sales agents and facilities-based providers that either use their own networks or lease parts of the networks of CenturyLink or Qwest. Over time, CenturyLink and Qwest expect to face additional local exchange competition from electric utility and satellite communications providers, municipalities and alternative networks or non-carrier systems designed to reduce demand for their switching or access services. The recent proliferation of companies offering integrated service offerings has intensified competition in Internet, long distance and data services markets, and CenturyLink and Qwest expect that competition will further intensify in these markets.

While CenturyLink expects to achieve benefits from the merger, the combined company’s competitive position could be weakened in the future by strategic alliances or consolidation within the communications industry or the development of new technologies. CenturyLink’s ability to compete successfully will depend on how well the combined company markets its products and services and on CenturyLink’s ability to anticipate and respond to various competitive and technological factors affecting the industry, including changes in regulation (which may affect the combined company differently from its competitors), changes in consumer preferences or demographics, and changes in the product offerings or pricing strategies of the combined company’s competitors.

Following the merger, some of CenturyLink’s current and potential competitors are expected to (i) offer a more comprehensive range of communications products and services, (ii) have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources greater than those of the combined company, (iii) own larger and more diverse networks, (iv) conduct operations or raise capital at a lower cost than the combined company, (v) be subject to less regulation, (vi) offer greater online content services or (vii) have substantially stronger brand names. Consequently, these competitors may be better equipped to charge lower prices for their products and services, to provide more attractive offerings, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the marketing and sale of their products and services.

Competition could adversely impact CenturyLink following the merger in several ways, including (i) the loss of customers and market share, (ii) the possibility of customers reducing their usage of the combined company’s services or shifting to less profitable services, (iii) reduced traffic on the combined company’s networks, (iv) the combined company’s need to expend substantial time or money on new capital improvement projects, (v) the combined company’s need to lower prices or increase marketing expenses to remain competitive and (vi) the combined company’s inability to diversify by successfully offering new products or services.

CenturyLink could be harmed by rapid changes in technology.

The communications industry is experiencing significant technological changes, particularly in the areas of VoIP, data transmission and electronic and wireless communications. The growing prevalence of electronic mail and similar digital communications continues to reduce demand for many of the products and services currently offered by CenturyLink and Qwest. Other changes in technology could result in the development of additional products or services that compete with or displace those offered by CenturyLink and Qwest, or that enable current customers to reduce or bypass use of their networks. Several large electric utilities have announced plans to offer communications services that will compete with local exchange companies. Following the merger, some of CenturyLink’s competitors may enjoy network advantages that will enable them to provide services that have a greater market acceptance than the combined company’s services. Technological change could also require CenturyLink to expend capital or other resources in excess of currently contemplated levels. CenturyLink cannot predict with certainty which technological changes will provide the greatest threat to the combined company’s competitive position. CenturyLink may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into its systems in a cost effective manner, or at all. If CenturyLink cannot develop new products to keep pace with technological advances, or if such products are not widely embraced by its customers, it could be adversely impacted.

The industry in which CenturyLink operates is changing; CenturyLink cannot assure you that its diversification efforts will be successful.

The telephone industry has recently experienced a decline in access lines and intrastate minutes of use, which, coupled with the other changes resulting from competitive, technological and regulatory developments, could materially adversely affect the core business and future prospects of CenturyLink following the merger. As explained in greater detail in the reports that CenturyLink and Qwest have filed with the SEC, the number of access lines operated by traditional phone companies have decreased over the last several years, and CenturyLink and Qwest each expects this trend to continue. CenturyLink and Qwest have also earned less intrastate revenues in recent years due to reductions in intrastate minutes of use (partially due to the displacement of minutes of use by wireless, electronic mail, text messaging, arbitrage and other optional calling services). CenturyLink believes that the combined company’s intrastate minutes of use after the merger will continue to decline, although the magnitude of such decrease is uncertain. Likewise, similar reductions are occurring for interstate minutes of use and are expected to continue after the merger.

Recently, CenturyLink and Qwest have broadened their products and services by reselling, as part of their bundled product and service offerings, the products or services of other third-party providers. CenturyLink’s reliance after the merger on other companies and their networks to provide these services could constrain its flexibility and limit the profitability of these new offerings. CenturyLink provides facilities-based digital video services to select markets and may initiate other new service or product offerings in the future. CenturyLink anticipates that these new offerings will generate lower profit margins than many of its traditional services. Moreover, CenturyLink’s new product or service offerings could be constrained by intellectual property rights held by others, or could subject it to the risk of infringement claims brought by others. For these and other reasons, CenturyLink cannot assure you that its recent or future diversification efforts will be successful.

CenturyLink may not be able to continue to grow through acquisitions.

CenturyLink has traditionally sought growth largely through acquisitions of properties similar to those currently operated by it. However, following the merger, CenturyLink cannot assure you that properties will be available for purchase on terms attractive to it, particularly if they are burdened by regulations, pricing plans or competitive pressures that are new or different from those historically applicable to the incumbent properties of CenturyLink and Qwest. Moreover, CenturyLink cannot assure you that it will be able to arrange financing on terms acceptable to it or to obtain timely federal and state governmental approvals on terms acceptable to it, or at all.

CenturyLink’s future results will suffer if CenturyLink does not effectively manage its expanded operations following the merger.

Following the merger, CenturyLink may continue to expand its operations through additional acquisitions, other strategic transactions, and new product and service offerings, some of which involve complex technical, engineering, and operational challenges. CenturyLink’s future success depends, in part, upon CenturyLink’s ability to manage its expansion opportunities, which pose substantial challenges for CenturyLink to integrate new operations into its existing business in an efficient and timely manner, to successfully monitor CenturyLink’s operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. CenturyLink cannot assure you that its expansion or acquisition opportunities will be successful, or that CenturyLink will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

Following the merger, CenturyLink may need to conduct branding or rebranding initiatives that are likely to involve substantial costs and may not be favorably received by customers.

CenturyLink plans to consult with Qwest about how and under what brand names to market the various legacy communications services of CenturyLink and Qwest. Prior to the merger, CenturyLink and Qwest will each continue to market their respective products and services using the “CenturyLink” and “Qwest” brand names and logos. Following the merger, CenturyLink may discontinue use of either or both of the “CenturyLink” or “Qwest” brand names and logos in some or all of the markets of the combined company and will incur substantial capital and other costs in rebranding the combined company’s products and services in those markets that previously used a different name and may result in substantial write-offs associated with the discontinued use of a brand name. The failure of any of these initiatives could adversely affect CenturyLink’s ability to attract and retain customers after the merger, resulting in reduced revenues.

Following the merger, CenturyLink’s relationships with other communications companies will continue to be material to its operations and will expose it to a number of risks.

Following the merger, CenturyLink will continue to originate and terminate calls for long distance carriers and other interexchange carriers over the combined company’s networks in exchange for access charges that will continue to represent a significant portion of CenturyLink’s revenues. If these carriers go bankrupt or experience substantial financial difficulties, CenturyLink’s inability to timely collect access charges from them could have a negative effect on CenturyLink’s business and results of operations.

In addition, certain of CenturyLink’s operations will continue to carry a significant amount of voice and data traffic for larger communications companies. As these larger communications companies consolidate or expand their networks, it is possible that they could transfer a significant portion of this traffic from the combined company’s fiber network to their networks, which could have a negative effect on CenturyLink’s business and results of operations.

Following completion of the merger, it is expected that CenturyLink will continue to rely on certain reseller and sales agency arrangements with other companies to provide some of the services that it will sell to its customers. If CenturyLink fails to extend or renegotiate these arrangements as they expire from time to time or if these other companies fail to fulfill their contractual obligations, CenturyLink may have difficulty finding alternative arrangements. In addition, as a reseller or sales agent, CenturyLink will not control the availability, retail price, design, function, quality, reliability, customer service or branding of these products and services, nor will it directly control all of the marketing and promotion of these products and services. To the extent that these other companies make decisions that negatively impact the ability of CenturyLink to market and sell its products and services, its business plans and reputation could be negatively impacted.

Network disruptions or system failures could adversely affect CenturyLink’s operating results and financial condition.

To be successful following the merger, CenturyLink will need to continue providing the combined company’s customers with high capacity, reliable and secure networks. Disruptions or system failures may cause interruptions in service or reduced capacity for customers. If service is not restored in a timely manner, agreements with the combined company’s customers or service standards set by state regulatory commissions could obligate it to provide credits or other remedies. If network security is breached, confidential information of the combined company’s customers or others could be lost or misappropriated, and CenturyLink may be required to expend additional resources modifying network security to remediate vulnerabilities. The occurrence of any disruption or system failure may result in a loss of business, increase expenses, damage CenturyLink’s reputation, subject CenturyLink to additional regulatory scrutiny or expose it to civil litigation and possible financial losses that may not be fully covered through insurance, any of which could have a material adverse effect on CenturyLink’s results of operations and financial condition.

Regulatory and Legal Risks

CenturyLink’s revenues could be materially reduced or its expenses materially increased by changes in regulations, including those recently proposed by the FCC.

Much of CenturyLink’s and Qwest’s revenues are, and following the merger will remain, dependent upon laws and regulations which, if changed, could result in material revenue reductions. Laws and regulations applicable to CenturyLink, Qwest and their competitors have been and are likely to continue to be challenged in the courts, which, following the merger, could also affect the combined company’s revenues.

Risk of loss or reduction of network access charge revenues or support fund payments.  CenturyLink and Qwest are subject to substantial regulation by the FCC. FCC rules and regulations are subject to change in response to industry developments, changes in law, technological changes and political considerations. The FCC regulates tariffs for interstate access and subscriber line charges, both of which are components of CenturyLink’s and Qwest’s revenues. The FCC has been considering comprehensive reform of its inter-carrier compensation rules for several years.

Following the merger, the combined company will continue to receive substantial revenues from the federal Universal Service Fund, which we refer to as the USF, and, to a lesser extent, intrastate support funds. These governmental programs are reviewed and amended from time to time, and CenturyLink cannot assure you that they will not be changed or impacted in a manner adverse to CenturyLink. For several years, the FCC and a federal-state joint board established by Congress have considered comprehensive reforms of the federal USF contribution and distribution rules. During this period, various parties have objected to the size of the USF or questioned the continued need to maintain the program in its current form. Pending judicial appeals and congressional proposals create additional uncertainty regarding our future receipt of support payments. In addition, the number of eligible telecommunications carriers receiving support payments from this program has increased substantially in recent years, which, coupled with other factors, has placed additional financial pressure on the amount of money that is available to provide support payments to all eligible recipients, including CenturyLink and Qwest.

The FCC’s 10-year National Broadband Plan released on March 16, 2010 seeks comprehensive changes in federal communications regulations and programs that could, among other things, result in lower universal service funding and access revenues for several of CenturyLink’s and Qwest’s local exchange companies. At this stage, neither company can predict the ultimate outcome of this plan or provide any assurances that its implementation will not have a material adverse effect on their business, operating results or financial condition.

Risks posed by state regulations.  CenturyLink and Qwest are also subject to the authority of state regulatory commissions which have the power to regulate intrastate rates and services, including local, in-state long-distance and network access services. CenturyLink’s and Qwest’s businesses could be materially adversely affected by the adoption of new laws, policies and regulations or changes to existing state regulations. In particular, CenturyLink cannot assure you that it will succeed in obtaining or maintaining all requisite state regulatory approvals for its current operations or, following the merger, the operations of the combined company without the imposition of restrictions on its business, which could have the effect of imposing material additional costs on CenturyLink or limiting its revenues.

Risks posed by costs of regulatory compliance.  Regulations continue to create significant compliance costs for CenturyLink and Qwest. Following the merger, challenges to CenturyLink’s tariffs by regulators or third parties or delays in obtaining certifications and regulatory approvals could cause it to incur substantial legal and administrative expenses, and, if successful, such challenges could adversely affect the rates, terms and conditions of the service offerings. CenturyLink’s and Qwest’s businesses also may be impacted by legislation and regulation imposing new or greater obligations related to assisting law enforcement, bolstering homeland security, increasing disaster recovery requirements, minimizing environmental impacts, enhancing privacy or addressing other issues that impact CenturyLink’s or Qwest’s businesses. CenturyLink expects its compliance costs to increase if future laws or regulations continue to increase its obligations to assist other governmental agencies.

Any adverse outcome of the KPNQwest litigation or other material litigation of Qwest or CenturyLink could have a material adverse impact on the financial condition and operating results of CenturyLink following the merger.

As described in further detail in Qwest’s reports filed with the SEC, the pending KPNQwest litigation presents material and significant risks to Qwest, and, following the merger, to the combined company. In the aggregate, the plaintiffs in these matters have sought billions of dollars in damages.

There are other material proceedings pending against Qwest and CenturyLink, as described in their respective reports filed with the SEC. Depending on their outcome, any of these matters could have a material adverse effect on the financial position or operating results of Qwest, CenturyLink or, following the merger, the combined company. Neither Qwest nor CenturyLink can give any assurances as to the impacts on their operating results or financial conditions as a result of these matters.

Counterparties to certain significant agreements with Qwest may exercise contractual rights to terminate such agreements following the merger.

Qwest is a party to certain agreements that give the counterparty a right to terminate the agreement following a “change in control” of Qwest. Under most such agreements, the merger will constitute a change in control and therefore the counterparty may terminate the agreement upon the closing of the merger. Qwest has agreements subject to such termination provisions with significant customers, major suppliers and providers of services where Qwest has acted as reseller or sales agent. In addition, certain Qwest customer contracts, including those with state or federal government agencies, allow the customer to terminate the contract at any time for convenience, which would allow the customer to terminate its contract before, at or after the closing of the merger. Any such counterparty may request modifications of their respective agreements as a condition to their agreement not to terminate. There is no assurance that such agreements will not be terminated, that any such terminations will not result in a material adverse effect, or that any modifications of such agreements to avoid termination will not result in a material adverse effect.

CenturyLink may be unable to obtain security clearances necessary to perform certain Qwest government contracts.

Certain Qwest legal entities and officers have security clearances required for Qwest’s performance of customer contracts with various government entities. Following the merger, it may be necessary for

CenturyLink to obtain comparable security clearances. If CenturyLink or its officers are unable to qualify for such security clearances, CenturyLink may not be able to continue to perform such contracts.

Other Risks

In connection with the merger, CenturyLink will assume a substantial amount of indebtedness and may need to incur more in the future.

As a result of assuming Qwest’s indebtedness in connection with the merger, CenturyLink will become more leveraged. This could have material adverse consequences for CenturyLink, including (i) reducing CenturyLink’s credit ratings and thereby raising its borrowing costs, (ii) hindering CenturyLink’s ability to adjust to changing market, industry or economic conditions, (iii) limiting CenturyLink’s ability to access the capital markets to refinance maturing debt or to fund acquisitions or emerging businesses, (iv) limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses, (v) making CenturyLink more vulnerable to economic or industry downturns, including interest rate increases, and (vi) placing CenturyLink at a competitive disadvantage compared to less leveraged competitors.

In connection with executing CenturyLink’s business strategies following the merger, CenturyLink expects to continue to evaluate the possibility of acquiring additional communications assets and making strategic investments, and CenturyLink may elect to finance these endeavors by incurring additional indebtedness. Moreover, to respond to competitive challenges, CenturyLink may be required to raise substantial additional capital to finance new product or service offerings. CenturyLink’s ability to arrange additional financing will depend on, among other factors, CenturyLink’s and, following the merger, the combined company’s financial position and performance, as well as prevailing market conditions and other factors beyond CenturyLink’s control. CenturyLink cannot assure you that it will be able to obtain additional financing on terms acceptable to CenturyLink or at all. If CenturyLink is able to obtain additional financing, CenturyLink’s credit ratings could be further adversely affected, which could further raise CenturyLink’s borrowing costs and further limit its future access to capital and its ability to satisfy its obligations under its indebtedness.

CenturyLink cannot assure you whether, when or in what amounts it will be able to use Qwest’s net operating losses following the merger.

As of March 31, 2010, Qwest had $5.46 billion of net operating losses, or NOLs, which for federal income tax purposes can be used to offset future taxable income, subject to certain limitations under Section 382 of the Code and related regulations. CenturyLink’s ability to use these NOLs following the merger may be further limited by Section 382 if Qwest is deemed to undergo an ownership change as a result of the merger or CenturyLink is deemed to undergo an ownership change following the merger, either of which could restrict use of a material portion of the NOLs. Determining the limitations under Section 382 is technical and highly complex. Although the parties, based on their review to date, currently believe that Qwest will not undergo an ownership change as a result of the merger, neither company has definitively completed the analysis necessary to confirm this. Moreover, issuances or sales of CenturyLink stock following the merger (including certain transactions outside of CenturyLink’s control) could result in an ownership change under Section 382. For these and other reasons, we cannot assure you that CenturyLink will be able to use the NOLs after the merger in the amounts it projects.

Adverse changes in the value of assets or obligations associated with CenturyLink’s employee benefit plans could negatively impact its financial results or financial position.

Following the merger, CenturyLink will maintain one or more qualified pension plans, non-qualified pension plans and post-retirement benefit plans, several of which are currently underfunded. Adverse changes in interest rates or market conditions, among other assumptions and factors, could cause a significant increase in the benefit obligations under these plans or a significant decrease in the value of plan assets. With respect to the qualified pension plans, adverse changes could require CenturyLink to contribute a material amount of cash to the plans or could accelerate the timing of any required cash payments. The process of calculating benefit obligations is complex. The amount of required contributions to these plans in future years will depend on earnings on investments, discount rates, changes in the plans and funding laws and regulations. Any future material cash contributions could have a negative impact on CenturyLink’s financial results or financial position.

The historical and unaudited pro forma combined condensed financial information included elsewhere in this joint proxy statement-prospectus may not be representative of CenturyLink’s results after the merger, and accordingly, you have limited financial information on which to evaluate the combined company.

CenturyLink and Qwest will continue to operate as separate companies prior to the merger. CenturyLink and Qwest have no prior history as a combined company. The historical financial statements of Qwest may be different from those that would have resulted had Qwest been operated as part of CenturyLink. The pro forma combined condensed financial information appearing below has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma combined condensed financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Qwest’s assets and liabilities. The purchase price allocation reflected in the pro forma combined condensed financial information included in this joint proxy statement-prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Qwest as of the date of the completion of the merger. The unaudited pro forma combined condensed financial information does not reflect future events that may occur after the merger, including the costs related to the planned integration of Qwest and any future non-recurring charges resulting from the merger, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The unaudited pro forma financial information presented in this joint proxy statement-prospectus is based in part on certain assumptions regarding the merger that CenturyLink believes are reasonable under the circumstances. CenturyLink cannot assure you that the assumptions will prove to be accurate over time.

CenturyLink cannot assure you that it will be able to continue paying dividends at the current rate.

As noted elsewhere in this joint proxy statement-prospectus, CenturyLink plans to continue its current dividend practices following the merger. However, you should be aware that CenturyLink shareholders may not receive the same dividends following the merger for reasons that may include any of the following factors:

•	CenturyLink may not have enough cash to pay such dividends due to changes in CenturyLink’s cash requirements, capital spending plans, cash flow or financial position;

•	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the CenturyLink board of directors, which reserves the right to change CenturyLink’s dividend practices at any time and for any reason;

•	the effects of regulatory reform, including any changes to inter-carrier compensation and the USF rules;

•	CenturyLink’s desire to maintain or improve the credit ratings on its senior debt;

•	the amount of dividends that CenturyLink may distribute to its shareholders is subject to restrictions under Louisiana law and is limited by restricted payment and leverage covenants in CenturyLink’s credit facilities and, potentially, the terms of any future indebtedness that CenturyLink may incur; and

•	the amount of dividends that CenturyLink’s subsidiaries may distribute to CenturyLink is subject to restrictions imposed by state law, restrictions that may be imposed by state regulators in connection with obtaining necessary approvals for the merger, and restrictions imposed by the terms of credit facilities applicable to certain subsidiaries and, potentially, the terms of any future indebtedness that these subsidiaries may incur.

CenturyLink’s common shareholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

CenturyLink faces other risks.

The risks listed above are not exhaustive, and you should be aware that following the merger CenturyLink will face various other risks, including those discussed in reports filed by CenturyLink and Qwest with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement-prospectus and the documents incorporated by reference into this joint proxy statement-prospectus contain certain forecasts and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, revenue enhancements, competitive positions, growth opportunities, plans and objectives of the management of each of CenturyLink, Qwest and, following the merger, the combined company, the merger and the markets for CenturyLink and Qwest common stock and other matters. Statements in this joint proxy statement-prospectus and the documents incorporated by reference herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act, and Section 27A of the Securities Act. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of CenturyLink, Qwest and, following the merger, the combined company, wherever they occur in this joint proxy statement-prospectus or the documents incorporated by reference herein, are necessarily estimates reflecting the best judgment of the respective managements of CenturyLink and Qwest and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and incorporated by reference into this joint proxy statement-prospectus.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this joint proxy statement-prospectus, including in the section entitled “Risk Factors” beginning on page 14. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in CenturyLink’s and Qwest’s filings with the SEC, including their respective Annual Reports on Form 10-K for 2009, as updated by subsequent Quarterly Reports on Form 10-Q. These important factors also include those set forth under “Risk Factors,” beginning on page 14, as well as, among others, risks and uncertainties relating to:

•	the ability of the parties to timely and successfully receive the required approvals for the merger from (i) regulatory agencies free of conditions materially adverse to the parties and (ii) their respective shareholders;

•	the possibility that the anticipated benefits from the merger cannot be fully realized or may take longer to realize than expected;

•	the possibility that costs, difficulties or disruptions related to the integration of Qwest’s operations into CenturyLink will be greater than expected;

•	the ability of the combined company to retain and hire key personnel;

•	the timing, success and overall effects of competition from a wide variety of competitive providers;

•	continued access to credit markets on acceptable terms;

•	the risks inherent in rapid technological change;

•	the effects of ongoing changes in the regulation of the communications industry, including changes recently proposed by the FCC;

•	the ability of the combined company to (i) effectively adjust to changes in the communications industry (ii) effectively adjust to changes in the composition of its markets and product mix and (iii) successfully introduce new product or service offerings on a timely and cost-effective basis;

•	the outcome of pending litigation in which CenturyLink or Qwest is involved, including the KPNQwest litigation matters in which the plaintiffs have sought, in the aggregate, billions of dollars in damages;

•	the ability of the combined company to utilize the NOLs of Qwest in amounts projected;

•	changes in the future cash requirements of the combined company; and

•	general market, labor and economic and related uncertainties.

Due to these risks and uncertainties, there can be no assurances that the results anticipated by the forecasts or other forward-looking statements of CenturyLink or Qwest will occur, that their respective judgments or assumptions will prove correct, or that unforeseen developments will not occur. Accordingly, you are cautioned not to place undue reliance upon any forecasts or other forward-looking statements of CenturyLink or Qwest, which speak only as of the date made. CenturyLink and Qwest undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise.

THE COMPANIES

CenturyLink

CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA 71203
Telephone: (318) 388-9000

CenturyLink, a Louisiana corporation, together with its subsidiaries, is an integrated communications company engaged primarily in providing an array of communications services, including local and long distance voice, wholesale local network access, high-speed Internet access, data, and video services. CenturyLink strives to maintain its customer relationships by, among other things, bundling its service offerings to provide a complete offering of integrated communications services. CenturyLink primarily conducts its operations in 33 states located within the continental United States. On July 1, 2009, CenturyLink acquired Embarq in a transaction that substantially expanded the size and scope of CenturyLink’s business and reduced the significance of direct comparisons of CenturyLink’s recent results of operations or operating data with periods preceding the Embarq transaction. CenturyLink began using the “CenturyLink” brand name immediately following this acquisition, and formally changed its name from “CenturyTel, Inc.” to “CenturyLink, Inc.” on May 20, 2010.

As of March 31, 2010, CenturyLink’s incumbent local exchange telephone subsidiaries operated approximately 6.9 million telephone access lines in 33 states, with over 75% of these lines located in Florida, North Carolina, Missouri, Nevada, Ohio, Wisconsin, Texas, Pennsylvania, Virginia and Alabama. According to published sources, CenturyLink is currently the fourth largest local exchange telephone company in the United States based on the number of access lines served.

CenturyLink also provides fiber transport, competitive local exchange carrier, security monitoring, pay telephone and other communications, professional and business information services in certain local and regional markets.

In recent years, CenturyLink has expanded its product offerings to include satellite television services and wireless broadband services.

Additional information about CenturyLink and its subsidiaries is included in documents incorporated by reference into this joint proxy statement-prospectus. See “Where You Can Find More Information” on page 131.

Qwest

Qwest Communications International Inc.
1801 California Street
Denver, CO 80202
Telephone: (303) 992-1400

Qwest, a Delaware corporation, offers data, Internet, video and voice services nationwide and globally. Qwest operates the majority of its business in the 14-state region of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. Qwest’s products and services include: (i) strategic services, which include primarily private line, broadband, Qwest iQ Networking®, hosting, video, VoIP and Verizon Wireless services; (ii) legacy services, which include primarily local, long-distance, access, WAN and ISDN services; and (iii) data integration. Most of Qwest’s products and services are provided using its telecommunications network, which consists of voice and data switches, copper cables, fiber-optic broadband cables and other equipment, the majority of which is located in the 14-state region noted above. Additional information about Qwest and its subsidiaries is included in documents incorporated by reference into this joint proxy statement-prospectus. See “Where You Can Find More Information” on page 131.

SB44 Acquisition Company

SB44 Acquisition Company, a wholly owned subsidiary of CenturyLink, is a Delaware corporation formed on April 21, 2010 for the purpose of effecting the merger. Upon completion of the merger, SB44 Acquisition Company will be merged with and into Qwest and the name of the resulting company will be Qwest Communications International Inc.

SB44 Acquisition Company has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

THE CENTURYLINK SPECIAL MEETING

Date, Time and Place

The special meeting of CenturyLink shareholders will be held at 100 CenturyLink Drive, Monroe, Louisiana, on August 24, 2010 at 11:00 a.m., local time.

Purpose of the CenturyLink Special Meeting

At the CenturyLink special meeting, CenturyLink shareholders will be asked:

•	to vote on a proposal to approve the issuance of CenturyLink common stock to Qwest stockholders in connection with the merger; and

•	to vote upon an adjournment of the CenturyLink special meeting, if necessary, to solicit additional proxies if there are not sufficient votes for the proposal to issue CenturyLink common stock in connection with the merger.

Recommendation of the Board of Directors of CenturyLink

The CenturyLink board of directors unanimously has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement, including the issuance of CenturyLink common stock to Qwest stockholders in connection with the merger, are advisable and in the best interests of CenturyLink and its shareholders and has unanimously approved the merger agreement.

The CenturyLink board of directors unanimously recommends that the CenturyLink shareholders vote “FOR” the proposal to issue shares of CenturyLink common stock to Qwest stockholders in connection with the merger.

CenturyLink Record Date; Stock Entitled to Vote

Only holders of record of shares of CenturyLink common stock or voting preferred stock at the close of business on July 13, 2010, the record date for the CenturyLink special meeting, will be entitled to notice of, and to vote at, the CenturyLink special meeting or any adjournments thereof. You may cast one vote for each share of common stock or voting preferred stock of CenturyLink that you owned on the record date.

On the record date, there were outstanding a total of 301,272,052 shares of CenturyLink common stock entitled to vote at the CenturyLink special meeting and 9,434 shares of CenturyLink voting preferred stock entitled to vote at the CenturyLink special meeting.

On the record date, less than 1.0% of the outstanding CenturyLink common shares and none of the outstanding shares of CenturyLink voting preferred stock were held by CenturyLink directors and executive officers and their respective affiliates. CenturyLink currently expects that CenturyLink’s directors and executive officers will vote their shares in favor of the issuance of CenturyLink common stock to Qwest stockholders in connection with the merger, although none has entered into any agreements obligating them to do so.

Quorum

Shareholders who hold a majority of the total number of shares of CenturyLink common stock and voting preferred stock issued and outstanding on the record date must be present or represented by proxy to constitute a quorum to organize the CenturyLink special meeting. All shares of CenturyLink common stock or voting preferred stock represented at the CenturyLink special meeting, including abstentions and broker non-votes (shares held by a broker or nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum to organize the CenturyLink special meeting.

Required Vote

The issuance of CenturyLink common stock to Qwest stockholders in connection with the merger requires approval by the affirmative vote of holders of a majority of the votes cast on the proposal at the CenturyLink special meeting by holders of CenturyLink common stock and voting preferred stock, voting as a single class. Approval of any proposal to adjourn the CenturyLink special meeting, if necessary, for the purpose of soliciting additional proxies requires the affirmative vote of holders of a majority of the total shares of CenturyLink common stock and voting preferred stock present or represented at the meeting, voting as a single class.

Abstentions and Broker Non-Votes

If you are a CenturyLink shareholder and fail to vote, fail to instruct your broker or nominee to vote, or abstain from voting, it will have no effect on the proposal to approve the issuance of shares of CenturyLink common stock to Qwest stockholders in connection with the merger or any adjournment proposals, assuming a quorum is present. Although abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present to organize the CenturyLink special meeting, they will not be counted as present, represented by proxy, or cast for purposes of determining whether the requisite vote to approve any such proposal has been obtained.

Voting of Proxies

A proxy card is enclosed for your use. CenturyLink requests that you sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of CenturyLink common stock or voting preferred stock represented by it will be voted at the CenturyLink special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is signed and returned without an indication as to how the shares of CenturyLink common stock or voting preferred stock represented by the proxy are to be voted with regard to a particular proposal, the CenturyLink common stock or voting preferred stock represented by the proxy will be voted in favor of each such proposal. At the date hereof, CenturyLink management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this joint proxy statement-prospectus other than the matters set forth in CenturyLink’s accompanying Notice of Special Meeting of Shareholders. In accordance with CenturyLink’s bylaws and Louisiana law, business transacted at the CenturyLink special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the CenturyLink special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the CenturyLink special meeting in person.

Participants in Benefit Plans

If you beneficially own any CenturyLink common stock by virtue of participating in any retirement plan of CenturyLink or Embarq, then you have received separate voting instruction cards in lieu of a proxy card. These voting instruction cards entitle you, on a confidential basis, to instruct the plan trustees how to vote the shares of CenturyLink common stock allocated to your plan account. The cards for some of the plans will similarly entitle you to direct the voting of a proportionate number of plan shares of CenturyLink common stock for which properly executed instructions are not timely received and some will require you to act in your capacity as a “named fiduciary,” which requires you to exercise your voting rights prudently and in the interest of all plan participants. Plan participants who wish to vote should complete and return voting instruction cards in the manner provided by such cards. If you elect not to vote plan shares of CenturyLink common stock allocated to your accounts, your plan shares will be voted in the manner specified in the voting instruction cards.

Shares Held in Street Name

If you hold your shares of CenturyLink stock in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to CenturyLink or by voting in person at the CenturyLink special meeting unless you provide to CenturyLink a “legal proxy,” which you must obtain from your broker, bank or nominee. Further, brokers who hold shares of CenturyLink stock on behalf of their customers may not vote those shares without specific instructions from their customers.

If you are a CenturyLink shareholder and you do not instruct your broker on how to vote any of your shares held in street name, your broker may not vote those shares, which will have no effect on any of the proposals to be considered at the CenturyLink special meeting, assuming a quorum is present.

Revocability of Proxies or Voting Instructions

If you are a holder of record on the record date for the CenturyLink special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the CenturyLink special meeting. You can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date; or

•	you can attend the CenturyLink special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by CenturyLink’s Secretary at 100 CenturyLink Drive, Monroe, Louisiana 71203, no later than the beginning of the CenturyLink special meeting. If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote using the telephone or Internet, or by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote.

Plan participants who wish to revoke their voting instructions must contact the applicable plan trustee and follow its procedures.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the CenturyLink special meeting will be borne by CenturyLink. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of CenturyLink, without additional remuneration, by personal interview, telephone, facsimile or otherwise. CenturyLink will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. CenturyLink has retained Innisfree M&A Incorporated to assist in its solicitation of proxies and has agreed to pay them a fee of $50,000, plus an additional $25,000 contingent upon the approval of the proposal to issue shares of CenturyLink common stock in connection with the merger, plus reasonable expenses, for these services.

THE QWEST SPECIAL MEETING

Date, Time and Place

The special meeting of Qwest stockholders is scheduled to be held at the Colorado Ballroom, Denver Marriott City Center, 1701 California Street, Denver, CO 80202, on August 24, 2010 at 10:00 A.M., local time.

Purpose of the Qwest Special Meeting

The special meeting of Qwest stockholders is being held:

•	to adopt the Agreement and Plan of Merger, dated as of April 21, 2010, among CenturyLink, SB44 Acquisition Company, a wholly owned subsidiary of CenturyLink, and Qwest, pursuant to which SB44 Acquisition Company will be merged with and into Qwest and each outstanding share of common stock of Qwest will be converted into the right to receive 0.1664 shares of common stock of CenturyLink, with cash paid in lieu of fractional shares; and

•	to vote upon an adjournment of the Qwest special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

Recommendation of the Board of Directors of Qwest

The board of directors of Qwest has determined that the merger agreement is advisable and in the best interests of Qwest and its stockholders, and has approved the merger agreement and the merger.

The Qwest board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement.

Qwest Record Date; Stock Entitled to Vote

Only holders of record of shares of Qwest common stock at the close of business on July 13, 2010 are entitled to notice of, and to vote at, the Qwest special meeting and at an adjournment of the meeting. This date is referred to as the record date for the meeting. A complete list of stockholders of record of Qwest entitled to vote at the Qwest special meeting will be available for the 10 days before the Qwest special meeting at Qwest’s executive offices and principal place of business at 1801 California Street, Denver, Colorado 80202 for inspection by stockholders of Qwest during ordinary business hours for any purpose germane to the Qwest special meeting. The list will also be available at the Qwest special meeting for examination by any stockholder of Qwest of record present at the special meeting.

As of the record date for Qwest’s special meeting, the directors and executive officers of Qwest as a group owned and were entitled to vote approximately 8 million shares of the common stock of Qwest, or less than 1.0% of the outstanding shares of the common stock of Qwest on that date. Qwest currently expects that Qwest’s directors and executive officers will vote their shares in favor of adopting the merger, although none of them has entered into any agreements obligating them to do so.

Quorum

A quorum is necessary to hold a valid special meeting of Qwest stockholders. A quorum will be present at the Qwest special meeting if the holders of a majority of the outstanding shares of the common stock of Qwest entitled to vote on the record date are present, in person or by proxy. If a quorum is not present at the Qwest special meeting, Qwest expects the presiding officer to adjourn the special meeting in order to solicit additional proxies. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present.

Required Vote

The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of common stock of Qwest entitled to vote at the special meeting.

Abstentions and Broker Non-Votes

If you are a Qwest stockholder and fail to vote, fail to instruct your broker or nominee to vote, or vote to abstain, it will have the same effect as a vote against the proposal to adopt the merger agreement.

Voting at the Special Meeting

Whether or not you plan to attend the Qwest special meeting, please vote your shares of Qwest common stock. If your shares of Qwest common stock are held in your name, you may vote in person at the special meeting of Qwest stockholders or by proxy.

Voting in Person

If you plan to attend the Qwest special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares of Qwest common stock are held in “street name,” which means your shares of Qwest common stock are held of record by a broker, bank or other nominee, and you wish to vote at the Qwest special meeting, you must bring to the Qwest special meeting a proxy from the record holder (your broker, bank or nominee) of the shares of Qwest common stock authorizing you to vote at the Qwest special meeting. Also please note that if your shares of Qwest common stock are held through Qwest’s 401(k) plan, you may attend the special meeting but your shares can only be voted in advance of the meeting by following the voting instructions provided to you by the plan’s trustee.

Voting by Proxy

You should vote your proxy even if you plan to attend the Qwest special meeting. You can always change your vote at the Qwest special meeting.

Your enclosed proxy card includes specific instructions for voting your shares of Qwest common stock. Qwest’s electronic voting procedures are designed to authenticate your identity and to ensure that your votes are accurately recorded. When the accompanying proxy is returned properly executed, the shares of Qwest common stock represented by it will be voted at the Qwest special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If you return your signed proxy card without indicating how you want your shares of Qwest common stock to be voted with regard to a particular proposal, your shares of Qwest common stock will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the Qwest special meeting and cannot be voted.

If your shares of Qwest common stock are held in an account with a broker, bank or other nominee or through Qwest’s 401(k) plan, you have received a separate voting instruction card in lieu of a proxy card and you must follow those instructions in order to vote. If you hold your shares in street name and you do not instruct your broker on how to vote your shares of Qwest common stock, your broker may not vote your shares of Qwest common stock, which will have the same effect as a vote against the proposal to adopt the merger agreement. If you hold your shares through Qwest’s 401(k) plan and you do not instruct the plan’s trustee on how to vote your shares of Qwest common stock, the trustee will vote in the manner specified in the voting instruction card you received from the trustee.

Revocation of Proxies or Voting Instructions

You have the power to revoke your proxy at any time before your proxy is voted at the Qwest special meeting. You can revoke your proxy or voting instructions in one of four ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date;

•	if you are a holder of record of Qwest common stock on the record date for the Qwest special meeting, you can attend the Qwest special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given; or

•	if your shares of Qwest common stock are held in an account with a broker, bank or other nominee or through Qwest’s 401(k) plan, you must follow the instructions on the voting instruction card you received in order to change or revoke your instructions.

If you choose either of the first two methods, your notice of revocation or your new proxy must be received by Qwest’s Corporate Secretary at 1801 California Street, Denver, Colorado 80202 no later than the beginning of the Qwest special meeting.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the Qwest special meeting will be borne by Qwest. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of Qwest, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Qwest will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of Qwest common stock held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. Qwest has retained BNY Mellon Shareowner Services to assist in its solicitation of proxies and has agreed to pay them a fee of approximately $14,500, plus reasonable expenses, for these services.

THE ISSUANCE OF CENTURYLINK SHARES AND THE MERGER

Effects of the Merger

Upon completion of the merger, SB44 Acquisition Company, a wholly owned subsidiary of CenturyLink formed for the purpose of effecting the merger, will merge with and into Qwest. Qwest will be the surviving corporation in the merger and will thereby become a wholly owned subsidiary of CenturyLink.

In the merger, each outstanding share of Qwest common stock (other than shares owned by Qwest, CenturyLink, or SB44 Acquisition Company, which will be cancelled) will be converted on the effective date of the merger into the right to receive 0.1664 shares of CenturyLink common stock for each share of Qwest common stock owned at closing, with cash paid in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger. CenturyLink shareholders will continue to hold their existing CenturyLink shares.

Background of the Merger

CenturyLink and Qwest periodically review and assess their respective financial and strategic alternatives available to enhance shareholder value. As leading companies in the telecommunications industry, CenturyLink and Qwest are generally familiar with each other’s business.

As part of its periodic review and assessment of Qwest’s financial and strategic alternatives, in September 2009, management of Qwest conducted a review of the participants in the telecommunications industry and evaluated potential opportunities with such participants, including CenturyLink and a company we refer to as Company A.

Later in September 2009, Edward A. Mueller, Chairman and Chief Executive Officer of Qwest, requested that Evercore Partners, which had a relationship with Glen F. Post, III, Chief Executive Officer and President of CenturyLink, introduce Mr. Mueller to Mr. Post so that Mr. Mueller, who did not already know Mr. Post, could arrange a meeting with Mr. Post to share their views of their respective businesses, the state of the industry, and regulatory changes and issues.

Mr. Post and Mr. Mueller met on October 2, 2009 and discussed these issues and potential industry consolidation, including the strategic benefits of potentially combining CenturyLink and Qwest. No specific proposal or terms were discussed at that meeting, and Mr. Post indicated that while a transaction might be of interest, CenturyLink remained fully engaged in the process of integrating the operations of Embarq, which it had acquired on July 1, 2009. Mr. Post reported the above discussions to the CenturyLink board of directors in a communication in late October.

To continue the general business discussion, Mr. Post and Mr. Mueller agreed to have their respective senior management teams meet in November 2009 to share their views and approaches on operational improvements, the state of the industry, various telecommunications technologies and strategic initiatives. On November 11, 2009, CenturyLink and Qwest entered into a confidentiality agreement with respect to business, regulatory and strategic partnering opportunities in anticipation of their meeting. At a breakout session during the November 11, 2009 meeting, representatives of Qwest and CenturyLink discussed the strategic benefits of, and potential issues related to, a combination of CenturyLink and Qwest, including potential synergies, again without reference to any specific proposal or terms. Mr. Post gave an overview of Qwest’s business at a regularly scheduled meeting of the CenturyLink board of directors on November 18, 2009.

On a few occasions in November and December 2009, Mr. Post and Mr. Mueller discussed by phone the state of the industry, as well as the possibility of a business combination between CenturyLink and Qwest.

In late November 2009, Qwest had exploratory discussions and shared materials with Company A regarding several potential strategic transactions.

Mr. Post and Mr. Mueller met again on December 20 and December 21, 2009, expressed their views that there were strong potential benefits from a combination of the two companies, discussed the possibility that CenturyLink would be the acquiror in such a transaction, and agreed to meet to discuss possible terms of a merger in February 2010 following both companies’ announcements of earnings for fiscal year 2009. While no specific proposal was made, Mr. Post expressed his views as to guiding principles on valuation, and his view that consideration in the form of CenturyLink common stock would be appropriate for the transaction since CenturyLink and Qwest were in the same industry and their fortunes would be reasonably expected to rise and fall together. Mr. Post reported on his discussions with Mr. Mueller in a January 9, 2010 communication to the CenturyLink board of directors and at a regularly scheduled meeting of the CenturyLink board of directors of January 19, 2010. No action was taken at the meeting with respect to any transaction involving Qwest.

Also, in late December 2009, Qwest had preliminary discussions with a private equity firm, Company B, regarding a potential joint venture proposal. In mid January 2010, Company B and the management of Qwest had further discussions regarding a potential joint venture and Company B made a presentation regarding its views on a potential joint venture. In late January 2010, Mr. Mueller met with Company B regarding the potential joint venture and also discussed the possibility of Company B acquiring Qwest. Qwest and Company B entered into a confidentiality agreement on February 10, 2010 that included a one-year standstill provision. In early February 2010, the Chief Executive Officer of Company A indicated to Mr. Mueller that Company A was not interested in pursuing a transaction with Qwest at that time. Qwest believed that Company A was not interested because its strategic focus was elsewhere.

On February 16, 2010, since Qwest was in active discussions with CenturyLink and Company B regarding potential strategic alternatives, Qwest contacted Lazard and engaged it as its lead financial advisor to assist with Qwest’s review of potential strategic alternatives.

Qwest announced its earnings for the fourth quarter and full year 2009 on February 16, 2010. At a regularly scheduled board of directors meeting of Qwest on February 17 and 18, 2010, Mr. Mueller reported on preliminary discussions with CenturyLink. Mr. Mueller also indicated that Company A was not interested in a transaction with Qwest and that senior management of Qwest had no basis to believe that there were other interested strategic parties. At the board meeting, the board of directors formed a transaction committee to facilitate communications with management in connection with a potential transaction and approved the engagement of Lazard as its lead financial advisor. The transaction committee was given no authority to approve or disapprove any potential strategic alternatives. Mr. Mueller called Mr. Post on February 23, 2010, to inform Mr. Post that the Qwest board of directors had been made aware of the preliminary discussions between Qwest and CenturyLink.

At a regularly scheduled meeting of the CenturyLink board of directors on February 23, 2010, Mr. Post reported on his discussions with Mr. Mueller and management discussed preliminary valuation and other potential transaction issues. CenturyLink announced its earnings for 2009 on February 25, 2010, and Mr. Post called Mr. Mueller on or about February 26, 2010, to discuss CenturyLink’s reported earnings, expectations regarding financial events in 2010, and CenturyLink’s financial outlook. During this period, representatives of each of CenturyLink and Qwest began to conduct “due diligence” investigations of the other, including review of publicly available information.

On March 2, 2010, Mr. Post and Mr. Mueller discussed a potential merger in greater detail, including the strengths and weaknesses of each of the companies and the benefits of combining them, the senior management teams of each company, potential revenue streams and growth prospects, the recent and anticipated performance of each of the companies’ various segments, leverage, regulatory matters, market opportunities and operational matters. Mr. Post and Mr. Mueller agreed that the companies’ financial advisors should meet to discuss a framework for valuation in a possible combination.

On March 5, 2010, at the direction of CenturyLink and Qwest, representatives of certain of CenturyLink’s financial advisors and representatives of Qwest’s financial advisor, Lazard, met to discuss valuation. Certain of CenturyLink’s financial advisors gave their view that a 15% premium could be appropriate, which, based on the CenturyLink and Qwest closing stock prices and outstanding shares on that date, would have implied an exchange ratio of 0.1605 shares of CenturyLink common stock for each share of Qwest common stock, or approximately $5.36 per share of Qwest common stock. Lazard indicated that it believed that a premium at a percentage well into the 30’s would be more appropriate, which, based on the CenturyLink and Qwest closing stock prices and outstanding shares on such date, would have implied an exchange ratio of at least 0.1815 shares of CenturyLink common stock for each share of Qwest common stock, or at least approximately $6.06 per share of Qwest common stock at this time.

On March 8, 2010, certain of CenturyLink’s financial advisors reiterated to Lazard CenturyLink’s view that a 15% premium was appropriate. At the same time, Mr. Post and Mr. Mueller spoke again, and Mr. Post further detailed CenturyLink’s general views with respect to valuation of the Qwest business generally and separately with respect to Qwest’s net operating losses accrued for federal income tax purposes, which are referred to herein as the NOLs. Mr. Mueller indicated that if CenturyLink was only contemplating an offer at a 15% premium to Qwest’s current share price, there was no need for the parties’ management teams to meet. Mr. Post stated, with a number of caveats, that CenturyLink would be willing to consider a transaction with a higher premium. Mr. Post and Mr. Mueller agreed that their companies’ respective financial advisors should not negotiate value any further at this time.

Also on March 8, 2010, management of Qwest and representatives of Lazard met with Company B to further discuss Qwest’s business, opportunities and challenges. After that meeting, Qwest facilitated discussions between Company B and a large financial institution for purposes of Company B exploring financing alternatives available if it were to pursue an acquisition of Qwest. Later in the week of March 8, 2010, Qwest informed Company B that Qwest was in discussions with another party regarding a potential strategic transaction.

Over the next few weeks, CenturyLink and Qwest began to exchange non-public information as part of their respective due diligence investigations. On March 11, 2010, members of Qwest senior management made a presentation to members of CenturyLink senior management regarding Qwest’s historical and prospective business and financial and operating performance. On March 12, 2010, Mr. Post called Mr. Mueller to request additional information regarding certain legal matters pending against Qwest.

On March 15, 2010, the Qwest board of directors and transaction committee held a joint special meeting. Representatives of Lazard and Skadden, Arps, Slate, Meagher & Flom LLP, referred to as Skadden, Arps, were present. Mr. Mueller updated the Qwest board and transaction committee regarding the March 11 management meetings, his conversation with Mr. Post on March 12 and the completed and additional planned due diligence review process for CenturyLink. Representatives of Lazard then presented to the Qwest board and transaction committee a preliminary valuation analysis of Qwest based upon a series of different methodologies, including public company comparables (at multiples of EBITDA and free cash flow), analyses of premiums paid in comparable transactions and discounted cash flow analyses (based on consensus estimates of Wall Street analysts, as well as Qwest’s long-range plan). The Qwest board discussed with representatives of Lazard Qwest’s long-range plan, the value implications of Qwest’s NOLs and potential synergies and integration risks in connection with a potential business combination with CenturyLink. Representatives of Lazard discussed that the near-term goals in the long-range plan appeared to be more achievable than the longer-term projections, which appeared to be more aspirational. Lazard then provided an update on discussions with Company B and noted that Company A, the only other potential strategic partner believed to have any possible interest in a transaction, had indicated that it was not interested in a transaction with either Qwest or CenturyLink at that time. The Qwest transaction committee instructed Lazard not to contact any other parties at that time about a possible transaction with Qwest based upon the committee’s view that Qwest had already talked to each other potential likely bidder for Qwest. The Qwest transaction committee believed that the universe of potential bidders for Qwest was quite limited due to market conditions that were limiting the availability of credit and the fact that a number of companies in Qwest’s industry either were in the midst of a strategic transaction or were attempting to integrate a strategic transaction. The Qwest transaction committee also determined that the Qwest board should engage an investment banking firm to provide a valuation analysis for a set fee rather than on a contingent fee as was the case with Lazard. The Qwest transaction committee directed the Qwest senior management to provide an updated presentation to the Qwest board of its long-range plan, including the risks, uncertainties and assumptions associated with achieving the plan, and indicated to Mr. Mueller that the Qwest board wished to receive a report from the second investment banking firm before it formulated guidance for senior management with respect to valuation.

After the March 15, 2010 Qwest board and transaction committee meeting, the senior management of Qwest contacted Deutsche Bank and Morgan Stanley to engage them as additional financial advisors to work as a team along with Lazard. Qwest management believed that additional analyses from Deutsche Bank and Morgan Stanley would be beneficial because the Qwest board would be receiving reports from multiple financial advisors.

On March 16, 2010, representatives of Lazard had a telephonic conversation with representatives from Deutsche Bank and Morgan Stanley to discuss the potential strategic opportunities it was evaluating for Qwest.

Also on March 16, 2010, CenturyLink and Qwest entered into a revised confidentiality agreement which contained a mutual standstill provision.

On March 18, 2010, the Qwest board met and was provided an updated presentation from management regarding its long-range plan. Representatives of Lazard and Skadden, Arps were present. Mr. Mueller also reported on recent developments with CenturyLink, including the exchange of due diligence request lists earlier in the week and upcoming presentations senior management of Qwest would be making to CenturyLink on March 23, 2010.

Also on March 18, 2010, Perella Weinberg was engaged to provide the Qwest board with independent financial analysis and assistance in connection with a potential transaction with CenturyLink and, if requested, a fairness opinion regarding the transaction. Perella Weinberg’s services to the Qwest board were to be provided for a fixed fee.

On March 19, 2010, Company B informed Qwest and Lazard that, due to the amount of debt and equity that would need to be raised, the continuing challenging conditions in the financial markets in general, and limited estimated financial returns, it was not interested in pursuing a transaction with Qwest.

On March 22, 2010, the Qwest transaction committee met. Representatives of Lazard and Skadden, Arps were present. At the meeting, Lazard reported on discussions with CenturyLink, summarized the status of the due diligence process and reviewed a proposed transaction timeline. Lazard also provided an update on discussions with Company B. The Qwest transaction committee determined, after consultation with representatives of Lazard and based upon the report of the discussions with Company B, that it would instruct Lazard not to approach any additional private equity firms. The transaction committee believed that the pool of financial bidders was very small or nil due to the amount of debt and equity that would need to be raised, and determined that, even if there were any such bidders, they would likely put low valuations on Qwest due to the expected financial returns they would need to generate. The Qwest transaction committee also discussed with Lazard the potential universe of other strategic partners and, following this discussion, the transaction committee and full Qwest board concluded there were no other potential strategic partners that should be approached regarding a potential transaction with Qwest at this time. As noted above, the transaction committee believed that the universe of potential strategic partners was quite limited due to market conditions and recent strategic transactions in the industry.

On March 23, 2010, members of Qwest senior management gave a presentation regarding Qwest’s historical and prospective business, financial and operating performance and long-range plan to members of CenturyLink senior management and CenturyLink’s financial advisors, and also discussed a potential transaction with CenturyLink senior management. At the same meeting, the Qwest and CenturyLink management teams also discussed the potential effects of the transaction, including with respect to potential synergies and Qwest’s NOLs. CenturyLink senior management provided Qwest senior management and its financial advisors an overview of CenturyLink’s operations.

On March 25, 2010, Qwest and CenturyLink each gave the other access to a virtual data room set up by each company containing additional information on each company. Qwest and CenturyLink senior management spoke again on March 26, 2010, to discuss potential risks, including pending legal matters regarding Qwest and execution risk around business plans.

CenturyLink and Qwest also began to discuss more specific terms of the merger, while continuing their respective due diligence reviews. On March 26, 2010, Mr. Post and Mr. Mueller discussed the relative values of CenturyLink and Qwest, without reference to any specific exchange ratio, including in respect of the companies’ dividend policies and the recent and historical trends in the companies’ stock prices.

On March 29, 2010, the Qwest transaction committee met and discussed with representatives of Perella Weinberg its progress on its engagement to date and their proposed schedule. Representatives of Perella Weinberg proposed a follow-up call with the transaction committee on April 1, 2010 to present its preliminary valuation findings, to be followed by a presentation to the full Qwest board on April 5, 2010.

On March 31, 2010, the Qwest board met with Qwest senior management and representatives of Lazard and Skadden, Arps. Mr. Mueller reported on discussions with CenturyLink and noted that CenturyLink management would be providing management presentations to Qwest management and Qwest’s financial advisors on April 1, 2010. Mr. Mueller also discussed Qwest’s long-range plan and emphasized that it was not a “more likely than not” achievable plan, but rather one that was designed to set challenging goals for Qwest management. Qwest management then updated the Qwest board on due diligence activities. In executive session, the Qwest board discussed that in the event of a fixed exchange ratio, stock-for-stock transaction with CenturyLink, the value that Qwest stockholders would receive was not the value implied by the exchange ratio when a transaction was announced, but the value to a Qwest stockholder of the combined companies at and after the closing. The Qwest board instructed Lazard to prepare an analysis of a transaction with CenturyLink at various exchange ratios from the view of CenturyLink’s shareholders, with particular emphasis on the benefits to CenturyLink shareholders from synergies and utilization of Qwest’s NOLs.

Members of the senior management of CenturyLink and Qwest, including Mr. Post and Mr. Mueller, met on April 1, 2010 to review CenturyLink’s long-term view of its business. CenturyLink’s and Qwest’s respective financial advisors were also present at this meeting.

On April 1, 2010, the Qwest transaction committee met with representatives of Perella Weinberg and Skadden, Arps. Representatives of Perella Weinberg summarized the work it had completed since being engaged and outlined the preliminary ranges of the valuation analysis of Qwest that it intended to deliver to the full board on April 5, 2010.

On April 2, 2010, Richard N. Baer, Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary of Qwest, and Stacey W. Goff, Executive Vice President, General Counsel and Secretary of CenturyLink, along with each party’s outside counsel, discussed Qwest’s pending litigation.

On April 4, 2010, the Qwest transaction committee held a meeting with representatives of Perella Weinberg to review the transactional advice and valuation analysis that Perella Weinberg would be delivering to the full Qwest board on April 5, 2010.

On April 5, 2010, the Qwest board held a meeting with representatives of Lazard, Perella Weinberg and Skadden, Arps. Perella Weinberg presented its valuation analyses of Qwest, CenturyLink and the pro forma combined company. Prior to the Qwest board meeting, Lazard had provided the Qwest board with its views as to the valuation of CenturyLink. After a thorough discussion among the members of the Qwest board and representatives of Lazard, Perella Weinberg and Skadden, Arps, the Qwest board came to the conclusion that it would support a transaction with CenturyLink at a value that approximated $6.00 or more per share, which would imply an exchange ratio of at least 0.1672 and a premium of 15.2% based on the closing prices as of Friday, April 1, 2010, and that Qwest management should be so instructed. The Qwest board also concluded that Qwest management should be given guidance with respect to governance issues and Qwest board representation of the potential combined company. After further discussion among the Qwest directors, Lazard, Perella Weinberg, and Skadden, Arps, the Qwest board determined that Qwest management should be given guidance in the form of an exchange ratio, rather than a price per share, because the Qwest and CenturyLink stock prices would change before any potential merger agreement would be executed. Consistent with the views of its financial advisors, the Qwest board also decided that having management ask CenturyLink for downside protection, such as a collar on the value that an exchange ratio would imply, was not appropriate due to the Qwest board’s view that Qwest stockholders would be offered a lower exchange ratio from CenturyLink if the transaction included a collar or other downside protection and the view that the protection was unnecessary because CenturyLink’s and Qwest’s fortunes would be reasonably expected to rise and fall together because they are in the same industry.

Later in the day on April 5, 2010, members of the Qwest transaction committee called Mr. Mueller to inform him of the board’s decision, and authorized Mr. Mueller to commence price negotiations with Mr. Post. The transaction committee also directed Mr. Mueller to discuss several non-valuation matters with Mr. Post, including Qwest director representation on the board of directors of the combined company, management of the combined company, and the location of the combined company’s headquarters and operating units.

During the week of April 5, 2010, subject matter experts for Qwest and CenturyLink held numerous telephone calls and in-person meetings to discuss various due diligence matters.

Mr. Post and Mr. Mueller discussed valuation of CenturyLink and Qwest again on April 7, 2010. Mr. Mueller suggested that the parties select an exchange ratio that would result in Qwest stockholders receiving as merger consideration shares of CenturyLink common stock constituting 50% of the combined company on a pro forma basis, which based on the relative then-outstanding shares, would imply an exchange ratio of 0.1697 of a share of CenturyLink common stock for each share of Qwest common stock. Mr. Post noted that this placed a higher value on Qwest than had been discussed with the CenturyLink board of directors, and discussed with Mr. Mueller potential market reactions, the valuation of Qwest’s NOLs, and pending legal matters regarding Qwest. Mr. Post further noted that the CenturyLink board of directors might be receptive to an exchange ratio that would result in Qwest stockholders owning 50% of the combined company on a pro forma basis, but the significant pending legal matters regarding Qwest needed to be discussed further. Mr. Post and Mr. Mueller agreed to have their respective general counsels discuss the pending legal matters.

On April 8, 2010, Mr. Post proposed to Mr. Mueller post-closing ownership of the combined company by former Qwest stockholders ranging between 49% and 50%, which would imply an exchange ratio between

0.1632 and 0.1697 of a CenturyLink common share for each share of Qwest common stock. On April 9, 2010, Mr. Post called Mr. Mueller to propose post-closing ownership of the combined company by former Qwest stockholders of 49.5%, which would imply an exchange ratio of 0.1664 of a share of CenturyLink common stock per share of Qwest common stock.

Later on April 9, 2010, CenturyLink’s legal advisors, Wachtell, Lipton, Rosen & Katz, referred to as Wachtell, delivered a draft merger agreement to CenturyLink, which was then sent to Qwest’s legal advisors, Skadden, Arps.

On April 12, 2010, the CenturyLink board of directors and its legal and financial advisors met to discuss the proposed merger. The discussion included the financial and legal aspects of the transaction on the terms last presented by Mr. Post to Mr. Mueller, and further information gathered from the ongoing negotiations and due diligence. The CenturyLink board of directors discussed the potential risks and benefits of the proposed transaction, including among other things valuation issues, CenturyLink’s business prospects and strategy, and the strategic benefits of a combination with Qwest. The CenturyLink board of directors also authorized management and CenturyLink’s advisors to continue with negotiations.

Following the meeting, Mr. Post called Mr. Mueller to discuss the views of the CenturyLink board of directors regarding the proposed merger, including the proposed valuation. Mr. Post indicated that CenturyLink’s board was firm in not exceeding a post-closing ownership of 49.5% of the combined company by former Qwest stockholders. They also discussed proposed management of the combined company, including potential representation of Qwest directors on the board of directors of the combined company, the potential makeup of the senior management team, the location of the headquarters of the combined company, and the continuation of Qwest’s Business Markets Group in Denver, Colorado. CenturyLink’s and Qwest’s legal advisors, Mr. Goff, Mr. Baer and other members of CenturyLink and Qwest management began negotiating the terms of the merger agreement and related documentation, while CenturyLink and Qwest and their respective advisors continued their respective due diligence efforts.

During the early morning of April 15, 2010, Skadden, Arps delivered a revised draft of the merger agreement to Wachtell.

On April 14 and 15, 2010, the Qwest board of directors held a regularly scheduled meeting. Members of management, representatives of Qwest’s financial advisors and a representative of Skadden, Arps were present. Prior to the meeting, the Qwest board was provided with a summary of the draft merger agreement. Qwest’s management updated the Qwest board on the status of discussions with CenturyLink and reviewed in detail its due diligence review of CenturyLink. A representative of Skadden, Arps summarized the proposed terms of the merger agreement and reviewed the responsibilities and fiduciary duties of the Qwest board in connection with its evaluation of the proposed transaction. Qwest’s financial advisors then provided the board with a detailed presentation of the strategic rationale for the proposed combination with CenturyLink, including potential opportunities for synergies. The Qwest directors also discussed the need for appropriate Qwest representation on the board of directors of the combined company.

On April 16, 2010, Skadden, Arps delivered an initial draft of the Qwest disclosure letter to CenturyLink and Wachtell and Jones, Walker delivered an initial draft of the CenturyLink disclosure letter to Qwest and Skadden, Arps. Also on April 16, 2010, the companies’ legal advisors met to discuss in detail pending legal matters regarding Qwest.

On April 19, 2010, Patrick J. Martin, the lead independent director of the Qwest board of directors and the chairman of the transaction committee, met with Mr. Post to discuss Mr. Post’s views regarding the benefits of the potential transaction and appropriate Qwest representation on the board of directors of the combined company.

At a meeting of the CenturyLink board of directors on April 19, 2010, members of CenturyLink management reviewed in detail their due diligence findings with respect to Qwest, as well as various sensitivity analyses. CenturyLink’s financial advisors reviewed the potential financial impact of the transaction, and CenturyLink’s legal advisors discussed the terms of the draft merger agreement (a summary of which had been provided prior to the meeting), the directors’ duties and responsibilities in considering the proposed transaction, the results of the legal due diligence and the status of negotiations. Mr. Post also discussed the status of discussions concerning the composition of the combined company’s board of directors. Following discussion, the CenturyLink board of directors authorized CenturyLink’s management and advisors to continue with negotiations.

On April 20 and April 21, 2010, Mr. Goff and Mr. Baer met in New York City to negotiate a number of the remaining open issues in the draft merger agreement.

The CenturyLink board of directors met again on April 21, 2010, to consider the negotiated terms of the proposed transaction. CenturyLink’s financial advisors reviewed their joint financial analyses of the exchange ratio provided for in the proposed merger, which is summarized below in “— Summary of Joint Financial Analyses of CenturyLink’s Financial Advisors.” Representatives of each of CenturyLink’s financial advisors, Barclays Capital, Evercore and J.P. Morgan, delivered to the CenturyLink board of directors the oral opinion of such firm. These opinions were confirmed by delivery of written opinions, each dated April 21, 2010, which opinions are attached hereto as Annexes B, C and D, respectively, to the effect that, as of that date and based upon the factors and subject to the assumptions set forth in such opinion, the 0.1664 exchange ratio provided for in the proposed merger was fair, from a financial point of view, to CenturyLink, as more fully described below under the caption “— Opinions of CenturyLink’s Financial Advisors.” CenturyLink’s legal advisors reviewed the terms of the proposed merger agreement. Following discussion, the CenturyLink board of directors unanimously determined that the proposed merger agreement and the transactions contemplated thereby, including the proposed merger and the issuance of CenturyLink shares in connection with the proposed merger, was advisable to and in the best interests of CenturyLink and its shareholders, adopted resolutions approving the proposed merger agreement and the transactions contemplated thereby and recommended, subject to the terms and conditions in the proposed merger agreement, that CenturyLink’s shareholders approve the issuance of shares in connection with the proposed merger.

The Qwest board of directors met the evening of April 21, 2010, at which meeting the company’s senior management and outside legal and financial advisors were present. A representative of Skadden, Arps discussed changes to the draft merger agreement since the Qwest board meeting on April 15, 2010, including the number of Qwest representatives who would serve on the board of directors of the combined company. Prior to the meeting, the Qwest board was provided with copies of the most recent draft of the merger agreement. Lazard delivered to the Qwest board of directors its oral opinion, which was confirmed by delivery of a written opinion dated April 21, 2010, to the effect that, as of the that date and based upon and subject to the assumptions procedures, factors, qualifications and limitations set forth in such opinion, the exchange ratio of 0.1664, which represented $6.02 per share of Qwest common stock based on closing stock prices as of April 21, 2010, provided for in the proposed merger was fair, from a financial point of view, to the holders of Qwest common stock, as more fully described below under the caption “— Opinions of Qwest’s Financial Advisors — Opinion of Lazard Frères & Co. LLC.” Deutsche Bank delivered to the Qwest board of directors its oral opinion, which was confirmed by delivery of a written opinion dated April 21, 2010, to the effect that, as of the that date and based upon the factors and subject to the assumptions set forth in such opinion, the 0.1664 exchange ratio, which represented $6.02 per share of Qwest common stock based on closing stock prices as of April 21, 2010, provided for in the proposed merger was fair, from a financial point of view, to the holders of Qwest common stock, as more fully described below under the caption “— Opinions of Qwest’s Financial Advisors — Opinion of Deutsche Bank Securities Inc.” Morgan Stanley delivered to the Qwest board of directors its oral opinion, which was confirmed by delivery of a written opinion dated April 21, 2010, to the effect that, as of that date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such opinion, the exchange ratio of 0.1664, which represented $6.02 per share of Qwest common stock based on closing stock prices as of April 21, 2010, provided for in the proposed merger was fair, from a financial point of view, to the holders of Qwest common stock, as more fully described below under the caption “— Opinions of Qwest’s Financial Advisors — Opinion of Morgan Stanley & Co. Incorporated.” Perella Weinberg delivered to the Qwest board of directors its oral opinion, which was confirmed by delivery of a written opinion dated April 21, 2010, to the effect that, as of the that date and based upon the factors and subject to the assumptions set forth in such opinion, the 0.1664 exchange ratio, which represented $6.02 per share of Qwest common stock based on closing stock prices as of April 21, 2010, provided for in the proposed merger was fair, from a financial point of view, to the holders of Qwest common stock, as more fully described below under the caption “— Opinions of Qwest’s Financial Advisors — Opinion of Perella Weinberg Partners LP.” Following discussion, the Qwest board unanimously declared that the merger agreement and the merger with CenturyLink were advisable and in the best interests of Qwest’s stockholders, approved the merger agreement and the merger with CenturyLink in accordance with Delaware law and recommended that Qwest’s stockholders adopt the merger agreement. The Qwest board authorized the appropriate officers of Qwest to finalize, execute and deliver the merger agreement and related documents.

Following the board meetings, Qwest and CenturyLink and their respective legal advisors finalized the merger agreement, the terms of which are more fully described below under the caption “— The Merger Agreement.” Later in the evening on April 21, 2010, the merger agreement was executed by CenturyLink, Qwest and SB44 Acquisition Company. CenturyLink and Qwest issued a joint press release before the market opened on April 22, 2010 announcing entry into the merger agreement.

CenturyLink’s Reasons for the Merger; Recommendation of the Stock Issuance by the CenturyLink Board of Directors

In evaluating the merger agreement and the stock issuance proposal, the CenturyLink board of directors consulted with CenturyLink’s management and legal and financial advisors. In reaching its decision, the CenturyLink board of directors considered a number of factors, including the following factors which the CenturyLink board of directors viewed as generally supporting its decision to approve and enter into the proposed merger agreement and recommend that CenturyLink shareholders vote “FOR” approval of the issuance of CenturyLink common stock in connection with the proposed merger.

Strategic Considerations.  The CenturyLink board of directors believes the proposed merger will provide a number of significant strategic opportunities, including the following:

•	the continued expansion of CenturyLink’s footprint and network capacity, as the combined company is expected to have operations in 37 states with approximately seventeen million access lines, five million broadband customers and 180,000 miles of fiber optic networks, giving the combined company greater scale and reach and creating enhanced opportunities to market products and services to a broader range of customers;

•	the diversification into additional markets and product offerings, including greater presence in urban areas, reduced exposure to regulated revenue sources, and significantly expanded opportunities to market products and services to business, wholesale and government customers;

•	the significantly greater scale and scope of the combined company’s operations, which will better enable it to pursue new transactions and technologies, to take advantage of additional growth opportunities, including in the areas of IPTV and video, wireless telephony and data hosting, and to pursue a broader range of potential strategic and acquisition opportunities;

•	the complementary nature of the respective customer bases, services and skills of CenturyLink and Qwest, which is expected to result in substantial opportunities to enhance the capabilities of both companies;

•	the expectation that the combined company will have a strong financial profile, with unadjusted pro forma 2009 revenues of $19.8 billion and free cash flow of $3.4 billion, anticipated positive impacts on CenturyLink’s free cash flow per share upon the closing of the proposed merger (exclusive of integration costs), a sound capital structure, and an improved payout ratio with no anticipated change in CenturyLink’s policy of returning significant dividends to shareholders; and

•	the expectation that the combined company will achieve approximately $625 million in annual cost savings in operating and capital expenditures within three to five years of the closing, derived from, among other things, network and operational efficiencies, leveraging combined purchasing power, consolidating administrative activities, sharing support infrastructure and implementing best practices.

Other Factors Considered by the CenturyLink Board of Directors.  In addition to considering the strategic factors described above, the CenturyLink board of directors considered the following additional factors, all of which it viewed as supporting its decision to approve the proposed merger:

•	its knowledge of CenturyLink’s business, operations, financial condition, earnings and prospects and of Qwest’s business, operations, financial condition, earnings and prospects, taking into account the results of CenturyLink’s due diligence review of Qwest;

•	the current and prospective competitive climate in the industry in which CenturyLink and Qwest operate, including the potential for further consolidation and competition, and the alternatives reasonably available to CenturyLink if it did not pursue the proposed merger and the opportunities that may be available following the proposed merger;

•	the opinions of Barclays Capital, Evercore and J.P. Morgan, each dated April 21, 2010, to the CenturyLink board of directors to the effect that, as of that date, and based upon the factors and subject to the assumptions set forth in such opinions, the 0.1664 exchange ratio was fair, from a financial point of view, to CenturyLink, as more fully described below under the caption “— Opinions of CenturyLink’s Financial Advisors”;

•	the terms and conditions of the merger agreement, the absence of financing contingencies and the likelihood of completing the proposed merger on the anticipated schedule;

•	the fact that the exchange ratio is fixed and will not fluctuate based upon changes in the market price of CenturyLink stock between the date of the merger agreement and the date of the consummation of the proposed merger;

•	the anticipated market capitalization, revenues, free cash flow, and capital structure of the combined company;

•	the potential benefits of the significant NOLs of Qwest accrued for federal income tax purposes, which may, subject to the risks and uncertainties described elsewhere herein, reduce the combined company’s cash federal income taxes;

•	the expectation that the proposed merger will further reduce CenturyLink’s reliance on revenues subject to reduction by regulatory initiatives currently under consideration; and

•	the opportunity to combine two strong senior management teams, as described under “— Board of Directors and Management Following the Merger”.

The CenturyLink board of directors weighed these advantages and opportunities against a number of other factors identified in its deliberations as weighing negatively against the proposed merger, including:

•	the challenges inherent in the combination of two businesses of the size and scope of CenturyLink and Qwest and the cultures of each business, including the risk that integration costs may be greater than anticipated, that it may be difficult to retain key employees, and that management’s attention might be diverted for an extended period of time, particularly in light of CenturyLink’s ongoing integration efforts with respect to the July 2009 acquisition of Embarq;

•	changing the profile of CenturyLink’s markets to include more urban areas;

•	the risk of not achieving all the anticipated cost savings and the risk that strategic benefits and other anticipated benefits might not be realized or may take longer than expected to achieve;

•	the risk that regulatory agencies may not approve the proposed merger or may impose terms and conditions on their approvals that adversely affect the financial results of the combined company (as described in “— Regulatory Approvals Required for the Merger” beginning on page 92);

•	the increased leverage of the combined company and obligations under existing pension plans, which, while believed to be appropriate for a company with the expected earnings profile of the combined company, could reduce CenturyLink’s credit ratings, limit access to credit markets or make such access more expensive and reduce CenturyLink’s operational and strategic flexibility;

•	the risks associated with increasing CenturyLink’s exposure to lower margin products and services and to higher rates of access line losses;

•	the pending litigation against Qwest, including various lawsuits with respect to KPNQwest, and the risks of material losses should the plaintiffs’ claims in such lawsuits ultimately prove successful;

•	the risk that changes in the regulatory, competitive or technological landscape may adversely affect the business benefits anticipated to result from the proposed merger; and

•	the risks of the type and nature described under “Risk Factors,” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

In view of the wide variety of factors considered in connection with its evaluation of the proposed merger and the complexity of these matters, the CenturyLink board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the proposed merger and the merger agreement and to make its recommendation to CenturyLink shareholders. In addition, individual members of the CenturyLink board of directors may have given differing weights to different factors. In reaching its determination to approve the proposed merger and the merger agreement, the CenturyLink board of directors conducted an overall review of the factors described above, including thorough discussions with CenturyLink’s management and outside legal and financial advisors.

The CenturyLink board of directors unanimously determined that the proposed merger, the merger agreement and the transactions contemplated by the merger agreement, including the stock issuance, are advisable and in the best interests of CenturyLink and its shareholders and unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The CenturyLink board of directors unanimously recommends that the CenturyLink shareholders vote “FOR” the proposal to issue shares of CenturyLink common stock in the proposed merger.

Qwest’s Reasons for the Merger; Recommendation of the Merger by the Qwest Board of Directors

In reaching its conclusion that the merger agreement is advisable and in the best interests of Qwest and its stockholders, the board of directors of Qwest consulted with its management and legal, financial and other advisors, and considered a variety of factors weighing in favor of or relevant to the merger, including the factors described below.

Expected Strategic Benefits of the Merger.  The combination of CenturyLink and Qwest is expected to result in several significant strategic benefits to the combined company and Qwest stockholders, including the following:

•	the combined company will have a robust, national 180,000-mile fiber network that will have a more diverse mix of offerings, increased scale and stronger product portfolio than Qwest would have as a stand-alone company and which will enable the combined company to reach more customers with a broad range of solutions;

•	the combined company will have the national breadth and local depth to provide a compelling array of broadband products and services including high speed Internet, video entertainment, data hosting and managed services, as well as fiber-to-cell tower connectivity and other high-bandwidth services;

•	the combined company’s expected capital structure and significant free cash flow generation will support its ability to take advantage of opportunities that may arise, while continuing to invest in its business, reduce indebtedness and return substantial capital to its shareholders;

•	the combined company is expected to be able to utilize approximately $5.46 billion of Qwest NOLs against future earnings per Qwest’s understanding of current NOLs;

•	the merger is expected to generate annual operating cost savings of approximately $575 million, which are expected to be fully realized three to five years following the completion of the merger; and

•	the merger is expected to generate annual capital expenditure savings of approximately $50 million within the first two years after the completion of the merger.

Other Factors Considered by the Qwest Board of Directors.  During the course of deliberations relating to the merger agreement and the merger, the board of directors of Qwest considered the following factors in addition to the benefits described above:

•	based on the closing prices of the common stock of Qwest and CenturyLink as of April 20, 2010, the trading day immediately prior to the date of the merger agreement, the merger consideration represented at that time a premium of approximately 17.3% to Qwest stockholders over the Qwest nominal market value;

•	Qwest stockholders will receive merger consideration (excluding any cash received in lieu of fractional shares) in the form of shares of CenturyLink common stock, which will allow Qwest stockholders to share in growth and other opportunities of the combined company, including the expected use of the Qwest NOLs and the expected realization of operating and capital expenditure synergies, after the merger;

•	the combined company is expected to pay dividends to its shareholders that are 51% greater than the dividends currently paid to the Qwest stockholders;

•	the combined company will be less financially leveraged than Qwest currently is;

•	neither Qwest nor CenturyLink will be required to undertake any new financing or refinancing as a result of the merger;

•	Qwest intended to redeem its convertible notes for cash regardless of the transaction with CenturyLink;

•	despite provisions of the Code that may limit annual utilization of Qwest’s NOLs, Qwest’s belief that the annual usage of the NOLs by the post-merger combined company would be substantially similar to that by Qwest on a stand-alone basis;

•	the strategic alternatives available to Qwest, including the alternatives available to Qwest if it proceeded on a stand-alone basis, the likelihood of engaging in an alternative business combination, and the potential for further consolidation in the industry;

•	management’s view of the expected realization of synergies following the combination of Qwest and CenturyLink, the strength of the combined company’s balance sheet, including the fact that CenturyLink is currently an investment grade company and the anticipated market value and trading multiples of the combined company’s common stock;

•	the indication from both the strategic party, Company A, and the financial party, Company B, that such parties were not interested in pursuing a strategic or other transaction at this time, and the assessment of Qwest’s management and financial advisors that there were no other likely strategic or financial parties that were interested in pursuing a transaction at this time;

•	the achievability of the long range plan relating to Qwest’s stand-alone business, compared with the combined businesses of Qwest and CenturyLink on a pro forma basis, which were prepared by management and shared with the Qwest board of directors and Qwest’s financial advisors;

•	the business operations and prospects of each of Qwest, CenturyLink and the combined company, and the then-current financial market conditions and historical market prices, volatility and trading information with respect to shares of common stock of Qwest and CenturyLink;

•	the current and prospective regulatory landscape under which Qwest and CenturyLink operate;

•	the opinions of Lazard, Deutsche Bank, Morgan Stanley and Perella Weinberg, each dated April 21, 2010, to the Qwest board of directors to the effect that, as of that date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the 0.1664 exchange ratio was fair, from a financial point of view, to holders of Qwest common stock;

•	the structure of the merger and the terms and conditions of the merger agreement, including the strength of commitments by both Qwest and CenturyLink to complete the merger and the board arrangements for the combined company (see the sections entitled “— The Merger Agreement” beginning on page 98);

•	CenturyLink’s commitment to keep the Qwest business markets group headquartered in Denver, Colorado;

•	Qwest’s knowledge of CenturyLink’s management, business, operations, financial condition and prospects supplemented by the results of the due diligence investigation of CenturyLink by Qwest’s management and financial and other advisors; and

•	the similarity of the corporate cultures of CenturyLink and Qwest.

The board of directors of Qwest weighed these factors against a number of other factors identified in its deliberations weighing negatively against the merger, including:

•	the risk of not capturing all of the anticipated synergies between Qwest and CenturyLink and the risk that other anticipated benefits, including the utilization of the Qwest NOLs, might not be fully realized;

•	the risk that, given that Qwest is roughly the size of CenturyLink and CenturyLink’s management team will be required to manage a company that is twice as large, integration of the two businesses may be more costly, and may divert management attention for a greater period of time, than anticipated;

•	the fact that CenturyLink’s integration of its previously announced acquisition of Embarq in 2009 has not been fully completed and that the completion of the Embarq integration efforts may be more costly than expected and divert management’s attention from both operating the combined company and the integration efforts related to Qwest;

•	that, under the terms of the merger agreement, Qwest cannot solicit other acquisition proposals, Qwest must hold its special meeting to adopt the merger agreement even if a third party has made an alternative proposal to acquire Qwest prior to the special meeting or the Qwest board has changed its recommendation to its stockholders to vote for the proposal to adopt the merger agreement prior to the special meeting and Qwest must pay CenturyLink a termination fee of $350 million if the merger agreement is terminated in certain circumstances, all of which may deter others from proposing an alternative transaction that may be more advantageous to Qwest’s stockholders;

•	the risk that changes in the regulatory landscape may adversely affect the benefits anticipated to result from the merger, including the possibility that such changes could disproportionately impact CenturyLink in an adverse manner;

•	the conditions to the merger agreement requiring receipt of certain regulatory approvals and clearances;

•	the risk that the merger may not be consummated despite the parties’ efforts or that consummation may be unduly delayed, even if the requisite approval is obtained from the Qwest stockholders; and

•	the risks of the type and nature described under “Risk Factors,” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

During its consideration of the transaction with CenturyLink, the board of directors of Qwest was also aware that some its directors and executive officers may have interests in the merger that are, or may be, different from, or in addition to, those of its stockholders generally, as described under “The Issuance of CenturyLink Shares and the Merger — Financial Interests of Qwest Directors and Executive Officers in the Merger” on page 84.

While the board of directors of Qwest considered potentially negative and potentially positive factors, the Qwest board of directors concluded that, overall, the potentially positive factors far outweighed the potentially negative factors.

The foregoing discussion summarizes the material information and factors considered by the board of directors of Qwest in its consideration of the merger, but is not intended to be exhaustive and may not include all of the factors considered by the board of directors of Qwest. The board of directors of Qwest reached the unanimous decision to approve the merger agreement in light of the factors described above and other factors that each member of the Qwest board of directors felt were appropriate. In view of the variety of factors and the quality and amount of information considered, the Qwest board of directors as a whole did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall analysis of the transaction. Individual members of the board of directors of Qwest may have given different relative considerations to different factors.

The Qwest board of directors unanimously determined that the terms of the merger are advisable and in the best interest of Qwest and its stockholders and has approved the terms of the merger agreement and the merger and recommends that the stockholders of Qwest vote “FOR” the proposal to adopt the merger agreement.

Opinions of CenturyLink’s Financial Advisors

As described further below, CenturyLink engaged each of Barclays Capital, Evercore and J.P. Morgan to act as its financial advisor in connection with the proposed merger.

Barclays Capital Inc.

Overview.  Pursuant to an engagement letter dated April 21, 2010, CenturyLink engaged Barclays Capital to act as a financial advisor to CenturyLink in connection with the proposed merger.

Opinion.  On April 21, 2010, at a meeting of the CenturyLink board of directors held to evaluate the proposed merger, Barclays Capital delivered its oral opinion, which opinion was later confirmed by delivery of a written opinion dated April 21, 2010, to the CenturyLink board of directors that, as of April 21, 2010 and based upon and subject to the assumptions made, procedures followed, factors considered, and qualifications and limitations set forth therein, the 0.1664 exchange ratio provided for in the proposed merger was fair, from a financial point of view, to CenturyLink.

The full text of Barclays Capital’s written opinion, dated April 21, 2010, is attached as Annex B to this joint proxy statement-prospectus. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Barclays Capital in rendering its opinion. The summary of Barclays Capital’s written opinion below is qualified in its entirety by reference to the full text of the written opinion. Barclays Capital’s opinion is addressed to the CenturyLink board of directors for its use in connection its evaluation of the proposed merger. Barclays Capital’s opinion relates only to the fairness, from a financial point of view, to CenturyLink of the exchange ratio provided for in the proposed merger and does not constitute a recommendation to any shareholder of CenturyLink as to how such shareholder should vote or act with respect to the proposed merger or any other matter.

The terms of the proposed merger were determined through negotiations between CenturyLink and Qwest, and the decision to enter into the merger agreement was solely that of the CenturyLink board of directors and was approved by the CenturyLink board of directors. Barclays Capital did not recommend any specific form of consideration to CenturyLink or that any specific form of consideration constituted the only appropriate consideration for the proposed merger. Barclays Capital’s opinion was only one of many factors considered by the CenturyLink board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the CenturyLink board of directors or management with respect to the proposed merger or the consideration payable in the proposed merger.

In arriving at its opinion, Barclays Capital, among other things:

•	reviewed the merger agreement and the financial terms of the proposed merger;

•	reviewed and analyzed publicly available information concerning CenturyLink and Qwest that Barclays Capital believes to be relevant to its analysis, including the Annual Report on Form 10-K of each of CenturyLink and Qwest for their fiscal years ended December 31, 2009;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of CenturyLink furnished to Barclays Capital by CenturyLink, including financial projections of CenturyLink prepared by management of CenturyLink, which are referred to in this Barclays Capital opinion summary section as the CenturyLink Projections;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Qwest furnished to Barclays Capital by Qwest and CenturyLink, including (i) financial projections of Qwest prepared by management of Qwest, which are referred to in this Barclays Capital opinion summary section as the Qwest Projections, and (ii) financial projections of Qwest prepared by management of CenturyLink, which are referred to this Barclays Capital opinion summary section as the CenturyLink’s Qwest Projections;

•	reviewed published estimates of independent research analysts with respect to the future financial performance of CenturyLink and Qwest;

•	reviewed and analyzed trading histories of Qwest common stock and CenturyLink common stock and a comparison of those trading histories with each other and with those of other companies that Barclays Capital deemed relevant;

•	reviewed and analyzed a comparison of Qwest’s and CenturyLink’s historical financial results and present financial condition with each other and with those of other companies that Barclays Capital deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed merger with the financial terms of certain other recent transactions that Barclays Capital deemed relevant;

•	reviewed and analyzed the relative contributions of Qwest and CenturyLink to the current and future financial performance of the combined company on a pro forma basis;

•	reviewed and analyzed the potential pro forma financial impact of the proposed merger on the future financial performance of the combined company, including the estimated cost saving and operating synergies estimated by management of CenturyLink to result from the proposed merger, which are referred to in this Barclays Capital opinion summary section as the Expected Synergies; and

•	reviewed and analyzed the estimated tax savings expected to result from the historical NOLs of Qwest estimated by management of CenturyLink to result from the proposed merger, which are referred to in this Barclays Capital opinion summary section as the NOL Tax Savings.

In addition, Barclays Capital held discussions with management of CenturyLink and Qwest, respectively, concerning CenturyLink’s and Qwest’s businesses, operations, assets, liabilities, financial condition and prospects and undertook certain other studies, analyses and investigations as Barclays Capital believed necessary or appropriate to its inquiry.

In arriving at its opinion, Barclays Capital has assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information and has further relied upon the assurances of management of CenturyLink that they are not aware of any facts or circumstances that would make the information provided by CenturyLink inaccurate or misleading. With respect to CenturyLink Projections, upon the advice of CenturyLink, Barclays Capital has assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of CenturyLink as to the future financial performance of CenturyLink, and Barclays Capital has relied on such projections in arriving at its opinion. With respect to the

Qwest Projections, upon the advice of CenturyLink and Qwest, Barclays Capital has assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Qwest as to the future financial performance of Qwest. With respect to the CenturyLink’s Qwest Projections, upon the advice of CenturyLink, Barclays Capital has assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of CenturyLink as to the future financial performance of Qwest, and Barclays Capital has relied on such projections in arriving at its opinion. In addition, upon the advice of CenturyLink, Barclays Capital has assumed that the amounts and timing of the Expected Synergies and the NOL Tax Savings estimated by management of CenturyLink to result from the proposed merger are reasonable and that they will be realized substantially in accordance with such estimates. Barclays Capital assumes no responsibility for and Barclays Capital expresses no view as to any such projections or estimates or the assumptions on which they are based. In arriving at its opinion, Barclays Capital has not conducted a physical inspection of the properties and facilities of CenturyLink or Qwest and has not made or obtained any evaluations or appraisals of the assets or liabilities of CenturyLink or Qwest. In addition, at CenturyLink’s direction, Barclays Capital has assumed for purposes of its opinion that the outcome of litigation affecting Qwest will not be material to its analysis. Barclays Capital’s opinion necessarily is based upon market, economic and other conditions as they existed on, and can be evaluated as of, the date of its written opinion. Barclays Capital assumes no responsibility for updating or revising its opinion based on events or circumstances that may occur after the date of its written opinion.

Barclays Capital has assumed the accuracy of the representations and warranties contained in the merger agreement in all ways material to its analysis. Barclays Capital has also assumed, upon the advice of CenturyLink, that all material governmental, regulatory and third party approvals, consents and releases for the proposed merger will be obtained within the constraints contemplated by the merger agreement and that the proposed merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays Capital does not express any opinion as to any tax or other consequences that might result from the proposed merger, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays Capital understands that CenturyLink has obtained such advice as it deemed necessary from qualified professionals. Barclays Capital expresses no opinion as to the prices at which shares of (i) CenturyLink common stock or Qwest common stock will trade at any time following the announcement of the proposed merger or (ii) CenturyLink common stock will trade at any time following the consummation of the proposed merger.

Barclays Capital was not requested to opine as to, and its opinion did not in any manner address, CenturyLink’s underlying business decision to proceed with or effect the proposed merger. In addition, Barclays Capital expressed no opinion on, and its opinion did not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed merger, or any class of such persons, relative to the consideration to be paid by CenturyLink in the proposed merger or otherwise. The issuance of Barclays Capital’s opinion was approved by Barclays Capital’s fairness opinion committee.

Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The CenturyLink board of directors selected Barclays Capital because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed merger.

As compensation for its services, CenturyLink has agreed to pay Barclays Capital a fee of $17.5 million in the aggregate, of which $3 million was payable upon rendering of its opinion and the remainder of which is contingent upon the consummation of the proposed merger. In addition, CenturyLink has agreed to reimburse Barclays Capital for expenses incurred in connection with the proposed merger and to indemnify Barclays Capital and related parties for certain liabilities that may arise out of Barclays Capital’s engagement by CenturyLink and the rendering of Barclays Capital’s opinion.

Barclays Capital and its affiliates have performed various investment banking and financial services for CenturyLink in the past and have received customary fees for such services. Specifically, in the past two years, Barclays Capital and its affiliates (i) have acted as financial advisor to CenturyLink in connection with its July 2009 acquisition of Embarq, (ii) committed bridge financing to CenturyLink in Barclays Capital’s capacity as arranger for CenturyLink’s July 2009 acquisition of Embarq and (iii) acted as joint bookrunner and lead dealer manager in connection with CenturyLink’s September 2009 bond financing concurrent with CenturyLink’s tender offer to purchase certain of its notes. In addition, Barclays Capital and its affiliates have performed various investment banking and financial services for Qwest in the past and have received customary fees for such services. Specifically, in the past two years, Barclays Capital and its affiliates (i) committed financing in December 2009 to Qwest’s revolving credit facility, (ii) have acted as co-manager in connection with Qwest’s April 2009 note offering, (iii) have acted as joint bookrunner in connection with Qwest’s September 2009 notes offering and (iv) have acted as joint bookrunner in connection with Qwest’s January 2010 notes offering. Barclays Capital may continue to provide investment banking and financial services for CenturyLink in the future and expects to receive customary fees for any such services provided. In the ordinary course of business, Barclays Capital and its affiliates may actively trade in the debt and equity securities of CenturyLink and Qwest for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

In connection with rendering its opinion, Barclays Capital performed certain financial, comparative and other analyses as summarized below under “Summary of Joint Financial Analyses of CenturyLink’s Financial Advisors.” This summary is not a complete description of Barclays Capital’s opinion or the financial analyses performed and factors considered by it in connection with its opinion. In arriving at its opinion, Barclays Capital did not ascribe a specific range of values to shares of Qwest common stock or CenturyLink common stock but rather made its determination as to the fairness, from a financial point of view, to CenturyLink of the exchange ratio provided for in the proposed merger on the basis of various financial and comparative analyses taken as a whole. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays Capital believes that the analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In performing these analyses, Barclays Capital considered industry performance, general business and economic conditions and other matters existing as of the date of the opinion, many of which are beyond the control of CenturyLink, Qwest or any other parties to the proposed merger. Any estimates contained in these analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold or acquired. Accordingly, the assumptions and estimates used in, and the results derived from, Barclays Capital’s analyses are inherently subject to substantial uncertainty.

Evercore Group L.L.C.

In March 2010, CenturyLink engaged Evercore to act as its financial advisor with respect to potential strategic transactions. CenturyLink selected Evercore based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

On April 21, 2010, at a meeting of the CenturyLink board of directors, Evercore delivered to the CenturyLink board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated April 21, 2010, to the effect that, as of that date and based on and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth therein, the exchange ratio of 0.1664 shares of CenturyLink common stock for each outstanding share of Qwest common stock (other than shares of Qwest common stock that are owned by Qwest as treasury shares or by CenturyLink or SB44 Acquisition Company) provided for in the merger agreement was fair, from a financial point of view, to CenturyLink.

The full text of Evercore’s written opinion, dated April 21, 2010, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex C to this joint proxy statement-prospectus and is incorporated by reference in its entirety into this joint proxy statement-prospectus. Evercore’s opinion was addressed to, and was rendered for the information and benefit of, the board of directors of CenturyLink, in its capacity as the board of directors of CenturyLink, and addresses only the fairness of the exchange ratio, from a financial point of view, to CenturyLink. The opinion does not address the relative merits of the proposed merger as compared to other business or financial strategies that may be available to CenturyLink, nor does it address the underlying business decision of CenturyLink to engage in the proposed merger. The opinion does not constitute a recommendation how any other person should vote or act in respect of the merger.

In connection with rendering its opinion, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to both CenturyLink and Qwest that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to CenturyLink prepared by the management of CenturyLink;

•	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Qwest prepared by the management of Qwest;

•	reviewed certain non-public projected financial data relating to CenturyLink and Qwest prepared by management of CenturyLink;

•	reviewed certain non-public projected financial data relating to Qwest prepared by management of Qwest;

•	reviewed certain non-public historical and projected operating data relating to CenturyLink and Qwest prepared and furnished to Evercore by management of CenturyLink;

•	reviewed certain non-public historical and projected operating data relating to Qwest prepared and furnished to Evercore by management of Qwest;

•	discussed the past and current operations, financial projections and current financial condition of CenturyLink with management of CenturyLink (including their views on the risks and uncertainties of achieving such projections);

•	discussed the past and current operations, financial projections and current financial condition of Qwest with management of Qwest (including their views on the risks and uncertainties of achieving such projections);

•	reviewed the amount and timing of the synergies expected to result from the merger which are referred to in this Evercore opinion summary section as Synergies, the timing and use of tax attributes of Qwest, as well as the transaction expenses and one-time cash costs arising from the proposed transaction which are referred to in this Evercore opinion summary section as Integration Costs, each as estimated by the management of CenturyLink;

•	reviewed the reported prices and the historical trading activity of the CenturyLink common stock and the Qwest common stock;

•	compared the financial performance of each of CenturyLink and Qwest and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the proposed financial terms of the merger with publicly available financial terms of certain transactions that Evercore deemed relevant;

•	reviewed the merger agreement;

•	reviewed the potential pro forma impact of the merger on CenturyLink; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial and operating data relating to CenturyLink and Qwest prepared by management of CenturyLink, Evercore assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of CenturyLink as to the future financial performance of CenturyLink and Qwest. For purposes of its analysis and opinion, at CenturyLink’s request, Evercore relied on the projections prepared by management of CenturyLink with respect to projected financial and operating data of Qwest. With respect to the Synergies and Integration Costs and the timing and use of the tax attributes of Qwest estimated by the management of CenturyLink to result from the merger, Evercore assumed that the timing, use and amounts of such Synergies, Integration Costs and tax attributes were reasonable. Evercore expressed no view as to such financial analyses and forecasts, or as to the Synergies, Integration Costs or the timing or use of such tax attributes, or as to the assumptions on which they were based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on CenturyLink or Qwest or the consummation of the merger or materially reduce the benefits to CenturyLink of the merger. Furthermore, for purposes of rendering its opinion, Evercore also assumed, with CenturyLink’s consent and without independent verification thereof, that the merger will qualify for and obtain the Intended Tax Treatment (as such term is used in the merger agreement).

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Qwest or CenturyLink, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of Qwest or CenturyLink under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, at CenturyLink’s direction, Evercore assumed for purposes of its opinion that the outcome of litigation affecting Qwest will not be material to Evercore’s analysis. Evercore’s opinion is necessarily based upon information made available to Evercore as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Evercore noted that subsequent developments may affect its opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to CenturyLink, from a financial point of view, of the exchange ratio. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any securities of or creditors or other constituencies of CenturyLink, or as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of CenturyLink or Qwest, or any class of such persons, whether relative to the exchange ratio or otherwise. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to CenturyLink, nor does it address the underlying business decision of CenturyLink to engage in the merger. Evercore’s opinion does not constitute a recommendation as to how any holder of shares of CenturyLink common stock should vote or act in respect of the merger. Evercore expressed no opinion as to the price at which shares of CenturyLink or Qwest common stock will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by CenturyLink and its advisors with respect to legal, regulatory, accounting and tax matters. The issuance of Evercore’s opinion was approved by an opinion committee of Evercore.

Under the terms of Evercore’s engagement, CenturyLink has agreed to pay Evercore an aggregate fee of $17.5 million of which $3 million became payable when Evercore rendered its opinion and the remainder of which will become payable upon the consummation of the merger. In addition, CenturyLink has agreed to reimburse Evercore’s reasonable and customary out-of-pocket expenses and to indemnify Evercore against certain liabilities, including liabilities under federal securities laws, arising out of its engagement. During the two year period prior to the date of its opinion, no material relationship existed between Evercore or its affiliates and either CenturyLink or Qwest pursuant to which compensation was received by Evercore or its affiliates as a result of such relationship. Evercore or its affiliates may in the future provide financial advisory services to parties to the merger agreement or their affiliates for which Evercore or its affiliates would expect to receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of CenturyLink or Qwest or their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

J.P. Morgan Securities, Inc.

CenturyLink retained J.P. Morgan as its financial advisor for the purpose of advising CenturyLink in connection with the merger and to evaluate whether the exchange ratio in the merger was fair, from a financial point of view, to CenturyLink. At the meeting of the board of directors of CenturyLink on April 21, 2010, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing to the board of directors of CenturyLink, that, as of such date and on the basis of and subject to the various factors, assumptions and limitations set forth in such written opinion, the exchange ratio of 0.1664 shares of CenturyLink common stock for each share of Qwest common stock in the proposed merger was fair, from a financial point of view, to CenturyLink.

The full text of the written opinion of J.P. Morgan, dated April 21, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and any limitations on the review undertaken in rendering its opinion, is attached as Annex D. The summary of J.P. Morgan’s opinion set forth in this joint proxy statement-prospectus is qualified in its entirety by reference to the full text of the opinion. Shareholders of CenturyLink should read this opinion carefully and in its entirety. J.P. Morgan’s opinion is directed to the board of directors of CenturyLink, addresses only the fairness, from a financial point of view, to CenturyLink of the exchange ratio in the proposed merger, and does not address any other aspect of the merger. The issuance of the J.P. Morgan opinion was approved by a fairness opinion committee of J.P. Morgan. J.P. Morgan provided its advisory services and opinion for the information and assistance of the board of directors of CenturyLink in connection with its consideration of the proposed merger. The opinion of J.P. Morgan does not constitute a recommendation as to how any shareholder should vote with respect to the proposed merger. In addition, the J.P. Morgan opinion does not in any manner address the prices at which CenturyLink or Qwest common stock will trade following the date of the opinion.

In arriving at its opinion, J.P. Morgan:

•	Reviewed a draft dated April 21, 2010 of the merger agreement;

•	Reviewed certain publicly available business and financial information concerning Qwest and CenturyLink and the industries in which they operate;

•	Compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•	Compared the financial and operating performance of Qwest and CenturyLink with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Qwest common stock and CenturyLink common stock and certain publicly traded securities of such other companies;

•	Reviewed certain internal financial analyses and forecasts prepared by the management of CenturyLink relating to (A) its business and the business of Qwest (which in the case of Qwest’s business was in turn prepared after review of internal financial analyses and forecasts relating to Qwest’s business prepared by the management of Qwest and provided to the management of CenturyLink and J.P. Morgan) and (B) the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger, which are referred to in this J.P. Morgan opinion summary section as Synergies, and the timing and use of tax attributes of Qwest; and

•	Performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of this opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Qwest and CenturyLink with respect to certain aspects of the merger, the past and current business operations of Qwest and CenturyLink, the financial condition and future prospects and operations of Qwest and CenturyLink, the effects of the merger on the financial condition and future prospects of CenturyLink, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Qwest and CenturyLink or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Qwest or CenturyLink under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, at CenturyLink’s direction, J.P. Morgan assumed for purposes of the J.P. Morgan opinion that the outcome of litigation affecting Qwest will not be material to J.P. Morgan’s analysis. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies and the timing and use of tax attributes, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best then available estimates and judgments by management as to the expected future results of operations and financial condition of Qwest and CenturyLink to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies and the timing and use of tax attributes) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and that the definitive merger agreement will not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by CenturyLink and Qwest in the merger agreement and the related agreements are and will be true and correct in all ways material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by CenturyLink and its advisors (and with respect to the timing and use of Qwest’s tax attributes, Qwest and its advisors) with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Qwest or CenturyLink or on the contemplated benefits of the merger.

The J.P. Morgan opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the J.P. Morgan opinion. It should be understood that subsequent developments may affect the J.P. Morgan opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm the J.P. Morgan opinion. The J.P. Morgan opinion is limited to the fairness, from a financial point of view, to CenturyLink of the exchange ratio in the proposed merger and J.P. Morgan has expressed no opinion as to the fairness of the merger to the holders of any class of securities, creditors or other constituencies of CenturyLink or as to the underlying decision by CenturyLink to engage in the merger. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the exchange ratio in the merger or with respect to the fairness of any such compensation. J.P. Morgan has also expressed no opinion as to the price at which Qwest common stock or CenturyLink common stock will trade at any future time.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. A summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering the J.P. Morgan opinion delivered to the board of directors of CenturyLink on April 21, 2010, and contained in the presentation delivered to the CenturyLink board of directors on April 21, 2010 in connection with the rendering of such opinion is set forth below under “Summary of Joint Financial Analyses of CenturyLink’s Financial Advisors.”

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected on the basis of such experience and its familiarity with CenturyLink to advise CenturyLink in connection with the merger and to deliver a fairness opinion to the board of directors of CenturyLink addressing the fairness from a financial point of view of the exchange ratio in the proposed merger to CenturyLink as of the date of such opinion.

For services rendered in connection with the merger (including the delivery of the J.P. Morgan opinion), CenturyLink has agreed to pay J.P. Morgan $17.5 million, $3 million of which was payable upon delivery of the J.P. Morgan opinion and $14.5 million of which is dependent on completion of the merger. In addition, CenturyLink has agreed to reimburse J.P. Morgan for certain expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

J.P. Morgan and its affiliates have performed in the past, and may continue to perform, certain services for CenturyLink, Qwest and their respective affiliates, all for customary compensation or other financial benefits including, during the last two years, (a) acting as joint bookrunner for CenturyLink’s senior notes offering in September 2009 and as joint dealer manager in connection with CenturyLink’s concurrent debt tender offer for certain outstanding notes, (b) acting as financial advisor to Embarq in connection with the sale of Embarq to CenturyLink in July 2009, (c) acting as joint bookrunner for senior notes offerings by Qwest and one of its affiliates in January 2010 and April 2009, respectively, and as joint lead arranger and syndication agent for Qwest’s revolving credit facility in December 2009 and (d) as agent bank and a lender under outstanding credit facilities of CenturyLink and Qwest. In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of CenturyLink or Qwest for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Summary of Joint Financial Analyses of CenturyLink’s Financial Advisors

The following is a summary of the material financial analyses reviewed with the CenturyLink board of directors in connection with Barclays Capital’s, Evercore’s and J.P. Morgan’s respective opinions, each dated April 21, 2010.

Except as described above under “Opinions of CenturyLink’s Financial Advisors — Barclays Capital Inc.,” “Opinions of CenturyLink’s Financial Advisors — Evercore Group L.L.C.” and “Opinions of CenturyLink’s

Financial Advisors — J.P. Morgan Securities, Inc.”, CenturyLink imposed no instructions or limitations on Barclays Capital, Evercore or J.P. Morgan with respect to the respective investigations made or the procedures followed by Barclays Capital, Evercore or J.P. Morgan in rendering their respective opinions. Barclays Capital’s, Evercore’s and J.P. Morgan’s respective opinions were only one of many factors considered by the CenturyLink board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the CenturyLink board of directors or management with respect to the proposed merger or the merger consideration. See “The Issuance of CenturyLink Shares and the Merger — CenturyLink’s Reasons for the Merger; Recommendation of the Stock Issuance by the CenturyLink Board of Directors.”

The exchange ratio and merger consideration to be delivered by CenturyLink in respect of the Qwest common stock pursuant to the merger agreement was determined through negotiations between CenturyLink and Qwest and was approved by the CenturyLink board of directors. Barclays Capital, Evercore and J.P. Morgan did not (i) recommend any specific exchange ratio or merger consideration to CenturyLink or (ii) indicate to CenturyLink that any given exchange ratio or merger consideration constituted the only appropriate exchange ratio or merger consideration.

In connection with the review of the proposed merger by the CenturyLink board of directors, Barclays Capital, Evercore and J.P. Morgan each performed a variety of financial and comparative analyses, which are summarized below, for purposes of rendering their respective opinions. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described below, without considering the analyses as a whole, could create an incomplete view of the processes underlying each of Barclays Capital’s, Evercore’s and J.P. Morgan’s respective opinions. In arriving at their respective fairness determinations, Barclays Capital, Evercore and J.P. Morgan each considered the results of all the analyses summarized below and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Barclays Capital, Evercore and J.P. Morgan each made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Barclays Capital, Evercore and J.P. Morgan may each have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should therefore not be taken to be either Barclays Capital’s, Evercore’s or J.P. Morgan’s view of the value of CenturyLink or Qwest. No company used in the analyses summarized below as a comparison is identical to CenturyLink or Qwest, and no transaction used below as a comparison is identical to the proposed merger. Accordingly, such analyses may not necessarily utilize all companies or transactions that could be deemed comparable to CenturyLink, Qwest or the proposed merger. Further, Barclays Capital’s, Evercore’s and J.P. Morgan’s analyses involve complex considerations and judgments concerning financial characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CenturyLink and Qwest.

In performing their respective analyses of CenturyLink, each of Barclays Capital, Evercore and J.P.Morgan relied upon estimates provided by management of CenturyLink prepared in connection with the proposed merger for the period beginning 2010 and ending 2013, plus an extrapolation of such estimates for the period 2014 and 2015 approved by the management of CenturyLink, which we refer to as the CenturyLink Management Estimates of CenturyLink. In performing their respective analyses of Qwest, each of Barclays Capital, Evercore and J.P. Morgan relied upon estimates provided by management of Qwest (as adjusted by CenturyLink and then provided to each of Barclays Capital, Evercore and J.P. Morgan) prepared in connection with the proposed merger for the period beginning 2010 and ending 2015, which we refer to as the CenturyLink Management Estimates of Qwest, which we sometimes refer to collectively with the CenturyLink Management Estimates of CenturyLink as the “CenturyLink Management Estimates.” In addition, each of Barclays Capital, Evercore and J.P. Morgan, at the direction of CenturyLink, has assumed for the purpose of its respective opinion that the outcome of litigation affecting Qwest will not be material to its respective analyses.

The forecasts furnished to each of Barclays Capital, Evercore and J.P. Morgan for CenturyLink and Qwest were prepared by the managements of CenturyLink and Qwest either in the ordinary course or in connection with the proposed merger. Neither CenturyLink nor Qwest as a matter of course make public management forecasts of the type provided to each of Barclays Capital, Evercore and J.P. Morgan in connection with their respective analyses of the proposed merger, and such forecasts were prepared in connection with the proposed merger and were not prepared with a view toward public disclosure. These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain, many of which are beyond the control of CenturyLink’s management and Qwest’s management. Important factors that may affect actual results and cause the internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the business of each company (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, developments in commercial disputes or legal proceedings, general business and economic conditions and other factors described under “Cautionary Statement Regarding Forward-Looking Statements.” The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. Accordingly, the actual results could vary significantly from those set forth on such forecasts, and none of Barclays Capital, Evercore, J.P. Morgan, CenturyLink nor Qwest assumes any responsibility if future results are materially different from those discussed in such forecasts.

Each of Barclays Capital, Evercore and J.P. Morgan conducted the analyses summarized below for the purpose of providing an opinion to the CenturyLink board of directors as to the fairness, from a financial point of view, to CenturyLink of the exchange ratio provided for in the merger agreement. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities of CenturyLink or Qwest actually may trade or be sold.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 20, 2010 (the last trading day prior to delivery of the respective opinions of Barclays Capital, Evercore and J.P. Morgan), and is not necessarily indicative of current or future market conditions.

Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such financial analyses.

Historical Trading Prices and Equity Research Analysts’ Stock Price Targets

Barclays Capital, Evercore and J.P. Morgan reviewed, for informational purposes, the closing prices of shares of CenturyLink common stock and Qwest common stock for the 12 month period ended on April 20, 2010 and derived the historical exchange ratio reference range over that period, as compared to the exchange ratio provided for in the merger agreement:

Merger Agreement
Exchange Ratio Reference Range	Exchange Ratio

0.1026x — 0.1689x	0.1664x

Barclays Capital, Evercore and J.P. Morgan also reviewed, for informational purposes, future public market trading price targets for shares of Qwest common stock and CenturyLink common stock prepared and published by select equity research analysts. Based on these share price targets, Barclays Capital, Evercore and J.P. Morgan calculated the following exchange ratio reference range, as compared to the exchange ratio provided for in the merger agreement:

Merger Agreement
Exchange Ratio Reference Range	Exchange Ratio

0.1121x — 0.1548x	0.1664x

The public market trading price targets published by equity research analysts do not reflect current market trading prices for shares of Qwest common stock or CenturyLink common stock and these estimates are subject to uncertainties, including the future financial performance of Qwest and CenturyLink, as well as future financial market conditions.

Selected Company Trading Analysis

In order to assess how the public market values shares of publicly traded independent local exchange carriers, Barclays Capital, Evercore and J.P. Morgan performed selected company trading analyses of Qwest and CenturyLink. Barclays Capital, Evercore and J.P. Morgan reviewed and compared specific financial, operating and stock market data relating to Qwest and CenturyLink with each other and with the following two selected publicly traded independent local exchange carriers with similar businesses: Windstream and Frontier Communications.

In all instances, multiples were calculated based on the closing stock prices for the selected companies on April 20, 2010. For each of the following analyses performed by Barclays Capital, Evercore and J.P. Morgan, estimated financial data for the selected companies were based on the selected companies’ public filings with the SEC and publicly available Wall Street research analysts’ estimates.

Barclays Capital, Evercore and J.P. Morgan reviewed, among other information, the particular company’s firm value, calculated as the market capitalization of each company (based on each company’s fully diluted shares and closing stock price as of April 20, 2010), plus debt and debt equivalents, and less cash, cash equivalents and other adjustments, compared to its calendar year 2010 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, to determine a range of multiples of the ratio of firm value to 2010 estimated EBITDA for the selected companies. Barclays Capital, Evercore and J.P. Morgan also reviewed the particular company’s market capitalization compared to calendar year 2010 estimated levered free cash flows, commonly referred to as LFCF, of the particular company to determine a range of multiples of the ratio of market capitalization to 2010 estimated LFCF for the selected companies (calculated as EBITDA less the sum of capital expenditures, net cash interest expense, change in working capital and cash taxes and other one time and non-cash items). The analyses of the EBITDA and LFCF metrics for the selected companies indicated a range of multiples and Barclays Capital, Evercore and J.P. Morgan calculated a per share equity reference price for CenturyLink and Qwest by applying such ranges of multiples to the CenturyLink Management Estimates. Given its fairly significant balance of NOLs, the Qwest multiples were derived both with and without the NOL tax benefit for both the EBITDA and LFCF metrics. The range used for the Qwest EBITDA multiples was 5.0x — 5.6x or 4.6x — 5.6x when adjusting for the NOLs. The range used for the LFCF multiples was 5.9x — 7.4x or 6.4x — 7.4x when adjusting for the NOLs and assuming the LFCF is fully taxed. “Fully-taxed LFCF” represents “normalized” LFCF, excluding the impact of tax attributes, assuming income is fully-taxed. For CenturyLink, which according to CenturyLink management, has no federal NOL balance, the EBITDA and LFCF multiple ranges were 5.3x — 5.6x and 6.4x — 7.4x, respectively. The exchange ratio ranges based on EBITDA and LFCF were calculated by taking the lowest derived Qwest stock price and dividing it by the highest derived CenturyLink stock price to arrive at the low end of the range while the highest derived Qwest stock price was divided by the lowest derived CenturyLink stock price to arrive at the high end of the range. Derived stock prices are based upon first implying either a firm value or equity value of CenturyLink or Qwest, making adjustments as appropriate for capital structure or other attributes, and then implying a fully diluted equity value per share.

Exchange Ratio Reference Ranges Based on:
2010E EBITDA (without	2010E EBITDA	2010E LFCF (without	2010E LFCF	Merger Agreement
adjusting for NOLs)	(adjusting for NOLs)	adjusting for NOLs)	(adjusting for NOLs)	Exchange Ratio

0.1367x — 0.1854x	0.1358x — 0.2081x	0.1423x — 0.2037x	0.1267x — 0.1638x	0.1664x

Barclays Capital, Evercore and J.P. Morgan selected the companies included in this analysis because, among other things, such companies operate as independent local exchange carriers and, as a result, their businesses and operating profiles are generally similar to that of Qwest and CenturyLink. However, no selected company is identical to Qwest or CenturyLink. Accordingly, Barclays Capital, Evercore and J.P. Morgan each believe that purely quantitative analyses are not, in isolation, determinative in the context of the proposed merger and that qualitative judgments concerning differences between the business and financial characteristics and prospects of Qwest, CenturyLink and the selected companies that could affect the public trading values of each also are relevant.

Contribution Analysis

Barclays Capital, Evercore and J.P. Morgan reviewed the relative contributions of CenturyLink and Qwest to the following estimated financial metrics of the combined company for the calendar years 2011 through 2013, based on the CenturyLink Management Estimates:

•	EBITDA

•	Fully-taxed LFCF

Barclays Capital, Evercore and J.P. Morgan calculated the following overall aggregate equity ownership percentages, adjusted for outstanding indebtedness and the estimated present value of NOLs, less cash and cash equivalents of each company, of CenturyLink shareholders and Qwest stockholders in the combined company based on these relative contributions and then compared such percentages to the aggregate pro forma equity ownership percentages of CenturyLink shareholders and Qwest stockholders, respectively, in the combined company upon consummation of the proposed merger based on the exchange ratio provided for in the merger agreement:

					Aggregate Pro Forma Equity
					Ownership Percentages
	Equity Contribution Percentage Reference Ranges				Based on Exchange Ratio
	CenturyLink		Qwest		CenturyLink	Qwest

	Based on EBITDA	Based on LFCF	Based on EBITDA	Based on LFCF	50.5%	49.5%
2011	46%	52%	54%	48%
2012	45%	49%	55%	51%
2013	45%	46%	55%	54%

Selected Precedent Transactions Analysis

In order to assess how independent local exchange carriers have been valued in relevant merger and acquisition transactions, Barclays Capital, Evercore and J.P. Morgan reviewed and compared the purchase prices and financial multiples paid in the following 11 selected precedent transactions announced from December of 2005 to November of 2009 involving independent local exchange carriers or related assets:

Announcement Date	Acquiror	Target

11/24/09	Windstream	Iowa Telecom
09/08/09	Windstream	Lexcom
05/13/09	Frontier Communications	Verizon Assets
05/11/09	Windstream	D&E Communications
10/27/08	CenturyTel	Embarq
07/02/07	Consolidated Communications	North Pittsburgh Systems
05/29/07	Windstream	CT Communications
01/16/07	FairPoint Communications	Verizon Northern New England Assets
12/18/06	CenturyTel	Madison River Communications
09/18/06	Citizens Communications	Commonwealth Telephone
12/09/05	Valor Communications	Alltel

For each of the selected transactions, Barclays Capital, Evercore and J.P. Morgan calculated and, to the extent information was publicly available, compared (i) the target company’s firm value, based on the consideration payable in the selected precedent transaction, to the target’s one-year forward EBITDA, (ii) the target company’s adjusted firm value, excluding the present value of estimated tax attributes, to the target’s one-year forward EBITDA, (iii) the target’s equity value to the target’s one-year forward LFCF, and (iv) the target’s adjusted equity value, excluding the present value of estimated tax attributes, to the target’s one-year forward fully-taxed LFCF. The following table reflects ratios calculated on the basis of these comparisons as of April 20, 2010:

Precedent Transaction Analysis	Low-to-High Range		Average

FV/1-Year Forward EBITDA	4.5x to 10.4	x	6.9	x
Adj. FV/1-Year Forward EBITDA	4.5x to 10.4	x	6.8	x
EV/1-Year Forward LFCF	5.8x to 11.8	x	8.0	x
Adj. EV/1-Year Forward Fully-Taxed LFCF	5.8x to 11.8	x	7.9	x

Barclays Capital, Evercore and J.P. Morgan applied a range of multiples as described in the above table to CenturyLink Management Estimates of Qwest’s 2010 EBITDA, LFCF and fully-taxed LFCF metrics based on: (i) CenturyTel / Embarq transaction multiples for the low end of the range, and (ii) the average of the selected precedent transactions for the high end of the range. For the adjusted firm value and adjusted equity value derived valuation ranges, Barclays Capital, Evercore and J.P. Morgan added to the derived per share values the present value of Qwest’s estimated tax attributes based upon estimates provided by management of Qwest. Based on the equity value per share ranges derived for Qwest divided by CenturyLink’s closing stock price as of April 20, 2010, this analysis resulted in the following exchange ratio reference ranges compared to the exchange ratio provided for in the merger agreement:

Exchange Ratio Reference Range

			Merger Agreement
Precedent Transaction Analysis	Low-to-High Range		Exchange Ratio

FV/1-Year Forward EBITDA	0.1141x to 0.2541	x	0.1664	x
Adj. FV/1-Year Forward EBITDA	0.1384x to 0.2702	x	0.1664	x
EV/1-Year Forward LFCF	0.1429x to 0.1909	x	0.1664	x
Adj. EV/1-Year Forward Fully-Taxed LFCF	0.1195x to 0.1500	x	0.1664	x

Discounted Cash Flow Analysis

Barclays Capital, Evercore and J.P. Morgan performed a discounted cash flow analysis of both Qwest and CenturyLink. Discounted cash flow analysis is a valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Estimated financial data of Qwest and CenturyLink were based on the CenturyLink Management Estimates. Barclays Capital, Evercore and J.P. Morgan applied (i) a discount rate of 7.75% to all of the after-tax unlevered free cash flows with respect to Qwest and (ii) a discount rate of 7.25% to all of the after-tax unlevered free cash flows with respect to CenturyLink described below, which discount rates as applied with respect to Qwest and CenturyLink, respectively, are each referred to as a Discount Rate and collectively as the Discount Rates. The Discount Rates were chosen by Barclays Capital, Evercore and J.P. Morgan based on their expertise and experience with the incumbent local exchange carrier industry, to relate to an analysis of the weighted average cost of capital (which is a commonly used method for purposes of calculating discount rates in financial analyses) of CenturyLink, Qwest and other comparable companies.

In calculating the estimated firm value of Qwest using the discounted cash flow methodology, Barclays Capital, Evercore and J.P. Morgan added (i) the present value of Qwest’s projected after-tax unlevered free cash flows for the last nine months of fiscal year 2010 through fiscal year 2014 to (ii) the present value of Qwest’s residual after-tax unlevered free cash flows for the fiscal years following 2014, which we refer to as the Qwest terminal value. Terminal value refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period. The after-tax unlevered free cash flows were calculated by subtracting taxes and capital expenditures from EBITDA and adjusting for changes in working capital and other cash flow items. The Qwest terminal value was estimated by applying selected ranges of perpetual growth rates of -1.5% to 0.5%, which were estimated based on analyzing Qwest’s long-term historical and projected growth prospects, and the Discount Rate to Qwest’s terminal year projected unlevered free cash flows. The terminal year projected unlevered free cash flow was calculated by extending the projection period one year beyond fiscal year 2014 to reflect a normalized state of the business. The cash flows and Qwest terminal values were then discounted to present value using the Discount Rate. The resulting per share equity reference ranges for Qwest, before taking into account estimated merger synergies, were then calculated by subtracting debt and debt equivalents, and the present value of future cash contributions to employee pension and other post-employment benefit programs, and adding cash and cash equivalents, investments and the present value of tax attributes to Qwest’s estimated firm value, and then dividing such amount by the fully diluted shares of Qwest common stock.

In calculating the estimated firm value of CenturyLink using the discounted cash flow methodology, Barclays Capital, Evercore and J.P. Morgan added (i) the present value of CenturyLink’s projected after-tax unlevered free cash flows for the last nine months of fiscal year 2010 through fiscal year 2014 to (ii) the present value of CenturyLink’s residual after-tax unlevered free cash flows for the fiscal years following 2014, or the CenturyLink terminal value. The after-tax unlevered free cash flows were calculated by subtracting taxes and capital expenditures from EBITDA and adjusting for changes in working capital and other cash flow items. The CenturyLink terminal value was estimated by applying selected ranges of perpetual growth rates of -2.0% to 0.0% which were estimated based on analyzing CenturyLink’s long-term historical and projected growth prospects, and the Discount Rate to CenturyLink’s terminal year projected unlevered free cash flows. The terminal year projected unlevered free cash flow was calculated by extending the projection period one year beyond fiscal year 2014 to reflect a normalized state of the business. The cash flows and CenturyLink terminal values were then discounted to present value using the Discount Rate. The resulting per share equity reference ranges for CenturyLink were then calculated by subtracting debt and debt equivalents, the present value of future cash contributions to employee pension programs, and minority interests and adding cash and cash equivalents to CenturyLink’s estimated firm value, and then dividing such amount by the fully diluted shares of CenturyLink common stock.

The exchange ratio reference ranges were calculated by taking the lowest derived Qwest stock price and dividing it by the highest derived CenturyLink stock price to arrive at the low end of the range while the highest derived Qwest stock price was divided by the lowest derived CenturyLink stock price to arrive at the high end of the range. Based on the resulting per share equity reference ranges for both Qwest and CenturyLink, before taking into account estimated merger synergies, this analysis indicated the following exchange ratio reference range, as compared to the exchange ratio provided for in the merger agreement:

Merger Agreement
Exchange Ratio Reference Range	Exchange Ratio

0.0995x to 0.1941x	0.1664x

Has/Gets Analysis

Barclays Capital, Evercore Group and J.P. Morgan also reviewed the following metrics derived from the exchange ratio provided for in the merger agreement for both CenturyLink and Qwest:

•	Implied per share equity price based on discounted cash flow analysis

•	Implied per share equity price based on market based synergy sharing analysis

With respect to the implied per share equity price based on discounted cash flow analysis, Barclays Capital, Evercore, and J.P. Morgan assumed 7.25% weighted average cost of capital, which we refer to as WACC, and -1.0% terminal growth rate for CenturyLink, and 7.75% WACC and -0.5% terminal growth rate for Qwest. The pro-forma implied equity value was equal to CenturyLink’s pro forma ownership (based on a 50.5%/49.5% CenturyLink/Qwest ownership split) of: (i) (a) CenturyLink’s stand-alone discounted cash flow implied equity value based on the CenturyLink Management Estimates of CenturyLink, plus (b) Qwest’s stand-alone discounted cash flow implied equity value based on the CenturyLink Management Estimates of Qwest, plus (c) the present value of the estimated merger synergies (excluding certain nonrecurring transaction and integration costs) expected by CenturyLink management to be realized from the proposed merger, plus

(d) the present value of Qwest’s NOLs usage acceleration as a result of the proposed merger, less (e) estimated transaction expenses, divided by (ii) pro forma diluted shares outstanding.

With respect to the implied per share equity price based on market based synergy sharing analysis, Barclays Capital, Evercore, and J.P. Morgan assumed the pro-forma implied equity value was equal to CenturyLink’s pro forma ownership (based on a 50.5%/49.5% CenturyLink/Qwest ownership split) of: (i) (a) CenturyLink’s publicly traded equity value, plus (b) Qwest’s publicly traded equity value, plus (c) the present value of the estimated merger synergies (excluding certain nonrecurring transaction and integration costs) expected by CenturyLink’s management to be realized from the proposed merger, plus (d) the present value of Qwest’s NOLs usage acceleration as a result of the proposed merger, less (e) estimated transaction expenses, divided by (ii) pro forma diluted shares outstanding.

Financial data of CenturyLink and Qwest, including estimated merger synergies (excluding certain nonrecurring transaction and integration costs) expected to be realized from the proposed merger, were based on the CenturyLink Management Estimates. Based on such financial metrics, Barclays Capital, Evercore Group and J.P. Morgan compared the per share metrics of CenturyLink and Qwest both prior to the proposed merger (calculated by dividing each metric by the fully diluted shares of CenturyLink common stock and Qwest common stock, respectively) and after consummation of the proposed merger (calculated by dividing each metric by the fully diluted shares of CenturyLink common stock and Qwest common stock, respectively, after taking into account the exchange ratio provided for in the merger agreement). This comparison indicated that, based on the exchange ratio provided for in the merger agreement, implied per share values of CenturyLink based on both the discounted cash flow analysis and the market based synergy sharing analysis would be value accretive as follows:

CenturyLink

Implied per share equity price based on discounted cash flow analysis	5.9%
Implied per share equity price based on market based synergy sharing analysis	7.1%

Opinions of Qwest’s Financial Advisors

Opinion of Lazard Frères & Co. LLC

In connection with the merger, on April 21, 2010, Lazard rendered its oral opinion to the Qwest board of directors, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio of 0.1664 shares of CenturyLink common stock for each share of Qwest common stock was fair, from a financial point of view, to holders of Qwest common stock.

The full text of Lazard’s written opinion, dated April 21, 2010, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this joint proxy statement-prospectus as Annex E and is incorporated into this joint proxy statement-prospectus by reference. We encourage you to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the Qwest board of directors for the information and assistance of the Qwest board of directors in connection with its evaluation of the merger and addressed only the fairness as of the date of the opinion, from a financial point of view, of the exchange ratio to the holders of the Qwest common stock. Lazard’s opinion was not intended to, and does not constitute a recommendation to any stockholder of Qwest as to how such stockholder should vote or act with respect to the merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. Lazard did not express any opinion as to the prices at which shares of Qwest common stock or CenturyLink common stock may trade at any time subsequent to the announcement of the merger.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated April 21, 2010, of the merger agreement;

•	analyzed certain publicly available historical business and financial information relating to Qwest and CenturyLink;

•	reviewed various financial forecasts and other data provided to Lazard by Qwest relating to the business of Qwest, financial forecasts and other data provided to Lazard by CenturyLink relating to the business of CenturyLink, the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Qwest and CenturyLink to be realized from the merger, which are referred to in this Lazard opinion summary section as the expected synergies, and certain publicly available financial forecasts and other data relating to the businesses of Qwest and CenturyLink;

•	held discussions with members of the senior management of Qwest and CenturyLink with respect to the businesses and prospects of Qwest and CenturyLink, respectively, and with respect to the expected synergies;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Qwest and CenturyLink, respectively;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Qwest and CenturyLink, respectively;

•	reviewed historical stock prices and trading volumes of Qwest common stock and CenturyLink common stock;

•	reviewed the potential pro forma financial impact of the merger on CenturyLink based on the financial forecasts referred to above related to Qwest and CenturyLink; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Qwest or CenturyLink or concerning the solvency or fair value of Qwest or CenturyLink, and was not furnished with such valuation or appraisal. With respect to the financial forecasts that Lazard reviewed, Lazard assumed, with the consent of Qwest, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Qwest and CenturyLink as to the future financial performance of Qwest and CenturyLink, respectively. With respect to the expected synergies, Lazard assumed, with the consent of Qwest, that the estimates of the amounts and timing of the expected synergies were reasonable and that the expected synergies will be realized substantially in accordance with such estimates. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of Qwest, that the merger would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions. Representatives of Qwest advised Lazard, and Lazard assumed, that the merger agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Qwest, that obtaining the necessary regulatory or third party approvals and consents for the merger would not have a material adverse effect on Qwest, CenturyLink or the combined company. Lazard further assumed that the merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of the Code. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Qwest obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects of the merger (other than the exchange ratio to the extent expressly specified in the opinion). In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the exchange ratio or otherwise.

In rendering its opinion, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with Qwest, and its opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which Qwest might engage or the merits of the underlying decision by Qwest to engage in the merger.

The exchange ratio was determined through arm’s-length negotiations between Qwest and CenturyLink and was approved by the Qwest board of directors. Lazard provided advice to Qwest during these negotiations. Lazard did not, however, recommend any specific exchange ratio to Qwest or that any specific exchange ratio constituted the only appropriate merger consideration for the merger. The opinion of Lazard was only one of many factors taken into consideration by the Qwest board of directors in its evaluation of the merger. Consequently, the analyses described below should not be viewed as determinative of the views of the Qwest board of directors or Qwest’s management with respect to the merger or exchange ratio.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Qwest because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of Qwest.

In connection with Lazard’s services as financial advisor to Qwest, Qwest agreed to pay Lazard a fee of $20 million in the aggregate, $6 million of which was payable upon rendering of its opinion and $14 million of which is contingent upon the consummation of the merger. Qwest also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or related to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade securities of Qwest or CenturyLink for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

In connection with rendering its opinion, Lazard performed certain financial, comparative and other analyses that Lazard deemed appropriate in connection with rendering its opinion as summarized below under “Opinions of Qwest’s Financial Advisors — Summary of Joint Financial Analyses of Lazard, Deutsche Bank and Morgan Stanley.” The brief summary of Lazard’s analyses and reviews provided below are not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to partial analysis or summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion. In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute a particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Qwest and CenturyLink. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to Qwest, CenturyLink or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

Opinion of Deutsche Bank Securities Inc.

In connection with the merger, on April 21, 2010, Deutsche Bank rendered its oral opinion to the Qwest board of directors, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions procedures, factors, qualifications and limitations set forth therein, the exchange ratio of 0.1664 shares of CenturyLink common stock for each share of Qwest common stock was fair, from a financial point of view, to the holders of Qwest common stock.

The full text of Deutsche Bank’s written opinion, dated April 21, 2010, which sets forth, among other things, the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex F to this joint proxy statement-prospectus and is incorporated herein by reference. The Deutsche Bank opinion is addressed to, and is for the use and benefit of, the board of directors of Qwest. The Deutsche Bank opinion is not a recommendation to the stockholders of Qwest or any other person to approve the merger. The Deutsche Bank opinion is limited to the fairness, from a financial point of view, of the exchange ratio to the holders of Qwest common stock. Deutsche Bank was not asked to, and its opinion did not, address the fairness of the merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Qwest, nor did it address the fairness of the contemplated benefits of the merger. Deutsche Bank was not asked to, and did not, solicit third party indications of interest in the acquisition of all of Qwest, and Deutsche Bank expressed no opinion as to the merits of the underlying decision by Qwest to engage in the merger or the relative merits of the merger as compared to alternative business strategies, nor did it express any opinion as to how any holder of shares of Qwest common stock or any other person should vote with respect to the merger. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Qwest’s officers, directors, or employees, or any class of such persons, in connection with the merger relative to the consideration to be received by the holders of the Qwest common stock. The holders of Qwest common stock are urged to read the Deutsche Bank opinion in its entirety. The summary of the Deutsche Bank opinion set forth in this joint proxy statement-prospectus is qualified in its entirety by reference to the full text of the Deutsche Bank opinion set forth as Annex F.

In connection with Deutsche Bank’s role as financial advisor to Qwest, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial and other information concerning Qwest and CenturyLink, certain internal analyses, financial forecasts and other information relating to Qwest prepared by the management of Qwest and certain internal analyses, financial forecasts and other information relating to CenturyLink prepared by management of CenturyLink, including the amounts of certain synergies estimated by Qwest and CenturyLink to result from the merger, which are referred to in this Deutsche Bank opinion summary section as the expected synergies. Deutsche Bank also held discussions with senior officers and other representatives and advisors of Qwest and CenturyLink regarding the respective businesses and prospects of Qwest and CenturyLink. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the Qwest common stock and the CenturyLink common stock;

•	to the extent publicly available, compared certain financial and stock market information for Qwest and CenturyLink with similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	to the extent publicly available, reviewed the financial terms of certain recent business combinations which Deutsche Bank deemed relevant;

•	reviewed a draft dated April 21, 2010 of the merger agreement;

•	reviewed the pro forma impact of the merger on CenturyLink’s earnings per share, cash flow, consolidated capitalization and financial ratios; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Qwest or CenturyLink. Accordingly, for purposes of its opinion, with Qwest’s permission, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities), of Qwest or CenturyLink or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Qwest under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analysis, Deutsche Bank assumed, with Qwest’s permission, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Qwest and CenturyLink as to the matters covered thereby. With respect to the expected synergies, Deutsche Bank, with Qwest’s permission, assumed that the estimates of the amounts and timing of the expected synergies were reasonable and, upon the advice of Qwest, also assumed that the expected synergies would be realized substantially in accordance with such estimates. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts, projections or estimates or the assumptions on which they were based.

The Deutsche Bank opinion was necessarily based upon the economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of its opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Deutsche Bank opinion of which Deutsche Bank becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank, with Qwest’s permission, has assumed, that, in all respects material to its analysis:

•	the merger would be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement; and

•	all material governmental, regulatory or other approvals and consents required in connection with the consummation of the merger will be obtained and that in connection with obtaining any approvals and consents, no material restrictions will be imposed.

Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by Qwest and its advisors with respect to these issues.

The board of directors of Qwest selected Deutsche Bank as financial advisor in connection with the merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Qwest has retained Deutsche Bank pursuant to an engagement letter agreement dated April 20, 2010. As compensation for Deutsche Bank’s services in connection with the merger, Qwest agreed to pay a transaction fee of $15 million, $4.5 million of which was payable upon the announcement of the merger and $10.5 million of which is contingent upon consummation of the merger. Regardless of whether the merger is consummated, Qwest agreed to reimburse Deutsche Bank for reasonable fees, expenses and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of the engagement of Deutsche Bank under the engagement letter. Qwest also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, we refer to as the DB Group. In the past two years, one or more members of the DB Group provided, from time to time, investment banking, commercial banking (including extension of credit) and other financial services to Qwest or its affiliates for which it received compensation, including a recent high-yield bond offering, a revolving credit facility and letter of credit and advising as to the valuation of one of Qwest’s businesses. DB Group may also provide investment and commercial banking services to Qwest and CenturyLink and their respective affiliates in the future, for which DB Group would expect to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of CenturyLink and Qwest for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in these securities, instruments and obligations.

Set forth below under “Opinions of Qwest’s Financial Advisors — Summary of Joint Financial Analyses of Lazard, Deutsche Bank and Morgan Stanley” is a brief summary of certain financial analyses performed by Deutsche Bank in connection with its opinion and reviewed with the Qwest board of directors at its meeting on April 21, 2010, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex analytical process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create an incomplete or misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s financial analyses.

The exchange ratio was determined through arm’s-length negotiations between Qwest and CenturyLink and was approved by the Qwest board of directors. Deutsche Bank provided advice to Qwest during these negotiations. Deutsche Bank did not, however, recommend any specific exchange ratio to Qwest or that any specific exchange ratio constituted the only appropriate merger consideration for the merger. Deutsche Bank’s opinion and its presentation to the Qwest board of directors were only one of many factors taken into consideration by the Qwest board of directors in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described below under “Summary of Joint Financial Analyses” should not be viewed as determinative of the view of the Qwest board of directors with respect to the exchange ratio or of whether the Qwest board of directors would have been willing to agree to a different exchange ratio. Deutsche Bank’s opinion was approved by a committee of Deutsche Bank investment banking professionals in accordance with its customary practice.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. Except as described below, Qwest did not instruct Deutsche Bank and did not impose any limitations on the investigations made by Deutsche Bank in rendering its opinion. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the board of directors of Qwest as to the fairness of exchange ratio from a financial point of view, to the holders of the outstanding shares of Qwest’s common stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or traded, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Qwest’s and CenturyLink’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Qwest’s or CenturyLink’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

Opinion of Morgan Stanley & Co. Incorporated

In connection with the merger, on April 21, 2010, Morgan Stanley rendered its oral opinion to the Qwest board of directors, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the exchange ratio of 0.1664 shares of CenturyLink common stock for each share of Qwest common stock was fair, from a financial point of view to the holders of shares of Qwest common stock.

The full text of Morgan Stanley’s written fairness opinion dated April 21, 2010, is attached as Annex G to this joint proxy statement-prospectus. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion is directed to the Qwest board of directors, addresses only the fairness of the exchange ratio from a financial point of view of to the holders of shares of Qwest common stock, and does not address any other aspect of the merger or constitute a recommendation as to how any stockholder of Qwest or shareholder of CenturyLink should vote at any meetings held in connection with the merger.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Qwest and CenturyLink, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Qwest and CenturyLink, respectively;

•	reviewed certain financial projections prepared by the managements of Qwest and CenturyLink, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of Qwest and CenturyLink, respectively;

•	discussed the past and current operations and financial condition and the prospects of Qwest, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Qwest;

•	discussed the past and current operations and financial condition and the prospects of CenturyLink, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of CenturyLink;

•	reviewed the pro forma impact of the merger on CenturyLink’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the Qwest common stock and the CenturyLink common stock;

•	compared the financial performance of Qwest and CenturyLink and the prices and trading activity of the Qwest common stock and the CenturyLink common stock with that of certain other publicly traded companies comparable with Qwest and CenturyLink, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Qwest and CenturyLink, and formed a substantial basis for its opinion. With respect to the financial projections, and information relating to certain strategic, financial and operational benefits anticipated from the merger, which are referred to in this Morgan Stanley opinion summary section as the expected synergies, provided to Morgan Stanley by Qwest and CenturyLink, Morgan Stanley assumed that such projections and information had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Qwest and CenturyLink regarding the future financial performance of Qwest and CenturyLink, and that the expected synergies would be realized substantially in accordance with the amounts and timing estimated by such managements. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Code. Morgan Stanley relied upon, without independent verification, the assessment by the managements of Qwest and CenturyLink of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of Qwest and CenturyLink; (iii) their ability to retain key employees of Qwest and CenturyLink, respectively; and (iv) the validity of, and risks associated with, Qwest and CenturyLink’s existing and future technologies, intellectual property, products, services and business models. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Qwest and CenturyLink and Qwest’s and CenturyLink’s legal, tax, regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley did not address in its opinion the fairness of the amount or nature of any compensation to any of Qwest’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of Qwest common stock in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Qwest, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect its opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In connection with the review of the merger by the Qwest board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described below should not be taken to be Morgan Stanley’s view of the actual value of Qwest. In performing its analyses, Morgan Stanley made assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions relate to factors that are beyond the control of Qwest or CenturyLink. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

In arriving at its opinion, Morgan Stanley was not authorized by Qwest to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Qwest.

Morgan Stanley conducted the analyses described below under “Opinions of Qwest Financial Advisors — Summary of Joint Financial Analyses of Lazard, Deutsche Bank and Morgan Stanley” solely as part of its analysis of the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to the holders of Qwest’s common stock and in connection with the delivery of its opinion to the Qwest board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of Qwest’s common stock might actually trade.

The exchange ratio was determined through arm’s-length negotiations between Qwest and CenturyLink and was approved by the Qwest board of directors. Morgan Stanley provided advice to Qwest during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to Qwest or that any specific exchange ratio constituted the only appropriate merger consideration for the merger.

Morgan Stanley’s opinion and its presentation to the Qwest board of directors was one of many factors taken into consideration by the Qwest board of directors in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described below under “Opinions of Qwest Financial Advisors — Summary of Joint Financial Analyses of Lazard, Deutsche Bank and Morgan Stanley” should not be viewed as determinative of the view of the Qwest board of directors with respect to the exchange ratio or of whether the Qwest board of directors would have been willing to agree to a different exchange ratio. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the CenturyLink, Qwest, or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument.

Qwest retained Morgan Stanley to act as its financial advisor in connection with the merger because of its qualifications, expertise and reputation. As compensation for its services, Qwest has agreed to pay Morgan Stanley a fee of $15 million in the aggregate, $4.5 million of which was payable upon rendering of its opinion and $10.5 million of which is contingent upon the consummation of the merger. Qwest has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, CenturyLink has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement. In the two years prior to the date hereof, Morgan Stanley has provided financial advisory and financing services for CenturyLink and financing services for Qwest, for which it has received fees. Morgan Stanley may also seek to provide such services to Qwest and CenturyLink in the future and expects to receive fees for the rendering of these services.

Summary of Joint Financial Analyses of Lazard, Deutsche Bank and Morgan Stanley

The following is a summary of the material financial analyses reviewed with the Qwest board of directors in connection with Lazard’s, Deutsche Bank’s and Morgan Stanley’s respective opinions, each dated April 21, 2010. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such financial analyses. None of Qwest, CenturyLink, Lazard, Deutsche Bank, Morgan Stanley or any other person assumes responsibility if future results are different from those discussed, whether or not any such difference is material.

Historical Trading Prices and Equity Research Analysts’ Stock Price Targets

Lazard, Deutsche Bank and Morgan Stanley reviewed, for informational purposes, the range of closing prices of shares of Qwest common stock and CenturyLink common stock for the 12 months ended on April 21, 2010. Based on such historical share price range, Lazard, Deutsche Bank and Morgan Stanley calculated the following implied exchange ratio reference range by dividing the low and high trading prices of Qwest’s common stock by the high and low trading prices of CenturyLink’s common stock during such period, as compared to the exchange ratio provided for in the merger:

Implied Exchange Ratio Reference Range
Twelve Months Ended 4/21/10	Exchange Ratio

0.0907x — 0.2108x	0.1664x

Implied Exchange Ratio Reference Range
Six Months Ended 4/21/10	Exchange Ratio

0.0937x — 0.1682x	0.1664x

Lazard, Deutsche Bank and Morgan Stanley also reviewed, for informational purposes, future public market trading price targets for shares of Qwest common stock and CenturyLink common stock based on Qwest and CenturyLink price targets prepared and published by equity research analysts covering both companies after 2009 fourth quarter earnings were reported. Based on such share price targets, Lazard, Deutsche Bank and Morgan Stanley calculated the following implied exchange ratio reference range, as compared to the exchange ratio provided for in the merger:

Implied Exchange Ratio Reference Range	Exchange Ratio

0.0903x — 0.1765x	0.1664x

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Qwest’s common stock or CenturyLink’s common stock and these estimates are subject to uncertainties, including the future financial performance of Qwest and CenturyLink, as well as future financial market conditions.

Selected Company Trading Analysis

Lazard, Deutsche Bank and Morgan Stanley reviewed and analyzed certain financial information, valuation multiples and market trading data relating to selected comparable independent local exchange carriers and large public U.S. and Canadian telecom companies whose operations Lazard, Deutsche Bank and Morgan Stanley believed, based on their experience with companies in the independent local exchange carrier industry and, more generally, in the telecommunications industry, to be similar to both Qwest’s and CenturyLink’s operations for purposes of this analysis. The ranges for Qwest and CenturyLink were selected based on their respective operational and financial performance relative to the selected comparable carriers. Lazard, Deutsche Bank and Morgan Stanley then compared such information to the corresponding information for Qwest and CenturyLink. While the selected group of companies represents a mix of comparable public companies that encompasses Qwest’s and CenturyLink’s primary attributes, no company, independently or as part of a set, is identical to Qwest or CenturyLink:

Independent Local Exchange Carriers

•	Frontier

•	Windstream

•	Cincinnati Bell

•	Consolidated and

•	Alaska

Large Public U.S. and Canadian Telecom Companies

•	AT&T

•	Verizon

•	BCE and

•	Telus

Lazard, Deutsche Bank and Morgan Stanley calculated and compared various financial multiples and ratios of the selected companies, Qwest and CenturyLink, including, among other things, the ratio of each company’s enterprise value, calculated as the market capitalization of each company (based on each company’s closing stock price as of April 21, 2010), plus debt, less cash, cash equivalents and other adjustments as of December 31, 2009, to its calendar year 2010 and 2011 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. “Other adjustments” refers to adjustments including customary adjustments for minority interest, unconsolidated investments, proportionate share of jointly held assets and announced transactions that have not yet closed. Lazard, Deutsche Bank and Morgan Stanley also calculated the ratio of each company’s market capitalization to its calendar year 2010 and 2011 estimated levered free cash flows, commonly referred to as LFCF. Estimated financial data of the selected companies, Qwest and CenturyLink utilized in the calculation of the selected multiples were based on publicly available financial data. Lazard, Deutsche Bank and Morgan Stanley also calculated the above ratios for Qwest, excluding the present value of the estimated net operating loss carryforward balance as of December 31, 2009 from the enterprise value and using a fully-taxed LFCF. The range of enterprise value to 2010 estimated EBITDA multiples based on a selected subset of both the independent local exchange carriers and large public U.S. and Canadian companies listed above was 5.0x to 6.4x, with mean and median multiples of 5.5x and 5.4x, in each case excluding any valuation adjustment assigned to tax attributes. The range of market capitalization to 2010 estimated LFCF multiples based on the independent local exchange carriers listed above was 5.1x to 7.4x, with mean and median multiples of 6.5x and 6.9x, in each case excluding any value assigned to tax attributes.

Lazard, Deutsche Bank and Morgan Stanley’s analyses of the foregoing EBITDA and LFCF metrics for the selected companies indicated (1) a range of multiples of calendar year 2010 estimated EBITDA of 4.5x-5.0x and 5.0x-6.0x for Qwest and CenturyLink, respectively, and (2) a range of selected multiples of calendar year 2010 estimated fully-taxed LFCF of 6.0x to 7.5x for Qwest and CenturyLink, respectively. Lazard, Deutsche Bank and Morgan Stanley then calculated an implied exchange ratio by applying the range of selected multiples. Lazard, Deutsche Bank and Morgan Stanley then calculated a per share equity reference price for Qwest and CenturyLink by applying such ranges of multiples to estimated financial data of Qwest and CenturyLink based on consensus forecasts by equity research analysts. As part of the total implied equity value calculated for Qwest, Lazard, Morgan Stanley and Deutsche Bank calculated the present value of the estimated net operating loss carryforward balance as of March 31, 2010, which they calculated to be approximately $1.7 billion, and the book value of the outstanding financial debt minus cash, cash equivalents and marketable securities as of March 31, 2010. As part of the total implied equity value calculated for CenturyLink, Lazard, Morgan Stanley and Deutsche Bank calculated the book value of the outstanding financial debt minus cash, cash equivalents and marketable securities as of March 31, 2010. Based on these implied per share equity reference ranges, this analysis indicated the following implied exchange ratio reference ranges, as compared to the exchange ratio provided for in the merger:

Implied Exchange Ratio
Reference Ranges Based on:
2010E EBITDA	2010E FCF		Exchange Ratio

0.1098x — 0.1851x	0.1338x — 0.2012	x	0.1664x

Lazard, Deutsche Bank and Morgan Stanley selected the companies reviewed in this analysis because, among other things, such companies operate similar businesses to those of Qwest and CenturyLink. However, no selected company is identical to Qwest or CenturyLink. Accordingly, Lazard, Deutsche Bank and Morgan Stanley believe that purely quantitative analyses are not, in isolation, determinative in the context of the merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Qwest, CenturyLink and the selected companies that could affect the public trading values of each also are relevant.

Selected Precedent Transactions Analysis

For informational purposes, in order to assess how independent local exchange carriers have been valued in merger and acquisition transactions, Lazard, Deutsche Bank and Morgan Stanley reviewed and compared the purchase prices and financial multiples paid in the following ten selected precedent transactions announced from May 2004 to November 2009 involving independent local exchange carriers or related assets that Lazard, Deutsche Bank and Morgan Stanley deemed to be similar in certain respects to the merger because such transactions occurred in industry sectors consistent with Qwest’s operations and overall business:

Announcement Date	Acquirer	Target

11/24/2009	Windstream Corporation	Iowa Telecommunications Services, Inc.
5/13/2009	Frontier Communications	Verizon Spin Co.
5/11/2009	Windstream Corporation	D&E Communications
10/27/2008	CenturyTel	Embarq Corporation
7/2/2007	Consolidated Communications Holdings, Inc.	North Pittsburgh Systems, Inc.
5/29/2007	Windstream Corporation	CT Communications, Inc.
1/16/2007	FairPoint Communications, Inc.	New England assets of Verizon Communications Inc.
12/18/2006	CenturyTel	Madison River Communications Corp.
9/18/2006	Citizens Communications Company	Commonwealth Telephone Enterprises Inc.
5/21/2004	The Carlyle Group	Verizon Hawaii

Lazard, Deutsche Bank and Morgan Stanley calculated transaction values in the selected precedent transactions as the ratio of the target company’s enterprise value, based on the consideration payable in the selected precedent transaction, to its latest 12 months EBITDA before taking into account estimated synergies anticipated to be realized from the selected precedent transaction. The range of enterprise value to the latest 12 months EBITDA was 4.5x to 10.3x from the selected precedent transactions listed above, with mean and median multiples of 6.9x and 6.5x. Financial data of the selected precedent transactions were based on publicly available information at the time of announcement of the relevant transaction. The range of implied values for Qwest was calculated based off of a latest 12 months EBITDA multiple. As part of the total implied equity value calculated for Qwest, Lazard, Deutsche Bank and Morgan Stanley calculated the present value of the estimated net operating loss carryforward balance as of March 31, 2010, which present value was calculated to be $1.7 billion, and the book value of the outstanding financial debt minus cash, cash equivalents and marketable securities as of March 31, 2010. Based on implied per share equity reference ranges for Qwest, calculated by applying ranges of selected multiples derived from the selected precedent transactions of latest 12 months EBITDA of 4.0x to 5.0x, such ranges selected based on Lazard, Deutsche Bank and Morgan Stanley’s valuation analysis of the selected peer group precedent transactions, and taking into consideration the differences that may exist between the above transactions and the merger, to Qwest’s calendar year 2009 actual EBITDA, this analysis indicated the following implied price per share reference ranges, as compared to the price per share provided for in the merger:

Implied Per Share Price Reference Range	Offer

$4.01 — $6.49	$6.02

Premia Paid Analysis

Lazard, Deutsche Bank and Morgan Stanley also reviewed, for informational purposes, the premiums paid in selected transactions with transaction values of between $5 billion and $50 billion since 2004. For each transaction, Lazard, Deutsche Bank and Morgan Stanley calculated the premium paid by the acquirer by comparing the announced transaction value per share to the target company’s share price one day, 30 days and 90 days prior to announcement. The results of these calculations are set forth in the following table:

	1-day	30-day	90-day

Mean (all stock transactions)	22.6%	22.7%	27.7%
Median (all stock transactions)	24.6%	18.4%	23.4%
Mean (all cash transactions)	30.3%	38.6%	44.9%
Median (all cash transactions)	28.1%	33.3%	40.1%
Mean (all transactions)	27.9%	34.9%	40.3%
Median (all transactions)	26.6%	31.9%	38.1%

Based on the foregoing, Lazard, Deutsche Bank and Morgan Stanley applied a premium reference range of 15% to 25% to the average closing price of Qwest’s common stock for the 30 days ended April 21, 2010. Based on the foregoing, Lazard, Deutsche Bank and Morgan Stanley calculated a range of implied per share prices for Qwest’s common stock from $5.97 to $6.49. Lazard, Deutsche Bank and Morgan Stanley also applied a premium reference range of 20% to 25% to the price per share for Qwest’s common stock as of April 21, 2010. Based on the foregoing, Lazard, Deutsche Bank and Morgan Stanley calculated a range of implied per share prices for the Qwest common stock from $6.29 to $6.55. The reference ranges were based on the mean and median premia paid 1-day prior and 30 days prior to the transaction announcement date in precedent stock-for-stock transactions.

Discounted Cash Flow Analysis

Lazard, Deutsche Bank and Morgan Stanley performed a discounted cash flow analysis of Qwest, which is a valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Future cash flows” refers to projected unlevered free cash flows of the business, commonly referred to as ULFCF. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Lazard, Deutsche Bank and Morgan Stanley calculated the discounted cash flow value for Qwest and CenturyLink as the sum of the net present value of:

•	the estimated future cash flow that the company will generate for the years 2010 through 2013; and

•	the value of the company at the end of such period, or the terminal value.

The estimated future cash flow for each of the scenarios was based on both the consensus forecasts by equity research analysts for the years 2010 through 2014 for Qwest and 2010 through 2013 and extrapolated to 2014 for CenturyLink and the long range financial forecasts for Qwest and CenturyLink for the years 2010 through 2013 as prepared by the companies’ respective management and extrapolated to 2014. For their calculations, Lazard, Deutsche Bank and Morgan Stanley used discount rates ranging from 8.5% to 9.5% and 8.00% to 9.00% for Qwest and CenturyLink, respectively. The discount rates applicable to Qwest and CenturyLink were based on Lazard’s, Deutsche Bank’s and Morgan Stanley’s judgment of the estimated range of weighted average cost of capital, based in part on each company’s weighted cost to maturity of its long-term debt and each company’s leverage. The terminal value of Qwest and CenturyLink was calculated using various exit EBITDA multiples ranging from 4.50x to 5.25x and 5.00x to 5.75x for Qwest and CenturyLink, respectively. The exit EBITDA multiples for Qwest and CenturyLink were selected by Lazard, Deutsche Bank and Morgan Stanley by reference to EV/EBITDA trading multiples calculated for Qwest and CenturyLink as well as the EV/EBITDA trading multiples of other independent local exchange carriers and large publicly traded telecommunications companies that Lazard, Deutsche Bank and Morgan Stanley, based on their professional judgment, deemed comparable to Qwest and CenturyLink for purposes of this analysis. As part of the total implied equity value calculated for Qwest, Lazard, Morgan Stanley and Deutsche Bank calculated the approximately $1.7 billion present value of the estimated net operating loss carryforward balance as of March 31, 2010, the present value of the estimated pension contributions as of March 31, 2010 and the book value of the outstanding financial debt minus cash, cash equivalents and marketable securities. As part of the total implied equity value calculated for CenturyLink, Lazard, Morgan Stanley and Deutsche Bank calculated the present value of the estimated pension contributions as of March 31, 2010, an unconsolidated investment reflecting CenturyLink’s 700 Mhz wireless spectrum holdings valued at approximately $272 million and the book value of the outstanding financial debt minus cash, cash equivalents and marketable securities. Based on the foregoing, this analysis indicated the following implied exchange ratio reference ranges, as compared to the exchange ratio provided for in the merger:

Implied Exchange Ratio Reference Range
DCF — Consensus	Exchange Ratio

0.0893x — 0.1607x	0.1664x

Implied Exchange Ratio Reference Range
DCF — LRP	Exchange Ratio

0.1194x — 0.2063x	0.1664x

Contribution Analysis

Lazard, Deutsche Bank and Morgan Stanley reviewed the relative contributions of CenturyLink and Qwest to the following actual and estimated financial and operating metrics of the combined company, based on consensus forecasts by equity research analysts:

•	EBITDA (2009, 2010, 2011);

•	ULFCF (2009, 2010, 2011);

•	Midpoint Consensus Discounted Cash Flow; and

•	Average Research Price Targets.

	Implied Exchange Ratio

EBITDA 2009A	0.1465	x
EBITDA 2010E	0.1588	x
EBITDA 2011E	0.1596	x
ULFCF 2009A	0.1255	x
ULFCF 2010E	0.1079	x
ULFCF 2011E	0.1094	x
Midpoint Consensus DCF	0.1212	x
Average Research Price Targets	0.1513	x

The 2010E ULFCF and the 2011E EBITDA were selected as they represented the full range of implied exchange ratios in the contribution analysis; 2010E ULFCF resulted in the lowest implied exchange ratio and 2011E EBITDA resulted in the highest implied exchange ratio. Based on the foregoing, Lazard, Deutsche Bank and Morgan Stanley calculated the following implied exchange ratio reference range by taking the low (2010E ULFCF) and high (2011E EBITDA) contribution ratio during such period, as compared to the exchange ratio provided for in the merger:

Implied Exchange Ratio Reference Range
Last Twelve Months	Exchange Ratio

0.1079x — 0.1596x	0.1664x

Has/Gets Analysis

Lazard, Deutsche Bank and Morgan Stanley reviewed, for informational purposes, the implied relative per share value derived from the exchange ratio provided for in the merger for both Qwest and CenturyLink based on selected financial and operating metrics of Qwest and CenturyLink and implied per share equity reference ranges for Qwest and CenturyLink based on a discounted cash flow analysis. Financial and operating data of CenturyLink and Qwest was based on consensus forecasts by equity research analysts, while estimated synergies expected to be realized from the merger were based on internal estimates of Qwest and CenturyLink management (excluding certain nonrecurring transaction and integration costs). Based on such financial and operating metrics, Lazard, Deutsche Bank and Morgan Stanley compared the per share values of CenturyLink and Qwest both prior to the merger (calculated by dividing each metric by the number of fully-diluted shares of CenturyLink common stock and Qwest common stock, respectively) and after consummation of the merger (calculated by dividing each metric by the number of fully-diluted shares of CenturyLink common stock and Qwest common stock, respectively, after taking into account the exchange ratio provided for in the merger). In addition to the fully-taxed LFCF per share analysis based on the full synergies, which included the projected full eventual impact to EBITDA and cash flow, Lazard, Deutsche Bank and Morgan Stanley also conducted a fully-taxed LFCF per share analysis based on the expected EBITDA and free cash flow synergies as realized through December 31, 2011. This comparison indicated that, based on the exchange ratio provided for in the merger, per share values of CenturyLink and Qwest could increase or (decrease) as follows:

	Value Change for:
Financial and Operating Metrics:	CenturyLink		Qwest

2011 estimated EBITDA Per Share (Full Synergies)*	20.6%		(2.6)%
2011 estimated Fully-Taxed LFCF Per Share (Full Synergies)*	7.2%		25.0%
2011 estimated Fully-Taxed LFCF Per Share (Synergies as Realized)**	(0.3)%		16.2%
2011 estimated Net Leverage (Full Synergies)*	0.1	x	(0.4	x)
Dividends Per Share	—		50.8%

*	Assumes realization during 2011 of the total annual synergies expected upon completion of the integration of the companies three to five years after the closing.

**	Assumes realization of only those synergies expected during 2011.

Opinion of Perella Weinberg Partners LP

Qwest retained Perella Weinberg to act as the financial advisor to its board of directors in connection with the merger. Qwest selected Perella Weinberg to act as the financial advisor to its board of directors in connection with the merger based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the industries in which Qwest conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On April 21, 2010, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the board of directors of Qwest, that, on April 21, 2010, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such opinion, the exchange ratio of 0.1664 of a share of CenturyLink common stock to be received in respect of each share of Qwest common stock in the merger was fair, from a financial point of view, to the holders of Qwest common stock, other than CenturyLink or any of its affiliates.

The full text of Perella Weinberg’s written opinion, dated April 21, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex H and is incorporated by reference herein. Holders of shares of Qwest common stock are urged to read the opinion carefully and in its entirety. The opinion does not address Qwest’s underlying business decision to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may be available to Qwest. The opinion does not constitute a recommendation to any holder of Qwest common stock or holder of CenturyLink common stock as to how such holder should vote or otherwise act with respect to the proposed merger or any other matter. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger, or the exchange ratio provided for in the merger, to the holders of any other class of securities, creditors or other constituencies of Qwest. Perella Weinberg provided its opinion for the information and assistance of the board of directors of Qwest in connection with, and for the purposes of, its evaluation of the merger. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to Qwest and CenturyLink, including research analyst reports;

•	reviewed certain internal financial statements, analyses and forecasts, and other financial and operating data relating to the business of Qwest, in each case, prepared by Qwest’s management, which are referred to in this Perella Weinberg opinion summary section as the Qwest Forecasts;

•	reviewed certain publicly available financial forecasts relating to Qwest;

•	reviewed certain internal financial statements, analyses and forecasts, and other financial and operating data relating to the business of CenturyLink, in each case, prepared by CenturyLink’s management, which are referred to in this Perella Weinberg opinion summary section as the CenturyLink Forecasts;

•	reviewed certain publicly available financial forecasts relating to CenturyLink;

•	reviewed estimates of synergies anticipated from the merger which are referred to in this Perella Weinberg opinion summary section as the Anticipated Synergies, prepared by the management of Qwest;

•	discussed the past and current business, operations, financial condition and prospects of Qwest, including the Anticipated Synergies, with senior executives of Qwest and CenturyLink, and discussed the past and current business, operations, financial condition and prospects of CenturyLink with senior executives of Qwest and CenturyLink;

•	reviewed the potential pro forma financial impact of the merger on the future financial performance of the combined company, including the effect to the Anticipated Synergies, and taking into account the utilization of net operating loss carry-forwards;

•	reviewed the relative financial contributions of Qwest and CenturyLink to the future financial performance of the combined company on a pro forma basis;

•	compared the financial performance of Qwest and CenturyLink with that of certain publicly-traded companies which it believed to be generally relevant;

•	compared the financial terms of the merger with the publicly available financial terms of certain transactions which it believed to be generally relevant;

•	reviewed the historical trading prices and trading activity for the shares of Qwest common stock and shares of CenturyLink common stock, and compared such price and trading activity of the shares of Qwest common stock and shares of CenturyLink common stock with each other and with that of securities of certain publicly-traded companies which it believed to be generally relevant;

•	reviewed a draft, dated April 21, 2010, of the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as it deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the managements of Qwest and CenturyLink that information furnished by Qwest and CenturyLink for purposes of Perella Weinberg’s analysis did not contain any material omissions or misstatements of material fact. With respect to the Qwest Forecasts, including information relating to Anticipated Synergies and the amount and utilization of the net operating loss carry-forwards, Perella Weinberg was advised by the management of Qwest, and assumed, with the consent of the board of directors of Qwest, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Qwest as to the future financial performance of Qwest and the other matters covered thereby, and Perella Weinberg expressed no view as to the assumptions on which they were based. With respect to the CenturyLink Forecasts, Perella Weinberg had been advised by the management of CenturyLink, and assumed, with the consent of the board of directors of Qwest, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of CenturyLink as to the future financial performance of CenturyLink, and Perella Weinberg expressed no view as to the assumptions on which they were based. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Qwest or CenturyLink, nor was it furnished with any such valuations or appraisals nor did it assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Qwest or CenturyLink. In addition, Perella Weinberg did not evaluate the solvency of any party to the merger agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the final executed merger agreement would not differ in any material respect from the draft merger agreement it reviewed and that the merger would be consummated in accordance with the terms set forth in the draft merger agreement it reviewed, without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the proposed merger, no delays, limitations, conditions or restrictions would be imposed that would have an adverse effect on Qwest, CenturyLink or the contemplated benefits expected to be derived in the proposed merger. Perella Weinberg also assumed that the merger would qualify as a tax-free reorganization under the Code. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg’s opinion addressed only the fairness, from a financial point of view, as of April 21, 2010, of the exchange ratio provided for in the merger to the holders of shares of Qwest common stock, other than CenturyLink or any of its affiliates. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the merger agreement or the form or structure of the merger or the likely timeframe in which the merger would be consummated. Perella Weinberg was not requested to, and did not, participate in the negotiation of the terms of the merger, and it was not requested to, and did not, provide any advice or services in connection with the merger other than the delivery of its opinion. Perella Weinberg expressed no view or opinion as to any such matters. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio. Perella Weinberg noted that the merger agreement permits Qwest to pay regular quarterly dividends on its shares of common stock of up to $0.08 per share. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the merger agreement, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood Qwest had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of Qwest to enter into the merger or the relative merits of the merger as compared with any other strategic alternative which may be available to Qwest. Perella Weinberg was not authorized to solicit, and did not solicit, indications of interest in a transaction with Qwest from any party.

Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of shares of Qwest common stock or holder of shares of CenturyLink common stock as to how to vote or otherwise act with respect to the proposed merger or any other matter and does not in any manner address the prices at which shares of Qwest common stock or shares of CenturyLink common stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to, or the exchange ratio provided for in the merger to, the holders of any other class of securities, creditors or other constituencies of Qwest. Perella Weinberg’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion.

The following is a brief summary of the material financial analyses performed by Perella Weinberg and reviewed by the board of directors of Qwest in connection with Perella Weinberg’s opinion relating to the merger and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses. Except as otherwise noted, for purposes of its analyses, Perella Weinberg used selected Wall Street projections for both Qwest and CenturyLink, which are referred to in this Perella Weinberg opinion summary section as the Street Projections, and the Qwest Forecasts with respect to Qwest and the CenturyLink Forecasts with respect to CenturyLink. Perella Weinberg calculated the implied value of the consideration to be received by holders of Qwest common stock pursuant to the merger agreement by multiplying the exchange ratio of 0.1664 by the closing price of CenturyLink common stock as of April 20, 2010 of $36.51 and noted that the implied value was $6.08 per share, which are referred to in this Perella Weinberg opinion summary section as the Implied Transaction Price.

Historical Stock Trading and Transaction Premium Analysis

Perella Weinberg reviewed the historical trading price per share of Qwest common stock for the one-year period ending on April 20, 2010, the last trading day prior to the date on which Perella Weinberg gave its opinion. In addition, Perella Weinberg calculated the implied premium represented by the Implied Transaction Price relative to the following:

•	the closing sale price per share of Qwest common stock as of April 20, 2010;

•	the average closing sale price per share of Qwest common stock during the 30-trading day period ended on March 19, 2010, after which date, based upon a rise in Qwest’s stock price, Perella Weinberg believed that such price may have been influenced by market speculation and which is referred to in this Perella Weinberg opinion summary section as the “Unaffected Price”;

•	each of the highest and lowest intra-day sale price per share of Qwest common stock during the one-year period ended on April 20, 2010; and

•	each of the average closing sale price per share of Qwest common stock during the 1-week, 30-trading day and 60-trading day periods ended on April 20, 2010.

The results of these calculations and reference points are summarized in the following table:

	Price per Share	Implied Premium

Closing price on April 20, 2010	$5.18	17.3%
Unaffected Price	$4.59	32.4%
52-week high	$5.50	10.5%
52-week low	$3.30	84.1%
1-week average	$5.33	13.9%
30-trading day average	$5.17	17.4%
60-trading day average	$4.79	26.7%

The historical stock trading and transaction premium analysis provided general reference points with respect to the trading prices of Qwest common stock which enabled Perella Weinberg to compare the historical prices with the consideration offered by CenturyLink. Perella Weinberg also noted that the lowest intra-day sale price per share of CenturyLink common stock during the one-year period ended on April 20, 2010 was $25.26 and the highest intra-day sale price per share of CenturyLink common stock during the one-year period ended on April 20, 2010 was $37.16. The exchange ratio implied by the historical trading prices per share of Qwest common stock and CenturyLink common stock was below the exchange ratio of 0.1664 to be paid in the merger for the entire one-year period ending on April 20, 2010, except for one day.

Equity Research Analyst Price Targets Statistics

Perella Weinberg reviewed and analyzed (i) selected recent publicly available research analyst price targets for Qwest common stock prepared and published by selected equity research analysts during the period from February 16, 2010 through April 19, 2010 and (ii) selected recent publicly available research analyst price targets for CenturyLink common stock prepared and published by selected equity research analysts during the period from February 25, 2010 through April 19, 2010. These targets reflect each analyst’s estimate of the future public market trading price of Qwest common stock and CenturyLink common stock, as applicable, and are not discounted to reflect present values.

Perella Weinberg noted that, as of April 20, 2010, the range of undiscounted equity analyst price targets for Qwest common stock was between approximately $3.25 and $6.00 per share (with a median of $6.00 per share) and the range of undiscounted equity analyst price targets for CenturyLink common stock was between approximately $34.00 and $39.00 per share (with a median of $37.00 per share).

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Qwest common stock or CenturyLink common stock and these estimates are subject to uncertainties, including the future financial performance of Qwest or CenturyLink, as applicable, and future financial market conditions.

Selected Publicly Traded Companies Analysis

Perella Weinberg reviewed and compared certain financial information for Qwest and CenturyLink to corresponding financial information, ratios and public market multiples for the following publicly traded companies in (i) the rural local exchange carrier, which are referred to in this Perella Weinberg opinion summary section as RLEC, industry and (ii) the regional bell operating company, which are referred to in this Perella Weinberg opinion summary section as RBOC, industry which, in the exercise of its professional judgment and based on its knowledge of such industries, Perella Weinberg determined to be relevant to its analysis:

RLEC Industry	RBOC Industry

Windstream Corporation	AT&T, Inc.
Frontier Communications Corporation	Verizon Communications Inc.
Cincinnati Bell Inc.
Consolidated Communications Holdings, Inc.

Perella Weinberg calculated and compared financial information and various financial market multiples and ratios of the selected companies based on the closing price per share as of April 20, 2010, information Perella Weinberg obtained from SEC filings for historical information and third party research analyst estimates for forecasted information. For Qwest and CenturyLink, Perella Weinberg made calculations based on the closing prices per share of Qwest common stock and CenturyLink common stock as of April 20, 2010 and utilized Street Projections, the Qwest Forecasts and the CenturyLink Forecasts, as applicable. The Street Projections for Qwest had a median 2010E EBITDA value of $4.3 billion, a median 2010E LFCF value of $1.604 billion and a median 2010 EPS value of $0.33. The Street Projections for CenturyLink had a median 2010E EBITDA value of $3.509 billion, a median 2010E LFCF value of $1.540 billion and a median 2010 EPS value of $3.27.

With respect to Qwest, CenturyLink and each of the selected companies, Perella Weinberg reviewed, among other things:

•	enterprise value (“EV”) as a multiple of estimated EBITDA for fiscal year 2010;

•	equity value as a multiple of estimated levered free cash flow (“LFCF”) for fiscal year 2010; and

•	price per share as a multiple of estimated earnings per share (“EPS”) for fiscal year 2010.

A summary of these ratios is set forth below:

			Equity		Price/
	EV/2010E		Value/2010E		2010E
Company	EBITDA		LFCF		EPS

Qwest Street Projections	4.9	x	5.7	x	15.8	x
Qwest Forecasts	4.8		5.8		14.3
CenturyLink Street Projections	5.3		7.2		11.2
CenturyLink Forecasts	5.4		7.3		11.6
Windstream	6.3		7.5		13.5
Frontier	6.5		6.5		13.1
Cincinnati Bell	6.2		5.8		7.6
Consolidated	7.8		9.7		20.6
AT&T	5.3		10.8		12.1
Verizon	5.6		11.2		12.8

Based on the analysis of these ratios and based on its experience working with corporations on various merger and acquisition transactions, Perella Weinberg selected representative ranges of these financial multiples to apply to corresponding data of Qwest and CenturyLink which yielded the following results:

Qwest:

Financial Multiple	Representative Range	Implied Per Share Equity Value

Street Projections
EV/2010E EBITDA	4.75x — 5.25x	$5.49 — $6.52
Equity Value/2010E LFCF	5.5x — 6.5x	$4.97 — $5.85
Price/2010 EPS	11.0x — 13.0x	$4.34 — $4.98
Qwest Forecasts
EV/2010E EBITDA	4.75x — 5.25x	$5.80 — $6.86
Equity Value/2010E LFCF	5.5x — 6.5x	$4.91 — $5.78
Price/2010 EPS	11.0x — 13.0x	$4.73 — $5.43

CenturyLink:

Financial Multiple	Representative Range	Implied Per Share Equity Value

Street Projections
EV/2010E EBITDA	5.0x — 5.5x	$32.61 — $38.33
Equity Value/2010E LFCF	6.5x — 7.5x	$33.12 — $38.14
Price/2010 EPS	11.0x — 13.0x	$35.42 — $41.77
CenturyLink Forecasts
EV/2010E EBITDA	5.0x — 5.5x	$31.97 — $37.63
Equity Value/2010E LFCF	6.5x — 7.5x	$32.51 — $37.43
Price/2010 EPS	11.0x — 13.0x	$34.49 — $40.67

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to Qwest’s business or CenturyLink’s business. Accordingly, Perella Weinberg’s comparison of selected companies to Qwest or CenturyLink and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies, Qwest and CenturyLink.

Discounted Cash Flow Analysis

Perella Weinberg conducted an illustrative discounted cash flow analysis to calculate the estimated present value as of April 20, 2010 of the estimated standalone unlevered free cash flows, calculated as EBITDA less taxes, capital expenditures and increase in working capital, and subject to other adjustments, that Qwest could generate during the period commencing the second quarter of fiscal year 2010 through fiscal year 2013. Estimates of unlevered free cash flows used for this analysis were based on Street Projections and the Qwest Forecasts. For each case, Perella Weinberg used discount rates ranging from 7.50% to 8.50% based on estimates of the weighted average cost of capital of Qwest, calculated present values of unlevered free cash flows generated over the period described above and then added terminal values assuming terminal year multiples ranging from 4.75x to 5.25x EBITDA. Perella Weinberg chose this discount rate range based on the weighted average cost of capital for public companies in the RLEC and RBOC industries deemed by Perella Weinberg to be relevant to its analysis (based on its experience working with corporations on various merger and acquisition transactions) and the relative capital structure of Qwest. The RLEC and RBOC public companies are the companies listed above under “ — Selected Publicly Traded Companies Analysis.” Perella Weinberg chose the terminal year multiples based on its analysis of Qwest’s, CenturyLink’s and each of the selected companies’ enterprise value as a multiple of estimated EBITDA. As part of the total implied equity value calculated for Qwest, Perella Weinberg (a) included the present value of the estimated net operating loss carry-forward balance estimated as of March 31, 2010 of $1,432 million for Street Projections and $1,523 million for Qwest Forecasts, respectively, and (b) included the present value of the estimated pension/other post-employment benefits contributions estimated as of March 31, 2010 of $2,187 million for both the Street Projections and Qwest Forecasts. For purposes of these analyses, Perella Weinberg utilized the fully diluted number of shares of Qwest common stock calculated using the treasury stock method. These analyses indicated reference ranges of implied equity values per share of Qwest common stock of approximately $3.97 to $5.12 based on Street Projections and approximately $4.72 to $5.87 based on the Qwest Forecasts.

Perella Weinberg also performed an illustrative discounted cash flow analysis to calculate the estimated present value as of April 20, 2010 of the estimated standalone unlevered free cash flows, calculated as EBITDA less taxes, capital expenditures and increase in working capital, and subject to other adjustments, that CenturyLink could generate during the period commencing the second quarter of fiscal year 2010 through fiscal year 2013. Estimates of unlevered free cash flows used for this analysis were based on Street Projections and the CenturyLink Forecasts. For each case, Perella Weinberg used discount rates ranging from 7.00% to 8.00% based on estimates of the weighted average cost of capital of CenturyLink, calculated present values of unlevered free cash flows generated over the period described above and then added terminal values assuming terminal year multiples ranging from 5.00x to 5.50x EBITDA. Perella Weinberg chose this discount rate range based on the weighted average cost of capital for public companies in the RLEC and RBOC industries deemed by Perella Weinberg to be relevant to its analysis (based on its experience working with corporations on various merger and acquisition transactions) and the relative capital structure of CenturyLink. The RLEC and RBOC public companies are the companies listed above under “ — Selected Publicly Traded Companies Analysis.” Perella Weinberg chose the terminal year multiples based on its analysis of Qwest’s, CenturyLink’s and each of the selected companies’ enterprise value as a multiple of estimated EBITDA. As part of the total implied equity value calculated for CenturyLink, Perella Weinberg included the present value of the estimated pension/other post-employment benefits contributions estimated as of March 31, 2010 of $607 million for both the Street Projections and CenturyLink Forecasts. For purposes of these analyses, Perella Weinberg utilized the fully-diluted number of shares of CenturyLink common stock calculated using the treasury stock method. These analyses indicated reference ranges of implied equity values per share of CenturyLink common stock of approximately $29.83 to $35.54 based on Street Projections and approximately $30.12 to $35.81 based on the CenturyLink Forecasts.

Comparable Transactions Analysis

Perella Weinberg analyzed certain information relating to selected precedent RLEC industry transactions from July 2000 to November 2009 which, in the exercise of its professional judgment, Perella Weinberg determined to be relevant public companies with operations comparable to Qwest and CenturyLink. The transactions analyzed were the following:

Transaction			EV/LTM
Announcement	Target	Acquirer	EBITDA

November 2009	Iowa Telecommunications Services, Inc.	Windstream Corporation	8.9	x
May 2009	Business (lines) of Verizon Communications Inc.	Frontier Communications Corporation	4.5
May 2009	D&E Communications, Inc.	Windstream Corporation	5.1
October 2008	Embarq Corporation	CenturyTel	4.5
July 2007	North Pittsburgh Systems, Inc.	Consolidated Communications Holdings, Inc.	7.3
May 2007	CT Communications, Inc.	Windstream Corporation	10.2
January 2007	Business (access lines) of Verizon Communications Inc.	FairPoint Communications, Inc.	6.6
December 2006	Madison River Communications Corp.	CenturyTel	8.4
September 2006	Commonwealth Telephone Enterprises, Inc.	Citizens Communications Company	6.9
December 2005	Wireline business of Alltel Corporation	VALOR Communications Group, Inc.	6.5
May 2004	Verizon Hawaii Inc.	The Carlyle Group	6.9
January 2004	TXU Communications	Consolidated Communications Inc.	8.6
July 2002	Illinois Consolidated Telephone Company	Homebase Acquisition, LLC	7.2	(1)
November 2001	Conestoga Enterprises	D&E Communications, Inc.	12.3
October 2001	Business (access lines) of Verizon Communications Inc.	CenturyTel	N/A
July 2000	Business (access lines) of Frontier Corporation	Citizens Communications Company	9.9	(2)

(1)	LTM statistics represent FY2001 financial data.

(2)	LTM statistics represent FY1999 financial data.

For each of the selected transactions, Perella Weinberg calculated and compared the resulting EV in the transaction as a multiple of last twelve months, or LTM, EBITDA, except where indicated above. The EV/LTM EBITDA multiples for the selected transactions were based on publicly available information at the time of the relevant transaction.

Based on the multiples calculated above and Perella Weinberg’s analyses of the various selected transactions and on judgments made by it, Perella Weinberg derived a representative range of multiples of the transactions and applied that range of multiples to Qwest’s EBITDA for fiscal year 2009. Perella Weinberg then derived a range of implied equity value per share of Qwest common stock of approximately $5.22 to $6.28 by applying multiples ranging from 4.5x to 5.0x to Qwest’s fiscal year 2009 EBITDA of $4,415 million.

Perella Weinberg also performed a premia paid analysis on each of the selected transactions. The median premium (i) for precedent transactions that occurred from January 2008 to April 20, 2010 was 36% and (ii) for precedent transactions that occurred from January 2000 through December 2007 was 26%. Perella Weinberg considered such median premia and, in light of its experience working with corporations on various merger and acquisition transactions, derived a representative range of implied premia of 25-40%, which was based on banded distribution around the median premia discussed above. Perella Weinberg then applied this range of premia to the Unaffected Price, which implied a range of equity value per share for Qwest common stock of approximately $5.74 to $6.42 per share.

Although the selected transactions were used for comparison purposes, none of the selected transactions nor the companies involved in them was either identical or directly comparable to the merger, Qwest or CenturyLink. Accordingly, Perella Weinberg’s comparison of the selected transactions to the merger and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the companies involved in such transactions and of the merger and was based on Perella Weinberg’s experience working with corporations on various merger and acquisition transactions.

Structurally Comparable Premia Paid Analysis

Perella Weinberg analyzed the premiums paid in nine all-stock “merger of equals” transactions involving U.S. companies since 2000, in which the transaction value was greater than $5 billion and that resulted in the target company’s stockholders owning 40-60% of the combined entity. For each of the selected transactions, Perella Weinberg calculated and compared the 1-day premia to the target company’s stock price on the trading day prior to the announcement of the transaction implied by the exchange ratio in such transaction. The transactions analyzed, including the observed premia, were:

Transaction
Announcement	Target	Acquirer	Premium

February 2007	XM Satellite Radio Holdings Inc.	Sirius Satellite Radio Inc.	21.7%
November 2006	Caremark Rx, Inc.	CVS Corporation	6.4
April 2006	Lucent Technologies Inc.	Alcatel	(1.4)
October 2005	Jefferson-Pilot Corporation	Lincoln National Corporation	10.2
December 2004	Nextel Communications, Inc.	Sprint Corporation	8.8
June 2003	Biogen, Inc.	IDEC Pharmaceuticals Corporation	2.3
November 2001	Conoco Inc.	Phillips Petroleum Company	(0.3)
August 2001	Westvaco Corporation	The Mead Corporation	5.8
August 2000	Software.com, Inc.	Phone.com	16.7

Based on the observed premia and in light of its experience working with corporations on various merger and acquisition transactions, Perella Weinberg selected a representative range of implied premia of 10-15% and applied that range of premia to the price of Qwest common stock for the day prior to the announcement of the merger, which implied a range of equity value per share for Qwest common stock of approximately $5.70 to $5.96 per share (which represented a 24-30% premium to the Unaffected Price).

Contribution Analysis

Perella Weinberg analyzed the contribution of each of Qwest and CenturyLink to the pro forma combined company, not including any synergies or other combination adjustments, with respect to each company’s equity value and the Street Projections for each company’s revenue, EBITDA, net income and LFCF for fiscal year 2010. The analysis did not take into account the present value of the estimated net operating loss carryforward balance of Qwest. The analysis yielded the following results:

	Qwest	CenturyLink

Equity Value as of April 20, 2010	45%	55%
2010E Revenue	63%	37%
2010E EBITDA	55%	45%
2010E Net Income	37%	63%
2010E LFCF	51%	49%

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather,

Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to Qwest, CenturyLink or the merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the board of directors of Qwest as to the fairness, on the date of Perella Weinberg’s opinion, from a financial point of view, of the exchange ratio provided for in the merger to the holders of shares of Qwest common stock, other than CenturyLink or any of its affiliates. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon the financial forecasts and estimates of the managements of Qwest and CenturyLink and third party research analyst estimates, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the merger agreement or their respective advisors, none of Qwest, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by Qwest’s management or third parties.

As described above, the opinion of Perella Weinberg to the board of directors of Qwest was one of many factors taken into consideration by the board of directors of Qwest in making its determination to approve the merger. Perella Weinberg was not asked to, and did not, recommend the specific exchange ratio provided for in the merger, which exchange ratio was determined through negotiations between Qwest and CenturyLink.

Pursuant to the terms of the engagement letter between Perella Weinberg and Qwest, Qwest paid Perella Weinberg $500,000 upon execution of the engagement letter and agreed to pay Perella Weinberg a fee of (i) $2.25 million for the delivery of its financial analysis of, and assistance in connection with, the merger, (ii) $1.25 million in connection with the delivery of its opinion and (iii) $1 million if Perella Weinberg continues to be actively engaged at the request of the board of directors of Qwest as of September 1, 2010. In addition, Qwest agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys’ fees and disbursements and to indemnify Perella Weinberg and related persons against various liabilities, including certain liabilities under the federal securities laws.

In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Qwest or CenturyLink or any of their respective affiliates. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg. Perella Weinberg and its affiliates have in the past provided investment banking and other financial services to Qwest and its affiliates, including advising the independent members of the board of directors of Qwest as to the valuation of one of Qwest’s businesses, for which they have received compensation. During the last two years, Perella Weinberg has not received any fees for investment banking or other financial services from CenturyLink.

Financial Interests of Qwest Directors and Executive Officers in the Merger

In considering the recommendation of the Qwest board of directors with respect to the merger agreement, Qwest stockholders should be aware that Qwest executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Qwest stockholders generally. The Qwest board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Qwest stockholders that the merger agreement be approved and adopted.

Executive Officers

Equity Awards

Qwest’s executive officers hold unvested performance shares, restricted stock and stock options granted under Qwest’s Equity Incentive Plan that provide for accelerated vesting or settlement in connection with a change in control, including the completion of the merger. For executive officers other than Christopher K. Ancell and R. William Johnston, equity awards granted on or before October 15, 2008 generally provide for accelerated vesting or settlement immediately upon a change in control, and awards granted after October 15, 2008 provide for accelerated vesting upon an involuntary termination of employment by Qwest without cause, or by the executive for good reason, within two years following a change in control. For Mr. Ancell, all equity awards granted prior to September 4, 2009, provide for accelerated vesting or settlement immediately upon a change in control, and awards granted on or after September 4, 2009, provide for accelerated vesting upon an involuntary termination of employment by Qwest without cause, or by the executive for good reason, within two years following a change in control. For Mr. Johnston, all equity awards provide for accelerated vesting or settlement immediately upon a change in control. In addition, for all executive officers, after a change in control all vested options (including options that receive accelerated vesting in connection with the change in control) remain exercisable for their remaining terms.

The table below sets forth for each of Qwest’s executive officers the estimated number of unvested performance shares, restricted stock and stock options that will vest in connection with the merger and the aggregate estimated value of the accelerated vesting of these awards. The information set forth in the table is based on the merger exchange ratio of 0.1664 shares of CenturyLink common stock per share of Qwest common stock and the following assumptions:

•	a closing date for the merger of March 31, 2011;

•	a termination of each executive’s employment without cause, or by the executive for good reason, immediately after the closing of the merger;

•	a price per share of CenturyLink common stock of $33.31 (the closing price on June 30, 2010);

•	a payout for the performance shares granted in March 2010 at the target level of 100%, and a payout for all other performance shares at the maximum level of 200%;

•	the exercise of all applicable stock options, and the gain on the sale of all shares of common stock underlying applicable equity awards (in the case of stock options, the sale of shares representing the gain over the exercise price); and

•	an additional grant to Mr. Ancell of 286,000 shares of restricted stock on March 5, 2011.

Actual amounts may be higher or lower depending on the actual value of CenturyLink common stock, and the actual number of unvested equity awards outstanding, on the date any vesting is triggered. Depending on when the merger is completed, additional equity awards may be granted to executive officers and certain of the equity awards treated as unvested for purposes of the table below may vest in accordance with their standard vesting schedules prior to the merger.

				Total Value of
				Accelerated Vesting
	Unvested			or Settlement of
	Performance	Unvested	Unvested	Unvested Equity
	Shares	Restricted Stock	Stock Options	Awards
Executive Officer	(#)	(#)	(#)	($)(1)

Edward A. Mueller	2,462,000	1,837,999	2,083,000	$31,971,334
Richard N. Baer	809,000	310,000	—	$8,875,080
Joseph J. Euteneuer	950,000	459,000	352,000	$11,966,940
Teresa A. Taylor	1,082,000	494,333	—	$12,998,685
C. Daniel Yost	586,000	224,333	—	$6,428,245
Christopher K. Ancell	482,000	530,666	—	$7,299,870
R. William Johnston	181,000	69,667	—	$1,987,015

(1)	The portion of this value that would accelerate or become settled solely as a result of the completion of the merger, irrespective of executive’s termination of employment, would be: $4,963,840 for Mr. Mueller; $0 for Mr. Baer; $3,479,660 for Mr. Euteneuer; $0 for Ms. Taylor; $0 for Mr. Yost; $842,080 for Mr. Ancell; and $1,987,015 for Mr. Johnston.

Employment and Severance Agreements

Mr. Mueller is a party to an employment agreement with Qwest which provides that if his employment is terminated by Qwest without cause or by him for good reason, in either case within two years following a change in control, including completion of the merger, Mr. Mueller will be entitled to receive the following:

•	2.99 times his then-current base salary, paid in a lump sum;

•	2.99 times his most recent target annual bonus, paid in a lump sum; and

•	18 months of COBRA coverage for him and his qualified beneficiaries, subsidized at active management employee rates.

Each of Qwest’s other executive officers (Messrs. Baer, Euteneuer, Yost, Ancell and Johnston and Ms. Taylor) is a party to a severance agreement with Qwest. These agreements provide that if the executive’s employment is terminated by Qwest without cause or by the executive for good reason, in either case within two years following a change in control, including completion of the merger, the executive will be entitled to receive the following:

•	3.0 times the greater of the executive’s base salary in effect as of (i) the termination date or (ii) the date of the change in control, with respect to Messrs. Baer and Yost and Ms. Taylor (2.99 times for Messrs. Euteneuer and Ancell and 2.0 times for Mr. Johnston), payable in a lump sum;

•	3.0 times the greater of the executive’s target annual bonus in effect as of (i) the termination date or (ii) the date of the change in control, with respect to Messrs. Baer and Yost and Ms. Taylor (2.99 times for Messrs. Euteneuer and Ancell and 2.0 times for Mr. Johnston), payable in a lump sum;

•	A pro rata bonus payment for the portion of the performance period that the executive was employed before the termination of employment, calculated at 100% of target, solely with respect to Messrs. Baer, Yost and Johnston and Ms. Taylor, payable in a lump sum;

•	18 months of COBRA coverage subsidized at active employee rates, solely with respect to Messrs. Baer, Yost and Johnston and Ms. Taylor; and

•	Payment of any excise taxes (including interest and penalties) to which the executive may be subject pursuant to Sections 4999 and 280G of the Code, solely with respect to Messrs. Baer and Yost and Ms. Taylor.

For each of Qwest’s executive officers, severance benefits are contingent upon the executive’s execution of a waiver and release of claims against Qwest. In addition, each of the executive officers is also subject to covenants in respect of nondisclosure, noncompetition and nonsolicitation.

The table below sets forth the cash severance payments and other benefits to which each of Qwest’s executive officers are entitled in connection with the merger, as well as the applicable excise taxes payable by such executive officers related thereto. The table below excludes the value of accelerated vesting or settlement of equity awards, which is described and quantified above. The information in the table below is based on compensation and benefit levels in effect on the filing date of this joint proxy statement-prospectus. In addition, the information in the table below is based on the following assumptions:

•	a closing date for the merger of March 31, 2011; and

•	a termination of each executive’s employment by Qwest without cause, or by the executive for good reason, immediately after the closing of the merger.

			Estimated
		4999 Excise Tax	Premiums for
		Gross-Up Payment	Continued Health
	Cash Severance	to Executive	Care Coverage
Executive Officer	Payments(1)	by Qwest	under COBRA(2)

Edward A. Mueller	$10,764,000	—	$11,330
Richard N. Baer	$5,430,205	$4,192,140	$11,330
Joseph J. Euteneuer	$4,933,500	—	—
Teresa A. Taylor	$5,194,110	$6,396,322	$11,330
C. Daniel Yost	$3,123,288	$3,001,796	$11,330
Christopher K. Ancell	$2,242,500	—	—
R. William Johnston	$1,242,773	—	$11,330

(1)	Includes cash severance based on the applicable multiple of base salary and target bonus as well as a pro rata bonus, if applicable. The cash severance payments to Messrs. Mueller, Euteneuer, Ancell and Johnston will be effectively reduced by the excise tax payable by such executives under Internal Revenue Code Section 4999 as these individuals are not entitled to a gross-up payment by Qwest. The excise tax amounts that will be payable by Messrs. Mueller, Euteneuer, Ancell and Johnston are $6,567,679, $2,245,885, $1,154,563 and $369,880, respectively.

(2)	Based on premiums in effect on the date of this joint proxy statement-prospectus.

Restricted Stock Grants

In recent years, Qwest has typically granted equity awards to executive officers and certain other employees on an annual basis in March of each year, in the form of restricted stock, performance shares or a combination of both. With respect to the annual equity awards that would have been granted in the ordinary course consistent with past practice in March 2011, Qwest may grant these awards in or after May 2010 and, for the purposes of satisfying CenturyLink’s obligations to maintain substantially comparable compensation and benefits for one year post-closing to Qwest employees, will be treated as having been granted in March 2011. The value of the equity award to each executive officer is expected to be in the same amount as, but will not be greater than, the award granted to him or her in 2010, but will be given solely in restricted stock. If Qwest chooses to accelerate the grant date for any of these equity awards, the present intent is that it would do so only for employees at the senior vice president level and below, which includes Mr. Johnston but no other executive officers.

Annual Incentive Plan Payments

Qwest maintains Management Annual Incentive Plans, pursuant to which executive officers and other employees are entitled to annual cash bonuses based on corporate and individual performance. Qwest will continue to maintain these plans until the completion of the merger. Assuming a closing date for the merger of March 31, 2011, target bonus amounts for the 2011 plan will be established consistent with past practice and executive officers and other employees who participate in the 2011 plan will be entitled to receive pro-rated bonuses for the portion of 2011 prior to the closing of the merger.

CenturyLink Positions

Following the closing of the merger, CenturyLink’s senior leadership team is expected to include Mr. Ancell as CenturyLink’s President of the Business Markets Group.

CenturyLink has agreed to take all necessary action to cause Mr. Mueller to be appointed to the CenturyLink board of directors effective as of the closing of the merger.

Non-Employee Directors

Equity Awards

Under Qwest’s director compensation plan, non-employee directors of Qwest are entitled to receive annual restricted stock awards. These awards are granted under Qwest’s Equity Incentive Plan. Each of Qwest’s non-employee directors received an award of 23,000 shares of restricted stock on January 4, 2010, which shares will vest in full on the earlier of the completion of the merger or December 31, 2010. Each of these awards has a value of $120,750 based on a price per share of Qwest common stock of $5.25 (the closing price on June 30, 2010). It is expected that the Qwest board of directors (or a committee thereof) will approve an award of additional restricted stock to Qwest’s non-employee directors on January 3, 2011 (provided that the merger is not completed on or before that date). It is expected that each of these awards will have a value of approximately $100,000 at the time of grant and will vest in full on the earlier of the completion of the merger if the director does not continue as a director of CenturyLink or January 3, 2012.

Deferred Compensation Plan for Non-Employee Directors

Qwest’s non-employee directors may defer all or any portion of their directors’ fees for an upcoming year under Qwest’s Deferred Compensation Plan for Non-Employee Directors. Quarterly, Qwest credits each participant’s account with a number of phantom units having a value equal to the director’s deferred director fees, thereby converting the deferred fee amount into a number of phantom units equal in value. Each phantom unit has a value equal to one share of Qwest common stock and is subject to adjustment for cash dividends payable to Qwest stockholders as well as stock dividends and splits, consolidations and other transactions that affect the number of shares of outstanding Qwest common stock. Under the plan, in the event of a change in control, including completion of the merger, participants’ undistributed account balances, solely with respect to amounts that were earned and vested prior to January 1, 2005, will be funded into a trust or distributed to the director within 30 days of the change in control. The portion of each participant’s account balance that reflects amounts earned or vested after December 31, 2004 will not be funded or distributed in connection with the change in control but will be distributed pursuant to the applicable terms of the plan.

The table below shows the number of phantom equity units credited to accounts for Qwest’s non-employee directors as of June 30, 2010 and the value of those units based on the exchange ratio of 0.1664 shares of CenturyLink common stock per share of Qwest common stock and a price per share of CenturyLink common stock of $33.31 (the closing price on June 30, 2010).

	Number of Phantom	Value of Phantom
	Equity Units	Equity Units
Director	(#)	($)

Charles L. Biggs	54,505	$302,109
K. Dane Brooksher	154,042	$853,822
Peter S. Hellman	264,686	$1,467,097
R. David Hoover	68,257	$378,334
Patrick J. Martin	96,294	$533,737
Caroline Matthews	900	$4,989
Wayne W. Murdy	5,600	$31,040
Jan L. Murley	—	—
Michael J. Roberts	15,646	$86,722
James A. Unruh	78,376	$434,421
Anthony Welters	66,325	$367,625

Until the completion of the merger, Qwest will continue to credit additional phantom units to directors’ accounts for cash dividends to Qwest stockholders and in accordance with existing and any future deferral elections. Each of Messrs. Brooksher, Hoover, Martin, Roberts, Unruh and Welters has elected to defer all of his fees earned in 2010. Deferral elections for 2011 fees will be made in December 2010.

Financial Interests of CenturyLink Directors and Executive Officers in the Merger

In considering the recommendation of the CenturyLink board of directors that you vote to approve the issuance of CenturyLink common stock in connection with the merger, you should be aware that some of CenturyLink’s executive officers and directors have financial interests in the merger that are different from, or in addition to, those of CenturyLink shareholders generally. The board of directors of CenturyLink was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement, and in recommending that the shareholders approve the issuance of common stock in connection with the merger.

Positions with the Combined Company

Following consummation of the merger, members of the CenturyLink board of directors will continue to be directors of the combined company and certain executive officers of CenturyLink will continue to be executive officers of the combined company, as further described under “Board of Directors and Management After the Merger.”

The Retention Program

CenturyLink plans to establish and grant awards under a retention program for the benefit of key employees of CenturyLink who do not otherwise have adequate retention incentives. CenturyLink has agreed that the aggregate amount of all awards granted pursuant to the retention program will not exceed $50 million. Although this program is primarily intended to benefit a broad range of key employees, executive officers will be eligible to participate and CenturyLink’s Compensation Committee may elect to name them as participants.

In determining who will be granted retention awards and the amount of each award, CenturyLink will consider, and discuss with Qwest, the reasonableness of each award in relation to the recipient’s base salary, the retentive value of existing awards and the potential tax treatment of the retention award to both CenturyLink and the recipient. After consultation with Qwest, the final decision on who will receive retention awards and the value of such retention awards will be in the sole discretion of CenturyLink. Each of the retention awards granted to certain senior officers of CenturyLink, if any, will be payable, subject to continued employment, 12 months following the effective time of the merger. However, any unpaid retention award will become immediately payable upon the termination of the recipient’s employment by CenturyLink without cause or by the recipient for good reason following the completion of the merger. In addition, retention awards granted under this program with a value of up to $10 million in the aggregate may be granted to employees of CenturyLink identified by, and pursuant to terms and conditions determined by, the CenturyLink Chief Executive Officer, after consultation with the Qwest Chief Executive Officer, without regard to the conditions and process described above. Those awards will be part of the maximum aggregate retention award pool of $50 million.

Board of Directors and Management After the Merger

CenturyLink has agreed to take all necessary action to cause four persons selected by Qwest, after consultation with CenturyLink, who are members of Qwest’s current board of directors to be appointed to CenturyLink’s board of directors, effective as of the closing of the merger. One of these persons will be Qwest’s Chairman and Chief Executive Officer, Edward A. Mueller. The other persons have not yet been selected. Following the merger, the senior leadership team of the combined company is expected to include William A. Owens as Chairman of the Board, Glen F. Post, III as Chief Executive Officer and President, R. Stewart Ewing, Jr. as Chief Financial Officer, Karen A. Puckett as Chief Operating Officer, Christopher K. Ancell as President of the Business Markets Group, William E. Cheek as President of Wholesale Operations, Stephanie Comfort as Executive Vice President of Corporate Strategy and Development, Dennis G. Huber as Executive Vice President of Network Services, and Stacey W. Goff as General Counsel.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Qwest common stock. The discussion is based on and subject to the Code, the Treasury regulations promulgated thereunder, administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular Qwest stockholders in light of their personal circumstances or to such stockholders subject to special treatment under the Code, such as, without limitation: banks, thrifts, mutual funds and other financial institutions, traders in securities who elect to apply a mark-to-market method of accounting, tax-exempt organizations and pension funds, insurance companies, dealers or brokers in securities or foreign currency, individual retirement and other deferred accounts, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, stockholders who hold their shares as part of a straddle, hedging, conversion or constructive sale transaction, partnerships or other pass-through entities, stockholders holding their shares through partnerships or other pass-through entities, stockholders whose shares are not held as “capital assets” within the meaning of the Code, and stockholders who received their shares through the exercise of employee stock options or otherwise as compensation. The discussion does not address the tax consequences of the ownership and disposition of the notes arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, and does not address any non-income tax considerations or any foreign, state or local tax consequences.

For purposes of this discussion, a U.S. holder means a beneficial owner of Qwest common stock who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has properly elected under applicable Treasury regulations to be treated as a U.S. person.

This discussion does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences. Each Qwest stockholder is urged to consult with such stockholder’s tax advisor with respect to the particular tax consequences to such stockholder.

The Merger

At the effective time of the merger, Wachtell, Lipton, Rosen & Katz will deliver to CenturyLink, and Skadden, Arps, Slate, Meagher & Flom LLP will deliver to Qwest, their respective opinions to the effect that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning in section 368(a) of the Code. The opinions will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by CenturyLink and Qwest, including those contained in representation letters of officers of CenturyLink and Qwest. If any of those representations, covenants or assumptions is inaccurate, the opinions may not be relied upon, and the U.S. federal income tax consequences of the merger could differ from those discussed here. In addition, these opinions are not binding on the Internal Revenue Service, or IRS, or any court, and none of CenturyLink, SB44 Acquisition Company or Qwest intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Consequently, no assurance can be made that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge.

Assuming that the merger is treated as a “reorganization” within the meaning of Section 368(a) of the Code, the merger will have the following U.S. federal income tax consequences:

•	none of CenturyLink, Qwest or SB44 Acquisition Company will recognize gain or loss in the merger;

•	Qwest stockholders will not recognize gain or loss in the merger, except with respect to cash received in lieu of fractional shares of CenturyLink common stock (as described below);

•	the tax basis of the shares of CenturyLink common stock received in the merger (including fractional shares for which cash is received) by a Qwest stockholder will be the same as the tax basis of the shares of Qwest common stock exchanged therefor;

•	the holding period for the shares of CenturyLink common stock received in the merger by a Qwest stockholder (including fractional shares for which cash is received) will include the holding period of the shares of Qwest common stock exchanged therefor; and

•	Qwest stockholders who receive cash instead of fractional shares of CenturyLink common stock generally will recognize gain or loss equal to the difference between the amount of cash received and their basis in their fractional shares of CenturyLink common stock (computed as described above). The character of such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the fractional shares of CenturyLink common stock are treated as having been held for more than one year at the time of the merger. The deductibility of capital losses is subject to limitation.

New Legislation

Recently enacted legislation regarding foreign account tax compliance, effective for payments made after December 31, 2012, imposes a withholding tax of 30% on certain payments (including dividends on, and gross proceeds from the disposition of, shares of CenturyLink common stock) made to or through certain foreign financial institutions (including in their capacity as agents or custodians for beneficial owners of CenturyLink common stock) and to certain other foreign entities unless various information reporting and certain other requirements are satisfied. Accordingly, the entity through which CenturyLink common stock is held, and such entity’s compliance with the recently enacted legislation, will affect the determination of whether such withholding is required. Each Qwest stockholder should consult with such stockholder’s own tax advisors regarding the possible implications of this recently enacted legislation on such stockholder’s ownership of CenturyLink common stock.

Backup Withholding

Backup withholding at the applicable rate may apply with respect to the receipt of cash in lieu of fractional shares of CenturyLink stock, unless a Qwest stockholder (1) is within certain exempt categories and, when required, demonstrates this fact, or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Qwest stockholder who does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the stockholder’s U.S. federal income tax liability, provided the stockholder furnishes certain required information to the IRS.

Accounting Treatment

CenturyLink prepares its financial statements in accordance with GAAP. The merger will be accounted for by applying the acquisition method, which requires the determination of the acquirer, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. The accounting guidance for business combinations, referred to as ASC 805, provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including: the relative voting rights of the shareholders of the constituent companies in the combined entity, the composition of the board of directors and senior management of the combined company, the relative size of each company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on the CenturyLink board members and senior management representing a majority of the board and senior management of the combined company, as well as the terms of the merger, with Qwest stockholders receiving a premium (as of the date preceding the merger announcement) over the fair market value of their shares on such date, CenturyLink is considered to be the acquirer of Qwest for accounting purposes. This means that CenturyLink will allocate the purchase price to the fair value of Qwest’s assets and liabilities at the acquisition date, with any excess purchase price being recorded as goodwill.

Regulatory Approvals Required for the Merger

HSR Act and Antitrust.  The merger is subject to the requirements of the HSR Act, which prevents CenturyLink and Qwest from completing the merger until required information and materials are furnished to the Antitrust Division of the DOJ and the FTC and the waiting period is terminated or expires. CenturyLink and Qwest have filed the requisite notification and report forms under the HSR Act with the DOJ and the FTC. The applicable waiting period under the HSR Act was terminated early on July 15, 2010. The DOJ, the FTC and others may challenge the merger on antitrust grounds after expiration or termination of the waiting period. Accordingly, at any time before or after the completion of the merger, any of the DOJ, the FTC or others could take action under the antitrust laws, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not succeed.

FCC Approval.  The Federal Communications Act of 1934, as amended, requires the approval of the FCC, prior to any transfer of control of certain types of licenses and other authorizations issued by the FCC. On May 10, 2010, CenturyLink and Qwest filed the required application for FCC consent to the transfer to CenturyLink of control of Qwest and the Qwest subsidiaries that hold such licenses and authorizations. This application for FCC approval is subject to public comment and oppositions of third parties, and requires the FCC to determine that the merger is in the public’s interest. We cannot assure you that the requisite FCC approval will be obtained on a timely basis or at all. In addition, we cannot assure you that such approval will not include conditions that could be detrimental or result in the abandonment of the merger.

State Regulatory Approvals.  CenturyLink, Qwest and various of their subsidiaries hold certificates, licenses and service authorizations issued by state public utility or public service commissions. Certain of the state commissions require formal applications for the transfer of control of these certificates, licenses and authorizations. Applications for state approvals are subject to public comment and possible oppositions of third parties who may file objections. In addition to these applications, CenturyLink and Qwest have filed, or plan to file, notifications of the merger in certain states where formal applications are not required. In some of these states, the state commissions could, nonetheless, still initiate proceedings. CenturyLink and Qwest have filed most of these state transfer applications and notifications with the relevant state commissions and expect to file the remainder in due course. As anticipated, in some states interested parties, including consumer advocacy groups and competitors, have intervened or indicated an interest in intervening in these proceedings. CenturyLink and Qwest believe that the merger complies with applicable state standards for approval, but there can be no assurance that the state commissions will grant the transfer applications on a timely basis or at all. In addition, we cannot assure you that such approvals will not include conditions that could be detrimental or result in the abandonment of the merger.

Other Regulatory Matters.  The merger may require the approval of municipalities where CenturyLink or Qwest holds franchises to provide communications and other services. The merger may also be subject to certain regulatory requirements of other municipal, state or federal governmental agencies and authorities.

Litigation Relating to the Merger

In the weeks following the announcement of the merger on April 22, 2010, purported shareholders of Qwest filed sixteen lawsuits against Qwest, its directors, certain of its officers, CenturyLink and SB44 Acquisition Company, and a seventeenth shareholder lawsuit later was filed. The purported shareholder plaintiffs commenced these actions in three jurisdictions: the District Court for the City and County of Denver, Colorado, which we refer to as the Colorado State Court, the United States District Court for the District of Colorado, which we refer to as the Colorado Federal Court, and the Delaware Court of Chancery. All of these actions, except one, were brought as putative class actions. All of these shareholder complaints allege that Qwest and its directors breached their fiduciary duties to Qwest’s shareholders by their actions in approving the merger agreement and that CenturyLink aided and abetted these alleged breaches of duty, and all of the complaints request an injunction of the merger as well as damages. The operative complaints in the Colorado Federal Court and in the Delaware Court of Chancery actions additionally assert claims challenging the sufficiency of the disclosures in the preliminary joint proxy statement-prospectus filed by Qwest and CenturyLink on June 4, 2010.

In Colorado State Court, on April 22 and April 23, 2010, purported shareholders of Qwest filed the following six actions: Presser v. Qwest Commc’ns Int’l Inc. et al., Case No. 2010cv3261; Tansey v. Mueller et al., Case No. 2010cv3268; Ozaki v. Mueller et al., Case No. 2010cv3270; Ahern v. Mueller et al., Case No. 2010cv3271; Rosenbloom v. Mueller et. al, Case No. 2010cv3265; and Teamsters Allied Ben. Funds v. Mueller et al., Case No. 2010cv3309. The Colorado State Court has since consolidated these actions under the caption In re Qwest Communications International, Inc., Lead Case No. 2010cv3261. On May 24, 2010, Qwest and its directors moved for a stay of proceedings pending the resolution of the parallel actions in the Delaware Court of Chancery. The motion for a stay of proceedings remains pending in the Colorado State Court.

In Colorado Federal Court, between April 23 and May 7, 2010, purported Qwest shareholders filed the following seven actions: Dorn v. Mueller et al., Case No. 1:10-cv-00925-WYD-CBS; Shah v. Qwest Commc’ns Int’l Inc. et al., Case No. 1:10-cv-00939-REB-MJW; Treppel v. Qwest Commc’ns Int’l Inc. et al., Case No. 1:10-cv-00959-JLK; Iron Workers Dist. Council of Tenn. Valley & Vicinity Pension Plan v. Qwest Commc’ns Int’l Inc. et al., Case No. 1:10-cv-00984-WDM; City of Dania Beach Police & Firefighters’ Ret. Sys. v. Qwest Commc’ns Int’l Inc. et al., Case No. 1:10-cv-01025-JLK; Pinchuck v. Qwest Commc’ns Int’l Inc. et al., Case No. 1:10-cv-01076-PAB; and LaPlaca v. Qwest Commc’ns Int’l Inc. et al., Case No. 1:10-cv-01079-PAB-CBS. The Colorado Federal Court has since consolidated these actions under Case No. 00925-WYD-CBS. On May 21, 2010, Qwest and its directors moved for a stay of proceedings pending the resolution of the parallel actions in the Delaware Court of Chancery. The motion for a stay of proceedings remains pending in the Colorado Federal Court.

In the Delaware Court of Chancery, on April 27 and April 29, 2010, purported Qwest shareholders filed the following three actions: Schipper v. Mueller et al., C.A. No. 5435-VCS; Patenaude v. Qwest Commc’ns Int’l Inc. et al., C.A. No. 5445-VCS; and Martin & Respler v. Qwest Commc’ns Int’l Inc. et al., C.A. No. 5446-VCS. The first of these actions has since been voluntarily dismissed. On June 11, 2010, a purported Qwest shareholder filed an additional shareholder action, J. Cola Inc. v. Mueller et al., C.A. No. 5556-VCS. On June 29, 2010, the Delaware Court of Chancery entered an order consolidating the pending Qwest shareholder actions under the caption In re Qwest Communications International, Inc. Shareholders Litigation, Consolidated C.A. No. 5556-VCP.

Qwest, its directors, the other Qwest defendants, CenturyLink and SB44 Acquisition Company believe that these actions all are without merit. The defendants nevertheless have negotiated with the purported shareholder plaintiffs regarding a settlement of the claims asserted in all of these actions, including the claims in the Colorado Federal Court and in the Delaware Court of Chancery that challenge the sufficiency of the disclosures in the preliminary joint proxy statement-prospectus. On July 16, 2010, the parties entered into a memorandum of understanding reflecting the terms of their agreement-in-principle for a settlement of all of the claims asserted in these actions. Pursuant to this agreement, defendants have included additional disclosures in this final joint proxy statement-prospectus, in response to allegations and claims asserted in the Colorado Federal and Delaware complaints If the settlement is consummated, all of the actions relating to the proposed transaction will be dismissed, with prejudice.

Exchange of Shares in the Merger

At or prior to the effective time of the merger, CenturyLink will appoint an exchange agent to handle the exchange of shares of Qwest common stock for shares of CenturyLink common stock. Promptly after the effective time of the merger, the exchange agent will send to each holder of record of Qwest common stock at the effective time of the merger who holds shares of Qwest common stock in certificated form a letter of transmittal and instructions for effecting the exchange of Qwest common stock certificates for the merger consideration the holder is entitled to receive under the merger agreement. Upon surrender of stock certificates for cancellation along with the executed letter of transmittal and other documents described in the instructions, a Qwest stockholder will receive one or both of the following: (1) one or more shares of CenturyLink common stock; and (2) cash in lieu of fractional shares of CenturyLink common stock. After the effective time of the merger, Qwest will not register any transfers of the shares of Qwest common stock. Unless you specifically request to receive CenturyLink stock certificates, the shares of CenturyLink stock you receive in the merger will be issued in book-entry form.

Upon completion of the merger, shares of Qwest common stock held in the book-entry form will be automatically converted into whole shares of CenturyLink common stock in book-entry form. An account statement will be mailed to you confirming this automatic conversion, along with any cash in lieu of factional shares of CenturyLink common stock.

CenturyLink shareholders need not take any action with respect to their stock certificates.

Treatment of Stock Options and Other Equity-Based Awards

Stock Options.  Each outstanding stock option to purchase Qwest common stock granted pursuant to Qwest’s equity plans will be converted pursuant to the merger agreement into a stock option to acquire, on the same terms and conditions as were applicable under such option immediately prior to the effectiveness of the merger, shares of CenturyLink common stock. The number of shares of CenturyLink common stock underlying the new CenturyLink stock option will be determined by multiplying the number of shares of Qwest common stock subject to such stock option immediately prior to the effectiveness of the merger by the 0.1664 exchange ratio, rounded down to the nearest whole share, at a per share exercise price determined by dividing the per share exercise price of such stock option by 0.1664, rounded up to the nearest whole cent.

Other Equity Awards.  Each other equity award granted pursuant to Qwest’s equity plans will be converted into the right to receive, on the same terms and conditions (other than the terms and conditions relating to the achievement of performance goals) as were applicable to the Qwest equity award prior to the effectiveness of the merger, a number of shares of CenturyLink common stock rounded up to the nearest whole share, equal to the product of (i) the applicable number of shares of Qwest common stock subject to such award, multiplied by (ii) the 0.1664 exchange ratio.

Employee Stock Purchase Plan.  With respect to Qwest’s Employee Stock Purchase Plan, each purchase right under the plan outstanding on the day immediately prior to the effectiveness of the merger will be automatically suspended and any contributions made for the then-current “Offer” (as defined in the plan) will be applied to the purchase of either, at CenturyLink’s option, (i) CenturyLink common stock, effective at or as soon as practicable following the completion of the merger or (ii) Qwest common stock, effective immediately prior to the completion of the merger, and the plan will terminate, effective immediately prior to the completion of the merger.

Dividends

Each company plans to continue its current dividend policy until the closing of the merger. CenturyLink currently pays an annual dividend of $2.90 per share and Qwest currently pay an annual dividend of $0.32 per share. Following the closing of the merger, CenturyLink expects to continue its current dividend for shareholders of the combined company, subject to any factors that its board of directors in its discretion deems relevant. See “CenturyLink cannot assure you that it will be able to continue paying dividends at the current rate,” in “Risk Factors — Risk Factors Relating to CenturyLink Following the Merger.” For additional information on the treatment of dividends under the merger agreement, see “The Merger Agreement — Other Covenants and Agreements.”

Listing of CenturyLink Common Stock

It is a condition to the completion of the merger that the CenturyLink common stock issuable in the merger or upon exercise of options to purchase CenturyLink common stock issued in substitution for Qwest options be approved for listing on the NYSE, subject to official notice of issuance.

De-Listing and Deregistration of Qwest Common Stock

When the merger is completed, the Qwest common stock currently listed on the NYSE will cease to be quoted on the NYSE and will be deregistered under the Exchange Act.

No Appraisal Rights

Under the General Corporation Law of the State of Delaware, or the DGCL, holders of Qwest common stock are not entitled to appraisal rights in connection with the merger. Under the Louisiana Business Corporation Law, or the LBCL, the holders of CenturyLink common stock and preferred stock are not entitled to appraisal rights in connection with the share issuance proposal. See the section entitled “No Appraisal Rights” beginning on page 129.

Certain Forecasts Prepared by CenturyLink

CenturyLink does not as a matter of course make public forecasts as to future performance, earnings or other results beyond the current fiscal year, and CenturyLink is especially reluctant to disclose forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its evaluation of the merger, CenturyLink provided to its board of directors and financial advisors non-public, internal financial forecasts regarding CenturyLink’s anticipated future operations for fiscal years 2010 to 2015. CenturyLink has included below a summary of these forecasts to give its shareholders access to certain non-public information that was considered by the CenturyLink board of directors for purposes of evaluating the merger and was also provided to CenturyLink’s financial advisors. A summary of these internal financial forecasts, which were prepared in April 2010, is set forth below.

	2010	2011	2012	2013	2014	2015
			(In millions)

Revenue	$6,946	6,720	6,599	6,563	6,527	6,492
EBITDA*	3,470	3,280	3,209	3,162	3,145	3,128
Capital Expenditures	850	825	825	800	799	798

*	Earnings before interest, taxes, depreciation and amortization, excluding non-recurring integration, severance and retention expenses.

Furthermore, earlier in April 2010, in connection with the due diligence review of CenturyLink by Qwest, CenturyLink’s management provided to Qwest, as well as to Qwest’s financial advisors, in connection with its evaluation of the fairness of the merger consideration, similar projections for fiscal years 2010 to 2013, which reflected slightly lower revenues and slightly higher EBITDA for fiscal years 2011 to 2013 than the projections set forth in the table above, as well as the following forecasts of levered free cash flows.

	2010	2011	2012	2013

LFCF*	$1,511	1,416	1,354	1,330

*	Net income, plus depreciation and amortization, plus other operating cash flows, and less capital expenditures.

In addition, CenturyLink’s management prepared non-public, internal financial forecasts regarding Qwest’s anticipated future operations for fiscal years 2010-2015, which was derived from the information provided by Qwest to CenturyLink for fiscal years 2010-2013 in connection with the due diligence review of Qwest by CenturyLink, plus an extrapolation of such estimates for the fiscal years 2014 and 2015 made by CenturyLink management, as described below, and adjustments made to such information that CenturyLink’s management deemed appropriate. CenturyLink has included below a summary of these forecasts to give its shareholders access to certain non-public information that was considered by the CenturyLink board of directors for purposes of evaluating the merger and was also provided to CenturyLink’s financial advisors. A summary of these internal financial forecasts, which were prepared in April 2010, is set forth below.

	2010	2011	2012	2013	2014	2015
			(In millions)

Revenue	$11,852	11,699	11,772	11,809	11,817	11,809
EBITDA*	4,323	4,159	4,105	4,067	4,035	3,978
Capital Expenditures	1,614	1,600	1,600	1,550	1,500	1,500

*	Earnings before interest, taxes, depreciation and amortization, excluding severance and certain other non-recurring restructuring expenses.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. In addition, the projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summary of these internal financial forecasts is not being included in this joint proxy statement-prospectus to influence your decision whether to vote for the merger, but because these internal financial forecasts were considered by CenturyLink’s board of directors and financial advisors for purposes of evaluating the merger and because similar CenturyLink forecasts were provided by CenturyLink to Qwest as well as to Qwest’s financial advisors.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain, many of which are beyond the control of CenturyLink’s management and Qwest’s management. Important factors that may affect actual results and cause the internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the business of each company (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, developments in commercial disputes or legal proceedings, general business and economic conditions and other factors described under “Cautionary Statement Regarding Forward-Looking Statements.” The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the projections will be realized.

The inclusion of these internal financial forecasts in this joint proxy statement-prospectus should not be regarded as an indication that any of CenturyLink, Qwest or their respective affiliates, advisors or representatives considered the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of CenturyLink, Qwest or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date the internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. CenturyLink does not intend to make publicly available any update or other revision to these internal financial forecasts. None of CenturyLink or its respective affiliates, advisors, officers, directors, partners or representatives has made, makes or is authorized in the future to make any representation to any shareholder or other person regarding CenturyLink’s ultimate performance compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. CenturyLink has made no representation to Qwest, in the merger agreement or otherwise, concerning these internal financial forecasts.

Certain Forecasts Prepared by Qwest

Qwest does not as a matter of course make public forecasts as to future performance, earnings or other results beyond the current fiscal year, and Qwest is especially reluctant to disclose forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of Qwest by CenturyLink in March 2010, Qwest’s management presented its long-range plan to CenturyLink, as well as to Qwest’s and CenturyLink’s respective financial advisors. The long-range plan contains certain non-public, internal financial forecasts regarding Qwest’s anticipated future operations for fiscal years 2010-2013. Qwest has included below a subset of these forecasts to give its stockholders access to certain non-public information that was furnished to third parties. The long-range plan and its underlying assumptions were initially developed in August 2009. The plan was updated to reflect 2009 operating results when it was presented in March 2010. Certain assumptions underlying the long-range plan are aggressive, as evidenced by comparing the long-range plan with the consensus of the projections for Qwest prepared by research analysts that cover Qwest and other companies in the telecommunications industry. As Mr. Mueller emphasized to the Qwest board of directors at its March 31, 2010 meeting, the long-range plan was not a “more likely than not” achievable plan, but rather one that was designed to set challenging goals for Qwest management. A summary of these internal financial forecasts contained in the long-range plan is set forth below.

	2010	2011	2012	2013
		(In millions)

Revenue	$12,002	12,068	12,142	12,274
EBITDA*	4,415	4,410	4,398	4,427
Capital expenditures	1,614	1,600	1,600	1,600
Free cash flow**	1,564	1,752	1,499	1,831

*	Earnings before interest, taxes, depreciation and amortization, excluding severance and certain other non-recurring restructuring expenses.

**	Cash provided by operating activities less expenditures for property, plant and equipment and capitalized software.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. In addition, the projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summary of these internal financial forecasts is not being included in this joint proxy statement-prospectus to influence your decision whether to vote for the merger, but because these internal financial forecasts were provided by Qwest to CenturyLink as well as CenturyLink’s financial advisors.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Qwest’s management. Important factors that may affect actual results and cause the internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Qwest’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 25. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the internal financial forecasts will be realized.

The inclusion of these internal financial forecasts in this joint proxy statement-prospectus should not be regarded as an indication that any of Qwest, CenturyLink or their respective affiliates, advisors or representatives considered the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of Qwest, CenturyLink or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date the internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Qwest does not intend to make publicly available any update or other revision to these internal financial forecasts. None of Qwest or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding Qwest’s ultimate performance compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. Qwest has made no representation to CenturyLink, in the merger agreement or otherwise, concerning these internal financial forecasts.

The Merger Agreement

The following summarizes material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement-prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement-prospectus. CenturyLink shareholders and Qwest stockholders are urged to read the merger agreement carefully and in its entirety as well as this joint proxy statement-prospectus before making any decisions regarding the merger.

In reviewing the merger agreement, please remember that it is included to provide you with information regarding its terms and is not intended to provide any other factual information about CenturyLink or Qwest. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by certain disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement-prospectus and in the documents incorporated by reference herein. See “Where You Can Find More Information” on page 131.

Terms of the Merger

The merger agreement provides for the merger of SB44 Acquisition Company with and into Qwest. Qwest will be the surviving corporation in the merger and will become a subsidiary of CenturyLink. Each share of Qwest common stock issued and outstanding immediately prior to the completion of the merger, except for any shares of Qwest common stock held by Qwest, CenturyLink or SB44 Acquisition Company, will be converted into the right to receive 0.1664 shares of CenturyLink common stock.

CenturyLink will not issue any fractional shares of CenturyLink common stock in the merger. Instead, a Qwest stockholder who otherwise would have received a fraction of a share of CenturyLink common stock will receive an amount in cash equal to such fractional amount multiplied by the last reported sale price of CenturyLink common stock on the NYSE on the last complete trading day prior to the effective time of the merger.

Board of Directors After the Merger

CenturyLink has agreed to take all necessary action to cause four persons selected by Qwest, after consultation with CenturyLink, who are members of Qwest’s current board of directors to be appointed to CenturyLink’s board of directors, effective as of the closing of the merger. One of these persons will be

Qwest’s Chairman and Chief Executive Officer, Edward A. Mueller. The other persons have not yet been selected.

Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on a date specified by the parties, but no later than the tenth business day after all closing conditions have been satisfied or waived. The merger will be completed when the parties file a certificate of merger with the Delaware Secretary of State, unless the parties agree to a later time for the completion of the merger and specify that time in the certificate of merger.

We currently expect to complete the merger in the first half of 2011, subject to receipt of required shareholder and regulatory approvals and to the satisfaction or waiver of the other conditions to the merger described below.

Conditions to Completion of the Merger

The obligations of CenturyLink and Qwest to complete the merger are subject to the satisfaction of the following conditions:

•	the adoption of the merger agreement by Qwest stockholders;

•	the approval by CenturyLink shareholders of the issuance of CenturyLink common stock in the merger;

•	the approval for listing by the NYSE, subject to official notice of issuance, of the CenturyLink common stock issuable to Qwest stockholders in the merger;

•	the termination or expiration of any applicable waiting period under the HSR Act;

•	the receipt of the required authorization of the FCC (or, if the parties so agree, the termination or expiration of certain challenges to any such authorization) and the consents required to be obtained from certain state regulators;

•	the receipt of other requisite regulatory approvals, unless failure to obtain them would not, individually or in the aggregate, have a substantial detriment, as defined in the merger agreement, or subject either party or their officers or directors to the risk of criminal liability;

•	the absence of any judgment or other legal prohibition or binding order of any court or other governmental entity that prohibits the merger;

•	the absence of any judgment or other legal prohibition or binding order of any court or other governmental entity, or pending action or proceeding by a governmental entity, that limits the ability of CenturyLink to control Qwest following the merger or compels either company or their respective subsidiaries to dispose of or hold separate any portion of its business or, to the extent agreed by the parties, limits CenturyLink’s ability to declare dividends, in each case, which would have a substantial detriment, as defined in the merger agreement; and

•	the SEC having declared effective the registration statement of which this joint proxy statement-prospectus forms a part.

In addition, each of CenturyLink’s and Qwest’s obligations to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party being true and correct, subject to the material adverse effect standard provided in the merger agreement and summarized below;

•	the other party having performed or complied with, in all material respects, all obligations required to be performed or complied with by it under the merger agreement;

•	the receipt of an officer’s certificate executed by an executive officer of the other party certifying that the two preceding conditions have been satisfied; and

•	the receipt of an opinion of that party’s counsel to the effect that the merger will qualify as a “reorganization” under the Code.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Reasonable Best Efforts to Obtain Required Shareholder Votes

Qwest has agreed to hold a meeting of its stockholders as soon as is reasonably practicable for the purpose of Qwest stockholders voting on the adoption of the merger agreement. Qwest will use its reasonable best efforts to obtain such stockholder approval. The merger agreement requires Qwest to submit the merger agreement to a stockholder vote even if its board of directors no longer recommends adoption of the merger agreement. The board of directors of Qwest has approved the merger by a unanimous vote and adopted resolutions directing that the merger be submitted to Qwest stockholders for their consideration.

CenturyLink has also agreed to use its reasonable best efforts to hold its special meeting and to obtain shareholder approval of the issuance of shares of CenturyLink common stock to Qwest stockholders in the merger. The merger agreement requires CenturyLink to submit this proposal to a shareholder vote even if its board of directors no longer recommends the proposal to issue shares of CenturyLink common stock to Qwest stockholders in the merger. The board of directors of CenturyLink has unanimously approved the issuance of stock proposal and has adopted resolutions directing that such proposal be submitted to CenturyLink shareholders for their consideration.

No Solicitation of Alternative Proposals

Each company has agreed that, from the time of the execution of the merger agreement until the consummation of the merger or the termination of the merger agreement, none of CenturyLink or Qwest or their respective affiliates, subsidiaries, officers, directors, employees or representatives will directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any inquiry, proposal or offer with respect to any merger, consolidation, share exchange, sale of assets, sale of voting securities or similar transactions involving CenturyLink or Qwest or any of their respective subsidiaries. Additionally, each company has agreed that neither company will participate in any discussions or negotiations regarding, or furnish any information with respect to, any takeover proposal by a third party.

Nevertheless, the board of directors of each of CenturyLink and Qwest will be permitted, prior to the receipt of the relevant shareholder approval required to consummate the merger, to furnish information with respect to CenturyLink or Qwest and their respective subsidiaries to a person making a bona fide written takeover proposal (and such person’s advisors and financing sources) and participate in discussions and negotiations with respect to such bona fide written takeover proposal received by CenturyLink or Qwest if the board of directors of such company determines in good faith (after consultation with outside legal counsel and financial advisors) that such proposal constitutes or is reasonably likely to lead to a takeover proposal that is superior from a financial point of view to its shareholders and that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal. The merger agreement requires that the companies notify each other if any takeover proposals are presented to either company.

The merger agreement requires both CenturyLink and its subsidiaries, and Qwest and its subsidiaries, to cease and terminate any existing discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative takeover proposal, request the prompt return or destruction of all confidential information previously furnished to any such persons or their representatives and immediately terminate all access to data previously granted to any such person or their representatives.

Changes in Board Recommendations

The boards of directors of each of CenturyLink and Qwest have agreed that they will not, and will not publicly propose to, withdraw or modify its recommendations related to the merger, or recommend any alternative takeover proposal, any acquisition agreement related to a takeover proposal, or any acquisition agreement inconsistent with the merger. The board of directors of each of CenturyLink and Qwest may nonetheless withdraw or modify its recommendation or recommend an alternative takeover proposal if it determines in good faith (after consultation with outside legal counsel and financial advisors) that a failure to do so would be inconsistent with its fiduciary duties to shareholders, subject to informing the other party of its decision to change its recommendation and giving the other party five business days to respond to such decision, including by proposing changes to the merger agreement. If either party’s board of directors withdraws or modifies its recommendation, or recommends any alternative takeover proposal or acquisition agreement, such party will nonetheless continue to be obligated to hold its shareholder meeting and submit the proposals described in this joint proxy statement-prospectus to its shareholders.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, even after the receipt of the requisite shareholder and stockholder approvals, under the following circumstances:

•	by mutual written consent of CenturyLink and Qwest;

•	by either CenturyLink or Qwest:

•	if the merger is not consummated by April 21, 2011; provided that such date may be extended by either party for one or more periods of up to 60 days per extension, up to six months in the aggregate, if certain regulatory approvals have not been obtained but the required approvals by CenturyLink shareholders and Qwest stockholders have been obtained; provided further that if the required FCC authorization has been obtained but the parties have agreed that certain challenges to such authorization constitute a failure to satisfy the related closing condition, then neither party may terminate the agreement until the 60th day after the parties have made such determination;

•	if a court or governmental entity issues a final and nonappealable order, decree or ruling or takes any other action that permanently restrains, enjoins or otherwise prohibits the merger;

•	if CenturyLink shareholders fail to approve the issuance of CenturyLink common stock in connection with the merger at CenturyLink’s shareholder meeting or at any adjournment or postponement at which the vote to obtain the approval required for this transaction is taken; or

•	if Qwest stockholders fail to approve the merger agreement at Qwest’s stockholder meeting or at any adjournment or postponement at which the vote to obtain the approval required for this transaction is taken;

•	by CenturyLink upon a breach of any representation, warranty, covenant or agreement on the part of Qwest, such that the conditions to CenturyLink’s obligations to complete the merger would not then be satisfied and such breach is not reasonably capable of being cured or Qwest is not diligently attempting to cure such breach after receiving written notice from CenturyLink;

•	by Qwest upon a breach of any representation, warranty, covenant or agreement on the part of CenturyLink, such that the conditions to Qwest’s obligations to complete the merger would not then be satisfied and is not reasonably capable of being cured or CenturyLink is not diligently attempting to cure such breach after receiving written notice from Qwest;

•	by CenturyLink if, prior to obtaining the approval of the Qwest stockholders required to consummate the merger, the board of directors of Qwest withdraws, modifies or proposes publicly to withdraw or modify its approval or recommendation with respect to the merger agreement or approves, recommends or proposes to approve or recommend any alternative takeover proposal with a third party; or

•	by Qwest if, prior to obtaining the approval of the CenturyLink shareholders required for the share issuance, the board of directors of CenturyLink withdraws, modifies or proposes publicly to withdraw or modify its approval or recommendation with respect to the merger agreement or approves, recommends or proposes to approve or recommend any alternative takeover proposal with a third party.

Expenses and Termination Fees

Except as provided below, each party shall pay all fees and expenses incurred by it in connection with the merger and the other transactions contemplated by the merger agreement.

If the merger agreement is validly terminated, the agreement will become void and have no effect, without any liability or obligation on the part of any party except in the case of any statement, act or failure to act by a party that is intended to be a misrepresentation or breach of any covenant or agreement contained in the merger agreement. The provisions of the merger agreement relating to the effects of termination, fees and expenses, termination payments, governing law, jurisdiction, waiver of jury trial and specific performance, as well as the confidentiality agreement entered into between CenturyLink and Qwest, will continue in effect notwithstanding termination of the merger agreement. Upon a termination, a party may become obligated to pay to the other party a termination fee (which will, in any case, only be payable once), as described below:

CenturyLink will be obligated to pay a termination fee of $350 million to Qwest if:

•	the merger agreement is terminated by Qwest if, prior to obtaining the approval of CenturyLink shareholders of the share issuance, the board of directors of CenturyLink withdraws, modifies or proposes publicly to withdraw or modify its approval or recommendation with respect to the merger agreement or approves, recommends or proposes to approve or recommend any alternative takeover proposal with a third party;

•	the merger agreement is terminated by Qwest as a result of CenturyLink’s breach of its obligations to hold the CenturyLink special meeting and to use its reasonable best efforts to solicit its shareholder approval of the share issuance if, in either case, such breach occurs or continues after an alternative takeover proposal has been made to CenturyLink or its shareholders;

•	prior to CenturyLink’s shareholder meeting, an alternative takeover proposal is made to CenturyLink or its shareholders and not withdrawn, Qwest or CenturyLink terminate the merger agreement because CenturyLink does not obtain shareholder approval of the share issuance or because the merger is not consummated by April 21, 2011 (subject to any applicable extensions described under the heading “Termination of the Merger Agreement” above), and, within 12 months of such termination, CenturyLink enters into a definitive agreement with respect to or consummates any alternative takeover proposal; or

•	prior to CenturyLink’s shareholder meeting, an alternative takeover proposal is made to CenturyLink or its shareholders which is withdrawn, Qwest or CenturyLink terminate the merger agreement because CenturyLink does not obtain shareholder approval of the share issuance or because the merger is not consummated by April 21, 2011 (subject to any applicable extensions described under the heading “Termination of the Merger Agreement” above), and within 12 months of such termination, CenturyLink enters into a definitive agreement with respect to or consummates an alternative takeover proposal with the person or an affiliate of such person who originally made such withdrawn alternative takeover proposal.

Qwest will separately be obligated to pay a termination fee of $350 million to CenturyLink if:

•	the merger agreement is terminated by CenturyLink if, prior to obtaining the approval of Qwest stockholders of the merger, the board of directors of Qwest withdraws, modifies or proposes publicly to withdraw or modify its approval or recommendation with respect to the merger agreement or approves, recommends or proposes to approve or recommend any alternative takeover proposal with a third party;

•	the merger agreement is terminated by CenturyLink as a result of Qwest’s breach of its obligations to hold the Qwest special meeting and to use its reasonable best efforts to solicit its stockholder approval of the merger if, in either case, such breach occurs after an alternative takeover proposal has been made to Qwest or its stockholders;

•	prior to Qwest’s stockholder meeting, an alternative takeover proposal is made to Qwest or its stockholders and not withdrawn, Qwest or CenturyLink terminate the merger agreement because Qwest does not obtain stockholder approval of the merger or because the merger is not consummated by April 21, 2011 (subject to any applicable extensions described under the heading “Termination of the Merger Agreement” above) and within 12 months of such termination, Qwest enters into a definitive agreement with respect to or consummates any alternative takeover proposal; or

•	prior to Qwest’s stockholder meeting, an alternative takeover proposal is made to Qwest or its stockholders which is withdrawn, Qwest or CenturyLink terminate the merger agreement because Qwest does not obtain stockholder approval of the merger or because the merger is not consummated by April 21, 2011 (subject to any applicable extensions described under the heading “Termination of the Merger Agreement” above), and within 12 months of such termination, Qwest enters into a definitive agreement with respect to or consummates an alternative takeover proposal with the person or an affiliate of such person who originally made such withdrawn alternative takeover proposal.

Conduct of Business

Under the merger agreement, each of CenturyLink and Qwest has agreed to restrict the conduct of its respective business between the date of the merger agreement and the effective time of the merger. In general, each of CenturyLink and Qwest has agreed to (1) conduct its business in the ordinary course consistent with past practice in all material respects and (2) use its reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees.

In addition, between the date of the merger agreement and the effective time of the merger, each of CenturyLink and Qwest has agreed to various specific restrictions relating to the conduct of its business, including the following (subject in each case to exceptions specified in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement):

•	declaring or paying dividends or other distributions, other than regular quarterly cash dividends not exceeding $0.725 per share, in the case of CenturyLink, and not exceeding $0.08 per share, in the case of Qwest;

•	splitting, combining, subdividing or reclassifying any of its capital stock or issuing of any other securities in substitution for shares of its capital stock;

•	repurchasing, redeeming or other acquiring its own capital stock;

•	issuing or selling shares of capital stock, voting securities or other equity interests;

•	amending its charter or bylaws or equivalent organizational documents;

•	granting any current or former director or officer any increase in compensation or benefits; or promoting any employee, filling any open employee position, or changing any employee job description outside the ordinary course of business consistent with past practice; or granting any person any severance, retention, change in control or termination compensation or benefits;

•	entering into any material benefit plan or amending in any material respect an existing benefit plan;

•	making any material change in financial accounting methods, except as required by a change in GAAP;

•	acquiring or agreeing to acquire any equity interest in, or business of, any corporation, partnership, association or other similar business entity if the aggregate amount of consideration paid for such interests would exceed $50 million;

•	selling, leasing, mortgaging, encumbering or otherwise disposing of any properties or assets (other than sales of products and services in the ordinary course of business) that have an aggregate fair market value greater than $50 million;

•	incurring indebtedness except for (i) indebtedness in the ordinary course of business consistent with past practice not to exceed $300 million, (ii) indebtedness in replacement of existing indebtedness,

(iii) guarantees of indebtedness of wholly owned subsidiaries or (iv) borrowing under an existing revolving credit facility with the intent to repay within 90 days;

•	making capital expenditures in excess of specified amounts;

•	entering into contracts that would reasonably be expected to prevent or materially impede or delay the consummation of the merger;

•	entering into any material contract to the extent that consummation of the merger or compliance with the merger agreement would cause a default, create an obligation or lien, or cause a loss of a benefit under such material contract;

•	entering into, amending, extending, renewing, replacing or terminating any collective bargaining or other labor union contract, other than in the ordinary course consistent with past practices;

•	assigning, leasing, canceling or failing to renew any material permit necessary to hold its properties and assets or to conduct its businesses;

•	waiving, releasing, assigning or settling any claim, action or proceeding for an amount greater than its reserves plus an aggregate amount of $40 million;

•	abandoning, encumbering, conveying or exclusively licensing any material intellectual property rights or entering into agreements that impose material restrictions on itself or its subsidiaries with respect to intellectual property rights owned by any third party;

•	entering into certain material contracts including non-compete agreements, joint ventures, and partnerships;

•	entering into certain indemnification, employment, consulting or other material agreements with any director or executive officer;

•	settling any material tax claim, action or proceeding, or making any material tax election;

•	entering into a new line of business outside its existing business;

•	taking any action or omitting to take any action that would be reasonably likely to result in one of the closing conditions not being satisfied, result in additional regulatory approvals being required for the merger or materially impair the ability of any party to consummate the merger; or

•	authorizing or committing to any, or participating in any discussions with any other person regarding any, of the foregoing actions.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between CenturyLink and Qwest in the preparation of this joint proxy statement-prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the merger;

•	the use of each party’s respective reasonable best efforts to take all actions reasonably appropriate to consummate the merger;

•	cooperation between CenturyLink and Qwest to obtain all governmental approvals, consents and waiting period expirations required to complete the merger;

•	the use of each party’s reasonable best efforts to cause the merger to qualify as a tax-free reorganization within the meaning of the Code;

•	cooperation between CenturyLink and Qwest in the defense or settlement of any shareholder litigation relating to the merger;

•	the composition of the board of directors and management following the merger, as described under “The Issuance of CenturyLink Shares and the Merger — Board of Directors and Management After the Merger”;

•	cooperation between CenturyLink and Qwest in connection with public announcements;

•	the use of reasonable best efforts by CenturyLink to cause the shares of CenturyLink common stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the closing date;

•	coordination with respect to the declaration and payment of dividends so that neither CenturyLink shareholders nor Qwest stockholders shall receive more than one quarterly dividend during any calendar quarter; and

•	coordination with respect to any stock issuance by Qwest to ensure the stockholders of Qwest prior to the merger do not hold more than 50% of the shares of CenturyLink common stock following the merger.

Qwest has also agreed to take all necessary action to redeem all its outstanding convertible notes at a redemption price in cash equal to 100% of the principal amount of such notes on November 20, 2010, and to exercise its right to pay cash in lieu of shares of Qwest common stock if any holder exercises its conversion rights with respect to the convertible notes, which rights will become exercisable following delivery of the notice of redemption by Qwest. As of July 13, 2010, the aggregate principal amount of such notes was $1.265 billion and the conversion price was $4.85, based on a conversion ratio of 206.3354 per $1,000 principal amount of notes. If a holder exercises his conversion rights, such holder will be entitled to a cash payment from Qwest based on the then applicable conversion ratio and the average closing sale price of Qwest common stock over a period of 20 consecutive trading days beginning on the third trading day following the date on which the holder exercises such right. Assuming the average share price of Qwest common stock during this period is $5.51, which is the closing share price as of July 13, 2010, and assuming a conversion ratio of 206.3354, Qwest would be required to pay holders of the notes an aggregate amount of cash equal to approximately $1.438 billion if all such holders exercised their conversion rights.

On July 13, 2010, Qwest launched a cash tender offer to purchase any and all of its outstanding 3.50% Convertible Senior Notes due 2025 upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2010, and the related Letter of Transmittal.

Indemnification and Insurance

The merger agreement provides that, for six years following the closing of the merger, Qwest will indemnify and hold harmless each current director or officer of Qwest, its subsidiaries or another party at the request of Qwest against losses relating to such role to the fullest extent permitted by law. CenturyLink will guarantee Qwest’s post-closing obligations related to these matters. Qwest will also maintain directors’ and officers’ and fiduciary liability insurance policies for six years following the closing of the merger, subject to certain limitations on the amount of premiums payable under such policies. In lieu of such insurance, Qwest may, prior to the closing of the merger, purchase a “tail” directors’ and officers’ liability insurance policy for Qwest and its current and former directors and officers who are currently covered by the liability insurance coverage currently maintained by Qwest, subject to certain limitations on the cost of such “tail” policy.

Employee Benefits Matters

CenturyLink and Qwest have agreed that, during the year following the consummation of the merger, CenturyLink will provide Qwest employees who are not subject to a collective bargaining agreement and remain employed by CenturyLink with compensation and benefits that are substantially comparable, in the aggregate, to the compensation and benefits provided to those employees immediately prior to the consummation of the merger. With respect to Qwest employees whose employment is subject to a collective bargaining agreement and remain employed by CenturyLink, the terms and conditions of their employment will be governed by the applicable collective bargaining agreement from and after the effective time of the merger.

CenturyLink and Qwest have also agreed that, with respect to Qwest employees who continue to be employed by CenturyLink following consummation of the merger, CenturyLink will:

•	for purposes of determining eligibility (other than for early retirement programs), level of benefits (other than benefit accruals and early retirement subsidies under a defined benefit plan) and vesting under CenturyLink employee benefit plans in which such employees become eligible to participate, treat service recognized by Qwest prior to consummation of the merger as service with CenturyLink, except that (1) the date of initial participation of such employees in CenturyLink benefit plans will be no earlier than the date of consummation of the merger and (2) CenturyLink need not recognize such service if (i) the CenturyLink benefit plan would not recognize such service for similarly situated CenturyLink employees or (ii) recognition of such service would result in any duplication of benefits;

•	waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements under CenturyLink welfare plans in which such employees become eligible to participate, to the extent that such conditions and exclusions were satisfied or did not apply to such employees under the analogous Qwest welfare plan prior to consummation of the merger;

•	provide each such employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to consummation of the merger and during the portion of the plan year of the applicable Qwest welfare plan ending upon consummation of the merger in satisfying any analogous deductible or out-of-pocket maximum under any CenturyLink welfare plan in which such employee becomes eligible to participate;

•	assume and honor all employment, change in control and severance agreements between Qwest and any Qwest employee who remain employed by CenturyLink following the consummation of the transaction, including with respect to any payments, benefits or rights arising as a result of the merger pursuant to the terms of the applicable agreements; and

•	assume, honor and continue the Qwest Management Separation Plan for at least 12 months following the effective time of the merger and the Qwest Time Off with Pay Policy through the later to occur of (i) the end of the calendar year in which the effective time of the merger occurs or (ii) December 31, 2011.

CenturyLink and Qwest have also agreed that, prior to the consummation of the merger, each party will not, without the prior written consent of the other party, directly or indirectly solicit for hire or hire any director-level or more senior employee of the other party. The merger agreement does not, however, prohibit either CenturyLink or Qwest from hiring any person who has not been employed by the other party during the preceding six months or from making a general public solicitation.

Representations and Warranties

CenturyLink and Qwest have each made reciprocal representations and warranties to the other, many of which will be deemed untrue, inaccurate or incorrect as a consequence of the existence or absence of any fact, circumstance or event only if that fact, circumstance, effect, change, event or development, individually or when taken together with all other facts, circumstances, effects, changes, events and developments, has had or would reasonably be expected to have a material adverse effect on the company making the representation. In determining whether a material adverse effect has occurred or would reasonably be expected to occur, the parties (subject to certain exceptions) will disregard any effects resulting from (1) changes or conditions generally affecting the industries in which such party operates, except if such effect has a materially disproportionate effect on such party relative to others in such industries, (2) general economic or political conditions or securities, credit, financial or other capital markets conditions, except if such effect has a materially disproportionate effect on such party relative to others in the industries in which such party operates, (3) any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (4) the execution and delivery of the merger agreement or the public announcement or pendency of the merger, (5) any change in the market price or trading volume of such party’s securities, (6) any change in applicable law, regulation or GAAP, except if such effect has a materially disproportionate effect on such party relative to others in the industries in which such party operates, (7) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, except if such effect has a materially disproportionate effect on such party relative to others in the industries in which such party operates, or (8) any natural disaster, except if such effect has a materially disproportionate effect on such party relative to others in the industries in which such party operates.

The parties’ representations and warranties relate to, among other topics, the following:

•	organization, standing and corporate power, charter documents and ownership of subsidiaries;

•	capital structure;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	consents and approvals relating to the merger;

•	SEC documents, financial statements, internal controls and accounting or auditing practices;

•	absence of undisclosed liabilities and off-balance-sheet arrangements;

•	accuracy of information supplied or to be supplied in the registration statement and this joint proxy statement-prospectus;

•	absence of any fact, change or event that would reasonably be expected to have a material adverse effect, as defined in the merger agreement, on either party and the absence of certain other events and changes;

•	tax matters;

•	benefits matters and ERISA compliance;

•	absence of certain litigation;

•	compliance with applicable laws and permits, including all applicable rules of the FCC, state regulators and other governmental entities;

•	environmental matters;

•	material contracts;

•	owned and leased real property;

•	intellectual property;

•	possession of all approvals, authorizations, certificates and licenses issued by the FCC or state regulators that are required for each party to conduct its business;

•	absence of certain agreements with regulatory agencies;

•	collective bargaining agreements and other labor matters;

•	broker’s fees payable in connection with the merger;

•	receipt of opinions from each party’s financial advisors;

•	insurance policies;

•	affiliate transactions; and

•	compliance with the U.S. Foreign Corrupt Practices Act.

The merger agreement also contains certain representations and warranties of CenturyLink with respect to its wholly owned subsidiary, SB44 Acquisition Company, including its corporate organization and authorization, lack of prior business activities, capitalization and execution of the merger agreement.

Amendments, Extensions and Waivers

Amendment.  The merger agreement may be amended by the parties at any time before or after the receipt of the approvals of the CenturyLink shareholders or the Qwest stockholders required to consummate the merger. However, after any such shareholder or stockholder approval, there may not be, without further approval of CenturyLink shareholders or Qwest stockholders, any amendment of the merger agreement for which applicable laws requires further shareholder or stockholder approval, respectively.

Extension; Waiver.  At any time prior to the effective time of the merger, with certain exceptions, any party may (a) extend the time for performance of any obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement or (c) waive compliance by another party with any of the agreements or conditions contained in the merger agreement.

IF YOU ARE A CENTURYLINK SHAREHOLDER, THE CENTURYLINK BOARD
RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ISSUE SHARES OF
CENTURYLINK COMMON STOCK IN THE MERGER.

IF YOU ARE A QWEST STOCKHOLDER, THE QWEST BOARD
RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma combined condensed financial information combines the historical consolidated financial statements of CenturyLink and Qwest as if the merger had previously occurred on the dates specified below.

Under the terms of the merger agreement, Qwest stockholders will receive 0.1664 shares of CenturyLink common stock for each share of Qwest common stock owned at closing. On April 21, 2010, the date the merger agreement was signed, Qwest had approximately 1.736 billion shares of common stock outstanding. Subject to shareholder and regulatory approvals and the other closing conditions described in this joint proxy statement-prospectus, the merger is expected to be consummated in the first half of 2011.

Based on current information, it is expected that the current CenturyLink shareholders will own approximately 50.5% and the former Qwest stockholders will own approximately 49.5% of the CenturyLink common shares outstanding after consummation of the merger. After consideration of all applicable factors pursuant to the business combination accounting rules, the parties consider CenturyLink to be the “accounting acquirer” for purposes of the preparation of the pro forma financial information included below because CenturyLink is issuing its common stock to acquire Qwest (at a premium), the board of directors of the combined company will be composed principally of former CenturyLink directors and the executive management team of the combined company will be led by current CenturyLink executives, including its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

Previously consummated Embarq acquisition

On July 1, 2009, CenturyLink acquired Embarq Corporation (“Embarq”) in a stock-for-stock transaction. As a result of this acquisition, each outstanding share of Embarq common stock was converted into 1.37 shares of CenturyLink common stock. Based on the number of CenturyLink common shares issued to consummate the acquisition (196.1 million), the closing stock price of CenturyLink common stock as of the acquisition date ($30.70) and the pre-combination portion of share-based compensation awards assumed by CenturyLink ($50.2 million), the amount of the aggregate merger consideration approximated $6.1 billion. For further information, see “Pro forma information” below.

Pro forma information

The following unaudited pro forma combined condensed balance sheet as of March 31, 2010 and the unaudited pro forma combined condensed statements of income for the year ended December 31, 2009 and the three months ended March 31, 2010 are based on (i) the historical consolidated results of operations and financial condition of CenturyLink and its subsidiaries (which include the results of operations of Embarq subsequent to CenturyLink’s July 1, 2009 acquisition of Embarq); (ii) the historical consolidated results of operations and financial condition of Qwest; and (iii) the historical consolidated results of operations of Embarq for the six months ended June 30, 2009 (which were used solely for the preparation of the pro forma combined condensed statement of income for the year ended December 31, 2009). Such pro forma information also reflects certain effects of CenturyLink’s acquisitions of Qwest and Embarq, as further described below.

The pro forma financial information reflects estimated aggregate consideration of approximately $10.455 billion for the Qwest acquisition, as calculated below (in millions, except price per share):

Number of Qwest common shares issued and outstanding as of March 31, 2010	1,735.6
Multiplied by exchange ratio per merger agreement	0.1664

Number of CenturyLink shares to be issued*	288.8
Multiplied by price of CenturyLink common stock*	$36.20

Estimated aggregate consideration*	$10,455

*	The estimated purchase price has been determined based on the closing price of CenturyLink’s common stock on the date of the definitive merger agreement (April 21, 2010). Pursuant to business combination accounting rules, the final purchase price will be based on the number of Qwest shares outstanding and the price of CenturyLink’s common stock as of the closing date. The above estimated aggregate consideration does not include an estimate for the pre-combination portion of Qwest’s share based compensation awards to be assumed by CenturyLink (which amount is not expected to be material to the total aggregate consideration).

Pro forma adjustments, and the assumptions on which they are based, are described in the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information, which are referred to in this Section as the Notes.

The pro forma financial information related to the Qwest and Embarq acquisitions was prepared using the acquisition method of accounting and is based on the assumption that the acquisition of Qwest took place as of March 31, 2010 for purposes of the pro forma balance sheet and that the acquisitions of both Qwest and Embarq took place as of January 1, 2009 for purposes of the pro forma statements of income. Because Embarq was acquired on July 1, 2009, the results of operations of Embarq are included in CenturyLink’s consolidated financial results subsequent to that date. As described further in the Notes, the pro forma income statement for the year ended December 31, 2009 separately reflects Embarq’s results of operations and related pro forma adjustments for the first half of 2009 (the period prior to the acquisition date).

In accordance with the acquisition method of accounting, the actual consolidated financial statements of CenturyLink will reflect the Qwest acquisition only from and after the date of acquisition. CenturyLink has not yet undertaken any detailed analysis of the fair value of Qwest’s assets and liabilities and will not finalize the purchase price allocation related to the Qwest acquisition until after the merger is consummated. The assignment of fair values to certain of Embarq’s assets and liabilities has not been finalized as of the date of this joint proxy statement-prospectus. See the Notes below for additional information.

For purposes of the pro forma information, adjustments for estimated transaction and integration costs for the Qwest acquisition have been excluded. These aggregate estimated transaction costs are expected to be approximately $150 million and include estimated costs associated with investment banker advisory fees and legal fees of both companies. In addition, the combined company will incur integration costs related to system and customer conversions (including hardware and software costs) and certain employee-related severance costs. The specific details of these integration plans will continue to be refined over the next couple years. Based on current plans and information, CenturyLink estimates that the integration initiatives associated with the Qwest acquisition will cause it to incur approximately $650-800 million of non-recurring operating expenses and $150-200 million of non-recurring capital costs.

The transaction costs associated with the Embarq acquisition and a substantial amount of the related integration costs are reflected in the historical consolidated results of operations of CenturyLink and its subsidiaries. For purposes of the pro forma information, all remaining integration costs associated with the Embarq acquisition have been excluded. Based on current plans and information, CenturyLink estimates that these remaining integration costs will be approximately $170 million (which includes approximately $28 million of capital costs).

The unaudited pro forma combined condensed financial information included herein does not give effect to any potential cost reductions or other operating efficiencies that could result from the Qwest or Embarq acquisitions (other than those actually realized subsequent to the July 1, 2009 acquisition of Embarq), including but not limited to those associated with potential (i) reductions of corporate overhead, (ii) eliminations of duplicate functions and (iii) increased operational efficiencies through the adoption of best practices and capabilities from each company.

The pro forma information presented below has been prepared in accordance with the rules and regulations of the SEC. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future operating results or financial position.

You are urged to read the pro forma information below together with CenturyLink’s and Qwest’s publicly-available historical consolidated financial statements and accompanying notes, which are incorporated by reference elsewhere herein, and Embarq’s publicly-available historical consolidated financial statements and accompanying notes, which are contained in reports it filed with the SEC prior to its merger with CenturyLink. See “Where You Can Find More Information.”

CENTURYLINK, INC.

PRO FORMA COMBINED CONDENSED BALANCE SHEET
MARCH 31, 2010

			Pro Forma		Pro Forma
	CenturyLink	Qwest	Adjustments		Combined
	In millions
	(Unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$206	1,196			1,402
Accounts receivable	671	1,245			1,916
Other current assets	164	1,564	(110	)(A)	1,618

Total current assets	1,041	4,005	(110)		4,936

NET PROPERTY, PLANT AND EQUIPMENT	8,970	12,078			21,048

GOODWILL AND OTHER ASSETS
Goodwill	10,252	—	10,429	(B)	20,681
Other	2,058	3,279	421	(C)	5,758

Total goodwill and other assets	12,310	3,279	10,850		26,439

TOTAL ASSETS	$22,321	19,362	10,740		52,423

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$500	2,046			2,546
Accounts payable	335	658			993
Accrued expenses and other liabilities	926	1,886	(148	)(D)	2,664

Total current liabilities	1,761	4,590	(148)		6,203

LONG-TERM DEBT	7,221	11,500	819	(E)	19,540

DEFERRED CREDITS AND OTHER LIABILITIES	3,838	4,392	(1,506	)(F)	6,724

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	300	17	272	(G)	589
Paid-in capital	6,022	42,294	(32,128	)(G)	16,188
Accumulated other comprehensive loss, net of tax	(94)	(487)	487	(G)	(94)
Retained earnings (deficit)	3,267	(42,915)	42,915	(G)	3,267
Noncontrolling interests	6	—			6
Treasury stock	—	(29)	29	(G)	—

Total shareholders’ equity (deficit)	9,501	(1,120)	11,575		19,956

TOTAL LIABILITIES AND EQUITY	$22,321	19,362	10,740		52,423

See accompanying notes to unaudited pro forma combined condensed financial information.

CENTURYLINK, INC.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

				Pro Forma		Pro Forma
	CenturyLink	Embarq*	Qwest**	Adjustments		Combined
	In millions, except per share amounts
	(Unaudited)

OPERATING REVENUES	$4,974	2,671	12,311	(198	)(H)	19,758

OPERATING EXPENSES
Cost of services and products	1,752	721	4,088	(138	)(H)	6,423
Selling, general and administrative	1,014	632	3,937			5,583
Depreciation and amortization	975	488	2,311	327	(I)	4,101

	3,741	1,841	10,336	189		16,107

OPERATING INCOME	1,233	830	1,975	(387)		3,651
OTHER INCOME (EXPENSE)
Interest expense	(370)	(186)	(1,089)	102	(J)	(1,543)
Other income	(48)	—	17			(31)
Income tax expense	(302)	(240)	(241)	110	(K)	(673)
Noncontrolling interests	(2)	—	—			(2)

NET INCOME BEFORE EXTRAORDINARY ITEM AND DISCONTINUED OPERATIONS	$511	404	662	(175)		1,402

BASIC EARNINGS PER COMMON SHARE BEFORE EXTRAORDINARY ITEM AND DISCONTINUED OPERATIONS	$2.55	2.81	0.38			2.40
DILUTED EARNINGS PER COMMON SHARE BEFORE EXTRAORDINARY ITEM AND DISCONTINUED OPERATIONS	$2.55	2.81	0.38			2.39
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	198.8	143.6	1,709.3	(1,470.1	)(L)	581.6
Diluted	199.1	143.9	1,713.5	(1,473.7	)(L)	582.8

*	Reflects Embarq’s results of operations for the six months ended June 30, 2009. Embarq’s results of operations subsequent to CenturyLink’s July 1, 2009 acquisition of Embarq are included in the CenturyLink column.

**	Cost of services and products and selling, general and administrative expenses for Qwest for 2009 have been reclassified to conform with Qwest’s 2010 presentation.

See accompanying notes to unaudited pro forma combined condensed financial information.

CENTURYLINK, INC.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
THREE MONTHS ENDED MARCH 31, 2010

			Pro Forma		Pro Forma
	CenturyLink	Qwest*	Adjustments		Combined
	In millions, except per share amounts
	(Unaudited)

OPERATING REVENUES	$1,800	2,966	(47	)(H)	4,719

OPERATING EXPENSES
Cost of services and products	619	941	(33	)(H)	1,527
Selling, general and administrative	283	912			1,195
Depreciation and amortization	353	545	78	(I)	976

	1,255	2,398	45		3,698

OPERATING INCOME	545	568	(92)		1,021
OTHER INCOME (EXPENSE)
Interest expense	(142)	(279)	31	(J)	(390)
Other income	10	(42)			(32)
Income tax expense	(160)	(209)	24	(K)	(345)

NET INCOME	$253	38	(37)		254

BASIC EARNINGS PER COMMON SHARE	$0.84	0.02			0.43
DILUTED EARNINGS PER COMMON SHARE	$0.84	0.02			0.43
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	299.4	1,719.1	(1,433.1	)(L)	585.5
Diluted	300.0	1,739.4	(1,450.0	)(L)	589.4

*	Qwest’s results of operations for the first quarter of 2010 include a one-time $113 million income tax charge for the disallowance of certain federal income tax deductions under the Medicare Part D program and a $53 million pre-tax charge related to the early retirement of debt, and severance and realignment expenses. Such items negatively impacted Qwest’s diluted earnings per share by $.08 in the first quarter of 2010 and negatively impacted pro forma combined diluted earnings per share presented above by approximately $.25 per share.

See accompanying notes to unaudited pro forma combined condensed financial information.

Notes to Unaudited Pro Forma Combined Condensed Financial Information

(1)	Basis of Preliminary Purchase Price Allocation

The following preliminary allocation of the Qwest purchase price is based on CenturyLink’s preliminary estimates of the fair value of the tangible and intangible assets and liabilities of Qwest as of March 31, 2010. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the actual consummation date of the acquisition and will be completed after the acquisition is consummated. Such final determination of the purchase price allocation may be significantly different than the preliminary estimates used in these pro forma financial statements.

The estimated purchase price of Qwest (as calculated in the manner described above) is allocated to the assets to be acquired and liabilities to be assumed based on the following preliminary basis as of March 31, 2010 (amounts in millions):

Total estimated purchase price	$10,455

Cash, accounts receivable and other current assets	$3,895
Net property, plant and equipment	12,078
Intangible identifiable assets
Customer relationships	1,900
Other	400
Other non-current assets	1,400
Current liabilities, excluding the current portion of long-term debt	(2,396)
Current portion of long-term debt	(2,046)
Long-term debt	(12,319)
Deferred credits and other liabilities	(2,886)
Goodwill	10,429

Total estimated purchase price	$10,455

(2)	Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed financial information. These adjustments give effect to pro forma events that are (i) directly attributable to either the Qwest or Embarq merger, (ii) factually supportable and (iii) with respect to the statements of income, expected to have a continuing impact on the combined company. As of March 31, 2010, Qwest had certain deferred costs and deferred revenues on its balance sheet associated with installation activities and capacity leases whereby Qwest incurred costs and received payments up front but is recognizing the related expenses and revenues over the estimated life of the customer or life of the contract. Based on the accounting guidance for business combinations, these existing deferred costs and deferred revenues are expected to be assigned little or no value in the purchase price allocation process and have thus been eliminated in preparation of these pro forma financial statements. All adjustments are based on current assumptions and are subject to change upon completion of the final purchase price allocation based on the tangible and intangible assets and liabilities of Qwest at the merger closing date.

Balance Sheet Adjustments

(A) To eliminate existing current deferred costs of Qwest associated with installation activities that will likely be assigned no value in the purchase price allocation process.

(B) To reflect the establishment of goodwill of $10.429 billion estimated as a result of the preliminary purchase price allocation described in Note (1).

Notes to Unaudited Pro Forma Combined Condensed Financial Information — (Continued)

(C) To reflect the preliminary fair values of the identifiable intangible assets of Qwest which were estimated by CenturyLink’s management based on the fair values assigned to similar assets in the recently completed Embarq acquisition. The estimated useful life of the customer relationship asset was assumed to be 10 years. The other intangible assets are considered indefinite life intangible assets and thus have no associated amortization expense for purposes hereof. This adjustment also includes (i) a reclassification of Qwest’s existing noncurrent deferred tax asset to partially offset CenturyLink’s existing noncurrent deferred tax liability and (ii) the elimination of existing deferred costs of Qwest associated with installation activities that will likely be assigned no value in the purchase price allocation process. The pro forma adjustment is composed of the following (in millions):

Increase
(Decrease) to
Assets

Establish customer relationship asset	$1,900
Establish other intangible assets	400
Reclassify noncurrent deferred tax asset to deferred credits and other liabilities	(1,772)
Elimination of deferred costs associated with installation activities	(107)

Net pro forma adjustment	$421

(D) To eliminate existing deferred revenues of Qwest associated with installation activities and capacity leases that will likely be assigned little or no value in the purchase price allocation process.

(E) To adjust the carrying value of Qwest’s long-term debt to its estimated fair value as of March 31, 2010. Fair value was estimated based on quoted market prices where available or, if not available, based on discounted future cash flows using current market interest rates.

(F) To (i) adjust Qwest’s aggregate pension and postretirement benefit obligation to the estimated funded status as of March 31, 2010; (ii) reclassify Qwest’s existing noncurrent deferred tax asset to partially offset CenturyLink’s existing noncurrent deferred tax liability; (iii) eliminate existing deferred revenue of Qwest associated with installation activities and capacity leases that will likely be assigned little or no value in the purchase price allocation process; and (iv) reflect the estimated net deferred tax liability established for the tax effects of recognizing the preliminary purchase price allocation reflected herein (calculated at an estimated effective tax rate of 38.6%). This net pro forma adjustment is composed of the following (in millions):

Increase
(Decrease) to
Liabilities

Adjust Qwest’s pension and postretirement benefit obligations to estimated fair value	$(149)
Reclassify noncurrent deferred tax asset	(1,772)
Elimination of existing deferred revenue of Qwest	(409)
Deferred tax asset liability (asset) associated with:
Customer relationship and other intangible assets	888
Long-term debt*	(252)
Pension and postretirement benefit obligations	57
Elimination of deferred revenue associated with capacity leases	131

Net pro forma adjustment	$(1,506)

*	The fair value adjustment for long-term debt described in Item (E) above includes a portion related to Qwest’s 3.5% Convertible Senior Notes that likely will not be considered deductible for tax purposes and therefore has not been considered in the related deferred tax adjustment shown above.

Notes to Unaudited Pro Forma Combined Condensed Financial Information — (Continued)

(G) To reflect the elimination of Qwest’s stockholders’ equity balances as of March 31, 2010 and to reflect the issuance of 288.8 million shares of CenturyLink common stock (valued at $10.455 billion for purposes of this pro forma information) as consideration to be delivered to acquire Qwest.

Income Statement Adjustments

The pro forma income statement for the year ended December 31, 2009 includes a column that reflects Embarq’s results of operations for the six months ended June 30, 2009, which represents the portion of 2009 preceding CenturyLink’s acquisition of Embarq on July 1, 2009. Embarq’s results of operations subsequent to July 1, 2009 are included in CenturyLink’s historical results of operations in the accompanying pro forma combined condensed statements of income.

Pro forma income statement adjustments include the following:

(H) To reflect the elimination of operating revenues and operating costs recognized by Qwest associated with existing deferred revenues and costs from installation activities and capacity leases that will likely be assigned little or no value in the purchase price allocation process.

(I) To reflect amortization expense associated with the Qwest customer relationship asset estimated in Item (C) above assuming an estimated useful life of 10 years utilizing an accelerated (sum-of-the-years digits) amortization method (which corresponds to an increase in depreciation and amortization of $345 million for the year ended December 31, 2009 and $78 million for the three months ended March 31, 2010). The adjustment for the Embarq acquisition for the year ended December 31, 2009 represents the difference between (i) the estimated depreciation and amortization that would have been recorded during the first half of 2009 assuming the amounts assigned to property, plant and equipment and the customer relationship asset were equivalent to the amounts actually assigned for these assets based on the purchase price allocation prepared in connection with CenturyLink’s July 1, 2009 acquisition of Embarq and (ii) Embarq’s reported amount of depreciation and amortization for the six months ended June 30, 2009 prior to CenturyLink’s acquisition of Embarq.

	Increase (Decrease) to
	Depreciation and Amortization Expense
	Year Ended	Three Months Ended
	December 31,	March 31,
	2009	2010
	(In millions)

Qwest acquisition	$345	$78
Embarq acquisition	(18)	—

Total pro forma adjustment	$327	$78

(J) To reflect a reduction in interest expense from the accretion of the purchase accounting adjustment associated with reflecting Qwest’s long-term debt based on its estimated fair value pursuant to the adjustment described in Item (E) above. Such fair value adjustment for the Qwest acquisition is recognized over the remaining weighted average maturity of the long-term debt of 9.8 years (or approximately $103 million for the year ended December 31, 2009 and approximately $31 million for the three months ended March 31, 2010). This adjustment to interest expense excludes any adjustment related to Qwest’s 3.5% Convertible Senior Notes, which Qwest expects to repurchase or redeem for cash in the second half of 2010 and thus are not expected to have a continuing impact on the results of operations of the combined company. The summary table below also reflects an adjustment to interest expense with respect to the first half of the year ended December 31, 2009, assuming the fair value adjustment of Embarq’s long-term debt as of the July 1, 2009 acquisition date had instead occurred at the beginning of 2009.

Notes to Unaudited Pro Forma Combined Condensed Financial Information — (Continued)

	(Increase) Decrease to
	Interest Expense
	Year Ended	Three Months Ended
	December 31,	March 31,
	2009	2010
	(In millions)

Qwest acquisition	$103	$31
Embarq acquisition	(1)	—

Total pro forma adjustment	$102	$31

(K) To reflect the tax effects of Items (H), (I) and (J) using an estimated effective income tax rate of 38.6%.

(L) To reflect the elimination of Qwest’s basic and diluted common shares outstanding, net of the assumed issuance of basic and diluted common shares as a result of the Qwest transaction calculated by multiplying Qwest’s basic and diluted common shares outstanding by the 0.1664 exchange ratio. The pro forma adjustment for the year ended December 31, 2009 also includes the elimination of Embarq’s basic and diluted common shares outstanding and the assumed issuance of basic and diluted common shares as if the Embarq acquisition had occurred on January 1, 2009.

For purposes of preparing these pro forma financial statements, the fair value of Qwest’s property, plant and equipment was estimated to approximate their carrying value on the date of acquisition. To the extent that the final purchase price allocation causes CenturyLink’s depreciation and amortization expense to differ from that presented in the accompanying pro forma statement of income information, annual earnings per common share will be affected by $.01 per share for every $9.5 million difference in annual depreciation and amortization expense. Thus, for example, if CenturyLink ultimately allocates an additional $1.208 billion of the aggregate purchase price to property, plant and equipment (representing a 10% increase in the amount that has been preliminarily allocated to such assets as described above), the annual depreciation and amortization would increase by approximately $181.2 million (assuming a composite annual depreciation rate of 15%) and the annual earnings per share would decrease by $.19 per share for 2009 from the amounts presented in the accompanying pro forma information. In contrast, a 10% reduction in the amount that has been preliminarily allocated to property, plant and equipment would decrease depreciation and amortization by $181.2 million (assuming a composite annual depreciation rate of 15%) and increase annual earnings per share by $.19 per share for 2009 from the amounts presented herein.

In calculating basic and diluted earnings per common share on a pro forma combined basis for the year ended December 31, 2009, $8,559,000 (which represents the earnings applicable to unvested restricted stock grants) was subtracted from net income prior to dividing such figure by average basic and diluted common shares outstanding. Similarly, in order to calculate basic and diluted earnings per common share on a pro forma combined basis for the three months ended March 31, 2010, $1,138,000 was subtracted from net income prior to dividing such figure by average basic and diluted shares outstanding.

COMPARATIVE STOCK PRICES AND DIVIDENDS

CenturyLink common stock and Qwest common stock are both traded on the NYSE under the symbols CTL and Q, respectively. The following table presents trading information for CenturyLink and Qwest common shares on April 21, 2010, the last trading day before the public announcement of the execution of the merger agreement, and July 15, 2010, the latest practicable trading day before the date of this joint proxy statement-prospectus.

	CTL Common Stock			Q Common Stock
Date	High	Low	Close	High	Low	Close

April 21, 2010	$36.47	$36.00	$36.20	$5.25	$5.16	$5.24
July 15, 2010	$35.04	$34.64	$34.83	$5.55	$5.47	$5.51

For illustrative purposes, the following table provides Qwest equivalent per share information on each of the specified dates. Qwest equivalent per share amounts are calculated by multiplying CenturyLink per share amounts by the exchange ratio of 0.1664.

	CTL Common Stock			Q Equivalent Per Share
Date	High	Low	Close	High	Low	Close

April 21, 2010	$36.47	$36.00	$36.20	$6.07	$5.99	$6.02
July 15, 2010	$35.04	$34.64	$34.83	$5.83	$5.76	$5.80

Market Prices and Dividend Data

The following tables set forth the high and low sales prices of CenturyLink’s and Qwest’s common stock as reported in the NYSE’s consolidated transaction reporting system, and the quarterly cash dividends declared per share, for the calendar quarters indicated.

CenturyLink

				Dividend
	High	Low		Declared

2008
First Quarter	$42.00	$32.00		$0.0675
Second Quarter	37.25	30.55		0.70 (1)
Third Quarter	40.35	34.13		0.70
Fourth Quarter	40.00	20.45		0.70
2009
First Quarter	29.22	23.41		0.70
Second Quarter	33.62	25.26		0.70
Third Quarter	34.00	28.90		0.70
Fourth Quarter	37.15	32.25		0.70
2010
First Quarter	37.00	32.98		0.725
Second Quarter	36.73	14.16	(2)	0.725
Third Quarter (through July 15, 2010)	35.09	32.92		—

(1)	Includes special dividend of $0.6325 per share declared on June 24, 2008.

(2)	During the widely-publicized temporary market malfunction that occurred on the afternoon of May 6, 2010, CenturyLink’s common stock momentarily traded as low as $14.16 in markets other than the NYSE. The opening and closing prices of CenturyLink’s common stock on May 6, 2010, were $34.48 and $33.52, respectively.

Qwest

			Dividend
	High	Low	Declared

2008
First Quarter	$7.07	$4.44	$ —(1)
Second Quarter	5.55	3.78	0.08
Third Quarter	4.15	3.15	0.08
Fourth Quarter	3.66	2.05	0.16(1)
2009
First Quarter	4.04	2.86	—(1)
Second Quarter	4.87	3.36	0.08
Third Quarter	4.17	3.30	0.08
Fourth Quarter	4.43	3.42	0.16(1)
2010
First Quarter	5.38	4.11	—(1)
Second Quarter	5.53	4.87	0.08
Third Quarter (through July 15, 2010)	5.56	5.16	—

(1)	Qwest paid a cash dividend of $.08 per share in the first quarter of each of 2008, 2009 and 2010; however, each of those dividends was declared in the fourth quarter of the preceding year.

COMPARISON OF RIGHTS OF CENTURYLINK SHAREHOLDERS
AND QWEST STOCKHOLDERS

If the merger is consummated, stockholders of Qwest will become shareholders of CenturyLink. The rights of CenturyLink shareholders are governed by and subject to the provisions of the Louisiana Business Corporation Law and the articles of incorporation and bylaws of CenturyLink, rather than the provisions of Delaware General Corporation Law and the certificate of incorporation and bylaws of Qwest. The following is a summary of the material differences between the rights of holders of CenturyLink common stock and the rights of holders of Qwest common stock, but does not purport to be a complete description of those differences or a complete description of the terms of the CenturyLink common stock subject to issuance in connection with the merger. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the Louisiana Business Corporation Law, which we refer to as Louisiana law, (ii) the Delaware General Corporation Law, which we refer to as Delaware law, (iii) the Amended and Restated Articles of Incorporation of CenturyLink, which we refer to as the CenturyLink charter, (iv) the Amended and Restated Certificate of Incorporation of Qwest, which we refer to as the Qwest charter, (v) the bylaws of CenturyLink, which we refer to as the CenturyLink bylaws, (vi) the amended and restated bylaws of Qwest, which we refer to as the Qwest bylaws, and (vii) the description of CenturyLink common stock contained in CenturyLink’s Form 8-A/A filed with the SEC on July 1, 2009 and any amendment or report filed with the SEC for the purpose of updating such description.

This section does not include a complete description of all differences among the rights of CenturyLink shareholders and Qwest stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Delaware law and Louisiana law, as well as the governing corporate instruments of each of CenturyLink and Qwest, copies of which are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement-prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

Authorized Capital Stock

CenturyLink is currently authorized under the CenturyLink charter to issue an aggregate of 802 million shares of capital stock, consisting of 800 million shares of common stock, $1.00 par value per share, and two million shares of preferred stock, $25 par value per share. Qwest is authorized under the Qwest charter to issue an aggregate of 5.2 billion shares of capital stock, consisting of 5 billion shares of common stock, $.01 par value per share, and 200 million shares of preferred stock, $1.00 par value per share.

Common Stock.  Under the CenturyLink charter, each share of CenturyLink common stock, including those to be issued in connection with the merger, entitles the holder thereof to one vote per share on all matters duly submitted to shareholders for their vote or consent. Holders of CenturyLink stock do not have cumulative voting rights. As a result, the holders of more than 50% of the voting power would be able to elect all of the directors.

The holders of Qwest common stock are entitled to one vote per share on all matters duly submitted to stockholders for their vote or consent.

Preferred Stock.  Under the CenturyLink charter, the board of directors of CenturyLink is authorized, without shareholder action, to issue preferred stock from time to time and to establish the designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions thereof, as well as to establish and fix variations in the relative rights as between holders of any one or more series thereof. The authority of the board of directors includes, but is not limited to, the determination or establishment of the following with respect to each series of CenturyLink preferred stock that may be issued: (i) the designation of such series, (ii) the number of shares initially constituting such series, (iii) the dividend rate (fixed or variable) and conditions, (iv) the dividend, liquidation and other preferences, if any, in respect of CenturyLink preferred stock or among the series of CenturyLink preferred stock, (v) whether, and upon what terms, CenturyLink preferred stock would be convertible into or exchangeable for other securities of

CenturyLink, (vi) whether, and to what extent, holders of CenturyLink preferred stock will have voting rights, and (vii) the restrictions, if any, that are to apply on the issue or reissue of any additional shares of CenturyLink preferred stock.

As of July 13, 2010, there were outstanding 9,434 shares of CenturyLink’s Series L Preferred Stock, which were convertible into a total of approximately 12,864 shares of CenturyLink common stock. Each holder of the currently outstanding CenturyLink preferred stock is entitled to receive cumulative dividends prior to the distribution or declaration of dividends in respect of the CenturyLink common stock and is entitled to vote as a class with the CenturyLink common stock. Upon the dissolution, liquidation or winding up of CenturyLink, the holders of CenturyLink’s currently outstanding Series L Preferred Stock are entitled to receive, pro rata with all other such holders, a per share amount equal to $25.00 plus any unpaid and accumulated dividends thereon prior to any payments on the CenturyLink common stock. Aside from the shares of Series L Preferred Stock, no other shares of CenturyLink preferred stock are outstanding as of the date of this joint proxy statement-prospectus.

For a discussion of the possible antitakeover effects of the existence of undesignated CenturyLink preferred stock, see “— Laws and Organizational Document Provisions with Possible Antitakeover Effects” beginning on page 125.

Under the Qwest charter, the board of directors is authorized, without stockholder action, to issue preferred stock, which we refer to as Qwest preferred stock. Qwest preferred stock may be issued by the board of directors from time to time in one or more series, each of which is to have the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as are stated in the Qwest charter or related certificates of designations. As of the date of this joint proxy statement-prospectus, there were no shares of Qwest preferred stock outstanding.

Dividends, Redemptions, Stock Repurchases and Reversions

Under Delaware law and Louisiana law, dividends may be declared by the board of directors of a corporation and paid out of surplus, and, if no surplus is available, out of any net profits for the then current fiscal year or the preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation of the corporation. Louisiana law further provides that no dividend may be paid when a corporation is insolvent or would thereby be made insolvent and that shareholders must be notified of any dividend paid out of capital surplus.

Under Louisiana law, a corporation may redeem or repurchase its shares out of surplus or, in certain circumstances, stated capital, provided in either event that it is solvent and will not be rendered insolvent thereby, and provided further that the net assets are not reduced to a level below the aggregate liquidation preferences of any shares that will remain outstanding after the redemption. Under Delaware law, a corporation may redeem or repurchase its outstanding shares provided that (1) its capital is not impaired and will not become impaired by such redemption or repurchase and (2) the price for which any shares are repurchased is not then in excess of the price for which they may then be redeemed.

The CenturyLink charter, in accordance with Louisiana law, provides that cash, property or share dividends, shares issuable to shareholders in connection with a reclassification of stock, and the redemption price of redeemed shares that are not claimed by the shareholders entitled thereto within one year after the dividend or redemption price became payable or the shares became issuable revert in full ownership to CenturyLink, and CenturyLink’s obligation to pay such dividend or redemption price or issue such shares, as appropriate, will thereupon cease, subject to the power of the board of directors to authorize such payment or issuance following the reversion. Neither the Qwest charter nor the Qwest bylaws contain a similar provision.

Charter Amendments and Approval of Other Extraordinary Transactions

To authorize a (i) merger or consolidation, (ii) sale, lease or exchange of all or substantially all of a corporation’s assets, (iii) voluntary liquidation or (iv) amendments to the certificate of incorporation of a corporation, Delaware law requires, subject to certain limited exceptions, the affirmative vote of the holders of a majority of the outstanding shares of the voting stock. To authorize these same transactions, Louisiana law requires, subject to certain limited exceptions, the affirmative vote of the holders of two-thirds (or such larger or smaller proportion, not less than a majority, as the articles of incorporation may provide) of the voting power present or represented at the shareholder meeting at which the transaction is considered and voted upon.

The CenturyLink charter provides that certain articles thereof (primarily those relating to approving certain business combinations, holding shareholder meetings, removing directors, considering tender offers and amending bylaws) may be amended only upon, among other things, the affirmative vote of 80% of the votes entitled to be cast by all shareholders and two-thirds of the votes entitled to be cast by all shareholders other than related persons (which is defined therein). For a discussion of certain supermajority votes required to approve certain business combinations or to amend the CenturyLink bylaws, see the discussion below under “— Laws and Organizational Document Provisions with Possible Antitakeover Effects — Louisiana Fair Price Statute” on page 126 and “— Amendment to the Bylaws” on page 128.

The Qwest charter provides that certain provisions thereof (primarily those relating to board classification, removal of directors, stockholder actions and meetings, the adoption, amendment, alteration or repeal of the Qwest bylaws, and the adoption, amendment, alteration or repeal of the Qwest charter) may be amended only upon, among other things, the affirmative vote of the holders of at least 80% of the voting power of all of the shares of Qwest capital stock entitled to vote generally in the election of directors, voting together as a single class. The Qwest charter further provides that the article relating to certain business combinations may be amended only upon, among other things, the affirmative vote of the holders of at least 80% of all the outstanding shares of Qwest capital stock entitled to vote generally in the election of directors, voting together as a single class, unless the proposed amendment, alteration, change, or repeal has been recommended to the stockholders by the board of directors with the approval of at least two-thirds of the continuing directors (as defined in the Qwest charter), in which event the proposed amendment, alteration, change or repeal must be approved by the affirmative vote of the holders of at least two-thirds of all the outstanding shares of Qwest capital stock entitled to vote generally in the election of directors, voting together as a single class. For a discussion of certain supermajority votes required to amend the Qwest bylaws, see the discussion below under “— Amendment to the Bylaws” on page 128.

Delaware law and Louisiana law provide that the holders of outstanding shares of a class of stock are entitled to vote as a class in connection with any proposed amendment to the corporation’s certificate or articles of incorporation, whether or not such holders are entitled to vote thereon by the certificate or articles of incorporation, if such amendment would have certain specified adverse effects on the holders of such class of stock.

Shareholder Proposals and Nominations

The CenturyLink bylaws provide that any shareholder of record entitled to vote thereon may nominate one or more persons for election as directors and properly bring other matters before a meeting of the shareholders only if written notice has been received by the secretary of CenturyLink, in the event of an annual meeting of shareholders, not more than 180 days and not less than 90 days in advance of the first anniversary of the preceding year’s annual meeting of shareholders or, in the event of a special meeting of shareholders or annual meeting scheduled to be held either 30 days earlier or later than such anniversary date, within 15 days of the earlier of the date on which notice of such meeting is first mailed to shareholders or public disclosure of the meeting date is made.

The Qwest bylaws provide that any stockholder of record entitled to vote at the meeting may nominate individuals for election as directors at, and properly bring business before, an annual meeting of stockholders only if written notice has been received by the secretary of Qwest not less than 120 days prior to the anniversary of the date that Qwest’s proxy statement was released to stockholders in connection with the previous year, or, if the date of the annual meeting has been changed by more than 30 days from the date contemplated at the previous year’s annual meeting, then 150 days prior to the date of the annual meeting.

The bylaws of both CenturyLink and Qwest require that the above-described notices include certain detailed information concerning the shareholder, the matter the shareholder proposes to bring before the meeting and, in the case of a nomination for director, the nominee.

Limitation of Personal Liability of Directors and Officers

Under both Delaware law and Louisiana law, shareholders are entitled to bring suit, generally in an action on behalf of the corporation, to recover damages caused by breaches of the duty of care and the duty of loyalty owed to a corporation and its shareholders by directors and officers. Both Delaware law and Louisiana law permit corporations to (i) include provisions in their certificate or articles of incorporation that limit personal liability of directors (and, under Louisiana law only, officers) for monetary damages resulting from breaches of the duty of care, subject to certain exceptions that are substantially the same under each state’s law, and (ii) indemnify officers and directors in certain circumstances for their expenses and liabilities incurred in connection with defending pending or threatened suits, as more fully described below.

The CenturyLink charter includes a provision that eliminates the personal liability of a director or officer to CenturyLink and its shareholders for monetary damages resulting from breaches of the duty of care to the full extent permitted by Louisiana law and further provides that any amendment or repeal of this provision will not affect the elimination of liability accorded to any director or officer for acts or omissions occurring prior to such amendment or repeal. The Qwest charter contains a similar provision, but only with respect to directors.

Under both Delaware law and Louisiana law, corporations are permitted, and in some circumstances required, to indemnify, among others, current and prior officers, directors, employees or agents of the corporation for expenses and liabilities incurred by such parties in connection with defending pending or threatened suits instituted against them in their corporate capacities, provided certain specified standards of conduct are determined to have been met. These corporate statutes further permit corporations to purchase insurance for indemnifiable parties against liability asserted against or incurred by such parties in their corporate capacities.

Under the CenturyLink bylaws, CenturyLink is obligated to indemnify its current or former directors and officers, except that if any of its current or former directors or officers are held liable under or settle any derivative suit, CenturyLink is permitted, but not obligated to, indemnify the indemnified person to the fullest extent permitted by Louisiana law. Subject to certain conditions and restrictions, CenturyLink is required to advance all reasonable expenses incurred by the indemnified party prior to the final disposition of an indemnifiable proceeding. Similarly, the Qwest bylaws provide for mandatory indemnification for, among others, current and former directors and officers of Qwest. Qwest is required to advance all reasonable expenses incurred by an indemnified party prior to the final disposition of an indemnifiable proceeding, provided that no advancement shall be made if a majority of disinterested directors or independent legal counsel reasonably determine that the indemnified party has acted in such a manner as to permit or require the denial of indemnification.

CenturyLink has entered into indemnification agreements providing its directors and certain of its officers the same procedural and substantive rights to indemnification currently set forth in the CenturyLink bylaws, and Qwest has entered into employment or severance agreements with certain of its officers agreeing to indemnify them to the fullest extent required or permitted under the Qwest bylaws or Delaware law.

Appraisal and Dissent Rights

Under Louisiana law, a shareholder has the right to dissent from most types of mergers or consolidations, or from the sale, lease, exchange or other disposition of all or substantially all of the corporation’s assets, if such transaction is approved by less than 80% of the corporation’s total voting power. The right to dissent is not available with respect to sales pursuant to court orders or sales for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale. Moreover, no dissenters’ rights are available with respect to (i) shareholders holding shares of any class of stock that are listed on a national securities exchange, subject to certain exceptions, or (ii) shareholders of a surviving corporation whose approval is not required in connection with the transaction. In order to exercise dissenters’ rights under Louisiana law, a dissenting shareholder must follow certain procedures similar to the procedures that a dissenting stockholder must follow under Delaware law.

Neither the CenturyLink charter nor the CenturyLink bylaws contain any additional provisions relating to dissenters’ rights of appraisal. Accordingly, holders of CenturyLink stock may not be entitled to appraisal rights in connection with mergers or consolidations involving CenturyLink, or with the sale, lease, exchange or other disposition of all or substantially all of CenturyLink’s assets, depending on the consideration payable in connection therewith.

Under Delaware law, stockholders who dissent from a merger or consolidation of the corporation have the right to demand and receive payment of the fair value of their stock as appraised by the Delaware Chancery Court. The Delaware law provides that dissenters’ rights are inapplicable (i) to stockholders of a surviving corporation whose vote is not required to approve the merger or consolidation, and (ii) to any class of stock listed on a national securities exchange or designated as a Nasdaq National market security or held of record by over 2,000 stockholders, unless, in either case, such stockholders are required in the merger to accept in exchange for their shares anything other than (1) shares of the surviving corporation, (2) stock of another corporation which is either listed on a national securities exchange or designated as a Nasdaq National market, (3) cash in lieu of fractional shares of such corporations, or (4) or any combination of the above.

Neither the Qwest charter nor the Qwest bylaws contain any additional provisions relating to dissenters’ rights of appraisal. Holders of Qwest stock may not be entitled to appraisal rights in connection with mergers or consolidations involving Qwest, depending on the consideration payable in connection therewith. As noted above, the holders of Qwest stock are not entitled to appraisal rights in connection with the merger. See “No Appraisal Rights” on page 129.

Access to Corporate Records and Accounts

Under Louisiana law, any shareholder, except a business competitor, who has been the holder of record of at least 5% of the outstanding shares of any class of the corporation’s stock for a minimum of six months has the right to examine the records and accounts of the corporation for any proper and reasonable purpose. Two or more shareholders who have each held shares for six months may aggregate their stock holdings to attain the required 5% threshold. Business competitors, however, must have owned at least 25% of all outstanding shares for a minimum of six months to obtain such inspection rights.

Under Delaware law, any stockholder, in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, has the right, subject to certain limited exceptions, to examine for any proper purpose the corporation’s relevant books and accounts, and to make copies and extracts from the corporation’s stock ledger, a list of its stockholders, its other books and records and a subsidiary’s books and records, to the extent that the corporation has actual possession and control of such records or the corporation could obtain such records through the exercise of control over such subsidiary. If after five business days the corporation fails to reply or refuses to comply with such a request, the stockholder may apply to the Court of Chancery to compel compliance.

Laws and Organizational Document Provisions with Possible Antitakeover Effects

Both Delaware law and Louisiana law permit corporations to include in their articles or certificate of incorporation any provisions not inconsistent with law that regulate the internal affairs of the corporation, including provisions that are intended to encourage any person desiring to acquire a controlling interest in the corporation to do so pursuant to a transaction negotiated with the corporation’s board of directors rather than through a hostile takeover attempt. These provisions are intended to assure that any acquisition of control of the corporation will be subject to review by the board to take into account the interests of all of the corporation’s stockholders. However, some stockholders may find these provisions to be disadvantageous to the extent that they could limit or preclude meaningful stockholder participation in certain transactions such as mergers or tender offers and render more difficult or discourage certain takeovers in which stockholders might receive for some or all of their shares a price that is higher than the prevailing market price at the time the takeover attempt is commenced. These provisions might further render more difficult or discourage proxy contests, the assumption of control by a person of a large block of the corporation’s voting stock or any other attempt to influence or replace the corporation’s incumbent management.

The Qwest charter and the CenturyLink charter contain provisions that are designed to ensure meaningful participation of the board of directors in connection with proposed takeovers. Louisiana has adopted a greater number of statutes that regulate takeover attempts than Delaware has. Set forth below is a discussion of the provisions of the CenturyLink charter and Qwest charter, along with provisions of Louisiana and Delaware law, that may reasonably be expected to affect the incidence and outcome of takeover attempts.

Louisiana Fair Price Statute.  Louisiana has adopted a statute, which we refer to as the Louisiana Fair Price Statute, that is intended to deter the use of two-tier tender offers in which an interested shareholder obtains in a business combination a controlling interest in the shares of a Louisiana corporation having 100 or more beneficial shareholders at a price substantially in excess of the market value of the corporation’s voting stock and subsequently seeks in the second tier to compel a business combination in which the consideration paid to the remaining stockholders is greatly reduced. Under the statute, an interested shareholder is defined to include any person (other than the corporation, its subsidiaries or its employee benefit plans) who is the beneficial owner of shares of capital stock representing 10% or more of the total voting power of a corporation. The term business combination is broadly defined to include most corporate actions that an interested shareholder might contemplate after acquiring a controlling interest in a corporation in order to increase his or her share ownership or reduce his or her acquisition debt. These second tier transactions include any merger or consolidation of the corporation involving an interested shareholder, any disposition of assets of the corporation to an interested shareholder, any issuance to an interested shareholder of securities of the corporation meeting certain threshold amounts and any reclassification of securities of the corporation having the effect of increasing the voting power or proportionate share ownership of an interested shareholder. Under the Louisiana Fair Price Statute, a business combination must be recommended by the board of directors and approved by the affirmative vote of the holders of 80% of the corporation’s total voting power and two-thirds of the total voting power excluding the shares held by the interested shareholder (in addition to any other votes required under law or the corporation’s articles of incorporation), unless the transaction is approved by the board of directors prior to the time the interested shareholder first obtained such status or the business combination satisfies certain minimum price, form of consideration and procedural requirements. Although the statute protects shareholders by encouraging an interested shareholder to negotiate with the board of directors or to satisfy the minimum price, form of consideration and procedural requirements imposed thereunder, it does not prevent an acquisition of a controlling interest of a corporation by an interested shareholder who does not contemplate initiating a second tier transaction. The CenturyLink charter avails CenturyLink of the provisions of the statute and contains an article that provides for substantially similar protections.

Louisiana Control Share Statute.  The Louisiana Control Share Statute provides that, subject to certain exceptions, any shares of certain publicly traded Louisiana corporations acquired by a person or group other than an employee benefit plan or related trust of the corporation, in an acquisition that causes such acquirer to have the power to vote or direct the voting of shares in the election of directors in excess of 20%, 33 1/3% or 50% thresholds shall have only such voting power as shall be accorded by the affirmative vote of, among others, the holders of a majority of the votes of each voting group entitled to vote separately on the proposal, excluding all interested shares (as defined therein), at a meeting that, subject to certain exceptions, is required to be called for that purpose upon the acquirer’s request. The statute permits the articles of incorporation or bylaws of a corporation to exclude from its application share acquisitions occurring after the adoption of the statute. The CenturyLink bylaws contain such a provision.

Delaware Business Combination Statute.  Section 203 of the Delaware law generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the transaction that will cause the person or entity to become an interested stockholder is approved by the board of directors of the corporation prior to the transaction; (ii) after the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares held by officers and directors of interested stockholders or shares held by specified employee benefit plans; or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares held by the interested stockholder. Delaware corporations may elect not to be governed by Section 203. Qwest has not made such an election.

Qwest Business Combination Provision.  The Qwest charter requires the affirmative vote of the holders of 80% of the voting stock of Qwest to approve any “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions, by Qwest or a subsidiary with a “related person” who beneficially owns 10% or more of Qwest’s voting stock, unless: (i) the business combination has been approved by the vote of not less than a majority of directors who are not affiliated with the related person or (ii) certain fair price requirements are satisfied. As noted above, the Qwest board of directors unanimously approved the merger.

Evaluation of Tender Offers.  The CenturyLink charter expressly requires, and Louisiana law expressly permits, the board of directors, when considering a tender offer, exchange offer, or business combination (defined therein substantially similarly to the definition of such term set forth above under “— Louisiana Fair Price Statute”), to consider, among other factors, the social and economic effects of the proposal on the corporation, its subsidiaries, and their respective employees, customers, creditors and communities. The availability of this statute may increase the likelihood that directors reviewing an acquisition proposal will consider factors other than the price offered by a potential acquirer. Other effects of this provision may be (i) to discourage, in advance, an acquisition proposal to the extent it strengthens the position of the CenturyLink board of directors in dealing with any potential offeror who seeks to enter into a negotiated transaction with CenturyLink prior to or during a takeover attempt and (ii) to dissuade shareholders who might potentially be displeased with the board’s response to an acquisition proposal from engaging CenturyLink in costly and time-consuming litigation.

Shareholder Rights Plan.  Neither CenturyLink nor Qwest currently has a shareholder rights plan in effect, but under applicable law their respective boards could adopt such a plan without shareholder approval.

Unissued Stock.  As discussed above under “— Authorized Capital Stock — Preferred Stock,” the board of directors of CenturyLink is authorized, without action of its shareholders, to issue CenturyLink preferred stock. One of the effects of the existence of undesignated preferred stock (and authorized but unissued common stock) may be to enable the board of directors to make more difficult or to discourage an attempt to obtain control of CenturyLink by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of CenturyLink’s management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in CenturyLink’s best interest, such shares could be issued by the board of directors without shareholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the CenturyLink charter grants the board of directors broad power to establish the rights and preferences of the authorized and unissued CenturyLink preferred stock, one or more series of which could be issued entitling holders (i) to vote separately as a class on any proposed merger or consolidation; (ii) to elect directors having terms of office or voting rights greater than those of other directors; (iii) to convert CenturyLink preferred stock into a greater number of shares of CenturyLink Stock or other securities; (iv) to demand redemption at a specified price under prescribed circumstances related to a change of control; or (v) to exercise other rights designed to impede or discourage a takeover. The issuance of shares of CenturyLink preferred stock pursuant to the board of directors’ authority described above may adversely affect the rights of the holders of CenturyLink stock.

Classified Board of Directors.  Both Delaware law and Louisiana law permit boards of directors to be divided into classes of directors, with each class to be as nearly equal in size as possible, serving staggered multi-year terms. The CenturyLink charter provides for three classes of directors serving staggered three-year terms, all of whom are elected pursuant to the CenturyLink bylaws by a majority of the votes cast by shareholders at any meeting for the election of directors where a quorum is present. Classification of the board of directors of CenturyLink tends to make more difficult the change of a majority of its composition and to assure the continuity and stability of CenturyLink’s management and policies, since a majority of the directors at any given time will have served on the board of directors for at least one year. Absent the removal of directors, a minimum of two annual meetings of shareholders is necessary to effect a change in control of the board of directors. The classified board provision applies to every election of directors, regardless of whether CenturyLink is or has been the subject of an unsolicited takeover attempt. The shareholders may, therefore, find it more difficult to change the composition of the board of directors for any reason, including performance, and the classified board structure will thereby tend to perpetuate existing management of CenturyLink. In addition, because the provision will make it more difficult to change control of the board of directors, it may discourage tender offers or other transactions that shareholders may believe would be in their best interests.

Neither the Qwest charter nor the Qwest bylaws provide for a classified board of directors. Directors are elected by a majority of the votes cast with respect to the election of any such directors at any meeting for the election of directors at which a quorum is present. If the number of nominees for any election of directors exceeds the number of directors to be elected, the nominees receiving a plurality of the votes cast by holders of the shares entitled to vote thereon will be elected.

Removal of Directors.  Under Louisiana law, subject to certain exceptions, the shareholders by vote of a majority of the total voting power may, at any special meeting called for such purpose, remove from office any director. The CenturyLink charter, however, provides that directors of CenturyLink may be removed from office only for cause and only by vote of both of the holders of a majority of the total voting power, voting together as a single class, and, at any time that there is a related person (as defined in the charter), the holders of a majority of the votes entitled to be cast by all shareholders other than the related person, voting as a separate group. This provision precludes a third party from gaining control of the CenturyLink board of directors by removing incumbent directors without cause and filling the vacancies created thereby with his or her own nominees. However, such provision also tends to reduce, and in some instances eliminate, the power of shareholders, even those with a majority interest in CenturyLink, to remove incumbent directors.

Delaware law provides that each director holds office for the term for which he or she is elected and until his or her successor is elected and qualified, unless removed from office in accordance with provisions of the certificate of incorporation or bylaws. The Qwest charter provides that a director may be removed with or without cause by the affirmative vote of the holders of at least 80% of the voting power of all of the shares of Qwest capital stock then entitled to vote generally in the election of directors, voting together as a single class.

Restrictions on Taking Shareholder Action.  Both the Qwest charter and the CenturyLink charter provide that shareholders may effect corporate action only at a duly called annual or special meeting. Under the Qwest charter, only the chairman of the board or the board of directors pursuant to resolution adopted by a majority of the members of the board then in office may call a special meeting of stockholders. Under the CenturyLink charter, holders of a majority of the total voting power, as well as the board of directors, are entitled to call a special meeting of shareholders.

Amendment to the Bylaws

Under the CenturyLink charter, the CenturyLink bylaws may be amended and new bylaws may be adopted by (i) the shareholders, but only upon the affirmative vote of both 80% of the total voting power, voting together as a single group, and two-thirds of the total voting power entitled to be cast by the independent shareholders (as defined therein) present or duly represented at a shareholder meeting, voting as a separate group, or (ii) the board of directors, but only upon the affirmative vote of both a majority of the directors then in office and a majority of the continuing directors (as defined therein), voting as a separate group.

Under the Qwest charter and the Qwest bylaws, the Qwest bylaws may be altered, changed, amended or repealed and new bylaws may be adopted by (i) the affirmative vote of two-thirds of the members of the board of directors or (ii) by the holders of at least 80% of the voting power of the outstanding shares of Qwest capital stock entitled to vote thereon, voting as a single class. Notwithstanding the foregoing, an amendment or adoption of any provision inconsistent with the Qwest bylaw section relating to stockholder amendments to the Qwest bylaws requires the affirmative vote of (i) 75% of the members of the board of directors or (ii) the holders of 75% of the voting power of the outstanding shares of Qwest common stock.

Filling Vacancies on the Board of Directors

Under Louisiana law, any vacancy on the board of directors (including those resulting from an increase in the authorized number of directors) may be filled by the remaining directors, subject to the right of the shareholders to fill such vacancy. Under the CenturyLink charter, changes in the number of directors may not be made without, among other things, the affirmative vote of 80% of the directors. Unlike Delaware law, Louisiana law expressly provides that a board of directors may declare vacant the office of a director if he or she is interdicted or adjudicated an incompetent, is adjudicated a bankrupt or has become incapacitated by illness or other infirmity and cannot perform his or her duties for a period of six months or longer.

Pursuant to the Qwest bylaws, any vacancy on the board of directors of Qwest may be filled by a majority vote of the remaining directors; provided, however, that if not so filled, any such vacancy shall be filled by the stockholders at the next annual meeting or at a special meeting called for that purpose.

NO APPRAISAL RIGHTS

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the Delaware General Corporation Law.

Section 262 of the Delaware General Corporation Law provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Therefore, because Qwest’s common stock is listed on the NYSE, and holders thereof will receive in the merger only shares of CenturyLink common stock, which will be publicly listed on the NYSE, and cash in lieu of fractional shares, holders of Qwest common stock will not be entitled to appraisal rights in the merger with respect to their shares of Qwest common stock.

Under the Louisiana Business Corporation Law, the holders of CenturyLink common stock and preferred stock are not entitled to appraisal rights in connection with the share issuance proposal. For additional information, see “Comparison of Rights of CenturyLink Shareholders and Qwest Stockholders — Appraisal and Dissent Rights” beginning on page 124.

LEGAL MATTERS

The validity of the shares of CenturyLink common stock to be issued in the merger will be passed upon by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, LLP. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for CenturyLink by Wachtell, Lipton, Rosen & Katz and for Qwest by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

CenturyLink

The consolidated financial statements and the related financial statement schedule of CenturyTel, Inc. as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated into this joint proxy statement-prospectus by reference to CenturyTel, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which are incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements contains an explanatory paragraph regarding the change in the method of accounting for business combinations, non-controlling interests and earnings per share in 2009 and uncertain tax positions in 2007.

Qwest

The consolidated financial statements of Qwest as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated into this joint proxy statement-prospectus by reference to Qwest’s Annual Report on Form 10-K for the year ended December 31, 2009 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 consolidated financial statements contains an explanatory paragraph regarding the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FASB Accounting Standards Codification (“ASC”) 740), the FASB Staff Position (“FSP”) APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (ASC 470), and the FSP Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (ASC 260).

SHAREHOLDER PROPOSALS

CenturyLink

CenturyLink will hold an annual meeting in 2011 regardless of whether the merger has been completed. In order to be eligible for inclusion in CenturyLink’s 2011 proxy materials pursuant to the federal proxy rules, any shareholder proposal to take action at such meeting must be received at CenturyLink’s principal executive offices by December 6, 2010, and must comply with applicable federal proxy rules. In addition, CenturyLink’s bylaws require shareholders to furnish timely written notice of their intent to nominate a director or bring any other matter before a shareholders’ meeting, whether or not they wish to include their proposal in CenturyLink’s proxy materials. In general, notice must be received by CenturyLink’s Secretary between November 21, 2010 and February 19, 2011 and must contain specified information concerning, among other things, the matters to be brought before such meeting and concerning the shareholder proposing such matters. (If the date of the 2011 annual meeting is more than 30 days earlier or later than May 20, 2011, notice must be received by CenturyLink’s Secretary within 15 days of the earlier of the date on which notice of such meeting is first mailed to shareholders or public disclosure of the meeting date is made.) Additional information regarding CenturyLink’s procedures is located in CenturyLink’s Proxy Statement on Schedule 14A filed with the SEC on April 7, 2010, which is incorporated by reference into this joint proxy statement-prospectus. See “Where You Can Find More Information” beginning on page 131.

Qwest

Qwest will hold an annual meeting in 2011 only if the merger has not already been completed. If an annual meeting is held, notice of a stockholder nomination or proposal (other than a proposal submitted for inclusion in Qwest’s proxy statement pursuant to Rule 14a-8) intended to be presented at the Qwest 2011 annual meeting of stockholders must be received by the Corporate Secretary of Qwest no later than November 24, 2010. In accordance with Qwest’s bylaws, if the date of the annual meeting is delayed by more than 30 days after May 12, 2011, notice by a stockholder must be delivered to the Corporate Secretary of Qwest at least 150 days before the date of such annual meeting. The deadline for submission of proposals for inclusion in Qwest’s proxy statement pursuant to Rule 14a-8 is November 24, 2010, which is 120 days before the first anniversary of the mailing date of Qwest’s proxy materials for the 2010 annual meeting of stockholders.

OTHER MATTERS

As of the date of this joint proxy statement-prospectus, neither the CenturyLink board of directors nor the Qwest board of directors knows of any matters that will be presented for consideration at either the CenturyLink special meeting or the Qwest special meeting other than as described in this joint proxy statement-prospectus. If any other matters properly come before the Qwest special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters. In accordance with CenturyLink’s bylaws and Louisiana law, business transacted at the CenturyLink special meeting will be limited to those matters set forth in the accompanying notice of special meeting. Nonetheless, if any other matter is properly presented at the CenturyLink special meeting, or any adjournments or postponements of the meeting, and are voted upon, including matters incident to the conduct of the meeting, the enclosed proxy card will confer discretionary authority on the individuals named therein as proxies to vote the shares represented thereby as to any such other matters. It is intended that the persons named in the enclosed proxy card and acting thereunder will vote in accordance with their best judgment on any such matter.

WHERE YOU CAN FIND MORE INFORMATION

CenturyLink and Qwest file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including CenturyLink and Qwest, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult CenturyLink’s or Qwest’s website for more information concerning the merger described in this joint proxy statement-prospectus. CenturyLink’s website is www.CenturyLink.com. Qwest’s website is www.Qwest.com. Additional information is available at www.CenturyLinkQwestMerger.com. Information included on these websites is not incorporated by reference into this joint proxy statement-prospectus.

CenturyLink has filed with the SEC a registration statement of which this joint proxy statement-prospectus forms a part. The registration statement registers the shares of CenturyLink common stock to be issued to Qwest stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about CenturyLink common stock. The rules and regulations of the SEC allow CenturyLink and Qwest to omit certain information included in the registration statement from this joint proxy statement-prospectus.

In addition, the SEC allows CenturyLink and Qwest to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement-prospectus, except for any information that is superseded by information included directly in this joint proxy statement-prospectus.

This joint proxy statement-prospectus incorporates by reference the documents listed below that CenturyLink has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. They contain important information about CenturyLink, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

•	Proxy Statement on Schedule 14A filed April 7, 2010.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

•	Current Reports on Form 8-K, filed on February 25, 2010, March 12, 2010, April 7, 2010, April 22, 2010, April 27, 2010, May 10, 2010, and May 21, 2010 (other than documents or portions of those documents not deemed to be filed).

•	The description of CenturyLink common stock contained in CenturyLink’s Form 8-A/A filed with the SEC on July 1, 2009.

In addition, CenturyLink incorporates by reference herein any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement-prospectus and prior to the date of the CenturyLink special meeting. Such documents are considered to be a part of this joint proxy statement-prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from CenturyLink by requesting them in writing or by telephone at the following address:

CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA 71203
Attention: Investor Relations
Telephone: (318) 388-9000

These documents are available from CenturyLink without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement-prospectus forms a part.

If you would like more information on Embarq’s operations or financial performance prior to its acquisition by CenturyLink on July 1, 2009, you can obtain annual, quarterly and special reports, proxy statements and other information that Embarq filed with the SEC under the Exchange Act prior to that date. You can obtain these documents from the SEC or through the SEC’s website at the address described above.

This joint proxy statement-prospectus also incorporates by reference the documents listed below that Qwest has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portion of documents or information deemed to have been furnished and not filed in accordance with SEC rules. They contain important information about Qwest, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

•	Proxy Statement on Schedule 14A filed March 17, 2010.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

•	Current Reports on Form 8-K, filed January 6, 2010, January 8, 2010, January 13, 2010, February 16, 2010, February 22, 2010, April 22, 2010, May 13, 2010 and July 13, 2010 (other than the portions of those documents not deemed to be filed).

In addition, Qwest incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement-prospectus and prior to the date of the Qwest special meeting. Such documents are considered to be a part of this joint proxy statement-prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Qwest will provide you with copies of these documents, without charge, upon written or oral request to:

Qwest Communications International Inc.
1801 California Street
Denver, CO 80202
Attention: Shareowner Relations
Telephone: (800) 567-7296

If you are a shareholder of CenturyLink or a stockholder of Qwest and would like to request documents, please do so by August 17, 2010 to receive them before the CenturyLink special meeting and the Qwest special meeting. If you request any documents from CenturyLink or Qwest, CenturyLink or Qwest will mail them to you by first class mail, or another equally prompt means, within one business day after CenturyLink or Qwest receives your request.

This document is a prospectus of CenturyLink and is a joint proxy statement of CenturyLink and Qwest for the CenturyLink special meeting and the Qwest special meeting. Neither CenturyLink nor Qwest has authorized anyone to give any information or make any representation about the merger or CenturyLink or Qwest that is different from, or in addition to, that contained in this joint proxy statement-prospectus or in any of the materials that CenturyLink or Qwest has incorporated by reference into this joint proxy statement-prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement-prospectus speaks only as of the date of this joint proxy statement-prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER
Dated as of April 21, 2010,
Among
QWEST COMMUNICATIONS INTERNATIONAL INC.,
CENTURYTEL, INC.
and
SB44 ACQUISITION COMPANY

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of April 21, 2010, among QWEST COMMUNICATIONS INTERNATIONAL INC., a Delaware corporation (“Qwest”), CENTURYTEL, INC., a Louisiana corporation (“CenturyLink”), and SB44 Acquisition Company, a Delaware corporation and a wholly owned subsidiary of CenturyLink (“Merger Sub”).

WHEREAS the Board of Directors of Qwest, the Board of Directors of CenturyLink, and the Board of Directors of Merger Sub have approved this Agreement, determined that the terms of this Agreement are in the best interests of Qwest, CenturyLink or Merger Sub, as applicable, and their respective stockholders or shareholders, as applicable, and declared the advisability of this Agreement;

WHEREAS the Board of Directors of Qwest and the Board of Directors of Merger Sub have recommended adoption or approval, as applicable, of this Agreement by their respective stockholders, as applicable;

WHEREAS for U.S. Federal income Tax purposes, the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code; and

WHEREAS Qwest, CenturyLink and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.01.  The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the ‘‘DGCL”), on the Closing Date, Merger Sub shall be merged with and into Qwest (the ‘‘Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and Qwest shall continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.02.  Closing.  The closing (the “Closing”) of the Merger shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 a.m., New York City time, on a date to be specified by Qwest and CenturyLink, which shall be no later than the tenth Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Qwest and CenturyLink; provided, however, that if all the conditions set forth in Article VII shall not have been satisfied or (to the extent permitted by Law) waived on such tenth Business Day, then the Closing shall take place on the tenth Business Day on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived, or at such other place, time and date as shall be agreed in writing between Qwest and CenturyLink. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03.  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Qwest and CenturyLink shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04.  Effects.  The Merger shall have the effects set forth in this Agreement and Section 259 of the DGCL.

Section 1.05.  Certificate of Incorporation and By-Laws.  The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that the name of the Surviving Company shall be QWEST COMMUNICATIONS INTERNATIONAL INC. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company.

Section 1.06.  Directors and Officers of Surviving Company.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Qwest immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Qwest, CenturyLink, Merger Sub or the holder of any shares of Qwest Common Stock or Merger Sub Common Stock:

(i) Conversion of Merger Sub Common Stock.  Each share of common stock, par value $0.01 per share, in Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into 1 fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(ii) Cancellation of Treasury Stock and CenturyLink-Owned Stock.  Each share of common stock, par value $0.01, of Qwest (the “Qwest Common Stock”) that is owned by Qwest as treasury stock and each share of Qwest Common Stock that is owned by CenturyLink or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Qwest Common Stock.  Subject to Section 2.02, each share of Qwest Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(ii)) shall be converted into the right to receive 0.1664 of a fully paid and nonassessable share (the “Exchange Ratio”) of CenturyLink Common Stock (the “Merger Consideration”). All such shares of Qwest Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Qwest Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of CenturyLink Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.02, without interest. For purposes of this Agreement, “CenturyLink Common Stock” means the common stock, par value $1.00 per share, of CenturyLink. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of CenturyLink Common Stock or Qwest Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of CenturyLink Common Stock or Qwest Common Stock, as the case may be, will be appropriately adjusted to provide to CenturyLink and the holders of Qwest Common Stock the same economic effect as contemplated by this Agreement prior to such event. As provided in Section 2.02(j), the right of any holder of a Certificate to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding under applicable Tax Law.

Section 2.02.  Exchange of Certificates.  (a) Exchange Agent.  Prior to the Effective Time, CenturyLink shall appoint a bank or trust company reasonably acceptable to Qwest to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, CenturyLink shall deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of CenturyLink Common Stock to be issued as Merger Consideration and cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.02(f). All such CenturyLink Common Stock and cash deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund.”

(b) Letter of Transmittal.  As promptly as reasonably practicable after the Effective Time, CenturyLink shall cause the Exchange Agent to mail to each holder of record of Qwest Common Stock a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as CenturyLink may specify subject to Qwest’s reasonable approval), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange.  Upon (i) in the case of shares of Qwest Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent, or (ii) in the case of shares of Qwest Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor (i) the Merger Consideration into which such shares of Qwest Common Stock have been converted pursuant to Section 2.01 and (ii) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of Qwest Common Stock which is not registered in the transfer records of Qwest, a certificate representing the proper number of shares of CenturyLink Common Stock pursuant to Section 2.01 and cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d) may be issued to a transferee if the Certificate representing such Qwest Common Stock (or, if such Qwest Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each share of Qwest Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of shares of Qwest Common Stock were entitled to receive in respect of such shares pursuant to Section 2.01 (and cash in lieu of fractional shares pursuant to Section 2.02(f) and in respect of any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Qwest Common Stock held in book-entry form).

(d) Treatment of Unexchanged Shares.  No dividends or other distributions declared or made with respect to CenturyLink Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Qwest Common Stock held in book-entry form) with respect to the shares of CenturyLink Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(f), until the surrender of such Certificate (or shares of Qwest Common Stock held in book-entry form) in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or shares of Qwest Common Stock held in book-entry form), there shall be paid to the holder of the certificate representing whole shares of CenturyLink Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of CenturyLink Common Stock to which such holder is entitled pursuant to Section 2.02(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of CenturyLink Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of CenturyLink Common Stock.

(e) No Further Ownership Rights in Qwest Common Stock.  The shares of CenturyLink Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of Qwest Common Stock (including any cash paid pursuant to subsection (f) of this Section 2.02) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Qwest Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Qwest Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Qwest Common Stock (or shares of Qwest Common Stock held in book-entry form) are presented to CenturyLink or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) No Fractional Shares.  No certificates or scrip representing fractional shares of CenturyLink Common Stock shall be issued upon the conversion of Qwest Common Stock pursuant to Section 2.01. Notwithstanding any other provision of this Agreement, each holder of shares of Qwest Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of CenturyLink Common Stock (after taking into account all shares of Qwest Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the last reported sale price of CenturyLink Common Stock on the New York Stock Exchange (the “NYSE”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by CenturyLink and Qwest) on the last complete trading day prior to the date of the Effective Time (the “CenturyLink Closing Price”).

(g) Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Qwest Common Stock for 180 days after the Effective Time shall be delivered to CenturyLink and any holder of Qwest Common Stock who has not theretofore complied with this Article II shall thereafter look only to CenturyLink for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon.

(h) No Liability.  None of Qwest, CenturyLink, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for two years after the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of CenturyLink, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Investment of Exchange Fund.  The Exchange Agent shall invest any cash in the Exchange Fund as directed by CenturyLink. Any interest and other income resulting from such investments shall be paid to CenturyLink.

(j) Withholding Rights.  Each of CenturyLink and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Qwest Common

Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Qwest Common Stock in respect of which such deduction or withholding was made.

(k) Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by CenturyLink, the posting by such Person of a bond, in such reasonable and customary amount as CenturyLink may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions on the Certificate deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

Representations and Warranties of CenturyLink and Merger Sub

CenturyLink and Merger Sub jointly and severally represent and warrant to Qwest that the statements contained in this Article III are true and correct except as set forth in the CenturyLink SEC Documents filed and publicly available after January 1, 2010 and prior to the date of this Agreement (the “Filed CenturyLink SEC Documents”) (excluding any disclosures in the Filed CenturyLink SEC Documents in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature) or in the disclosure letter delivered by CenturyLink to Qwest at or before the execution and delivery by CenturyLink and Merger Sub of this Agreement (the “CenturyLink Disclosure Letter”). The CenturyLink Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

Section 3.01.  Organization, Standing and Power.  Each of CenturyLink and each of CenturyLink’s Subsidiaries (the “CenturyLink Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the CenturyLink Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect. Each of CenturyLink and the CenturyLink Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “CenturyLink Permits”), except where the failure to have such power or authority or to possess CenturyLink Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect. Each of CenturyLink and the CenturyLink Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect. CenturyLink has delivered or made available to Qwest, prior to execution of this Agreement, true and complete copies of (a) the amended and restated articles of incorporation of CenturyLink in effect as of the date of this Agreement (the “CenturyLink Articles”) and the by-laws of CenturyLink in effect as of the date of this Agreement (the “CenturyLink By-laws”) and (b) the constituent documents of Merger Sub.

Section 3.02.  CenturyLink Subsidiaries.  (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each CenturyLink Subsidiary have been validly issued and are fully paid and nonassessable and are owned by CenturyLink, by another CenturyLink Subsidiary or by CenturyLink and another CenturyLink Subsidiary, free and clear of all material pledges, liens, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, title retention agreements or other third party rights or title defect of any kind or nature whatsoever, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 3.02(a) of the CenturyLink Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the CenturyLink Subsidiaries.

(b) Except for the capital stock and voting securities of, and other equity interests in, the CenturyLink Subsidiaries, neither CenturyLink nor any CenturyLink Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

Section 3.03.  Capital Structure.  (a) The authorized capital stock of CenturyLink consists of 800,000,000 shares of CenturyLink Common Stock and 2,000,000 shares of preferred stock, par value $25.00 per share (the “CenturyLink Preferred Stock” and, together with the CenturyLink Common Stock, the “CenturyLink Capital Stock”), of which 325,000 shares have been designated as 5% Cumulative Convertible Series L Preferred Stock (the “CenturyLink Series L Shares”). At the close of business on April 20, 2010, (i) 300,326,469 shares of CenturyLink Common Stock were issued and outstanding, of which 1,278,247 were CenturyLink Restricted Shares, (ii) 9,434 shares of CenturyLink Series L Shares were issued and outstanding, (iii) no shares of CenturyLink Common Stock were held by CenturyLink in its treasury, (iv) 30,760,143 shares of CenturyLink Common Stock were reserved and available for issuance pursuant to the CenturyLink Stock Plans, of which 8,398,143 shares were issuable upon exercise of outstanding CenturyLink Stock Options, (v) 1,001,791 shares of CenturyLink Common Stock were reserved for issuance upon the vesting of CenturyLink RSUs, (vi) 12,864 shares of CenturyLink Common Stock were reserved for issuance upon conversion of the CenturyLink Series L Shares, (vii) 4,115,411 shares of CenturyLink Common Stock were reserved for issuance pursuant to the CenturyLink 2001 Employee Stock Purchase Plan (the “CenturyLink ESPP”), and (viii) 705,133 shares of CenturyLink Common Stock were reserved for issuance pursuant to the CenturyLink Automatic Dividend Reinvestment and Stock Repurchase Service (the “CenturyLink DRIP”). Except as set forth in this Section 3.03(a), at the close of business on April 20, 2010, no shares of capital stock or voting securities of, or other equity interests in, CenturyLink were issued, reserved for issuance or outstanding. From the close of business on April 20, 2010 to the date of this Agreement, there have been no issuances by CenturyLink of shares of capital stock or voting securities of, or other equity interests in, CenturyLink other than the issuance of CenturyLink Common Stock upon the exercise of CenturyLink Stock Options outstanding at the close of business on April 20, 2010, and issuances pursuant to rights under the CenturyLink ESPP and CenturyLink DRIP, in each case in accordance with their terms in effect as of April 20, 2010.

(b) All outstanding shares of CenturyLink Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of CenturyLink Stock Options or CenturyLink RSUs or pursuant to the CenturyLink Stock Plans, the CenturyLink ESPP or the CenturyLink DRIP will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Louisiana Business Corporation Law (the “LBCL”), the CenturyLink Articles, the CenturyLink By-laws or any Contract to which CenturyLink is a party or otherwise bound. The shares of CenturyLink Common Stock constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the LBCL, the CenturyLink Articles, the CenturyLink By-laws or any Contract to which CenturyLink is a party or otherwise bound. Except as set forth above in this Section 3.03 or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of CenturyLink or any CenturyLink Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of CenturyLink or any CenturyLink Subsidiary or any securities of CenturyLink or any CenturyLink Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, CenturyLink or any CenturyLink Subsidiary, (y) any warrants, calls, options or other rights to acquire from CenturyLink or any CenturyLink Subsidiary, or any other obligation of CenturyLink or any CenturyLink Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, CenturyLink or any CenturyLink Subsidiary, or (z) any rights issued by or other obligations of CenturyLink or any CenturyLink Subsidiary that are linked in any way to the price of any class of CenturyLink Capital Stock or any shares of capital stock of any CenturyLink Subsidiary, the value of CenturyLink, any CenturyLink Subsidiary or any part of CenturyLink or any CenturyLink Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of CenturyLink or any CenturyLink Subsidiary. Except for acquisitions, or deemed acquisitions, of CenturyLink Common Stock or other equity securities of CenturyLink in connection with (i) the payment of the exercise price of CenturyLink Stock Options with CenturyLink Common Stock (including but not limited to in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of CenturyLink Stock Options, the vesting of CenturyLink Restricted Shares or CenturyLink RSUs and the vesting or delivery of other awards pursuant to the CenturyLink Stock Plans and (iii) forfeitures of CenturyLink Stock Options, CenturyLink Restricted Shares and CenturyLink RSUs, there are not any outstanding obligations of CenturyLink or any of the CenturyLink Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of CenturyLink or any CenturyLink Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. With respect to CenturyLink Stock Options, (i) each grant of a CenturyLink Stock Option was duly authorized no later than the date on which the grant of such CenturyLink Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the CenturyLink Board (or a duly constituted and authorized committee thereof or subcommittee thereof), and (ii) the per share exercise price of each CenturyLink Stock Option was at least equal to the fair market value of a share of CenturyLink Common Stock on the applicable Grant Date. There are no bonds, debentures, notes or other Indebtedness of CenturyLink having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of CenturyLink may vote (“CenturyLink Voting Debt”). Neither CenturyLink nor any of the CenturyLink Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, CenturyLink. Except for this Agreement, neither CenturyLink nor any of the CenturyLink Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of CenturyLink or any of the CenturyLink Subsidiaries.

Section 3.04.  Authority; Execution and Delivery; Enforceability.  (a) Each of CenturyLink and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Share Issuance, to the receipt of the CenturyLink Shareholder Approval and, in the case of the Merger, for the approval of this Agreement by CenturyLink as the sole stockholder of Merger Sub. The Board of Directors of CenturyLink (the “CenturyLink Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of CenturyLink was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of CenturyLink and its shareholders, (iii) recommending that CenturyLink’s shareholders vote in favor of approval of the issuance of CenturyLink Common Stock constituting the Merger Consideration (the “Share Issuance”) and directing that the Share Issuance be submitted to CenturyLink’s shareholders for approval at a duly held meeting of such shareholders for such purpose (the “CenturyLink Shareholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Board of Directors of Merger Sub has adopted resolutions (i) approving the execution, delivery and performance of this Agreement, (ii) determining that the terms of this Agreement are in the best interests of Merger Sub and CenturyLink, as its sole stockholder, (iii) declaring this Agreement advisable and (iv) recommending that CenturyLink, as sole stockholder of Merger Sub, adopt this Agreement and directing that this Agreement be submitted to CenturyLink, as sole stockholder of Merger Sub, for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. CenturyLink, as sole stockholder of Merger Sub, will, immediately following the execution and delivery of this Agreement by each of the parties hereto, adopt this Agreement. Except (x) solely in the case of the Share Issuance, for the approval of the Share Issuance by the affirmative vote of the holders of a majority of the voting power of the shares of CenturyLink Common Stock and CenturyLink Preferred Stock represented in person or by proxy at the CenturyLink Shareholders Meeting, as required by Section 312.03(c) of the NYSE Listed Company Manual (the “CenturyLink Shareholder Approval”), and (y) solely in the case of the Merger, for the adoption of this Agreement by CenturyLink as the sole stockholder of Merger Sub, no other corporate proceedings on the part of CenturyLink or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). Each of CenturyLink and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Qwest, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) The CenturyLink By-laws render LBCL Sections 12:135 through 12:140.2 inapplicable to the Merger. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.05.  No Conflicts; Consents.  (a) The execution and delivery by each of CenturyLink and Merger Sub of this Agreement does not, and the performance by each of CenturyLink and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of CenturyLink or any CenturyLink Subsidiary under, any provision of (i) the CenturyLink Articles, the CenturyLink By-laws or the comparable charter or organizational documents of any CenturyLink Subsidiary (assuming that the CenturyLink Shareholder Approval is obtained), (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (a “Contract”) to which CenturyLink or any CenturyLink Subsidiary is a party or by which any of their respective properties or assets is bound or any CenturyLink Permit or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”), in each case, applicable to CenturyLink or any CenturyLink Subsidiary or their respective properties or assets (assuming that the CenturyLink Shareholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect (it being agreed that for purposes of this Section 3.05(a), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a CenturyLink Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or registration, declaration, notice or filing made to or with any Federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to CenturyLink or any CenturyLink Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by CenturyLink of the Merger Consideration, in which the Joint Proxy Statement will be included as a prospectus (the “Form S-4”), and (C) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation or similar Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which CenturyLink and Qwest are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) such Consents from, or registrations, declarations, notices or filings made to or with, the Federal Communications Commission (the “FCC”) or any other Governmental Entities (including State Regulators and local cable franchise authorities) (other than with respect to securities, antitrust, competition, trade regulation or similar Laws), in each case as may be required in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and are required with respect to mergers, business combinations or changes in control of telecommunications companies generally, (vi) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and the listing of the Merger Consideration and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect (it being agreed that for purposes of this Section 3.05(b), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a CenturyLink Material Adverse Effect has occurred or would reasonably be expected to occur)and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 3.06.  SEC Documents; Undisclosed Liabilities.  (a) CenturyLink has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by CenturyLink with the SEC since January 1, 2008 (such documents, together with any documents filed with the SEC during such period by CenturyLink on a voluntary basis on a Current Report on Form 8-K, but excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “CenturyLink SEC Documents”).

(b) Each CenturyLink SEC Document (i) at the time filed, complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such CenturyLink SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of CenturyLink included in the CenturyLink SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of CenturyLink and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in CenturyLink’s consolidated audited balance sheet as of December 31, 2009 (or the notes thereto) as included in the Filed CenturyLink SEC Documents and (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither CenturyLink nor any CenturyLink Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a CenturyLink Material Adverse Effect.

(d) Each of the chief executive officer of CenturyLink and the chief financial officer of CenturyLink (or each former chief executive officer of CenturyLink and each former chief financial officer of CenturyLink, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the CenturyLink SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. None of CenturyLink or any of the CenturyLink Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) CenturyLink maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of CenturyLink’s properties or assets.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by CenturyLink are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by CenturyLink in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of CenturyLink, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of CenturyLink to make the certifications required under the Exchange Act with respect to such reports.

(g) Neither CenturyLink nor any of the CenturyLink Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among CenturyLink and any of the CenturyLink Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, CenturyLink or any of the CenturyLink Subsidiaries in CenturyLink’s or such CenturyLink Subsidiary’s published financial statements or other CenturyLink SEC Documents.

(h) Since January 1, 2008, none of CenturyLink, CenturyLink’s independent accountants, the CenturyLink Board or the audit committee of the CenturyLink Board has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of CenturyLink, (y) “material weakness” in the internal controls over financial reporting of CenturyLink or (z) fraud, whether or not material, that involves management or other employees of CenturyLink who have a significant role in the internal controls over financial reporting of CenturyLink. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(i) None of the CenturyLink Subsidiaries is, or has at any time since January 1, 2008 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.07.  Information Supplied.  None of the information supplied or to be supplied by CenturyLink or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of CenturyLink’s shareholders and Qwest’s stockholders or at the time of each of the CenturyLink Shareholders Meeting and the Qwest Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by CenturyLink or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by Qwest for inclusion or incorporation by reference therein. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by CenturyLink or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by Qwest for inclusion or incorporation by reference therein.

Section 3.08.  Absence of Certain Changes or Events.  Since January 1, 2010, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a CenturyLink Material Adverse Effect. From January 1, 2010 to the date of this Agreement, each of CenturyLink and the CenturyLink Subsidiaries has conducted its respective business in the ordinary course in all material respects, and during such period there has not occurred:

(a) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock or voting securities of, or other equity interests in, CenturyLink or the capital stock or voting securities of, or other equity interests in, any of the CenturyLink Subsidiaries (other than (x) regular quarterly cash dividends in an amount not exceeding $0.725 per share of CenturyLink Common Stock and (y) dividends or other distributions by a direct or indirect wholly owned CenturyLink Subsidiary to its parent) or any repurchase for value by CenturyLink of any capital stock or voting securities of, or other equity interests in, CenturyLink or the capital stock or voting securities of, or other equity interests in, any of the CenturyLink Subsidiaries;

(b) any incurrence of material Indebtedness for borrowed money or any guarantee of such Indebtedness for another Person, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of CenturyLink or any CenturyLink Subsidiary other than the issuance of commercial paper or draws on existing revolving credit facilities in the ordinary course of business;

(c) (i) any transfer, lease, license, sale, mortgage, pledge or other disposal or encumbrance of any of CenturyLink’s or CenturyLink’s Subsidiaries’ property or assets outside of the ordinary course of business consistent with past practice with a fair market value in excess of $10,000,000 or (ii) any acquisitions of businesses, whether by merger, consolidation, purchase of property or assets or otherwise;

(d) (i) any granting by CenturyLink or any CenturyLink Subsidiary to any current or former director or officer of CenturyLink or any CenturyLink Subsidiary of any material increase in compensation, bonus or fringe or other benefits or any granting of any type of compensation or benefits to any such Person not previously receiving or entitled to receive such type of compensation or benefits, except in the ordinary course of business consistent with past practice or as was required under any CenturyLink Benefit Plan in effect as of January 1, 2010, (ii) any granting by CenturyLink or any CenturyLink Subsidiary to any Person of any severance, retention, change in control or termination compensation or benefits or any material increase therein, except with respect to new hires and promotions in the ordinary course of business and except as was required under any CenturyLink Benefit Plan in effect as of January 1, 2010, or (iii) any entry into or adoption of any material CenturyLink Benefit Plan or any material amendment of any such material CenturyLink Benefit Plan;

(e) any change in accounting methods, principles or practices by CenturyLink or any CenturyLink Subsidiary, except insofar as may have been required by a change in GAAP; or

(f) any material elections or changes thereto with respect to Taxes by CenturyLink or any CenturyLink Subsidiary or any settlement or compromise by CenturyLink or any CenturyLink Subsidiary of any material Tax liability or refund, other than in the ordinary course of business.

Section 3.09.  Taxes.  (a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect: (i) each of CenturyLink and each CenturyLink Subsidiary has timely filed, taking into account any extensions, all Tax Returns required to have been filed and such Tax Returns are accurate and complete; (ii) each of CenturyLink and each CenturyLink Subsidiary has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; and (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against CenturyLink or any CenturyLink Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(b) Neither CenturyLink nor any CenturyLink Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among CenturyLink and wholly owned CenturyLink Subsidiaries).

(c) Within the past two years, neither CenturyLink nor any CenturyLink Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(d) Neither CenturyLink nor any CenturyLink Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law).

(e) Neither CenturyLink nor any CenturyLink Subsidiary has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 3.10.  Benefits Matters; ERISA Compliance.  (a) Section 3.10 of the CenturyLink Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying any CenturyLink Benefit Plan. CenturyLink has delivered or made available to Qwest true and complete copies of (i) all material CenturyLink Benefit Plans or, in the case of any unwritten material CenturyLink Benefit Plan, a description thereof, (ii) the most recent annual report on Form 5500 (other than Schedule SSA thereto) filed with the Internal Revenue Service (the “IRS”) with respect to each material CenturyLink Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each material CenturyLink Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to any material CenturyLink Benefit Plan and (v) the most recent financial statements and actuarial reports for each CenturyLink Benefit Plan (if any). For purposes of this Agreement, “CenturyLink Benefit Plans” means, collectively (i) all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), other than any plan which is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “CenturyLink Multiemployer Plan”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements or understandings providing, or designed to provide, material benefits to any current or former directors, officers, employees or consultants of CenturyLink or any CenturyLink Subsidiary and (ii) all employment, consulting, indemnification, severance, retention, change of control or termination agreements or arrangements (including collective bargaining agreements) between CenturyLink or any CenturyLink Subsidiary and any current or former directors, officers, employees or consultants of CenturyLink or any CenturyLink Subsidiary.

(b) All CenturyLink Benefit Plans which are intended to be qualified and exempt from Federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, have been the subject of, have timely applied for or have not been eligible to apply for, as of the date of this Agreement, determination letters from the IRS to the effect that such CenturyLink Benefit Plans and the trusts created thereunder are so qualified and tax-exempt, and no such determination letter has been revoked nor, to the Knowledge of CenturyLink, has revocation been threatened, nor has any such CenturyLink Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

(c) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect, (i) no CenturyLink Benefit Plan which is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or Section 4971 of the Code (a “CenturyLink Pension Plan”) had, as of the respective last annual valuation date for each such CenturyLink Pension Plan, an “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to Qwest, (ii) none of the CenturyLink Pension Plans either (A) has an “accumulated funding deficiency” or (B) has failed to meet any “minimum funding standards”, as applicable (as such terms are defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (iii) none of CenturyLink, any CenturyLink Subsidiary, any officer of CenturyLink or any CenturyLink Subsidiary or any of the CenturyLink Benefit Plans which are subject to ERISA, including the CenturyLink Pension Plans, any trust created thereunder or, to the Knowledge of CenturyLink, any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject CenturyLink, any CenturyLink Subsidiary or any officer of CenturyLink or any CenturyLink Subsidiary to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law, (iv) no CenturyLink Benefit Plans and trusts have been terminated, nor is there any intention or expectation to terminate CenturyLink Benefit Plans and trusts, (v) no CenturyLink Benefit Plans and trusts are the subject of any proceeding by any Person, including any Governmental Entity, that could be reasonably expected to result in a termination of any CenturyLink Benefit Plan or trust, (vi) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any CenturyLink Pension Plan during the last six years as to which the 30-day advance-notice requirement has not been waived and (vii) neither CenturyLink nor any CenturyLink Subsidiary has, or within the past six years had, contributed to, been required to contribute to, or has any liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any CenturyLink Multiemployer Plan.

(d) With respect to each CenturyLink Benefit Plan that is an employee welfare benefit plan, such CenturyLink Benefit Plan (including any CenturyLink Benefit Plan covering retirees or other former employees) may be amended to reduce benefits or limit the liability of CenturyLink or the CenturyLink Subsidiaries or terminated, in each case, without material liability to CenturyLink and the CenturyLink Subsidiaries on or at any time after the Effective Time.

(e) No CenturyLink Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law).

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect, (i) each CenturyLink Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such CenturyLink Benefit Plan and (ii) CenturyLink and each of the CenturyLink Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the CenturyLink Benefit Plans.

(g) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect, there are no pending or, to the Knowledge of CenturyLink, threatened claims by or on behalf of any participant in any of the CenturyLink Benefit Plans, or otherwise involving any such CenturyLink Benefit Plan or the assets of any CenturyLink Benefit Plan, other than routine claims for benefits.

(h) None of the execution and delivery of this Agreement, the obtaining of the CenturyLink Shareholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any current or former director, officer, employee or consultant of CenturyLink or any of the CenturyLink Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any CenturyLink Benefit Plan or (C) result in any breach or violation of, default under or limit CenturyLink’s right to amend, modify or terminate any CenturyLink Benefit Plan.

(i) There has been no disallowance of a deduction under Section 162(m) or 280G of the Code for any amount paid or payable by CenturyLink or any CenturyLink Subsidiary as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise that has had or would be reasonably expected to have, individually or in the aggregate, a CenturyLink Material Adverse Effect.

(j) Each CenturyLink Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has since (i) January 1, 2005 been maintained and operated in good faith compliance with Section 409A of the Code and Notice 2005-1, (ii) October 3, 2004, not been “materially modified” (within the meaning of Notice 2005-1) and (iii) January 1, 2009, been in documentary and operational compliance in all material respects with Section 409A of the Code.

(k) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect, all contributions required to be made to any CenturyLink Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements set forth in the CenturyLink SEC Documents. Each CenturyLink Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) is unfunded.

(l) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect, there does not now exist, nor do any circumstances exist that are reasonably likely to result in, any Controlled Group Liability that would be a liability of CenturyLink or any CenturyLink Subsidiary following the Closing. Without limiting the generality of the foregoing, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect, neither CenturyLink nor any CenturyLink Subsidiary, nor any of their respective ERISA Affiliates, has engaged in any transaction described in (i) Section 4069 or (ii) Section 4204 or 4212 of ERISA with respect to any CenturyLink Multiemployer Plans.

(m) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect, all CenturyLink Benefit Plans subject to the laws of any jurisdiction outside the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 3.11.  Litigation.  There is no suit, action or other proceeding pending or, to the Knowledge of CenturyLink, threatened against CenturyLink or any CenturyLink Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a CenturyLink Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of CenturyLink, investigation by any Governmental Entity involving CenturyLink or any CenturyLink Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a CenturyLink Material Adverse Effect. Since the date of this Agreement, there has been no change, event or development in any suit, action or proceeding that was pending against CenturyLink or any CenturyLink Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a CenturyLink Material Adverse Effect (it being agreed that for purposes of this Section 3.11, effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a CenturyLink Material Adverse Effect has occurred or would reasonably be expected to occur).

Section 3.12.  Compliance with Applicable Laws.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect, CenturyLink and the CenturyLink Subsidiaries are in compliance with all applicable Laws and CenturyLink Permits, including all applicable rules, regulations, directives or policies of the FCC, State Regulators or any other Governmental Entity. To the Knowledge of CenturyLink, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect, no action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that CenturyLink or a CenturyLink Subsidiary is not in compliance with any applicable Law or CenturyLink Permit or which challenges or questions the validity of any rights of the holder of any CenturyLink Permit. This section does not relate to Tax matters, employee benefits matters, environmental matters or Intellectual Property Rights matters, which are the subjects of Sections 3.09, 3.10, 3.13 and 3.16, respectively.

Section 3.13.  Environmental Matters.  (a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect:

(i) CenturyLink and the CenturyLink Subsidiaries are in compliance with all Environmental Laws, and neither CenturyLink nor any CenturyLink Subsidiary has received any written communication from a Governmental Entity that alleges that CenturyLink or any CenturyLink Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit issued pursuant to Environmental Law;

(ii) CenturyLink and the CenturyLink Subsidiaries have obtained and are in compliance with all Permits issued pursuant to any Environmental Law applicable to CenturyLink, the CenturyLink Subsidiaries and the CenturyLink Properties and all such Permits are valid and in good standing and will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement (it being agreed that for purposes of this Section 3.13(a)(ii), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a CenturyLink Material Adverse Effect has occurred or would reasonably be expected to occur);

(iii) there are no Environmental Claims pending or, to the Knowledge of CenturyLink, threatened against CenturyLink or any of the CenturyLink Subsidiaries;

(iv) there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against CenturyLink or any of the CenturyLink Subsidiaries or against any Person whose liabilities for such Environmental Claims CenturyLink or any of the CenturyLink Subsidiaries has, or may have, retained or assumed, either contractually or by operation of Law; and

(v) neither CenturyLink nor any of the CenturyLink Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against CenturyLink or any of the CenturyLink Subsidiaries.

(b) As used herein:

(i) “Environmental Claim” means any administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written or oral notices of noncompliance or violation by or from any Person alleging liability of whatever kind or nature arising out of, based on or resulting from (y) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (z) the failure to comply with any Environmental Law or any Permit issued pursuant to Environmental Law.

(ii) “Environmental Laws” means all applicable Federal, national, state, provincial or local Laws, Judgments, or Contracts issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, natural resources or protection of endangered or threatened species, human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

(iii) “Hazardous Materials” means (y) any petroleum or petroleum products, explosive or radioactive materials or wastes, asbestos in any form, and polychlorinated biphenyls; and (z) any other chemical,

material, substance or waste that in relevant form or concentration is prohibited, limited or regulated under any Environmental Law.

(iv) “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

Section 3.14.  Contracts.  (a) As of the date of this Agreement, neither CenturyLink nor any CenturyLink Subsidiary is a party to any Contract required to be filed by CenturyLink as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed CenturyLink Contract”) that has not been so filed.

(b) Section 3.14 of the CenturyLink Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and CenturyLink has made available to Qwest true and complete copies, of (i) other than CenturyLink Permits imposing geographical limitations on operations, each agreement, Contract, understanding, or undertaking to which CenturyLink or any of the CenturyLink Subsidiaries is a party that restricts in any material respect the ability of CenturyLink or its Affiliates to compete in any business or with any Person in any geographical area, (ii) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any material Indebtedness of CenturyLink or any of the CenturyLink Subsidiaries is outstanding or may be incurred, other than any such agreement between or among CenturyLink and the wholly owned CenturyLink Subsidiaries, (iii) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which CenturyLink or any of the CenturyLink Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the CenturyLink Subsidiaries, in each case material to CenturyLink and the CenturyLink Subsidiaries, taken as a whole, (iv) each indemnification, employment, consulting, or other material agreement, Contract, understanding or undertaking with (x) any member of the CenturyLink Board or (y) any executive officer of CenturyLink, in each case, other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Filed CenturyLink SEC Documents or Contracts terminable by CenturyLink or any of the CenturyLink Subsidiaries on no more than 30 days’ notice without liability or financial obligation to CenturyLink or any of the CenturyLink Subsidiaries, (v) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by CenturyLink or any of the CenturyLink Subsidiaries, with obligations remaining to be performed or liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business, (vi) each material hedge, collar, option, forward purchasing, swap, derivative, or similar agreement, Contract, understanding or undertaking, and (vii) each agreement containing any “standstill” provisions or provisions of similar effect to which CenturyLink or any of the CenturyLink Subsidiaries is a party or of which CenturyLink or any of the CenturyLink Subsidiaries is a beneficiary. Each agreement, understanding or undertaking of the type described in this Section 3.14(b) and each Filed CenturyLink Contract is referred to herein as a “CenturyLink Material Contract.”

(c) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect (it being agreed that for purposes of this Section 3.15(c), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a CenturyLink Material Adverse Effect has occurred or would reasonably be expected to occur), (i) each CenturyLink Material Contract (including, for purposes of this Section 3.14(c), any Contract entered into after the date of this Agreement that would have been a CenturyLink Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of CenturyLink or one of the CenturyLink Subsidiaries, as the case may be, and, to the Knowledge of CenturyLink, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such CenturyLink Material Contract is in full force and effect, and (iii) none of CenturyLink or any of the CenturyLink Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such CenturyLink Material Contract and, to the Knowledge of CenturyLink, no other party to any such CenturyLink Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

Section 3.15.  Properties.  (a) CenturyLink and each CenturyLink Subsidiary has good and valid title to, or good and valid leasehold interests in, all their respective properties and assets (the “CenturyLink Properties”) except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect. The CenturyLink Properties are, in all respects, adequate and sufficient, and in satisfactory condition, to support the operations of CenturyLink and the CenturyLink Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect. All of the CenturyLink Properties are free and clear of all Liens, except for Liens on material CenturyLink Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material CenturyLink Properties to which they relate in the conduct of CenturyLink and the CenturyLink Subsidiaries as presently conducted and Liens on other CenturyLink Properties that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect. This Section 3.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 3.16.

(b) CenturyLink and each of the CenturyLink Subsidiaries has complied with the terms of all leases, subleases and licenses entitling it to the use of real property owned by third parties (“CenturyLink Leases”), and all CenturyLink Leases are valid and in full force and effect, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect. CenturyLink and each CenturyLink Subsidiary is in exclusive possession of the properties or assets purported to be leased under all the CenturyLink Leases, except for such failures to have such possession of material properties or assets as, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material properties and assets to which they relate in the conduct of CenturyLink and CenturyLink Subsidiaries as presently conducted and failures to have such possession of immaterial properties or assets as, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect.

Section 3.16.  Intellectual Property.  CenturyLink and the CenturyLink Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, trade secrets, designs, domain names, lists, data, databases, processes, methods, schematics, technology, know-how, documentation, and other proprietary intellectual property rights and any such rights in computer programs (collectively, “Intellectual Property Rights”) as used in their business as presently conducted, except where the failure to have the right to use such Intellectual Property Rights, individually or in the aggregate, has not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect. No actions, suits or other proceedings are pending or, to the Knowledge of CenturyLink, threatened that CenturyLink or any of the CenturyLink Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person with regard to any Intellectual Property Right, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect. To the Knowledge of CenturyLink, no Person is infringing, misappropriating or otherwise violating the rights of CenturyLink or any of the CenturyLink Subsidiaries with respect to any Intellectual Property Right owned by CenturyLink or any of the CenturyLink Subsidiaries, except for such infringement, misappropriation or violation that, individually or in the aggregate, has not had and would not reasonably be expected to have, a CenturyLink Material Adverse Effect. Since January 1, 2008, no prior or current employee or officer or any prior or current consultant or contractor of CenturyLink or any of the CenturyLink Subsidiaries has asserted or, to the Knowledge of CenturyLink, has any ownership in any Intellectual Property Rights used by CenturyLink or any of the CenturyLink Subsidiaries in the operation of their respective businesses, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a CenturyLink Material Adverse Effect.

Section 3.17.  Communications Regulatory Matters.  (a) CenturyLink and each CenturyLink Subsidiary hold (i) all approvals, authorizations, certificates and licenses issued by the FCC or the state or local public service or public utility commissions or other similar state or local regulatory bodies (“State Regulators”) that are required for CenturyLink and each CenturyLink Subsidiary to conduct its business, as presently conducted, which approvals, authorizations, certificates and licenses are set forth in Section 3.17(a)(i) of the CenturyLink Disclosure Letter, and (ii) all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to CenturyLink or any CenturyLink Subsidiary by a Governmental Entity that are required for CenturyLink and each CenturyLink Subsidiary to conduct its business, as presently conducted (clauses (i) and (ii) collectively, the “CenturyLink Licenses”).

(b) Each CenturyLink License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which has not had and would not reasonably be expected to have, individually or in the aggregate, a CenturyLink Material Adverse Effect. No CenturyLink License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements have not had and would not reasonably be expected to have, individually or in the aggregate, a CenturyLink Material Adverse Effect, or (ii) any pending regulatory proceeding or judicial review before a Governmental Entity, unless such pending regulatory proceeding or judicial review has not had and would not reasonably be expected to have, individually or in the aggregate, a CenturyLink Material Adverse Effect. CenturyLink has no Knowledge of any event, condition or circumstance that would preclude any CenturyLink License from being renewed in the ordinary course (to the extent that such CenturyLink License is renewable by its terms), except where the failure to be renewed has not had and would not reasonably be expected to have, individually or in the aggregate, a CenturyLink Material Adverse Effect.

(c) The licensee of each CenturyLink License is in compliance with each CenturyLink License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the Communications Act or the rules, regulations, policies, instructions and orders of the FCC (the “FCC Rules”) or similar rules, regulations, policies, instructions and orders of State Regulators, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, or would not reasonably be expected to have, individually or in the aggregate, a CenturyLink Material Adverse Effect.

(d) CenturyLink or a CenturyLink Subsidiary owns 100% of the equity and controls 100% of the voting power and decision-making authority of each licensee of the CenturyLink Licenses.

Section 3.18.  Agreements with Regulatory Agencies.  Neither CenturyLink nor any of the CenturyLink Subsidiaries is subject to any material cease-and-desist or other material order or enforcement action issued by, or is a party to any material written agreement, consent agreement or memorandum of understanding with, or is a party to any material commitment letter or similar undertaking to, or is subject to any material order or directive by, or has been ordered to pay any material civil money penalty by, any Governmental Entity (other than a taxing authority, which is covered by Section 3.09), other than those of general application that apply to similarly situated providers of the same services or their Subsidiaries (each item in this sentence, whether or not set forth in the CenturyLink Disclosure Letter, a “CenturyLink Regulatory Agreement”), nor has CenturyLink or any of the CenturyLink Subsidiaries been advised in writing since January 1, 2008, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such CenturyLink Regulatory Agreement.

Section 3.19.  Labor Matters.  As of the date of this Agreement, Section 3.19 of the CenturyLink Disclosure Letter sets forth a true and complete list of all collective bargaining or other labor union contracts applicable to any employees of CenturyLink or any of the CenturyLink Subsidiaries. To the Knowledge of CenturyLink, as of the date of this Agreement, no labor organization or group of employees of CenturyLink or any CenturyLink Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of CenturyLink, there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving CenturyLink or any CenturyLink Subsidiary. None of CenturyLink or any of the CenturyLink Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract applicable to any employees of CenturyLink or any of the CenturyLink Subsidiaries, except for any breaches, failures to comply or disputes that, individually or in the aggregate, have not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect. There are no written grievances or written complaints outstanding or, to the Knowledge of CenturyLink, threatened that individually or in the aggregate, has had or would reasonably be expected to have a CenturyLink Material Adverse Effect. CenturyLink has made available to Qwest true and complete copies of all collective bargaining agreements and other labor union contracts (including all amendments thereto) applicable to any employees of CenturyLink or any CenturyLink Subsidiary (the “CenturyLink CBAs”). Except as otherwise set forth in the CenturyLink CBAs, neither CenturyLink nor any CenturyLink Subsidiary (a) as of the date of this Agreement, has entered into any agreement, arrangement or understanding, whether written or oral, with any union, trade union, works council or other employee representative body or any material number or category of its employees which would prevent, restrict or materially impede the consummation of the Merger or other transactions contemplated by this Agreement or the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them) or (b) has any express commitment, whether legally enforceable or not, to, or not to, modify, change or terminate any CenturyLink Benefit Plan.

Section 3.20.  Brokers’ Fees and Expenses.  No broker, investment banker, financial advisor or other Person, other than Barclays Capital Inc., Evercore Group LLC and J.P. Morgan Securities Inc. (the “CenturyLink Financial Advisors”), the fees and expenses of which will be paid by CenturyLink, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of CenturyLink. CenturyLink will furnish to Qwest, promptly after the execution of such agreements, true and complete copies of all agreements between or among CenturyLink and/or Merger Sub and the CenturyLink Financial Advisors relating to the Merger or any of the other transactions contemplated by this Agreement.

Section 3.21.  Opinion of Financial Advisor.  The CenturyLink Board has received oral opinions from the CenturyLink Financial Advisors, to be confirmed in writing (with a copy provided solely for information purposes to Qwest promptly upon receipt by CenturyLink), to the effect that, as of the date of this Agreement, the consideration to be paid in the Merger by CenturyLink is fair to CenturyLink from a financial point of view.

Section 3.22.  Insurance.  Each of CenturyLink and the CenturyLink Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a CenturyLink Material Adverse Effect, each insurance policy of CenturyLink or any CenturyLink Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policies is purported to be in effect, and neither CenturyLink nor any of the CenturyLink Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by CenturyLink or any of the CenturyLink Subsidiaries pending under any such policies that (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (b) if not paid would constitute a CenturyLink Material Adverse Effect.

Section 3.23.  Merger Sub.  CenturyLink is the sole stockholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 3.24.  Affiliate Transactions.  Except for (i) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed CenturyLink SEC Documents, (ii) CenturyLink Benefits Plans or (iii) Contracts or arrangements entered into in the ordinary course of business with customers, suppliers or service providers, Section 3.24 of the CenturyLink Disclosure Letter sets forth a correct and complete list of the contracts or arrangements that are in existence as of the date of this Agreement between CenturyLink any of its Subsidiaries, on the one hand, and, on the other hand, any (x) present executive officer or director of either CenturyLink or any of the CenturyLink Subsidiaries or any person that has served as such an executive officer or director within the last five years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than 5% of the shares of CenturyLink Common Stock as of the date hereof or (z) to the Knowledge of CenturyLink, any affiliate of any such officer, director or owner (other than CenturyLink or any of the CenturyLink Subsidiaries).

Section 3.25.  Foreign Corrupt Practices Act.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect, (a) CenturyLink and its Affiliates, directors, officers and employees have complied with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) (the “Foreign Corrupt Practices Act”), and any other applicable anticorruption or antibribery laws; (b) CenturyLink and its Affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws; and (c) except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other applicable Laws), neither CenturyLink nor any of its Affiliates, directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any applicable Law, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent, (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

Section 3.26.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, Qwest acknowledges that none of CenturyLink, the CenturyLink Subsidiaries or any other Person on behalf of CenturyLink makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE IV

Representations and Warranties of Qwest

Qwest represents and warrants to CenturyLink and Merger Sub that the statements contained in this Article IV are true and correct except as set forth in the Qwest SEC Documents filed and publicly available after January 1, 2010 and prior to the date of this Agreement (the “Filed Qwest SEC Documents”) (excluding any disclosures in the Filed Qwest SEC Documents in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature) or in the disclosure letter delivered by Qwest to CenturyLink at or before the execution and delivery by Qwest of this Agreement (the “Qwest Disclosure Letter”). The Qwest Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

Section 4.01.  Organization, Standing and Power.  Each of Qwest and each of Qwest’s Subsidiaries (the “Qwest Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Qwest Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Qwest Material Adverse Effect. Each of Qwest and the Qwest Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Qwest Permits”), except where the failure to have such power or authority or to possess Qwest Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Qwest Material Adverse Effect. Each of Qwest and the Qwest Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Qwest Material Adverse Effect. Qwest has delivered or made available to CenturyLink, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of Qwest in effect as of the date of this Agreement (the “Qwest Charter”) and the by-laws of Qwest in effect as of the date of this Agreement (the “Qwest By-laws”).

Section 4.02.  Qwest Subsidiaries.  (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Qwest Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Qwest, by another Qwest Subsidiary or by Qwest and another Qwest Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 4.02(a) of the Qwest Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Qwest Subsidiaries.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Qwest Subsidiaries, neither Qwest nor any Qwest Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity.

Section 4.03.  Capital Structure.  (a) The authorized capital stock of Qwest consists of 5,000,000,000 shares of Qwest Common Stock and 200,000,000 shares of preferred stock, par value $1.00 per share (the “Qwest Preferred Stock” and together with the Qwest Common Stock, the “Qwest Capital Stock”). At the close of business on April 19, 2010, (i) 1,735,923,600 shares of Qwest Common Stock were issued and outstanding (excluding treasury and rabbi trust shares), of which 13,015,655 were Qwest Restricted Shares, (ii) no shares of Qwest Preferred Stock were issued and outstanding, (iii) 10,830,529 shares of Qwest Common Stock were held by Qwest in its treasury, (iv) 21,868 shares of Qwest Common Stock were held by Qwest in rabbi trust, (v) 173,592,360 shares of Qwest Common Stock were reserved and available for issuance pursuant to the Qwest Stock Plans, of which (A) 60,411,831 shares were issuable upon exercise of outstanding Qwest Stock Options and (B) 35,714,000 shares were potentially issuable under outstanding Qwest performance shares (assuming payout of 200%, which is the maximum attainable), (vi) 5,351,707 shares of Qwest Common Stock were reserved for issuance under the Qwest Employee Stock Purchase Plan (the “Qwest ESPP”), (vii) 24,519,454 shares of Qwest Common Stock were reserved for issuance under the Qwest Savings and Investment Plan (the “Qwest 401(k) Plan”), (viii) 83,267 shares of Qwest Common Stock were reserved for issuance under the Qwest Equity Incentive Plan for Nonemployee Directors, (ix) 10,000,000 shares of Qwest Common Stock were reserved for issuance under the Qwest Nonqualified Employee Stock Purchase Plan (the “Qwest Nonqualified ESPP”), (x) 64,312,614 shares of Qwest Common Stock were reserved for issuance in connection with exchanges of Qwest debt securities for Qwest Common Stock, and (xi) the number of unissued shares of Qwest Common Stock as may be issuable upon conversion of Qwest’s 3.50% Convertible Senior Notes due 2025 (the “Qwest Convertible Notes”) were reserved for issuance. Except as set forth in this

Section 4.03(a), at the close of business on April 19, 2010, no shares of capital stock or voting securities of, or other equity interests in, Qwest were issued, reserved for issuance or outstanding. From the close of business on April 19, 2010 to the date of this Agreement, there have been no issuances by Qwest of shares of capital stock or voting securities of, or other equity interests in, Qwest, other than the issuance of Qwest Common Stock upon the exercise of Qwest Stock Options outstanding at the close of business on April 19, 2010 and in accordance with their terms in effect at such time.

(b) All outstanding shares of Qwest Common Stock (including Qwest Restricted Shares) are, and, at the time of issuance, all such shares that may be issued upon the exercise of Qwest Stock Options or pursuant to the Qwest Stock Plans or the Qwest ESPP will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Qwest Charter, the Qwest By-laws or any Contract to which Qwest is a party or otherwise bound. Except as set forth above in this Section 4.03, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Qwest or any Qwest Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of Qwest or any Qwest Subsidiary or any securities of Qwest or any Qwest Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Qwest or any Qwest Subsidiary, (y) any warrants, calls, options or other rights to acquire from Qwest or any Qwest Subsidiary, or any other obligation of Qwest or any Qwest Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Qwest or any Qwest Subsidiary or (z) any rights issued by or other obligations of Qwest or any Qwest Subsidiary that are linked in any way to the price of any class of Qwest Capital Stock or any shares of capital stock of any Qwest Subsidiary, the value of Qwest, any Qwest Subsidiary or any part of Qwest or any Qwest Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Qwest or any Qwest Subsidiary. Except for acquisitions, or deemed acquisitions, of Qwest Common Stock or other equity securities of Qwest in connection with (i) the payment of the exercise price of Qwest Stock Options with Qwest Common Stock (including but not limited to in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of Qwest Stock Options, the vesting of Qwest Restricted Shares and the vesting or delivery of other awards pursuant to the Qwest Stock Plans, and (iii) forfeitures of Qwest Stock Options and Qwest Restricted Shares, there are not any outstanding obligations of Qwest or any of the Qwest Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Qwest or any Qwest Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. With respect to Qwest Stock Options, (i) each grant of a Qwest Stock Option was duly authorized no later than the Grant Date for such option by all necessary corporate action, including, as applicable, approval by the Qwest Board (or a duly constituted and authorized committee or subcommittee thereof), and (ii) the per share exercise price of each Qwest Stock Option was at least equal to the fair market value of a share of Qwest Common Stock on the applicable Grant Date. There are no debentures, bonds, notes or other Indebtedness of Qwest having the right to vote (or, other than the Qwest Convertible Notes, convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Qwest may vote (“Qwest Voting Debt”). Neither Qwest nor any of the Qwest Subsidiaries is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Qwest. Neither Qwest nor any of the Qwest Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Qwest or any of the Qwest Subsidiaries.

(c) Qwest has the right to call all of the outstanding Qwest Convertible Notes for redemption at a redemption price in cash equal to 100% of the principal amount thereof, together with accrued and unpaid interest, on November 20, 2010, and if any holder of Qwest Convertible Notes exercises its conversion rights thereunder, Qwest has the right to pay cash in lieu of all shares that would otherwise be issuable upon such conversion. The Qwest Convertible Notes are not, as of the date hereof, convertible by the holders thereof and Qwest has not issued any shares of Qwest Common Stock upon conversion of the Qwest Convertible Notes.

Section 4.04.  Authority; Execution and Delivery; Enforceability.  (a) Qwest has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the receipt of the Qwest Stockholder Approval. The Board of Directors of Qwest (the “Qwest Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of Qwest was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of Qwest and its stockholders, (iii) declaring this Agreement advisable and (iv) recommending that Qwest’s stockholders adopt this Agreement and directing that this Agreement be submitted to Qwest’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Qwest Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the adoption of this Agreement by the affirmative vote of a majority of the outstanding shares of Qwest Common Stock entitled to vote at the Qwest Stockholders Meeting (the “Qwest Stockholder Approval”), no other corporate proceedings on the part of Qwest are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). Qwest has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by CenturyLink and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) The Qwest Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 4.05.  No Conflicts; Consents.  (a) The execution and delivery by Qwest of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement (including, without limitation, the redemption of the Qwest Convertible Notes) will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Qwest or any Qwest Subsidiary under, any provision of (i) the Qwest Charter, the Qwest By-laws or the comparable charter or organizational documents of any Qwest Subsidiary (assuming that the Qwest Stockholder Approval is obtained), (ii) any Contract to which Qwest or any Qwest Subsidiary is a party or by which any of their respective properties or assets is bound or any Qwest Permit or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law, in each case, applicable to Qwest or any Qwest Subsidiary or their respective properties or assets (assuming that the Qwest Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect (it being agreed that for purposes of this Section 4.05(a), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Qwest Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to Qwest or any Qwest Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4, and (C) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the HSR Act, and such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation or similar Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which CenturyLink and Qwest are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) such Consents from, or registrations, declarations, notices or filings made to or with, the FCC or any other Governmental Entities (including State Regulators and local cable franchise authorities) (other than with respect to securities, antitrust, competition, trade regulation or similar Laws), in each case as may be required in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and are required with respect mergers, business combinations or changes in control of telecommunications companies generally, (vi) such filings with and approvals of the NYSE as are required to permit the consummation of the Merger and the listing of the Merger Consideration and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect (it being agreed that for purposes of this Section 4.05(b), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Qwest Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.06.  SEC Documents; Undisclosed Liabilities.  (a) Qwest has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Qwest with the SEC since January 1, 2008 (such documents, together with any documents filed with the SEC during such period by Qwest on a voluntary basis on a Current Report on Form 8-K, but excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “Qwest SEC Documents”).

(b) Each Qwest SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Qwest SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Qwest included in the Qwest SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Qwest and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in Qwest’s consolidated audited balance sheet as of December 31, 2009 (or the notes thereto) as included in the Filed Qwest SEC Documents and (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, neither Qwest nor any Qwest Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Qwest Material Adverse Effect.

(d) Each of the chief executive officer of Qwest and the chief financial officer of Qwest (or each former chief executive officer of Qwest and each former chief financial officer of Qwest, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Qwest SEC Documents, and the statements contained in such certifications are true and accurate. None of Qwest or any of the Qwest Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) Qwest maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Qwest’s properties or assets.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Qwest are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Qwest in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Qwest, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Qwest to make the certifications required under the Exchange Act with respect to such reports.

(g) Neither Qwest nor any of the Qwest Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Qwest and any of the Qwest Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Qwest or any of the Qwest Subsidiaries in Qwest’s or such Qwest Subsidiary’s published financial statements or other Qwest SEC Documents.

(h) Since January 1, 2008, none of Qwest, Qwest’s independent accountants, the Qwest Board or the audit committee of the Qwest Board has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of Qwest, (y) “material weakness” in the internal controls over financial reporting of Qwest or (z) fraud, whether or not material, that involves management or other employees of Qwest who have a significant role in the internal controls over financial reporting of Qwest.

(i) None of the Qwest Subsidiaries other than Qwest Corporation is, or has at any time since January 1, 2008 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 4.07.  Information Supplied.  None of the information supplied or to be supplied by Qwest for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of CenturyLink’s shareholders and Qwest’s stockholders or at the time of each of the CenturyLink Shareholders Meeting and the Qwest Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Qwest with respect to statements made or incorporated by reference therein based on information supplied by CenturyLink or Merger Sub for inclusion or incorporation by reference therein.

Section 4.08.  Absence of Certain Changes or Events.  Since January 1, 2010, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Qwest Material Adverse Effect. From January 1, 2010 to the date of this Agreement, each of Qwest and the Qwest Subsidiaries has conducted its respective business in the ordinary course in all material respects, and during such period there has not occurred:

(a) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock or voting securities of, or other equity interests in, Qwest or the capital stock or voting securities of, or other equity interests in, any of the Qwest Subsidiaries (other than (x) regular quarterly cash dividends in an amount not exceeding $0.08 per share of Qwest Common Stock and (y) dividends or other distributions by a direct or indirect wholly owned Qwest Subsidiary to its parent) or any repurchase for value by Qwest of any capital stock or voting securities of, or other equity interests in, Qwest or the capital stock or voting securities of, or other equity interests in, any of the Qwest Subsidiaries;

(b) any incurrence of material Indebtedness for borrowed money or any guarantee of such Indebtedness for another Person, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of Qwest or any Qwest Subsidiary other than the issuance of commercial paper or draws on existing revolving credit facilities in the ordinary course of business;

(c) (i) any transfer, lease, license, sale, mortgage, pledge or other disposal or encumbrance of any of Qwest’s or Qwest’s Subsidiaries’ property or assets outside of the ordinary course of business consistent with past practice with a fair market value in excess of $10,000,000 or (ii) any acquisitions of businesses, whether by merger, consolidation, purchase of property or assets or otherwise;

(d) (i) any granting by Qwest or any Qwest Subsidiary to any current or former director or officer of Qwest or any Qwest Subsidiary of any material increase in compensation, bonus or fringe or other benefits or any granting of any type of compensation or benefits to any such Person not previously receiving or entitled to receive such type of compensation or benefits, except in the ordinary course of business consistent with past practice or as was required under any Qwest Benefit Plan in effect as of January 1, 2010, (ii) any granting by Qwest or any Qwest Subsidiary to any Person of any severance, retention, change in control or termination compensation or benefits or any material increase therein, except with respect to new hires and promotions in the ordinary course of business and except as was required under any Qwest Benefit Plan in effect as of January 1, 2010, or (iii) any entry into or adoption of any material Qwest Benefit Plan or any material amendment of any such material Qwest Benefit Plan;

(e) any change in accounting methods, principles or practices by Qwest or any Qwest Subsidiary, except insofar as may have been required by a change in GAAP; or

(f) any material elections or changes thereto with respect to Taxes by Qwest or any Qwest Subsidiary or any settlement or compromise by Qwest or any Qwest Subsidiary of any material Tax liability or refund, other than in the ordinary course of business.

Section 4.09.  Taxes.  (a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect: (i) each of Qwest and each Qwest Subsidiary has timely filed, taking into account any extensions, all Tax Returns required to have been filed and such Tax Returns are accurate and complete; (ii) each of Qwest and each Qwest Subsidiary has paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; and (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against Qwest or any Qwest Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(b) Neither Qwest nor any Qwest Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Qwest and wholly owned Qwest Subsidiaries).

(c) Within the past two years, neither Qwest nor any Qwest Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(d) Neither Qwest nor any Qwest Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law).

(e) Neither Qwest nor any Qwest Subsidiary has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(f) The consolidated net operating loss of Qwest and its U.S. Subsidiaries as of December 31, 2009 is not materially less than $5.77 billion. Except in connection with the transactions contemplated by this Agreement, these losses are not subject to limitation pursuant to Section 382 of the Code or the separate return limited year restrictions contained in the Treasury Regulations. If December 31, 2009 is treated as a testing date for purposes of Section 382, the percentage of Qwest Common Stock owned by 5-percent shareholders (as defined in Section 382 of the Code and accompanying Treasury Regulations) has increased by less than 26 percentage points over the lowest percentage of Qwest Common Stock held by such 5-percent shareholders over the testing period, and Schedule 4.09(f) sets forth the five-percent shareholders whose Common Stock ownership Qwest is required to determine (within the meaning of Section 382 of the Code and accompanying Treasury Regulations), their percentage ownership of Qwest Common Stock, and their lowest percentage ownership of Qwest Common Stock over the testing period. Except in connection with the transactions contemplated by this Agreement, none of the state net operating losses of Qwest and its U.S. Subsidiaries is subject to limitation pursuant to any state tax law similar to Section 382 of the Code. Qwest will use its reasonable best efforts to ensure that the entity identified under the heading “Specified Entity” on Section 4.09(f) of the Qwest Disclosure Letter will satisfy the gross receipts test contained in Section 165(g)(3)(B) of the Code.

Section 4.10.  Benefits Matters; ERISA Compliance.  (a) Section 4.10(a) of the Qwest Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying any Qwest Benefit Plan. Qwest has delivered or made available to CenturyLink true and complete copies of (i) all material Qwest Benefit Plans or, in the case of any unwritten material Qwest Benefit Plan, a description thereof, (ii) the most recent annual report on Form 5500 (other than Schedule SSA thereto) filed with the IRS with respect to each material Qwest Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each material Qwest Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to any material Qwest Benefit Plan and (v) the most recent financial statements and actuarial reports for each Qwest Benefit Plan (if any). For purposes of this Agreement, “Qwest Benefit Plans” means, collectively (i) all “employee pension benefit plans” (as defined in Section 3(2) of ERISA), other than any plan which is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Qwest Multiemployer Plan”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements or understandings providing, or designed to provide, material benefits to any current or former directors, officers, employees or consultants of Qwest or any Qwest Subsidiary and (ii) all employment, consulting, indemnification, severance, retention, change of control or termination agreements or arrangements (including collective bargaining agreements) between Qwest or any Qwest Subsidiary and any current or former directors, officers, employees or consultants of Qwest or any Qwest Subsidiary.

(b) All Qwest Benefit Plans which are intended to be qualified and exempt from Federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, have been the subject of or have timely applied for, as of the date of this Agreement, determination letters from the IRS to the effect that such Qwest Benefit Plans and the trusts created thereunder are so qualified and tax-exempt, and no such determination letter has been revoked nor, to the Knowledge of Qwest, has revocation been threatened, nor has any such Qwest Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

(c) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect, (i) no Qwest Benefit Plan which is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or Section 4971 of the Code (a “Qwest Pension Plan”) had, as of the respective last annual valuation date for each such Qwest Pension Plan, an “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to CenturyLink, (ii) none of the Qwest Pension Plans either (A) has an “accumulated funding deficiency” or (B) has failed to meet any “minimum funding standards”, as applicable (as such terms are defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (iii) none of Qwest, any Qwest Subsidiary, any officer of Qwest or any Qwest Subsidiary or any of the Qwest Benefit Plans which are subject to ERISA, including the Qwest Pension Plans, any trust created thereunder or, to the Knowledge of Qwest, any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject Qwest, any Qwest Subsidiary or any officer of Qwest or any Qwest Subsidiary to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law, (iv) no Qwest Benefit Plans and trusts have been terminated, nor is there any intention or expectation to terminate any Qwest Benefit Plans and trusts, (v) no Qwest Benefit Plans and trusts are the subject of any proceeding by any Person, including any Governmental Entity, that could be reasonably expected to result in a termination of any Qwest Benefit Plan or trust, (vi) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any Qwest Pension Plan during the last six years as to which the 30-day advance-notice requirement has not been waived and (vii) neither Qwest nor any Qwest Subsidiary has, or within the past six years had, contributed to, been required to contribute to, or has any liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any Qwest Multiemployer Plan.

(d) With respect to each Qwest Benefit Plan that is an employee welfare benefit plan, such Qwest Benefit Plan (including any Qwest Benefit Plan covering retirees or other former employees) may be amended to reduce benefits or limit the liability of Qwest or the Qwest Subsidiaries or terminated, in each case, without material liability to Qwest and the Qwest Subsidiaries on or at any time after the Effective Time.

(e) No Qwest Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law).

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect, (i) each Qwest Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Qwest Benefit Plan and (ii) Qwest and each of the Qwest Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Qwest Benefit Plans.

(g) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect, there are no pending or, to the Knowledge of Qwest, threatened claims by or on behalf of any participant in any of the Qwest Benefit Plans, or otherwise involving any such Qwest Benefit Plan or the assets of any Qwest Benefit Plan, other than routine claims for benefits.

(h) None of the execution and delivery of this Agreement, the obtaining of the Qwest Stockholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (A) entitle any current or former director, officer, employee or consultant of Qwest or any of the Qwest Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Qwest Benefit Plan or (C) result in any breach or violation of, default under or limit Qwest’s right to amend, modify or terminate any Qwest Benefit Plan.

(i) There has been no disallowance of a deduction under Section 162(m) or 280G of the Code for any amount paid or payable by Qwest or any Qwest Subsidiary as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, that has had or would be reasonably expected to have, individually or in the aggregate, a Qwest Material Adverse Effect.

(j) Each Qwest Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has since (i) January 1, 2005 been maintained and operated in good faith compliance with Section 409A of the Code and Notice 2005-1, (ii) October 3, 2004, not been “materially modified” (within the meaning of Notice 2005-1) and (iii) January 1, 2009, been in documentary and operational compliance in all material respects with Section 409A of the Code.

(k) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Qwest Material Adverse Effect, all contributions required to be made to any Qwest Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements set forth in the Qwest SEC Documents. Each Qwest Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) is unfunded.

(l) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Qwest Material Adverse Effect, there does not now exist, nor do any circumstances exist that are reasonably likely to result in, any Controlled Group Liability that would be a liability of Qwest or any Qwest Subsidiary following the Closing. Without limiting the generality of the foregoing, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Qwest Material Adverse Effect, neither Qwest nor any Qwest Subsidiary, nor any of their respective ERISA Affiliates, has engaged in any transaction described in (i) Section 4069 or (ii) Section 4204 or 4212 of ERISA with respect to any Qwest Multiemployer Plans.

(m) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Qwest Material Adverse Effect, all Qwest Benefit Plans subject to the laws of any jurisdiction outside the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(n) No purchase rights have been granted pursuant to the Qwest Nonqualified ESPP.

Section 4.11.  Litigation.  There is no suit, action or other proceeding pending or, to the Knowledge of Qwest, threatened against Qwest or any Qwest Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Qwest Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Qwest, investigation by any Governmental Entity involving Qwest or any Qwest Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Qwest Material Adverse Effect. Since the date of this Agreement, there has been no change, event or development in any suit, action or proceeding that was pending against Qwest or any Qwest Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Qwest Material Adverse Effect (it being agreed that for purposes of this Section 4.11, effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Qwest Material Adverse Effect has occurred or would reasonably be expected to occur).

Section 4.12.  Compliance with Applicable Laws.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect, Qwest and the Qwest Subsidiaries are in compliance with all applicable Laws and Qwest Permits, including all applicable rules, regulations, directives or policies of the FCC, State Regulators or any other Governmental

Entity. To the Knowledge of Qwest, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect, no action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that Qwest or a Qwest Subsidiary is not in compliance with any applicable Law or Qwest Permit or which challenges or questions the validity of any rights of the holder of any Qwest Permit. This section does not relate to Tax matters, employee benefits matters, environmental matters or Intellectual Property Rights matters, which are the subjects of Sections 4.09, 4.10, 4.13 and 4.16, respectively.

Section 4.13.  Environmental Matters.  Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect:

(a) Qwest and the Qwest Subsidiaries are in compliance with all Environmental Laws, and neither Qwest nor any Qwest Subsidiary has received any written communication from a Governmental Entity that alleges that Qwest or any Qwest Subsidiary is in violation of, or has liability under, any Environmental Law or any Permit issued pursuant to Environmental Law;

(b) Qwest and the Qwest Subsidiaries have obtained and are in compliance with all Permits issued pursuant to any Environmental Law applicable to Qwest, the Qwest Subsidiaries and the Qwest Properties and all such Permits are valid and in good standing and will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement (it being agreed that for purposes of this Section 4.13(b), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Qwest Material Adverse Effect has occurred or would reasonably be expected to occur);

(c) there are no Environmental Claims pending or, to the Knowledge of Qwest, threatened against Qwest or any of the Qwest Subsidiaries;

(d) there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against Qwest or any of the Qwest Subsidiaries or against any Person whose liabilities for such Environmental Claims Qwest or any of the Qwest Subsidiaries has, or may have, retained or assumed, either contractually or by operation of Law; and

(e) neither Qwest nor any of the Qwest Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against Qwest or any of the Qwest Subsidiaries.

Section 4.14.  Contracts.  (a) As of the date of this Agreement, neither Qwest nor any Qwest Subsidiary is a party to any Contract required to be filed by Qwest as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Qwest Contract”) that has not been so filed.

(b) Section 4.14 of the Qwest Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and Qwest has made available to CenturyLink true and complete copies, of (i) other than Qwest Permits imposing geographical limitations on operations, each agreement, Contract, understanding, or undertaking to which Qwest or any of the Qwest Subsidiaries is a party that restricts in any material respect the ability of Qwest or its Affiliates to compete in any business or with any Person in any geographical area, (ii) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any material Indebtedness of Qwest or any of the Qwest Subsidiaries is outstanding or may be incurred, other than any such agreement between or among Qwest and the wholly owned Qwest Subsidiaries, (iii) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which Qwest or any of the Qwest Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Qwest Subsidiaries, in each case material to Qwest and the Qwest Subsidiaries, taken as a whole, (iv) each indemnification, employment, consulting, or other material agreement, Contract, understanding or undertaking with (x) any member of the Qwest Board or (y) any executive officer of Qwest, in each case, other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Filed Qwest SEC Documents or Contracts terminable by Qwest or any of the Qwest Subsidiaries on no more than 30 days’ notice without liability or financial obligation to Qwest or any of the Qwest Subsidiaries, (v) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by Qwest or any of the Qwest Subsidiaries, with obligations remaining to be performed or liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business, (vi) each material hedge, collar, option, forward purchasing, swap, derivative, or similar agreement, Contract, understanding or undertaking, and (vii) each agreement containing any “standstill” provisions or provisions of similar effect to which Qwest or any of the Qwest Subsidiaries is a party or of which Qwest or any of the Qwest Subsidiaries is a beneficiary. Each agreement, understanding or undertaking of the type described in this Section 4.14(b) and each Filed Qwest Contract is referred to herein as a “Qwest Material Contract.”

(c) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect (it being agreed that for purposes of this Section 4.15(c), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Qwest Material Adverse Effect has occurred or would reasonably be expected to occur), (i) each Qwest Material Contract (including, for purposes of this Section 4.14(c), any Contract entered into after the date of this Agreement that would have been a Qwest Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of Qwest or one of the Qwest Subsidiaries, as the case may be, and, to the Knowledge of Qwest, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Qwest Material Contract is in full force and effect, and (iii) none of Qwest or any of the Qwest Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Qwest Material Contract and, to the Knowledge of Qwest, no other party to any such Qwest Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

(d) Except to the extent permitted by Section 5.01(b)(viii) and for any Filed Qwest Contracts, neither Qwest nor any of the Qwest Subsidiaries are parties to or bound by any loan agreement, credit agreement, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement that prevents or restricts Qwest, any Qwest Subsidiary or any direct or indirect Subsidiary thereof from (i) paying dividends or distributions to the Person or Persons who owns such entity, (ii) incurring or guaranteeing Indebtedness or (iii) creating Liens that secure Indebtedness.

Section 4.15.  Properties.  (a) Qwest and each Qwest Subsidiary has good and valid title to, or good and valid leasehold interests in, all their respective properties and assets (the “Qwest Properties”) except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect. The Qwest Properties are, in all respects, adequate and sufficient, and in satisfactory condition, to support the operations of Qwest and the Qwest Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect. All of the Qwest Properties are free and clear of all Liens, except for Liens on material Qwest Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material Qwest Property to which they relate in the conduct of Qwest and the Qwest Subsidiaries as presently conducted and Liens on other Qwest Properties that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect. This Section 4.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 4.16.

(b) Qwest and each of the Qwest Subsidiaries has complied with the terms of all leases, subleases and licenses entitling it to the use of real property owned by third parties (“Qwest Leases”), and all Qwest Leases are valid and in full force and effect, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Qwest Material Adverse Effect. Qwest and each Qwest Subsidiary is in exclusive possession of the properties or assets purported to be leased under all the Qwest Leases, except for such failures to have such possession of material properties or assets as, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material assets to which they relate in the conduct of Qwest and Qwest Subsidiaries as presently conducted and failures to have such possession of immaterial properties or assets as, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect.

Section 4.16.  Intellectual Property.  Qwest and the Qwest Subsidiaries own, or are validly licensed or otherwise have the right to use, all Intellectual Property Rights as used in their business as presently conducted, except where the failure to have the right to use such Intellectual Property Rights, individually or in the aggregate, has not had and would not reasonably be expected to have a Qwest Material Adverse Effect. No actions, suits or other proceedings are pending or, to the Knowledge of Qwest, threatened that Qwest or any of the Qwest Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person with regard to any Intellectual Property Right, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect. To the Knowledge of Qwest, no Person is infringing, misappropriating or otherwise violating the rights of Qwest or any of the Qwest Subsidiaries with respect to any Intellectual Property Right owned by Qwest or any of the Qwest Subsidiaries, except for such infringement, misappropriation or violation that, individually or in the aggregate, has not had and would not reasonably be expected to have, a Qwest Material Adverse Effect. Since January 1, 2008, no prior or current employee or officer or any prior or current consultant or contractor of Qwest or any of the Qwest Subsidiaries has asserted or, to the Knowledge of Qwest, has any ownership in any Intellectual Property Rights used by Qwest or any of the Qwest Subsidiaries in the operation of their respective businesses, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Qwest Material Adverse Effect.

Section 4.17.  Communications Regulatory Matters.  (a) Qwest and each Qwest Subsidiary hold (i) all approvals, authorizations, certificates and licenses issued by the FCC or the State Regulators that are required for Qwest and each Qwest Subsidiary to conduct its business, as presently conducted, which approvals, authorizations, certificates and licenses are set forth in Section 4.17(a) of the Qwest Disclosure Letter, and (ii) all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to Qwest or any Qwest Subsidiary by a Governmental Entity that are required for Qwest and each Qwest Subsidiary to conduct its business, as presently conducted (clause (i) and (ii) collectively, the “Qwest Licenses”).

(b) Each Qwest License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Qwest Material Adverse Effect. No Qwest License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements have not had and would not reasonably be expected to have, individually or in the aggregate, a Qwest Material Adverse Effect, or (ii) any pending regulatory proceeding or judicial review before a Governmental Entity, unless such pending regulatory proceeding or judicial review has not had and would not reasonably be expected to have, individually or in the aggregate, a Qwest Material Adverse Effect. Qwest has no Knowledge of any event, condition or circumstance that would preclude any Qwest License from being renewed in the ordinary course (to the extent that such Qwest License is renewable by its terms), except where the failure to be renewed has not had and would not reasonably be expected to have, individually or in the aggregate, a Qwest Material Adverse Effect.

(c) The licensee of each Qwest License is in compliance with each Qwest License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the Communications Act or the FCC Rules or similar rules, regulations, policies, instructions and orders of State Regulators, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, or would not reasonably be expected to have, individually or in the aggregate, a Qwest Material Adverse Effect.

(d) Qwest or a Qwest Subsidiary owns 100% of the equity and controls 100% of the voting power and decision-making authority of each licensee of the Qwest Licenses.

Section 4.18.  Agreements with Regulatory Agencies.  Neither Qwest nor any of the Qwest Subsidiaries is subject to any material cease-and-desist or other material order or enforcement action issued by, or is a party to any material written agreement, consent agreement or memorandum of understanding with, or is a party to any material commitment letter or similar undertaking to, or is subject to any material order or directive by, or has been ordered to pay any material civil money penalty by, any Governmental Entity (other than a taxing authority, which is covered by Section 4.09), other than those of general application that apply to similarly situated providers of the same services or their Subsidiaries (each item in this sentence, whether or not set forth in the Qwest Disclosure Letter, a “Qwest Regulatory Agreement”), nor has Qwest or any of the Qwest Subsidiaries been advised in writing since January 1, 2008, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Qwest Regulatory Agreement.

Section 4.19.  Labor Matters.  As of the date of this Agreement, Section 4.19 of the Qwest Disclosure Letter sets forth a true and complete list of all collective bargaining or other labor union contracts applicable to any employees of Qwest or any of the Qwest Subsidiaries. To the Knowledge of Qwest, as of the date of this Agreement, no labor organization or group of employees of Qwest or any Qwest Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of Qwest, there are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving Qwest or any Qwest Subsidiary. None of Qwest or any of the Qwest Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract applicable to any employees of Qwest or any of the Qwest Subsidiaries, except for any breaches, failures to comply or disputes that, individually or in the aggregate, have not had and would not reasonably be expected to have a Qwest Material Adverse Effect. Qwest has made available to CenturyLink true and complete copies of all collective bargaining agreements and other labor union contracts (including all amendments thereto) applicable to any employees of Qwest or any Qwest Subsidiary (the “Qwest CBAs”). Except as otherwise set forth in the Qwest CBAs, neither Qwest nor any Qwest Subsidiary (a) as of the date of this Agreement, has entered into any agreement, arrangement or understanding, whether written or oral, with any union, trade union, works council or other employee representative body or any material number or category of its employees which would prevent, restrict or materially impede the consummation of the Merger or other transactions contemplated by this Agreement or the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them) or (b) has any express commitment, whether legally enforceable or not, to, or not to, modify, change or terminate any Qwest Benefit Plan.

Section 4.20.  Brokers’ Fees and Expenses.  No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co. LLC, Deutsche Bank AG, Morgan Stanley & Co. Incorporated and Perella Weinberg Partners LP (the “Qwest Financial Advisors”), the fees and expenses of which will be paid by Qwest, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Qwest. Qwest has furnished to CenturyLink true and complete copies of all agreements between Qwest and the Qwest Financial Advisor relating to the Merger or any of the other transactions contemplated by this Agreement.

Section 4.21.  Opinion of Financial Advisor.  Qwest has received the oral opinion of the Qwest Financial Advisors, to be confirmed in writing (with a copy provided to CenturyLink promptly upon receipt by Qwest), to the effect that, as of the date of this Agreement, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Qwest Common Stock.

Section 4.22.  Insurance.  Each of Qwest and the Qwest Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Qwest Material Adverse Effect, each insurance policy of Qwest or any Qwest Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy is purported to be in effect, and neither Qwest nor any of the

Qwest Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by Qwest or any of the Qwest Subsidiaries pending under any such policies that (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (b) if not paid would constitute a Qwest Material Adverse Effect.

Section 4.23.  Affiliate Transactions.  Except for (i) employment-related Contracts filed or incorporated by reference as an exhibit to the Filed Qwest SEC Documents, (ii) Qwest Benefits Plans or (iii) Contracts or arrangements entered into in the ordinary course of business with customers, suppliers or service providers, Section 4.23 of the Qwest Disclosure Letter sets forth a correct and complete list of the contracts or arrangements that are in existence as of the date of this Agreement between Qwest or any of its Subsidiaries, on the one hand, and, on the other hand, any (x) present executive officer or director of either Qwest or any of the Qwest Subsidiaries or any person that has served as such an executive officer or director within the last five years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than 5% of the shares of Qwest Common Stock as of the date hereof or (z) to the Knowledge of Qwest, any affiliate of any such officer, director or owner (other than Qwest or any of the Qwest Subsidiaries).

Section 4.24.  Foreign Corrupt Practices Act.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Qwest Material Adverse Effect, (a) Qwest and its Affiliates, directors, officers and employees are have complied with the Foreign Corrupt Practices Act and any other applicable anticorruption or antibribery laws; (b) Qwest and its Affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws; and (c) except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other applicable Laws), neither Qwest nor any of its Affiliates, directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, that was illegal under any applicable Law, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

Section 4.25.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, CenturyLink acknowledges that none of Qwest, the Qwest Subsidiaries or any other Person on behalf of Qwest makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01.  Conduct of Business.  (a) Conduct of Business by CenturyLink.  Except for matters set forth in the CenturyLink Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Qwest (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, CenturyLink shall, and shall cause each CenturyLink Subsidiary to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the CenturyLink Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Qwest (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, CenturyLink shall not, and shall not permit any CenturyLink Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (x) regular quarterly cash dividends payable by CenturyLink in respect of shares of CenturyLink Common Stock not exceeding $0.725 per share of CenturyLink Common Stock with usual declaration, record and payment dates and in accordance with CenturyLink’s current dividend policy, subject to Section 6.15 hereof, and (y) dividends and distributions by a direct or indirect wholly owned CenturyLink Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(a)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, CenturyLink or any CenturyLink Subsidiary or any securities of CenturyLink or any CenturyLink Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, CenturyLink or any CenturyLink Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for acquisitions, or deemed acquisitions, of CenturyLink Common Stock or other equity securities of CenturyLink in connection with (i) the payment of the exercise price of CenturyLink Stock Options with CenturyLink Common Stock (including but not limited to in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of CenturyLink Stock Options, the vesting of CenturyLink Restricted Shares and the vesting or delivery of other awards pursuant to the CenturyLink Stock Plans, and (iii) forfeitures of CenturyLink Stock Options and CenturyLink Restricted Shares;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of CenturyLink or any CenturyLink Subsidiary (other than the issuance of CenturyLink Common Stock (1) upon the exercise of CenturyLink Stock Options and the vesting or delivery of other awards pursuant to the CenturyLink Stock Plans, in each case outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time or thereafter granted or modified as permitted by this Agreement and (2) pursuant to the CenturyLink ESPP in accordance with its terms in effect on the date of this Agreement), (B) any other equity interests or voting securities of CenturyLink or any CenturyLink Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, CenturyLink or any CenturyLink Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, CenturyLink or any CenturyLink Subsidiary, (E) any rights issued by CenturyLink or any CenturyLink Subsidiary that are linked in any way to the price of any class of CenturyLink Capital Stock or any shares of capital stock of any CenturyLink Subsidiary, the value of CenturyLink, any CenturyLink Subsidiary or any part of CenturyLink or any CenturyLink Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of CenturyLink or any CenturyLink Subsidiary or (F) any CenturyLink Voting Debt;

(iii) (A) amend the CenturyLink Articles or the CenturyLink By-laws or (B) amend in any material respect the charter or organizational documents of any CenturyLink Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law or the rules and regulations of the SEC or the NYSE;

(iv) (A) grant to any current or former director or officer of CenturyLink or any CenturyLink Subsidiary any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such Person not previously receiving or entitled to receive such compensation, except in the ordinary course of business consistent with past practice or to the extent required under any CenturyLink Benefit Plan as in effect as of the date of this Agreement, (B) engage in promotions of employees, fill open employee positions or modify employee job descriptions, except in the ordinary course of business consistent with past practice, (C) grant to any Person any severance, retention, change in control or termination compensation or benefits or any increase therein, except with respect to new hires or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practice, or except to the extent required under any CenturyLink Benefit Plan as in effect as of the date of this Agreement or (D) enter into or adopt any material CenturyLink Benefit Plan or amend in any material respect any material CenturyLink Benefit Plan or any award issued thereunder, except for any amendments in the ordinary course of business consistent with past practice or as necessary or desirable under applicable Law (including Section 409A of the Code);

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vi) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice) if the aggregate amount of the consideration paid or transferred by CenturyLink and the CenturyLink Subsidiaries in connection with all such transactions would exceed $50,000,000;

(vii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, or otherwise dispose of any properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that, individually or in the aggregate, have a fair market value in excess of $50,000,000, except in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(a)(viii);

(viii) incur any Indebtedness, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $300,000,000 in the aggregate, or (B) Indebtedness in replacement of existing Indebtedness, provided that (1) the execution, delivery and performance of this Agreement and the consummation of the Merger and other transactions contemplated hereby shall not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any Lien, under such replacement Indebtedness and (2) such replacement Indebtedness shall be for the same or lesser principal amount, as the Indebtedness being replaced; or (C) guarantees by CenturyLink of Indebtedness of any wholly owned CenturyLink Subsidiary; or (D) drawing down CenturyLink’s revolving credit facility (as existing on the date hereof) with the intent to repay such borrowings within 90 days;

(ix) make, or agree or commit to make, any capital expenditure in excess of the amounts for 2010 and 2011 set forth in Section 5.01(a)(ix) of the CenturyLink Disclosure Letter;

(x) enter into or amend any Contract, or take any other action (except as expressly permitted or contemplated by this Agreement), if such Contract, amendment of a Contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement or adversely affect in a material respect the expected benefits (taken as a whole) of the Merger;

(xi) enter into or amend any material Contract to the extent consummation of the Merger or compliance by CenturyLink or any CenturyLink Subsidiary with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of CenturyLink or any CenturyLink Subsidiary under, or require CenturyLink, Qwest or any of their respective Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Contract or amendment;

(xii) enter into, modify, amend or terminate any collective bargaining or other labor union Contract applicable to the employees of CenturyLink or any of the CenturyLink Subsidiaries, other than (A) modifications, amendments, extensions, renewals, replacements or terminations of such Contracts in the ordinary course of business consistent with past practice or (B) any modification, amendment or termination of any collective bargaining agreement to the extent required by applicable Law;

(xiii) assign, transfer, lease, cancel, fail to renew or fail to extend any material CenturyLink Permit issued by the FCC or any State Regulator;

(xiv) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create obligations of CenturyLink or any of the CenturyLink Subsidiaries other than the payment of monetary damages (a) equal to or lesser than the amounts reserved with respect thereto on the Filed CenturyLink SEC Documents or (b) not in excess of $40,000,000 in the aggregate;

(xv) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material Intellectual Property Rights owned or exclusively licensed to CenturyLink or any CenturyLink Subsidiary, or enter into licenses or agreements that impose material restrictions upon CenturyLink or any of its Affiliates with respect to Intellectual Property Rights owned by any third party, in each case other than in the ordinary course of business consistent with past practice;

(xvi) enter into, amend or modify any CenturyLink Material Contract of a type described in Section 3.14(b)(i), (iii) or (vi) or any Contract that would be such a CenturyLink Material Contract if it had been entered into prior to the date hereof;

(xvii) settle any material claim, action or proceeding relating to Taxes or make any material Tax election;

(xviii) enter into any new line of business outside of its existing business;

(xix) take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions set forth in Article VII not being satisfied, (ii) result in new or additional required approvals from any Governmental Entity in connection with the Merger and other transactions contemplated by this Agreement or (iii) materially impair the ability of CenturyLink, Qwest or Merger Sub to consummate the Merger and other transactions contemplated by this Agreement in accordance with the terms or this Agreement or materially delay such consummation; or

(xx) authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions.

(b) Conduct of Business by Qwest.  Except for matters set forth in the Qwest Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of CenturyLink (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Qwest shall, and shall cause each Qwest Subsidiary to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Qwest Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of CenturyLink (which shall not be unreasonably withheld, conditioned or delayed), from the date of this

Agreement to the Effective Time, Qwest shall not, and shall not permit any Qwest Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (x) regular quarterly cash dividends payable by Qwest in respect of shares of Qwest Common Stock not exceeding $0.08 per share of Qwest Common Stock with usual declaration, record and payment dates and in accordance with Qwest’s current dividend policy, subject to Section 6.15 hereof, and (y) dividends and distributions by a direct or indirect wholly owned Qwest Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(b)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Qwest or any Qwest Subsidiary or any securities of Qwest or any Qwest Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Qwest or any Qwest Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for acquisitions, or deemed acquisitions, of Qwest Common Stock or other equity securities of Qwest in connection with (i) the payment of the exercise price of Qwest Stock Options with Qwest Common Stock (including but not limited to in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of Qwest Stock Options, the vesting of Qwest Restricted Shares and the vesting or delivery of other awards pursuant to the Qwest Stock Plans and (iii) forfeitures of Qwest Stock Options and Qwest Restricted Shares, pursuant to their terms as in effect on the date of this Agreement;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of Qwest or any Qwest Subsidiary (other than the issuance of Qwest Common Stock (1) upon the exercise of Qwest Stock Options and the vesting or delivery of other awards pursuant to the Qwest Stock Plans, in each case outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time or thereafter granted or modified as permitted by the provisions of Section 5.01(b)(ii) of the Qwest Disclosure Letter and (2) pursuant to the Qwest ESPP, in accordance with its terms in effect on the date of this Agreement), (B) any other equity interests or voting securities of Qwest or any Qwest Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Qwest or any Qwest Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Qwest or any Qwest Subsidiary, other than grants of awards, or modifications to existing awards consistent with Section 5.01(b)(ii) of the Qwest Disclosure Letter, (E) any rights issued by Qwest or any Qwest Subsidiary that are linked in any way to the price of any class of Qwest Capital Stock or any shares of capital stock of any Qwest Subsidiary, the value of Qwest, any Qwest Subsidiary or any part of Qwest or any Qwest Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Qwest or any Qwest Subsidiary or (F) any Qwest Voting Debt;

(iii) (A) amend the Qwest Charter or the Qwest By-laws or (B) amend in any material respect the charter or organizational documents of any Qwest Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law or the rules and regulations of the SEC or the NYSE;

(iv) (A) grant to any current or former director or officer of Qwest or any Qwest Subsidiary any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such Person not previously receiving or entitled to receive such compensation, except in the ordinary course of business consistent with past practice, consistent with Section 5.01(b)(iv) of the Qwest Disclosure Letter or to the extent required under any Qwest Benefit Plan as in effect as of the date of this Agreement, (B) engage in promotions of employees, fill open employee positions or modify employee job descriptions, except in the ordinary course of business consistent with past practice, (C) grant to any

Person any severance, retention, change in control or termination compensation or benefits or any increase therein, except with respect to new hires or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practice, or except to the extent required under any Qwest Benefit Plan as in effect as of the date of this Agreement, or (D) enter into or adopt any material Qwest Benefit Plan or amend in any material respect any material Qwest Benefit Plan or any award issued thereunder, except for any amendments in the ordinary course of business consistent with past practice, consistent with Section 5.01(b)(iv) of the Qwest Disclosure Letter or as necessary or desirable under applicable Law (including Section 409A of the Code);

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vi) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice) if the aggregate amount of the consideration paid or transferred by Qwest and the Qwest Subsidiaries in connection with all such transactions would exceed $50,000,000;

(vii) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, or otherwise dispose of any properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that, individually or in the aggregate, have a fair market value in excess of $50,000,000, except in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(b)(viii);

(viii) incur any Indebtedness, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $300,000,000 in the aggregate, or (B) Indebtedness in replacement of existing Indebtedness, provided that (1) the execution, delivery, and performance of this Agreement and the consummation of the Merger and other transactions contemplated hereby shall not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or any loss of a material benefit under, or result in the creation of any Lien, under such replacement Indebtedness and (2) such replacement Indebtedness shall otherwise be on substantially similar terms or terms that are more favorable to Qwest, shall contain covenants that are no more restrictive to Qwest, and shall be for the same or lesser principal amount, as the Indebtedness being replaced; or (C) guarantees by Qwest of Indebtedness of any wholly owned Qwest Subsidiary; or (D) drawing down Qwest’s revolving credit facility (as existing on the date hereof) with the intent to repay such borrowings within 90 days;

(ix) make, or agree or commit to make, any capital expenditure except in accordance with the capital plans for 2010 and 2011 set forth in Section 5.01(b)(ix) of the Qwest Disclosure Letter;

(x) enter into or amend any Contract or take any other action (except as expressly permitted or contemplated by this Agreement) if such Contract, amendment of a Contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement or adversely affect in a material respect the expected benefits (taken as a whole) of the Merger;

(xi) enter into or amend any material Contract to the extent consummation of the Merger or compliance by Qwest or any Qwest Subsidiary with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of Qwest or any Qwest Subsidiary under, or require CenturyLink, Qwest or any of their respective

Subsidiaries to license or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Contract or amendment;

(xii) enter into, modify, amend or terminate any collective bargaining or other labor union Contract applicable to the employees of Qwest or any of the Qwest Subsidiaries, other than (A) modifications, amendments, extensions, renewals, replacements or terminations of such Contracts in the ordinary course of business consistent with past practice or (B) any modification, amendment or termination of any collective bargaining agreement to the extent required by applicable Law;

(xiii) assign, transfer, lease, cancel, fail to renew or fail to extend any material Qwest Permit issued by the FCC or any State Regulator;

(xiv) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create obligations of Qwest or any of the Qwest Subsidiaries other than the payment of monetary damages (a) equal to or lesser than the amounts reserved with respect thereto on the Filed Qwest SEC Documents or (b) do not exceed $40,000,000 in the aggregate;

(xv) abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to material Intellectual Property Rights owned or exclusively licensed to Qwest or any Qwest Subsidiary, or enter into licenses or agreements that impose material restrictions upon Qwest or any of its Affiliates with respect to Intellectual Property Rights owned by any third party, in each case other than in the ordinary course of business consistent with past practice;

(xvi) enter into, amend or modify any Qwest Material Contract of a type described in Section 4.14(b)(i), (iii) or (vi) or any Contract that would be such a Qwest Material Contract if it had been entered into prior to the date of this Agreement;

(xvii) settle any material claim, action or proceeding relating to Taxes or make any material Tax election;

(xviii) enter into any new line of business outside of its existing business;

(xix) take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions set forth in Article VII not being satisfied, (ii) result in new or additional required approvals from any Governmental Entity in connection with the Merger and other transactions contemplated by this Agreement or (iii) materially impair the ability of CenturyLink, Qwest or Merger Sub to consummate the Merger and other transactions contemplated by this Agreement in accordance with the terms or this Agreement or materially delay such consummation; or

(xx) authorize any of, or commit, resolve or agree to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the foregoing actions.

(c) Advice of Changes.  CenturyLink and Qwest shall promptly advise the other orally and in writing of any change or event that, individually or in the aggregate with all past changes and events, has had or would reasonably be expected to have a Material Adverse Effect with respect to such Person, to cause any of the conditions set forth in Article VII not to be satisfied, or to materially delay or impede the ability of such party to consummate the Closing.

Section 5.02.  No Solicitation by CenturyLink; CenturyLink Board Recommendation.  (a) CenturyLink shall not, nor shall it authorize or permit any of its Affiliates or any of its and their respective directors, officers or employees or any of their respective investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) to, (i) directly or indirectly solicit or initiate, or knowingly encourage, induce or facilitate any CenturyLink Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a CenturyLink Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a

CenturyLink Takeover Proposal) with respect to any CenturyLink Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a CenturyLink Takeover Proposal. CenturyLink shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any CenturyLink Takeover Proposal, or any inquiry or proposal that may reasonably be expected to lead to a CenturyLink Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding the foregoing, at any time prior to obtaining the CenturyLink Shareholder Approval, in response to a bona fide written CenturyLink Takeover Proposal that the CenturyLink Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Superior CenturyLink Proposal, and which CenturyLink Takeover Proposal was not solicited after the date of this Agreement and was made after the date of this Agreement and prior to the CenturyLink Shareholders Meeting and did not otherwise result from a breach of this Section 5.02(a), CenturyLink may, subject to compliance with Section 5.02(c), (x) furnish information with respect to CenturyLink and the CenturyLink Subsidiaries to the Person making such CenturyLink Takeover Proposal (and its Representatives and any financing sources) (provided that all such information has previously been provided to Qwest or is provided to Qwest prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement with the Person making such CenturyLink Takeover Proposal (or with one or more of its financing sources) not less restrictive of such Person as to the use of such information than the Confidentiality Agreement, and (y) participate in discussions regarding the terms of such CenturyLink Takeover Proposal and the negotiation of such terms with, and only with, the Person making such CenturyLink Takeover Proposal (and such Person’s Representatives and any financing sources). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.02(a) by any Representative of CenturyLink or any of its Subsidiaries or Affiliates shall constitute a breach of this Section 5.02(a) by CenturyLink.

(b) Except as set forth below, neither the CenturyLink Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Qwest), or propose publicly to withdraw (or modify in any manner adverse to Qwest), the approval, recommendation or declaration of advisability by the CenturyLink Board or any such committee thereof with respect to this Agreement or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any CenturyLink Takeover Proposal (any action in this clause (i) being referred to as a “CenturyLink Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow CenturyLink or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement or arrangement (an “Acquisition Agreement”) constituting or related to, or that is intended to or would reasonably be expected to lead to, any CenturyLink Takeover Proposal, or requiring, or reasonably expected to cause, CenturyLink or Merger Sub to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Merger or any of the other transactions contemplated by this Agreement, or requiring, or reasonably expected to cause, CenturyLink or Merger Sub to fail to comply with this Agreement (other than a confidentiality agreement referred to in Section 5.02(a)). Notwithstanding the foregoing, at any time prior to obtaining the CenturyLink Shareholder Approval, the CenturyLink Board may make a CenturyLink Adverse Recommendation Change if the CenturyLink Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that CenturyLink shall not be entitled to exercise its right to make a CenturyLink Adverse Recommendation Change until after the fifth Business Day following Qwest’s receipt of written notice (a “CenturyLink Notice of Recommendation Change”) from CenturyLink advising Qwest that the CenturyLink Board intends to take such action and specifying the reasons therefor, including in the case of a Superior CenturyLink Proposal, the terms and conditions of any Superior CenturyLink Proposal that is the basis of the proposed action by the CenturyLink Board (it being understood and agreed that any amendment to any material term of such Superior CenturyLink Proposal shall require a new CenturyLink Notice of Recommendation Change and a new five business-day period). In determining whether to make a CenturyLink Adverse Recommendation Change, the CenturyLink Board shall take into account any changes to the terms of this Agreement proposed by Qwest in response to a CenturyLink Notice of Recommendation Change or otherwise.

(c) In addition to the obligations of CenturyLink set forth in paragraphs (a) and (b) of this Section 5.02, CenturyLink shall promptly, and in any event within 24 hours of the receipt thereof, advise Qwest orally and in writing of any CenturyLink Takeover Proposal, the material terms and conditions of any such CenturyLink Takeover Proposal (including any changes thereto) and the identity of the person making any such CenturyLink Takeover Proposal. CenturyLink shall (x) keep Qwest informed in all material respects and on a reasonably current basis of the status and details (including any change to the terms thereof) of any CenturyLink Takeover Proposal, and (y) provide to Qwest as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material exchanged between CenturyLink or any of its Subsidiaries and any Person that describes any of the terms or conditions of any CenturyLink Takeover Proposal.

(d) Nothing contained in this Section 5.02 shall prohibit CenturyLink from (x) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or (y) making any disclosure to the shareholders of CenturyLink if, in the good faith judgment of the CenturyLink Board (after consultation with outside counsel) failure to so disclose would be inconsistent with its obligations under applicable Law; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the CenturyLink Board with respect to this Agreement or a CenturyLink Takeover Proposal shall be deemed to be a CenturyLink Adverse Recommendation Change unless the CenturyLink Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed; provided, further, that in no event shall CenturyLink or the CenturyLink Board or any committee thereof take, or agree or resolve to take, any action, or make any statement, that would violate Section 5.02(b).

(e) For purposes of this Agreement:

‘‘CenturyLink Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving CenturyLink or any CenturyLink Subsidiary, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a CenturyLink Subsidiary or otherwise) of any business or assets of CenturyLink or the CenturyLink Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of CenturyLink and the CenturyLink Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of CenturyLink, (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the CenturyLink Common Stock or (v) any combination of the foregoing (in each case, other than the Merger).

‘‘Superior CenturyLink Proposal” means any bona fide written offer made by a third party or group pursuant to which such third party (or, in a parent-to-parent merger involving such third party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the CenturyLink Common Stock or substantially all of the assets of CenturyLink and the CenturyLink Subsidiaries, taken as a whole, (i) on terms which the CenturyLink Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the holders of CenturyLink Common Stock than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Qwest to the terms of this Agreement), and (ii) that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal.

Section 5.03.  No Solicitation by Qwest; Qwest Board Recommendation.  (a) Qwest shall not, nor shall it authorize or permit any of its Affiliates or any of its and their respective Representatives to, (i) directly or indirectly solicit or initiate, or knowingly encourage, induce or facilitate any Qwest Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Qwest Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Qwest Takeover Proposal) with respect to any Qwest Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Qwest Takeover Proposal. Qwest shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Qwest Takeover Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Qwest Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding the foregoing, at any time prior to obtaining the Qwest Stockholder Approval, in response to a bona fide written Qwest Takeover Proposal that the Qwest Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Superior Qwest Proposal, and which Qwest Takeover Proposal was not solicited after the date of this Agreement and was made after the date of this Agreement and prior to the Qwest Stockholders Meeting and did not otherwise result from a breach of this Section 5.03(a), Qwest may, subject to compliance with Section 5.03(c), (x) furnish information with respect to Qwest and the Qwest Subsidiaries to the Person making such Qwest Takeover Proposal (and its Representatives and any financing sources) (provided that all such information has previously been provided to CenturyLink or is provided to CenturyLink prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement (or with one or more of its financing sources) not less restrictive of such Person as to the use of such information than the Confidentiality Agreement, and (y) participate in discussions regarding the terms of such Qwest Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Qwest Takeover Proposal (and such Person’s Representatives and any financing sources). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03(a) by any Representative of Qwest or any of its Subsidiaries or Affiliates shall constitute a breach of this Section 5.03(a) by Qwest.

(b) Except as set forth below, neither the Qwest Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to CenturyLink), or propose publicly to withdraw (or modify in any manner adverse to CenturyLink), the approval, recommendation or declaration of advisability by the Qwest Board or any such committee thereof with respect to this Agreement or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Qwest Takeover Proposal (any action in this clause (i) being referred to as a “Qwest Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Qwest or any of its Affiliates to execute or enter into, any Acquisition Agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Qwest Takeover Proposal, or requiring, or reasonably expected to cause, Qwest to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Merger or any of the other transactions contemplated by this Agreement, or requiring, or reasonably expected to cause, Qwest to fail to comply with this Agreement (other than a confidentiality agreement referred to in Section 5.03(a) or with a Person regarding a Qwest Takeover Proposal as to information about Qwest). Notwithstanding the foregoing, at any time prior to obtaining the Qwest Stockholder Approval, the Qwest Board may make a Qwest Adverse Recommendation Change if the Qwest Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Qwest shall not be entitled to exercise its right to make a Qwest Adverse Recommendation Change until after the fifth Business Day following CenturyLink’s receipt of written notice (a “Qwest Notice of Recommendation Change”) from Qwest advising CenturyLink that the Qwest Board intends to take such action and specifying the reasons therefor, including in the case of a Superior Qwest Proposal, the terms and conditions of any Superior Qwest Proposal that is the basis of the proposed action by the Qwest Board (it being understood and agreed that any amendment to any material term of such Superior Qwest Proposal shall require a new Qwest Notice of Recommendation Change and a new five business-day period). In determining whether to make a Qwest Adverse Recommendation Change, the Qwest Board shall take into account any changes to the terms of this Agreement proposed by CenturyLink in response to a Qwest Notice of Recommendation Change or otherwise.

(c) In addition to the obligations of Qwest set forth in paragraphs (a) and (b) of this Section 5.03, Qwest shall promptly, and in any event within 24 hours of the receipt thereof, advise CenturyLink orally and in writing of any Qwest Takeover Proposal, the material terms and conditions of any such Qwest Takeover Proposal (including any changes thereto) and the identity of the person making any such Qwest Takeover Proposal. Qwest shall (x) keep CenturyLink informed in all material respects and on a reasonably current basis of the status and details (including any change to the terms thereof) of any Qwest Takeover Proposal, and (y) provide to CenturyLink as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material exchanged between Qwest or any of its Subsidiaries and any Person that describes any of the terms or conditions of any Qwest Takeover Proposal.

(d) Nothing contained in this Section 5.03 shall prohibit Qwest from (x) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or (y) making any disclosure to the stockholders of Qwest if, in the good faith judgment of the Qwest Board (after consultation with outside counsel) failure to so disclose would be inconsistent with its obligations under applicable Law; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Qwest Board with respect to this Agreement or a Qwest Takeover Proposal shall be deemed to be a Qwest Adverse Recommendation Change unless the Qwest Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed; provided, further, that in no event shall Qwest or the Qwest Board or any committee thereof take, or agree or resolve to take, any action, or make any statement, that would violate Section 5.03(b).

(e) For purposes of this Agreement:

‘‘Qwest Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving Qwest or any Qwest Subsidiary, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Qwest Subsidiary or otherwise) of any business or assets of Qwest or the Qwest Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of Qwest and the Qwest Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Qwest, (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Qwest Common Stock or (v) any combination of the foregoing (in each case, other than the Merger).

‘‘Superior Qwest Proposal” means any bona fide written offer made by a third party or group pursuant to which such third party (or, in a parent-to-parent merger involving such third party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Qwest Common Stock or substantially all of the assets of Qwest and the Qwest Subsidiaries, taken as a whole, (i) on terms which the Qwest Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the holders of Qwest Common Stock than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by CenturyLink to the terms of this Agreement), and (ii) that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such proposal.

ARTICLE VI

Additional Agreements

Section 6.01.  Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.  (a) As promptly as reasonably practicable following the date of this Agreement, CenturyLink and Qwest shall jointly prepare and cause to be filed with the SEC a joint proxy statement to be sent to the shareholders of CenturyLink and the stockholders of Qwest relating to the CenturyLink Shareholders Meeting and the Qwest Stockholders Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and CenturyLink shall prepare and cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, and CenturyLink and Qwest shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. Each of Qwest and CenturyLink shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement, and the Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of Qwest and CenturyLink shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of Qwest and CenturyLink shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Qwest and CenturyLink (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of Qwest and CenturyLink shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of Qwest and CenturyLink shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Qwest and CenturyLink shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Merger and the issuance of the Merger Consideration.

(b) If prior to the Effective Time, any event occurs with respect to CenturyLink or any CenturyLink Subsidiary, or any change occurs with respect to other information supplied by CenturyLink for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, CenturyLink shall promptly notify Qwest of such event, and CenturyLink and Qwest shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to CenturyLink’s shareholders and Qwest’s stockholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time, any event occurs with respect to Qwest or any Qwest Subsidiary, or any change occurs with respect to other information supplied by Qwest for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Qwest shall promptly notify CenturyLink of such event, and Qwest and CenturyLink shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to CenturyLink’s shareholders and Qwest’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) CenturyLink shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the CenturyLink Shareholders Meeting for the sole purpose of seeking the CenturyLink Shareholder Approval. CenturyLink shall use its reasonable best efforts to (i) cause the Joint Proxy Statement to be mailed to CenturyLink’s shareholders and to hold the CenturyLink Shareholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and (ii) subject to Section 5.02(b) and Section 5.02(d), solicit the CenturyLink Shareholder Approval. CenturyLink shall, through the CenturyLink Board, recommend to its shareholders that they give the CenturyLink Shareholder Approval and shall include such recommendation in the Joint Proxy Statement, except to the extent that the CenturyLink Board shall have made a CenturyLink Adverse Recommendation Change as permitted by Section 5.02(b). Notwithstanding the foregoing provisions of this Section 6.01(d), if on a date for which the CenturyLink Shareholders Meeting is scheduled, CenturyLink has not received proxies representing a sufficient number of shares of CenturyLink Common Stock to obtain the CenturyLink Shareholder Approval, whether or not a quorum is present, CenturyLink shall have the right to make one or more successive postponements or adjournments of the CenturyLink Shareholders Meeting, provided that the CenturyLink Shareholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the CenturyLink Shareholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). CenturyLink agrees that its obligations to hold the CenturyLink Shareholders Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to CenturyLink of any CenturyLink Takeover Proposal, by the making of any CenturyLink Adverse Recommendation Change by the CenturyLink Board; provided, however, that if the public announcement of a CenturyLink Adverse Recommendation Change or the delivery of a CenturyLink Notice of Recommendation Change is less than 10 Business Days prior to the CenturyLink Shareholders Meeting, CenturyLink shall be entitled to postpone the CenturyLink Shareholders Meeting to a date not more than 10 Business Days after such event.

(e) Qwest shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold the Qwest Stockholders Meeting for the sole purpose of seeking the Qwest Stockholder Approval. Qwest shall use its reasonable best efforts to (i) cause the Joint Proxy Statement to be mailed to Qwest’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act and to hold the Qwest Stockholders Meeting as soon as practicable after the Form S-4 becomes effective and (ii) subject to Section 5.03(b) and Section 5.03(d), solicit the Qwest Stockholder Approval. Qwest shall, through the Qwest Board, recommend to its stockholders that they give the Qwest Stockholder Approval and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Qwest Board shall have made a Qwest Adverse Recommendation Change as permitted by Section 5.03(b). Notwithstanding the foregoing provisions of this Section 6.01(d), if on a date for which the Qwest Stockholders Meeting is scheduled, Qwest has not received proxies representing a sufficient number of shares of Qwest Common Stock to obtain the Qwest Stockholder Approval, whether or not a quorum is present, Qwest shall have the right to make one or more successive postponements or adjournments of the Qwest Stockholders Meeting, provided that the Qwest Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Qwest Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Qwest agrees that its obligations to hold the Qwest Stockholders Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to Qwest of any Qwest Takeover Proposal or by the making of any Qwest Adverse Recommendation Change by the Qwest Board; provided, however, that if the public announcement of a Qwest Adverse Recommendation Change or the delivery of a Qwest Notice of Recommendation Change is less than 10 Business Days prior to the Qwest Shareholders Meeting, Qwest shall be entitled to postpone the Qwest Shareholders Meeting to a date not more than 10 Business Days after such event.

Section 6.02.  Access to Information; Confidentiality.  Subject to applicable Law, each of CenturyLink and Qwest shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party reasonable access during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of CenturyLink and Qwest shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws or commission actions and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may withhold any document or information that is subject to the terms of a confidentiality agreement with a third party (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure) or subject to any attorney-client privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or that constitutes customer information that is subject to confidentiality requirements under the Communications Act and FCC Rules. If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated March 16, 2010 between CenturyLink and Qwest (the “Confidentiality Agreement”).

Section 6.03.  Required Actions.  (a) Each of the parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably appropriate to consummate and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated by this Agreement.

(b) In connection with and without limiting Section 6.03(a), Qwest and the Qwest Board and CenturyLink and the CenturyLink Board shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any transaction contemplated by this Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any transaction contemplated by this Agreement, take all action reasonably appropriate to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c) In connection with and without limiting Section 6.03(a), Qwest and CenturyLink shall promptly enter into discussions with the Governmental Entities from whom Consents or nonactions are required to be obtained in connection with the consummation of the Merger and the other transactions contemplated by this Agreement in order to obtain all such required Consents or nonactions from such Governmental Entities and eliminate each and every other impediment that may be asserted by such Governmental Entities, in each case with respect to the Merger, so as to enable the Closing to occur as soon as reasonably possible. To the extent necessary in order to accomplish the foregoing and subject to the limitations set forth in Section 6.03(e), Qwest and CenturyLink shall use their respective reasonable best efforts to jointly negotiate, commit to and effect, by consent decree, hold separate order, condition or approval or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation of, or requirements or undertakings with respect to the conduct by Qwest, CenturyLink or any of their respective Subsidiaries, of any portion of the business, properties or assets of Qwest, CenturyLink or any of their respective Subsidiaries; provided, however, that neither CenturyLink nor Qwest shall be required pursuant to this Section 6.03(c) to commit to or effect any action that is not conditioned upon the consummation of the Merger or that would or would reasonably be expected to result in a Substantial Detriment. If the actions taken by CenturyLink and Qwest pursuant to the immediately preceding sentence do not result in the conditions set forth in Section 7.01(d), (e) and (f) being satisfied, then, during the term of this Agreement, each of CenturyLink and Qwest shall jointly (to the extent practicable) use their reasonable best efforts to initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any action by any Governmental Entity to prevent or enjoin the consummation of the Merger or any of the other transactions contemplated by this Agreement, and/or (ii) take such action as necessary to overturn any regulatory action by any Governmental Entity to block consummation of the Merger or any of the other transactions contemplated by this Agreement, including by defending any suit, action or other legal proceeding brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Legal Restraint resulting from any suit, action or other legal proceeding that would cause any condition set forth in Section 7.01(d), (e) or (f) not to be satisfied; provided that CenturyLink and Qwest shall cooperate with one another in connection with, and shall jointly control, all proceedings related to the foregoing.

(d) In connection with and without limiting the generality of the foregoing, each of CenturyLink and Qwest shall:

(i) make or cause to be made, in consultation and cooperation with the other and within twenty-one days after the date of this Agreement (or such other time as the parties mutually agree), (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger and (B) all other necessary registrations, declarations, notices and filings relating to the Merger with other Governmental Entities under any other antitrust, competition, trade regulation or similar Laws;

(ii) (A) make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement, all applications required to be filed with the FCC (the “FCC Applications”) and any State Regulators (the “PSC Applications”) to effect the transfer of control of the Qwest Licenses and/or CenturyLink Licenses, as necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement, and use its reasonable best efforts to respond in consultation and cooperation with the other and as promptly as practicable to any additional requests for information received from the FCC or any State Regulator by any party to an FCC Application or PSC Application and (B) use its reasonable best efforts to cure not later than the Effective Time any violations or defaults under any FCC Rules or rules of any State Regulator, except for such violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Substantial Detriment;

(iii) use its reasonable best efforts to furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice or filing and in order to achieve the effects set forth in Section 6.03(c);

(iv) give the other reasonable prior notice of any such registration, declaration, notice or filing and, to the extent reasonably practicable, of any communication with any Governmental Entity regarding the Merger (including with respect to any of the actions referred to in Section 6.03(c) and in this Section 6.03(d)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such registration, declaration, notice, filing or communication;

(v) use its reasonable best efforts to respond as promptly as reasonably practicable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable antitrust, competition, trade regulation or similar Laws for additional information or documentation in connection with antitrust, competition, trade regulation or similar matters (including a “second request” under the HSR Act), and not extend any waiting period under the HSR Act or enter into any agreement with such Governmental Entities or other authorities not to consummate any of the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; and

(vi) unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with any Governmental Entity in respect of the Merger (including with respect to any of the actions referred to in Section 6.03(c) and in this Section 6.03(d)) without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement and the Merger, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Merger, except that any materials concerning valuation of the other party may be redacted or withheld.

(e) Notwithstanding anything else contained herein but subject to the proviso of the second sentence of Section 6.03(c), the provisions of this Section 6.03 shall not be construed to require Qwest, CenturyLink, or their respective Subsidiaries to offer, take, commit to or accept any action, restrictions or limitations (“Actions”) of or on Qwest, CenturyLink, or their respective Subsidiaries, or to permit such Actions without the prior written consent of the other party, if such Actions, individually or in the aggregate, would or would reasonably be expected to result in a Substantial Detriment.

(f) Notwithstanding anything else contained in this Agreement, during the term of this Agreement (i) neither CenturyLink nor any of its Affiliates or any of their respective Representatives shall cooperate with any other party in seeking regulatory clearance of any CenturyLink Takeover Proposal and (ii) neither Qwest nor any of its Affiliates or any of their respective Representatives shall cooperate with any other party in seeking regulatory clearance of any Qwest Takeover Proposal.

(g) CenturyLink shall give prompt notice to Qwest, and Qwest shall give prompt notice to CenturyLink, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.04.  Stock Plans; Benefit Plans.  (a) Prior to the Effective Time, the Qwest Board (or, if appropriate, any committee thereof) shall adopt such resolutions as are necessary to effect the following:

(i) adjust the terms of all outstanding Qwest Stock Options to provide that, at the Effective Time, each Qwest Stock Option outstanding immediately prior to the Effective Time shall be converted into an option (a “Converted CenturyLink Option”) to acquire, on the same terms and conditions as were applicable under such Qwest Stock Option immediately prior to the Effective Time, a number of shares of CenturyLink Common Stock determined by multiplying the number of shares of Qwest Common Stock subject to such Qwest Stock Option immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole share, at a per share exercise price determined by dividing the per share exercise price of such Qwest Stock Option by the Exchange Ratio, rounded up to the nearest whole cent; provided, however, that each Qwest Stock Option (x) which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code and (y) shall be adjusted in a manner which complies with Section 409A of the Code;

(ii) adjust the terms of all other outstanding awards under the Qwest Stock Plans to provide that, at the Effective Time, each such award outstanding immediately prior to the Effective Time shall represent, immediately after the Effective Time, the right to receive, on the same terms and conditions (other than the terms and conditions relating to the achievement of performance goals) as were applicable under such award immediately prior to the Effective Time, a number of shares of CenturyLink Common Stock, rounded up to the nearest whole share, equal to the product of (1) the applicable number of shares of Qwest Common Stock subject to such award, multiplied by (2) the Exchange Ratio (a “Converted Qwest Stock Award”); provided that, notwithstanding the foregoing, to the extent that acceleration of vesting of such award as of the Effective Time causes such award to be settled for shares of Qwest Common Stock at the Effective Time, such shares of Qwest Common Stock shall be converted into the right to receive the Merger Consideration in accordance with Section 2.10(c); and

(iii) provide that with respect to the Qwest ESPP, (A) each purchase period through the Effective Time will be no longer than one calendar month, (B) each purchase right under the Qwest ESPP outstanding on the day immediately prior to the Effective Time shall be automatically suspended and any contributions made for the then-current Offer (as defined in the Qwest ESPP) will be applied toward the purchase of either, at CenturyLink’s option, (I) CenturyLink Common Stock, effective at or as soon as practicable following the Effective Time, or (II) Qwest Common Stock, effective immediately prior to the Effective Time, in which case each such share of Qwest Common Stock shall be treated in accordance with Section 2.01(iii) , and (C) the Qwest ESPP shall terminate, effective immediately prior to the Effective Time.

(b) At the Effective Time, CenturyLink shall assume all the obligations of Qwest under the Qwest Stock Plans, each outstanding Converted CenturyLink Option and Converted Qwest Stock Award and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, CenturyLink shall deliver to the holders of Converted CenturyLink Stock Options and Converted Qwest Stock Awards appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of such Converted CenturyLink Options and Converted Qwest Stock Awards shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.04 after giving effect to the Merger).

(c) CenturyLink shall take all corporate action necessary to reserve for issuance a sufficient number of shares of CenturyLink Common Stock for delivery upon exercise or settlement of the Converted CenturyLink Options and Converted Qwest Stock Awards in accordance with this Section 6.04. As soon as reasonably practicable, but in no event later than 20 days, after the Effective Time, CenturyLink shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of CenturyLink Common Stock subject to Converted CenturyLink Options and Converted Qwest Stock Awards and shall use its reasonable commercial efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted CenturyLink Options and Converted Qwest Stock Awards remain outstanding.

Section 6.05.  Indemnification, Exculpation and Insurance.  (a) CenturyLink agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of Qwest and the Qwest Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of Qwest or any of the Qwest Subsidiaries, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms. From and after the Effective Time, the Surviving Company agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Qwest or any of the Qwest Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Qwest of any of the Qwest Subsidiaries as a director or officer of another Person (the “Qwest Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Qwest Indemnified Party is or was an officer or director of Qwest or any Qwest Subsidiary or is or was serving at the request of Qwest or any Qwest Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit or proceeding, (x) each Qwest Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Company within ten business days of receipt by the Surviving Company from the Qwest Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Company’s certificate of incorporation or by-laws, to repay such advances if it is ultimately determined that such person is not entitled to indemnification and (y) the Surviving Company shall cooperate in the defense of any such matter.

(b) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.05.

(c) For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Qwest or its Subsidiaries or provide substitute polices for Qwest and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by Qwest in either case, of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by Qwest with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the annual premium payable by Qwest for such insurance for the year ending June 30, 2010 (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.05 it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date Qwest may, following consultation with CenturyLink, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for Qwest and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by Qwest for up to $15 million in the aggregate, in which event the Surviving Company shall cease to have any obligations under the first sentence of this Section 6.05(c). The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Qwest Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(e) From and after the Effective Time, CenturyLink shall guarantee the prompt payment of the obligations of the Surviving Company and the Qwest Subsidiaries under Section 6.05(a).

Section 6.06.  Fees and Expenses.  (a) Except as provided below, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) CenturyLink shall pay to Qwest a fee of $350,000,000 (the “CenturyLink Termination Fee”) if:

(i) Qwest terminates this Agreement pursuant to Section 8.01(e); provided that if either Qwest or CenturyLink terminates this Agreement pursuant to Section 8.01(b)(iii) at any time after Qwest would have been permitted to terminate this Agreement pursuant to Section 8.01(e), this Agreement shall be deemed terminated pursuant to Section 8.01(e) for purposes of this Section 6.06(b)(i);

(ii) Qwest terminates this Agreement pursuant to Section 8.01(c) as a result of a breach by CenturyLink of, or failure by CenturyLink to perform, CenturyLink’s obligations under Section 6.01(d), if such breach shall have occurred or continued after a CenturyLink Takeover Proposal shall have been made to CenturyLink or shall have been made directly to the shareholders of CenturyLink generally or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a CenturyLink Takeover Proposal; or

(iii) (A) prior to the CenturyLink Shareholders Meeting, (1) a CenturyLink Takeover Proposal shall have been made to CenturyLink and not withdrawn or shall have been made directly to the shareholders of CenturyLink generally and not withdrawn or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a CenturyLink Takeover Proposal not subsequently withdrawn, or (2) a CenturyLink Takeover Proposal shall have been made to CenturyLink which is withdrawn or shall have been made directly to the shareholders of CenturyLink generally and is withdrawn or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a CenturyLink Takeover Proposal which is subsequently withdrawn, (B) this Agreement is terminated pursuant to Section 8.01(b)(i) prior to the CenturyLink Shareholders Meeting or Section 8.01(b)(iii) and (C) within 12 months of such termination CenturyLink (1) in the case of clause (A)(1) of this Section 6.06(b)(iii), enters into a definitive Contract to consummate a CenturyLink Takeover Proposal or any CenturyLink Takeover Proposal is consummated (or (2) in the case of clause (A)(2) of this Section 6.06(b)(iii), enters into a definitive Contract to consummate a CenturyLink Takeover Proposal with the Person making the CenturyLink Takeover

Proposal that was withdrawn (or any Affiliate of such Person) or any CenturyLink Takeover Proposal with the Person making the CenturyLink Takeover Proposal that was withdrawn (or any Affiliate of such Person) is consummated.

Any CenturyLink Termination Fee due under this Section 6.06(b) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) or (ii) above, on the Business Day immediately following the date of termination of this Agreement and (y) in the case of clause (iii) above, on the date of the first to occur of the events referred to in clause (iii)(C) above.

(c) Qwest shall pay to CenturyLink a fee of $350,000,000 (the “Qwest Termination Fee”) if:

(i) CenturyLink terminates this Agreement pursuant to Section 8.01(f); provided that if either Qwest or CenturyLink terminates this Agreement pursuant to Section 8.01(b)(iv) at any time after CenturyLink would have been permitted to terminate this agreement pursuant to Section 8.01(f), this Agreement shall be deemed terminated pursuant to Section 8.01(f) for purposes of this Section 6.06(c)(i);

(ii) CenturyLink terminates this Agreement pursuant to Section 8.01(d) as a result of a breach by Qwest of, or failure by Qwest to perform, Qwest’s obligations under Section 6.01(d), if such breach shall have occurred or continued after a Qwest Takeover Proposal shall have been made to Qwest or shall have been made directly to the stockholders of Qwest generally or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Qwest Takeover Proposal; or

(iii) (A) prior to the Qwest Stockholders Meeting, a Qwest Takeover Proposal shall have been made to Qwest and not withdrawn or shall have been made directly to the stockholders of Qwest generally and not withdrawn or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Qwest Takeover Proposal not subsequently withdrawn, or (2) a Qwest Takeover Proposal shall have been made to Qwest which is withdrawn or shall have been made directly to the shareholders of Qwest generally and is withdrawn or shall otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Qwest Takeover Proposal which is subsequently withdrawn, (B) this Agreement is terminated pursuant to Section 8.01(b)(i) prior to the Qwest Stockholders Meeting or Section 8.01(b)(iv) and (C) within 12 months of such termination, (1) in the case of clause (A)(1) of this Section 6.06(b)(iii), Qwest enters into a definitive Contract to consummate a Qwest Takeover Proposal or a Qwest Takeover Proposal is consummated (or (2) in the case of clause (A)(2) of this Section 6.06(b)(iii), enters into a definitive Contract to consummate a Qwest Takeover Proposal with the Person making the Qwest Takeover Proposal that was withdrawn (or any Affiliate of such Person) or any Qwest Takeover Proposal with the Person making the Qwest Takeover Proposal that was withdrawn (or any Affiliate of such Person) is consummated.

Any Qwest Termination Fee due under this Section 6.06(c) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) or (ii) above, on the Business Day immediately following the date of termination of this Agreement and (y) in the case of clause (iii) above, on the date of the first to occur of the events referred to in clause (iii)(C) above.

(d) CenturyLink and Qwest acknowledge and agree that the agreements contained in Sections 6.06(b) and 6.06(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Qwest nor CenturyLink would enter into this Agreement. Accordingly, if CenturyLink fails promptly to pay the amount due pursuant to Section 6.06(b) or Qwest fails promptly to pay the amount due pursuant to Section 6.06(c), and, in order to obtain such payment, the Person owed such payment commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, the Person owing such payment shall pay to the Person owed such payment its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made. In no event shall either party be obligated to pay more than one termination fee.

Section 6.07.  Certain Tax Matters.  (a) Qwest, CenturyLink and Merger Sub shall each use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, including by (i) not taking any action (or failing to take any action) that such party knows is reasonably likely to prevent such qualification and (ii) executing such amendments to this Agreement as may be reasonably required in order to obtain such qualification (it being understood that no party will be required to agree to any such amendment). Each of Qwest and CenturyLink will report the Merger and the other transactions contemplated by this Agreement in a manner consistent with such qualification.

(b) Qwest, CenturyLink and Merger Sub shall each use its reasonable best efforts to obtain the Tax opinions described in Sections 7.02(c) and 7.03(c), including by causing its officers to execute and deliver to the law firms delivering such Tax opinions certificates as to such matters and at such time or times as may reasonably be requested by such law firms, including, if necessary, at the time the Form S-4 is declared effective by the SEC and at the Effective Time. Each of Qwest, CenturyLink and Merger Sub shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations included in the certificates described in this Section 6.07.

Section 6.08.  Transaction Litigation.  CenturyLink shall give Qwest the opportunity to participate in the defense or settlement of any shareholder litigation against CenturyLink and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Qwest, which consent shall not be unreasonably withheld, conditioned or delayed. Qwest shall give CenturyLink the opportunity to participate in the defense or settlement of any stockholder litigation against Qwest and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of CenturyLink, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 6.03, each of CenturyLink and Qwest shall cooperate, shall cause the CenturyLink Subsidiaries and Qwest Subsidiaries, as applicable, to cooperate, and shall use its reasonable best efforts to cause its directors, officers, employees, agents, legal counsel, financial advisors, independent auditors, and other advisors and representatives to cooperate in the defense against such litigation.

Section 6.09.  Section 16 Matters.  Prior to the Effective Time, Qwest, CenturyLink and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions of Qwest Common Stock (including derivative securities with respect to Qwest Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Qwest immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of CenturyLink Common Stock (including derivative securities with respect to CenturyLink Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CenturyLink to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.10.  Governance Matters.  CenturyLink shall take all necessary action to cause, effective at the Effective Time, four persons selected by Qwest after reasonable consultation with CenturyLink, including Edward A. Mueller, each of whom are currently directors of Qwest, to be elected to the CenturyLink Board.

Section 6.11.  Public Announcements.  Except with respect to any Qwest Adverse Recommendation Change or CenturyLink Adverse Recommendation Change made in accordance with the terms of this Agreement, CenturyLink and Qwest shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. Qwest and CenturyLink agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 6.12.  Stock Exchange Listing.  CenturyLink shall use its reasonable best efforts to cause the shares of CenturyLink Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.13.  Employee Matters.  (a) For a period of not less than 12 months following the Effective Time, the employees of Qwest and the Qwest Subsidiaries who remain in the employment of CenturyLink and the CenturyLink Subsidiaries (the “Continuing Employees”) shall receive compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided to such employees of Qwest and the Qwest Subsidiaries immediately prior to the Effective Time, except as otherwise set forth in Section 6.13(a) of the Qwest Disclosure Letter; provided, however, that the terms and conditions of employment for any Continuing Employee whose employment is subject to a collective bargaining agreement shall be governed by such collective bargaining agreement from and after the Effective Time in accordance with Section 6.13(j).

(b) With respect to any employee benefit plan maintained by CenturyLink or any of the CenturyLink Subsidiaries in which Continuing Employees and their eligible dependents will be eligible to participate from and after the Effective Time, for purposes of determining eligibility to participate (but not for purpose of early retirement programs), level of benefits including benefit accruals (other than benefit accruals and early retirement subsidies under any defined benefit pension plan) and vesting, service recognized by Qwest and any Qwest Subsidiary immediately prior to the Effective Time shall be treated as service with CenturyLink or the CenturyLink Subsidiaries; provided, however, that, notwithstanding that Qwest service shall be recognized by CenturyLink benefit plans in accordance with the forgoing, the date of initial participation of each Continuing Employee in any CenturyLink benefit plan shall be no earlier than the Effective Time; further provided, however, that such service need not be recognized to the extent that (i) such CenturyLink employee benefit plan does not recognize service of similarly situated employees of CenturyLink or (ii) such recognition would result in any duplication of benefits.

(c) Except as otherwise set forth in this Section 6.13, (i) nothing contained herein shall be construed as requiring, and Qwest shall take no action that would have the effect of requiring, CenturyLink to continue any specific plans or to continue the employment, or any changes to the terms and conditions of the employment, of any specific person and (ii) no provision of this Agreement shall be construed as prohibiting or limiting the ability of CenturyLink to amend, modify or terminate any employee benefit plans, programs, policies, arrangements, agreements or understandings of CenturyLink or Qwest, with the exception of the Coverage Commitment under Appendix 6 “Pre-1991 Retirees and ERO Retirees Lifetime Health Care Coverage” of the Qwest Health Care Plan and the “Grandfathered Benefits” of Appendix 3 of the Qwest Group Life Insurance Plan. Without limiting the scope of Section 9.07, nothing in this Section 6.13 shall confer any rights or remedies of any kind or description upon any Continuing Employee or any other person other than the parties hereto and their respective successors and assigns.

(d) With respect to any welfare plan maintained by CenturyLink or any CenturyLink Subsidiary in which Continuing Employees are eligible to participate after the Effective Time, CenturyLink or such CenturyLink Subsidiary shall (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the analogous welfare plans of Qwest and the Qwest Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the Effective Time and during the portion of the plan year of the applicable Qwest welfare plan ending at the Effective Time, in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(e) Without limiting the generality of Section 6.13, from and after the Effective Time, CenturyLink shall assume and honor, or shall cause to be assumed and honored, all employment, change in control and severance agreements between the Qwest and any Continuing Employee as in effect at the Effective Time and as set forth on Section 4.10(a) of the Qwest Disclosure Schedule, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (ether alone or in combination with any other event), pursuant to the terms thereof, including respecting any limitations as to amendment or modification included in such agreements.

(f) Without limiting the generality of Section 6.13, CenturyLink shall assume, honor and continue, or shall cause to be assumed, honored and continued, for the benefit of all Continuing Employees, (i) the Qwest Management Separation Plan for a period of not less than 12 months following the Effective Time and (ii) the Qwest Time Off with Pay Policy through the later to occur of (i) the end of the calendar year in which the Effective Time occurs or (ii) December 31, 2011.

(g) With respect to the Qwest Management Annual Incentive Plan, each of CenturyLink and Qwest agrees that (i) bonuses applicable to 2010 shall be paid by Qwest in the ordinary course of business consistent with past practice (including, but not limited to, with respect to timing of payment and conditions pursuant to which an employee will forfeit his or her right to payment), with the amounts of such bonuses being prorated for the portion of 2010 prior to the Effective Time if the Effective Time occurs in 2010; (ii) if the Effective Time occurs in the first quarter of 2011, (A) target bonus amounts will be established consistent with past practice and (B) target bonus amounts will be paid at the Effective Time, pro-rated for the portion of 2011 prior to the Effective Time; and (iii) if the Effective Time occurs after the end of the first quarter of 2011, bonus amounts will be paid at the Effective Time based on corporate and business unit performance, pro-rated for the portion of 2011 prior to the Effective Time.

(h) Each of CenturyLink and Qwest agrees that, between the date of this Agreement and the Effective Time, without the prior written consent of the other party, it will not and will cause its Subsidiaries not to, directly or indirectly, solicit for hire or hire any director-level or more senior employee of the other party or its Subsidiaries; provided, however, that the foregoing provision will not prohibit such party from (i) hiring any such person who has not been employed by the other party during the preceding six months or (ii) making any general public solicitation not designed to circumvent these provisions.

(i) Nothing herein, expressed or implied, is intended or shall be construed to constitute an amendment to any CenturyLink Benefit Plan or Qwest Benefit Plan or any other compensation or benefits plan maintained for or provided to employees, directors or consultants of CenturyLink or Qwest prior to or following the Effective Time.

(j) From and after the Effective Time, CenturyLink, or the applicable CenturyLink Subsidiaries, shall retain full responsibility for any obligations under any collective bargaining agreement referenced in Section 3.19 of this Agreement and any collective bargaining agreements entered into or amended pursuant to Section 5.01(a)(xii) of this Agreement. From and after the Effective Time, Qwest, or the applicable Qwest Subsidiaries, shall retain full responsibility for any obligations under any collective bargaining agreement referenced in Section 4.19 of this Agreement and any collective bargaining agreements entered into or amended pursuant to Section 5.01(b)(xii) of this Agreement.

(k) Each of CenturyLink and Qwest agrees that, for purposes of each Qwest Benefit Plan, the transactions contemplated by the Agreement shall constitute a “change in control,” “change of control” or “corporate change,” as applicable.

Section 6.14.  Control of Operations.  Nothing contained in this Agreement shall give CenturyLink or Qwest, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time.

Section 6.15.  Coordination of Dividends.  From and after the date hereof until the Closing Date, CenturyLink and Qwest shall coordinate with each other to designate the record dates for CenturyLink’s and Qwest’s respective quarterly dividends, including with respect to the dividends payable during the quarterly period in which the Closing is reasonably expected to occur, such that neither CenturyLink shareholders nor Qwest shareholders shall receive more than one quarterly dividend during any calendar quarter.

Section 6.16.  Qwest Convertible Notes.  Qwest agrees to take all necessary action to redeem all outstanding Qwest Convertible Notes at a redemption price in cash equal to 100% of the principal amount thereof, together with accrued and unpaid interest, on November 20, 2010. If any holder of Qwest Convertible Notes exercises its conversion rights with respect to any such Qwest Convertible Notes, Qwest shall exercise its right to pay cash in lieu of all “Residual Value Shares” (as defined in the supplemental indenture governing the terms of the Qwest Convertible Notes) issuable upon such conversion. If the Qwest Convertible Notes remain outstanding as of the Effective Time, CenturyLink agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Company, at or prior to the Effective Time, one or more supplemental indentures and other instruments required for the due assumption of the outstanding Qwest Convertible Notes to the extent required by the terms of the Qwest Convertible Notes.

Section 6.17.  Coordination of Qwest Stock Issuances.  In the event that at any time between the date of this Agreement and the Closing Date, Qwest anticipates issuing Qwest Common Stock, Qwest shall inform CenturyLink and the parties shall cooperate in good faith to attempt to ensure that any such issuance would not cause all of the holders of Qwest Common Stock immediately prior to the Effective Time to receive in exchange for such Qwest Common Stock at the Effective Time a number of shares of CenturyLink Common Stock that amount to greater than fifty percent (50%) of the outstanding CenturyLink Common Stock. If, at the Effective Time, the number of shares of CenturyLink Common Stock to be issued to holders of Qwest Common Stock in the Merger (“New CenturyLink Shares”) would be equal to or greater than the number of then-outstanding shares of CenturyLink Common Stock, Qwest shall, immediately prior to the Effective Time, repurchase a sufficient number of shares of Qwest Common Stock to cause the number of New CenturyLink Shares to be approximately 49.9% (and in any case, less than 50%) of the shares of CenturyLink Common Stock that would be outstanding immediately after the Effective Time (after taking such repurchase into account). The parties acknowledge and agree that any such repurchase shall not be a violation of Section 5.01(b).

ARTICLE VII

Conditions Precedent

Section 7.01.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Shareholder and Stockholder Approvals.  The CenturyLink Shareholder Approval and the Qwest Stockholder Approval shall have been obtained.

(b) Listing.  The shares of CenturyLink Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) HSR Act.  Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(d) FCC and State Regulator Approvals.  The authorization required to be obtained from the FCC and the Consents required to be obtained from the State Regulators set forth on Section 7.01(d) of the CenturyLink Disclosure Letter in connection with the consummation of the Merger shall have been obtained; provided that in the event that at the time of the receipt of any authorization required to be obtained from the FCC and prior to the Closing Date, with respect to such FCC authorization (i) any request for a stay or any similar request is pending, any stay is in effect, the action or decision has been vacated, reversed, set aside, annulled or suspended and any deadline for filing such a request that may be designated by statute or regulation has not passed, (ii) any petition for rehearing or reconsideration or application for review is pending and the time for the filings of any such petition or application has not passed, (iii) any Governmental Entity has undertaken to reconsider the action on its own motion and the deadline within which it may effect such reconsideration has not passed or (iv) any appeal is pending (including other administrative or judicial review) or in effect and any deadline for filing any such appeal that may be specified by statute or rule has not passed, then, such FCC authorization shall not be deemed to have been obtained for purposes of this Section 7.01(d) if both CenturyLink and Qwest agree, but only for so long as any of the events set forth in clauses (i), (ii), (iii) or (iv) above exist or, upon the agreement of both CenturyLink and Qwest, earlier. For the avoidance of doubt, Consents required in connection with state or local video franchises shall be considered “Other Approvals” covered under Section 7.01(e).

(e) Other Approvals.  Other than the authorizations, filings and Consents provided for by Sections 1.03, 7.01(c) and 7.01(d), all Consents, if any, required to be obtained (i) with or from any State Regulator, (ii) under any foreign antitrust, competition or similar Laws or (iii) from or of any Governmental Entity, in each case in connection with the consummation of the Merger and the transactions contemplated by this Agreement, shall have been obtained, except for those, the failure of which to be obtained, individually or in the aggregate, would not reasonably be expected to (x) have a Substantial Detriment or (y) provide a reasonable basis to conclude that Qwest, CenturyLink or Merger Sub or any of their Affiliates or any of their respective officers or directors, as applicable, would be subject to the risk of criminal liability.

(f) No Legal Restraints.  No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect, and no suit, action or other proceeding shall have been instituted by any Governmental Entity and remain pending which is reasonably likely to result in a Legal Restraint, in each case, that prevents, makes illegal, or prohibits the consummation of the Merger or that is reasonably likely to result, directly or indirectly, in (i) any prohibition or limitation on the ownership or operation by Qwest, CenturyLink or any of their respective Subsidiaries of any portion of the business, properties or assets of Qwest, CenturyLink or any of their respective Subsidiaries, (ii) Qwest, CenturyLink or any of their respective Subsidiaries being compelled to dispose of or hold separate any portion of the business, properties or assets of Qwest, CenturyLink or any of their respective Subsidiaries, in each case as a result of the Merger, (iii) any prohibition or limitation on the ability of CenturyLink to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the Qwest Subsidiaries, including the right to vote, (iv) any prohibition or limitation on CenturyLink effectively controlling the business or operations of Qwest and the Qwest Subsidiaries, or (v) any prohibition or limitation on CenturyLink’s ability to declare and pay dividends or make distributions to its shareholders that CenturyLink and Qwest agree shall constitute a violation of this condition; which, in the case of each of clauses (i)-(iv), would reasonably be expected to have a Substantial Detriment.

(g) Form S-4.  The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and CenturyLink shall have received all state securities or “blue sky” authorizations necessary for the issuance of the Merger Consideration.

Section 7.02.  Conditions to Obligations of Qwest.  The obligations of Qwest to consummate the Qwest Merger are further subject to the following conditions:

(a) Representations and Warranties.  The representations and warranties of CenturyLink and Merger Sub contained in this Agreement (except for the representations and warranties contained in Sections 3.01, 3.03(a) and 3.04(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “CenturyLink Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “CenturyLink Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a CenturyLink Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” are not excluded in determining whether a CenturyLink Material Adverse Effect has occurred or would reasonably be expected to occur, such effects shall similarly not be excluded for purposes of this Section 7.02(a)) and the representations and warranties of CenturyLink and Merger Sub contained in

Sections 3.01, 3.03(a) and 3.04(a) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Qwest shall have received a certificate signed on behalf of each of CenturyLink and Merger Sub by an executive officer of each of CenturyLink and Merger Sub, respectively, to such effect.

(b) Performance of Obligations of CenturyLink and Merger Sub.  CenturyLink and Merger Sub shall have performed in all material respects all material obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Qwest shall have received a certificate signed on behalf of each of CenturyLink and Merger Sub by an executive officer of each of CenturyLink and Merger Sub, respectively, to such effect.

(c) Tax Opinion.  Qwest shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, or such other reputable Tax counsel reasonably satisfactory to Qwest, as of the Closing Date to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering the opinion described in this Section 7.02(c), the Tax counsel rendering such opinion shall have received the certificates and may rely upon the representations referred to in Section 6.07(b).

Section 7.03.  Conditions to Obligation of CenturyLink.  The obligation of CenturyLink and Merger Sub to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties.  The representations and warranties of Qwest contained in this Agreement (except for the representations and warranties contained in Sections 4.01, 4.03(a) and 4.04(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Qwest Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Qwest Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Qwest Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” are not excluded in determining whether a Qwest Material Adverse Effect has occurred or would reasonably be expected to occur, such effects shall similarly not be excluded for purposes of this Section 7.03(a)), and the representations and warranties of Qwest contained in Sections 4.01, 4.03(a) and 4.04(a) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). CenturyLink shall have received a certificate signed on behalf of Qwest by an executive officer of Qwest to such effect.

(b) Performance of Obligations of Qwest.  Qwest shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CenturyLink shall have received a certificate signed on behalf of Qwest by an executive officer of Qwest to such effect.

(c) Tax Opinion.  CenturyLink shall have received the opinion of Wachtell, Lipton, Rosen & Katz, or such other reputable Tax counsel reasonably satisfactory to CenturyLink, as of the Closing Date to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering the opinion described in this Section 7.03(c), the Tax counsel rendering such opinion shall have received the certificates and may rely upon the representations referred to in Section 6.07(b).

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01.  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the CenturyLink Shareholder Approval or the Qwest Stockholder Approval:

(a) by mutual written consent of Qwest and CenturyLink;

(b) by either Qwest or CenturyLink:

(i) if the Merger is not consummated on or before the End Date. The “End Date” shall mean April 21, 2011; provided that if by the End Date, any of the conditions set forth in Section 7.01(c), (d), (e), or (f) shall not have been satisfied but the condition set forth in Section 7.01(a) shall have been satisfied, the End Date may be extended for one or more periods of up to 60 days per extension by either CenturyLink or Qwest, in its discretion, up to an aggregate extension of 6 months from the first End Date (in which case any references to the End Date herein shall mean the End Date as extended); provided, further, that if the condition set forth in Section 7.01(d) shall not have been satisfied solely by reason that any authorization required to be obtained by the FCC has been obtained but CenturyLink and Qwest have deemed that such authorization has not been obtained pursuant to such Section 7.01(d), the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party prior to the 60th day after CenturyLink and Qwest have deemed that such authorization of the FCC has not been obtained; provided, however, that the right to extend or terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Merger to occur on or before the End Date is a proximate result of a willful breach of this Agreement by such party (including, in the case of CenturyLink, Merger Sub);

(ii) if the condition set forth in Section 7.01(f) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied with its obligations pursuant to Section 6.03;

(iii) if the CenturyLink Shareholder Approval is not obtained at the CenturyLink Shareholders Meeting duly convened (unless such CenturyLink Shareholders Meeting has been adjourned, in which case at the final adjournment thereof); or

(iv) if the Qwest Stockholder Approval is not obtained at the Qwest Stockholders Meeting duly convened (unless such Qwest Stockholders Meeting has been adjourned, in which case at the final adjournment thereof);

(c) by Qwest, if CenturyLink or Merger Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of CenturyLink or Merger Sub contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not reasonably capable of being cured by the End Date or, if reasonably capable of being cured, CenturyLink or Merger Sub, as the case may be, does not diligently attempt, or ceases to diligently attempt, to cure such breach or failure after receiving written notice from Qwest;

(d) by CenturyLink, if Qwest breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Qwest contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) is not reasonably capable of being cured by the End Date or, if reasonably capable of being cured, Qwest does not diligently attempt, or ceases to diligently attempt, to cure such breach or failure after receiving written notice from CenturyLink;

(e) by Qwest, in the event that a CenturyLink Adverse Recommendation Change shall have occurred; provided that Qwest shall no longer be entitled to terminate this Agreement pursuant to this Section 8.01(e) if the CenturyLink Shareholder Approval has been obtained at the CenturyLink Shareholders Meeting; or

(f) by CenturyLink, in the event that a Qwest Adverse Recommendation Change shall have occurred; provided that CenturyLink shall no longer be entitled to terminate this Agreement pursuant to this Section 8.01(f) if the Qwest Stockholder Approval has been obtained at the Qwest Stockholders Meeting.

Section 8.02.  Effect of Termination.  In the event of termination of this Agreement by either CenturyLink or Qwest as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Qwest, CenturyLink or Merger Sub, other than the last sentence of Section 6.02, Section 6.06, this Section 8.02 and Article IX, which provisions shall survive such termination, and no such termination shall relieve any party from any liability for any statement, act or failure to act by such party that it intended to be a misrepresentation or a breach of any covenant or agreement set forth in this Agreement.

Section 8.03.  Amendment.  This Agreement may be amended by the parties at any time before or after receipt of the CenturyLink Shareholder Approval or the Qwest Stockholder Approval; provided, however, that (i) after receipt of the CenturyLink Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of CenturyLink without the further approval of such shareholders, (ii) after receipt of the Qwest Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of Qwest without the further approval of such stockholders, and (iii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the shareholders of CenturyLink or the stockholders of Qwest unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.04.  Extension; Waiver.  At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by CenturyLink shall require the approval of the shareholders of CenturyLink unless such approval is required by Law and no extension or waiver by Qwest shall require the approval of the stockholders of Qwest unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.05.  Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of Qwest, CenturyLink or Merger Sub, action by its Board of Directors or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of CenturyLink or the stockholders of Qwest.

ARTICLE IX

General Provisions

Section 9.01.  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Qwest, to:

Qwest Communications International Inc.
1801 California Street
Denver, Colorado 80202
Phone: (303) 992-2811
Facsimile: (303) 383-8444

Attention: General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Chicago, Illinois 60606
Phone: (312) 407-0700
Facsimile: (312) 407-0411

Attention:	Charles W. Mulaney Susan S. Hassan

(b) if to CenturyLink or Merger Sub, to:

CenturyTel, Inc.
100 CenturyLink Drive
Monroe, Louisiana 71203
Phone: (318) 388-9000
Facsimile: (318) 388-9488

Attention: Stacey W. Goff

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone: (212) 403-1000
Facsimile: (212) 403-2000

Attention:	Eric S. Robinson David E. Shapiro

Section 9.03.  Definitions.  For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City or the State of Louisiana.

“CenturyLink Material Adverse Effect” means a Material Adverse Effect with respect to CenturyLink.

“CenturyLink Restricted Share” means any award of CenturyLink Common Stock that is subject to restrictions based on performance or continuing service and granted under any CenturyLink Stock Plan.

“CenturyLink RSU” means any award of the right to receive CenturyLink Common Stock that is subject to restrictions based on performance or continuing service and granted under any CenturyLink Stock Plan.

“CenturyLink Stock Option” means any option to purchase CenturyLink Common Stock granted under any CenturyLink Stock Plan.

“CenturyLink Stock Plan” means each CenturyLink Benefit Plan that provides for the award of rights of any kind to receive shares of CenturyLink Common Stock or benefits measured in whole or in part by reference to shares of CenturyLink Common Stock, including the Amended and Restated Legacy Ebony 2008 Equity Incentive Plan, the Ebony 2006 Equity Incentive Plan, the Amended and Restated 2005 Management Incentive Compensation Plan, the Amended and Restated 2005 Directors Stock Plan, the Amended and Restated 2002 Management Incentive Compensation Plan, the Amended and Restated 2002 Directors Stock Option Plan, the Amended and Restated 2000 Incentive Compensation Plan, the 1995 Incentive Compensation Plan and the Amended and Restated 1983 Restricted Stock Plan.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company” means Qwest, the Qwest Subsidiaries, CenturyLink and the CenturyLink Subsidiaries, taken as a whole, combined in the manner currently intended by the parties.

“Communications Act” means the Communications Act of 1934, as amended.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (v) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), or (vii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of such Person’s executive officers after making due inquiry.

“Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development that materially adversely affects the business, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect to the extent that it results from or arises out of (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate, except if such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in such industries, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except if such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (iv) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, (v) any change, in and of itself, in the market price or trading volume of such Person’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except if such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except if such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate or (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except if such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Qwest Material Adverse Effect” means a Material Adverse Effect with respect to Qwest.

“Qwest Restricted Shares” means any award of Qwest Common Stock that is subject to restrictions based on performance or continuing service and granted under any Qwest Stock Plan.

“Qwest Stock Option” means any option to purchase Qwest Common Stock granted under any Qwest Stock Plan.

“Qwest Stock Plans” means the Qwest Equity Incentive Plan and any other Qwest Benefit Plan which provides for the award of rights of any kind, contingent or accrued, to receive shares of Qwest Common Stock or benefits measured in whole or in part by the value of a number of shares of Qwest Common Stock.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing person or body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Substantial Detriment” means an effect on any division, Subsidiary, interest, business, product line, asset, property or results of operations of CenturyLink and/or Qwest and/or the Combined Company if (i) such effect (after giving effect to the loss of any reasonably expected synergies or other benefits of the Merger and other transactions contemplated hereby and to the receipt of any reasonably expected proceeds of any divestiture or sale of assets) on Qwest and the Qwest Subsidiaries, taken as a whole (including, for purposes of this determination, any effect on any division, Subsidiaries, interest, business, product line, asset, property or results of operations of CenturyLink and/or the Combined Company as if it were applied to a comparable amount of interest, business, product line, asset, property or results of operations of Qwest) would or would reasonably be expected to result in a material adverse effect on the business, properties, financial condition or results of operations of Qwest and the Qwest Subsidiaries, taken as a whole, or of CenturyLink and the CenturyLink Subsidiaries, taken as a whole (without giving effect to the Merger) or (ii) such effect would impair the right of the Combined Company to declare and pay quarterly dividends in amounts and reflecting growth consistent with past practice of CenturyLink in a manner that CenturyLink and Qwest agree would constitute a Substantial Detriment.

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed relating to Taxes.

Section 9.04.  Interpretation.  When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

Section 9.05.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07.  Entire Agreement; No Third-Party Beneficiaries.  This Agreement, taken together with the CenturyLink Disclosure Letter and the Qwest Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement and (b) except for Section 6.05, is not intended to confer upon any Person other than the parties any rights or remedies.

Section 9.08.  GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE.

Section 9.09.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that the rights, interests and obligations of Merger Sub may be assigned to another wholly owned subsidiary of CenturyLink. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10.  Specific Enforcement.  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (a) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Delaware state court or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than any Delaware state court or any Federal court sitting in the State of Delaware.

Section 9.11.  Waiver of Jury Trial.  Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.11.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, Qwest, CenturyLink and Merger Sub have duly executed this Agreement, all as of the date first written above.

QWEST COMMUNICATIONS INTERNATIONAL INC.

By:	/s/ Edward A. Mueller
Name:     Edward A. Mueller

Title:	Chairman and Chief Executive Officer

CENTURYTEL, INC.

By:	/s/ Glen F. Post, III
Name:     Glen F. Post, III

Title:	Chief Executive Officer and President

SB44 ACQUISITION COMPANY

By:	/s/ Glen F. Post, III
Name:     Glen F. Post, III

Title:	President & Chief Executive Officer

Index of Defined Terms

Term	Section

Acquisition Agreement	5.02(b)
Affiliate	9.03
Agreement	Preamble
Business Day	9.03
Certificate	2.01(c)
Certificate of Merger	1.03
chief executive officer	3.06(d)
chief financial officer	3.06(d)
Closing	1.02
Closing Date	1.02
Code	9.03
Combined Company	9.03
Communications Act	9.03
Confidentiality Agreement	6.02
Consent	3.05(b)
Continuing Employees	6.12
Contract	3.05(a)
Converted CenturyLink Option	6.04(a)
CenturyLink	Preamble
CenturyLink Adverse Recommendation Change	5.02(b)
CenturyLink Benefit Plans	3.10(a)
CenturyLink Board	3.04(a)
CenturyLink By-laws	3.01
CenturyLink Capital Stock	3.03(a)
CenturyLink CBAs	3.19
CenturyLink Credit Facility	3.02(c)
CenturyLink DRIP	3.03(b)
CenturyLink Articles	3.01
CenturyLink Closing Price	2.02(f)
CenturyLink Common Stock	2.01(c)
CenturyLink Disclosure Letter	Article III
CenturyLink ESPP	3.03(a)
CenturyLink Financial Advisors	3.20
CenturyLink Leases	3.15(b)
CenturyLink Licenses	3.17(a)
CenturyLink Material Adverse Effect	9.03
CenturyLink Material Contract	3.14(b)
CenturyLink Multiemployer Plan	3.10(a)
CenturyLink Notice of Recommendation Change	5.02(b)
CenturyLink Pension Plan	3.10(c)
CenturyLink Permits	3.01
CenturyLink Preferred Stock	3.03(a)
CenturyLink Properties	3.15(a)

Term	Section

CenturyLink Regulatory Agreement	3.18
CenturyLink Restricted Share	9.03
CenturyLink SEC Documents	3.06(a)
CenturyLink Series L Shares	3.03(a)
CenturyLink Stock Plan	9.03
CenturyLink Stock Option	9.03
CenturyLink Shareholder Approval	3.04(a)
CenturyLink Shareholders Meeting	3.04(a)
CenturyLink Subsidiaries	3.01
CenturyLink Takeover Proposal	5.02(e)
CenturyLink Termination Fee	6.06(b)
CenturyLink Voting Debt	3.03(b)
DGCL	1.01
Effective Time	1.03
End Date	8.01(b)
Environmental Claim	3.13(b)
Environmental Laws	3.13(b)
ERISA	3.10(a)
Exchange Act	3.05(b)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	2.01(c)
FCC	3.05(b)
FCC Applications	6.03(d)
FCC Rules	3.17(c)
Filed CenturyLink Contract	3.14(a)
Filed CenturyLink SEC Documents	Article III
Filed Qwest Contract	4.14(a)
Filed Qwest SEC Documents	Article IV
Foreign Corrupt Practices Act	3.25
Form S-4	3.05(b)
GAAP	3.06(b)
Governmental Entity	3.05(b)
Grant Date	3.03(b)
Hazardous Materials	3.13(b)
HSR Act	3.05(b)
Indebtedness	9.03
Intellectual Property Rights	3.16
Intended Tax Treatment	Recitals
IRS	3.10(a)
Joint Proxy Statement	6.01(a)
Judgment	3.05(a)
Knowledge	9.03
Law	3.05(a)

Term	Section

LBCL	3.03(b)
Legal Restraints	7.01(f)
Letter of Transmittal	2.02(b)
Liens	3.02(a)
Material Adverse Effect	9.03
material weakness	3.06(h)
Merger	1.01
Merger Consideration	2.01(c)
Merger Sub	Preamble
Merger Sub Common Stock	2.01(a)
New CenturyLink Shares	6.17
NYSE	2.02(f)
Performance Period	6.04(a)
Permits	3.01
Person	9.03
Qwest	Preamble
Qwest Adverse Recommendation Change	5.03(b)
Qwest Benefit Plans	4.10(a)
Qwest Board	4.04(a)
Qwest By-laws	4.01
Qwest Capital Stock	4.03(a)
Qwest CBAs	4.19
Qwest Charter	4.01
Qwest Common Stock	2.01(b)
Qwest Convertible Notes	4.03(a)
Qwest Credit Facility	4.02(c)
Qwest Disclosure Letter	Article IV
Qwest ESPP	4.03(a)
Qwest Financial Advisor	4.20
Qwest 401(k) Plan	4.03(a)
Qwest Leases	4.15(b)
Qwest Licenses	4.17(a)
Qwest Material Adverse Effect	9.03
Qwest Material Contract	4.14(b)
Qwest Retention Program	6.13(l)
Qwest Multiemployer Plan	4.10(a)
Qwest Notice of Recommendation Change	5.03(b)
Qwest Pension Plan	4.10(c)
Qwest Permits	4.01
Qwest Preferred Stock	4.03(a)
Qwest Properties	4.15(a)
Qwest Regulatory Agreement	4.18
Qwest Restricted Shares	9.03
Qwest SEC Documents	4.06(a)

Term	Section

Qwest Stockholder Approval	4.04(a)
Qwest Stockholders Meeting	4.04(a)
Qwest Stock Option	9.03
Qwest Stock Plans	9.03
Qwest Subsidiaries	4.01
Qwest Takeover Proposal	5.03(e)
Qwest Termination Fee	6.06(c)
Qwest Voting Debt	4.03(b)
Pro Ration Fraction	6.04(b)
PSC Applications	6.03(d)
Release	3.13(b)
Representatives	5.02(a)
SEC	3.05(b)
Securities Act	3.05(b)
Share Issuance	3.04(a)
significant deficiency	3.06(h)
SOX	3.06(b)
State Regulators	3.17(a)
Subsidiary	9.03
Substantial Detriment	9.03
Superior Qwest Proposal	5.03(e)
Superior CenturyLink Proposal	5.02(e)
Surviving Company	1.01
Taxes	9.03
Tax Return	9.03

ANNEX B

745 Seventh Avenue New York, NY 10019 United States

April 21, 2010

Board of Directors
CenturyTel, Inc.
100 CenturyLink Drive
Monroe, Louisiana 71203

Members of the Board of Directors:

We understand that CenturyTel, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Qwest Communications International Inc. (“Qwest”) pursuant to which (i) SB44 Acquisition Company, a wholly owned subsidiary of the Company (“Merger Sub”), will merge with and into Qwest (the “Merger”) and (ii) upon effectiveness of the Merger, (x) the separate corporate existence of Merger Sub will cease and Qwest will continue as the surviving company in the Merger and a wholly owned subsidiary of the Company and (y) each issued and outstanding share of common stock of Qwest (the “Qwest Common Stock”), other than shares to be cancelled pursuant to the terms of the Agreement (as defined below), will be converted into the right to receive 0.1664 (the “Exchange Ratio”) shares of common stock of the Company (the “Company Common Stock”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of April 21, 2010, by and among the Company, Qwest and Merger Sub (the “Agreement”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and Qwest that we believe to be relevant to our analysis, including the Annual Report on Form 10-K of each of the Company and Qwest for their fiscal years ended December 31, 2009; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”); (4) financial and operating information with respect to the business, operations and prospects of Qwest furnished to us by Qwest and the Company, including (i) financial projections of Qwest prepared by management of Qwest (the “Qwest Projections”) and (ii) financial projections of Qwest prepared by management of the Company (the “Company’s Qwest Projections”); (5) published estimates of independent research analysts with respect to the future financial performance of the Company and Qwest; (6) the trading histories of the Company Common Stock and Qwest Common Stock from April 21, 2008 to April 20, 2010 and a comparison of those trading histories with each other and with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and Qwest with each other and with those of other companies that we deemed relevant; (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (9) the relative contributions of the Company and Qwest to the current and future financial performance of the combined company on a pro forma basis; (10) the potential pro forma financial impact of the Proposed Transaction on the future financial performance of the combined company, including the estimated cost saving and operating synergies estimated by the management of the Company to result from the Proposed Transaction (the “Expected Synergies”); and (11) the estimated tax savings expected to result from the historical net operating losses of Qwest estimated by the management of the Company to result from the Proposed Transaction (the “NOL Tax Savings”). In addition, we have had discussions with the management of the

CenturyTel, Inc.
April 21, 2010

Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make the information provided by the Company inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and we have relied on such projections in arriving at our opinion. With respect to the Qwest Projections, upon the advice of the Company and Qwest, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Qwest as to the future financial performance of Qwest. With respect to the Company’s Qwest Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of Qwest, and we have relied on such projections in arriving at our opinion. In addition, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies and the NOL Tax Savings estimated by the management of the Company to result from the Proposed Transaction are reasonable and that they will be realized substantially in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Qwest and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Qwest. In addition, at the Company’s direction, we have assumed for purposes of this opinion that the outcome of litigation affecting Qwest will not be material to our analysis. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed the accuracy of the representations and warranties contained in the Agreement in all ways material to our analysis. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. We express no opinion as to the prices at which shares of (i) the Company Common Stock or Qwest Common Stock will trade at any time following the announcement of the Proposed Transaction or (ii) the Company Common Stock will trade at any time following the consummation of the Proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our

CenturyTel, Inc.
April 21, 2010

engagement. We have performed various investment banking and financial services for the Company and Qwest in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (i) with respect to the Company, we (A) have acted as financial advisor to the Company in connection with the Company’s July 2009 acquisition of Embarq Corporation, (B) committed bridge financing to the Company in our capacity as arranger for the Company’s July 2009 acquisition of Embarq Corporation and (C) acted as joint bookrunner and lead dealer manager in connection with the Company’s September 2009 bond financing concurrent with its tender offer of the Company’s notes; and (ii) with respect to Qwest, we (A) provided committed financing in December 2009 to Qwest’s revolving credit facility, (B) acted as co-manager in connection with Qwest’s April 2009 note offering, (C) acted as joint bookrunner in connection with Qwest’s September 2009 notes offering and (D) acted as joint bookrunner in connection with Qwest’s January 2010 notes offering.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Qwest for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors of the Company in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/  Barclays Capital Inc.
BARCLAYS CAPITAL INC.

ANNEX C

April 21, 2010

The Board of Directors of
CenturyTel, Inc.
100 CenturyTel Drive
Monroe, LA 71203

The Board of Directors:

We understand that CenturyTel, Inc., a Louisiana corporation (“CenturyTel”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), among Qwest Communications International Inc., a Delaware corporation (“Qwest”), CenturyTel, and SB44 Acquisition Company, a Delaware corporation and a wholly owned subsidiary of CenturyTel (“Merger Sub”) pursuant to which, and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into Qwest (the “Merger”). As a result of the Merger, among other things, each share of Qwest’s common stock, par value $0.01 per share (the “Qwest Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than shares of Qwest Common Stock owned by Qwest as treasury stock and shares of Qwest Common Stock that are owned by CenturyTel or Merger Sub (which shares shall be canceled without the payment of any consideration therefor), shall be converted into the right to receive 0.1664 of a fully paid and nonassessable share (the “Exchange Ratio”) of CenturyTel’s common stock, par value $0.01 per share (the “CenturyTel Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

You, in your capacity as the Board of Directors of CenturyTel, have asked us whether, in our opinion, the Exchange Ratio is fair, from a financial point of view, to CenturyTel.

In connection with rendering our opinion, we have, among other things:

(i) reviewed certain publicly available business and financial information relating to both CenturyTel and Qwest that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii) reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to CenturyTel prepared by the management of CenturyTel;

(iii) reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Qwest prepared by the management of Qwest;

(iv) reviewed certain non-public projected financial data relating to CenturyTel and Qwest prepared by management of CenturyTel;

(v) reviewed certain non-public projected financial data relating to Qwest prepared by management of Qwest;

(vi) reviewed certain non-public historical and projected operating data relating to CenturyTel and Qwest prepared and furnished to us by management of CenturyTel;

(vii) reviewed certain non-public historical and projected operating data relating to Qwest prepared and furnished to us by management of Qwest;

(viii) discussed the past and current operations, financial projections and current financial condition of CenturyTel with management of CenturyTel (including their views on the risks and uncertainties of achieving such projections);

(ix) discussed the past and current operations, financial projections and current financial condition of Qwest with management of Qwest (including their views on the risks and uncertainties of achieving such projections);

The Board of Directors of
CenturyTel, Inc.
April 21, 2010

(x) reviewed the amount and timing of the synergies expected to result from the Merger (the “Synergies”), the timing and use of tax attributes of Qwest, as well as the transaction expenses and one-time cash costs arising from the proposed transaction (the “Integration Costs”), each as estimated by the management of CenturyTel;

(xi) reviewed the reported prices and the historical trading activity of the CenturyTel Common Stock and the Qwest Common Stock;

(xii) compared the financial performance of each of CenturyTel and Qwest and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(xiii) compared the proposed financial terms of the Merger with publicly available financial terms of certain transactions that we deemed relevant;

(xiv) reviewed the Merger Agreement;

(xv) reviewed the potential pro forma impact of the Merger on CenturyTel; and

(xvi) performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial and operating data relating to CenturyTel and Qwest prepared by management of CenturyTel, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of CenturyTel as to the future financial performance of CenturyTel and Qwest. For purposes of our analysis and opinion, at your request, we have relied on the projections prepared by management of CenturyTel with respect to projected financial and operating data of Qwest. With respect to the Synergies and Integration Costs and the timing and use of the tax attributes of Qwest estimated by the management of CenturyTel to result from the Merger, we have assumed that the timing, use and amounts of such Synergies, Integration Costs and tax attributes are reasonable. We express no view as to such financial analyses and forecasts, or as to the Synergies, Integration Costs or the timing or use of such tax attributes, or as to the assumptions on which they were based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on CenturyTel or Qwest or the consummation of the Merger or materially reduce the benefits to CenturyTel of the Merger. Furthermore, for purposes of rendering our opinion, we have also assumed with your consent and without independent verification thereof, that the Merger will qualify for and obtain the Intended Tax Treatment.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of Qwest or CenturyTel, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of Qwest or CenturyTel under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, at your direction, we have assumed for purposes of this opinion that the outcome of litigation affecting Qwest will not be material to our analysis. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market

The Board of Directors of
CenturyTel, Inc.
April 21, 2010

and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to CenturyTel, from a financial point of view, of the Exchange Ratio. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any securities of or creditors or other constituencies of CenturyTel, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of CenturyTel or Qwest, or any class of such persons, whether relative to the Exchange Ratio or otherwise. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to CenturyTel, nor does it address the underlying business decision of CenturyTel to engage in the Merger. This letter, and our opinion, does not constitute a recommendation as to how any holder of shares of CenturyTel Common Stock should vote or act in respect of the Merger. We express no opinion herein as to the price at which shares of CenturyTel or Qwest will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by CenturyTel and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. We will also be entitled to receive a success fee if the Merger is consummated. CenturyTel has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and either CenturyTel or Qwest pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such relationship. Evercore Group L.L.C. and its affiliates may in the future provide financial advisory services to the parties to the Merger Agreement or their affiliates for which we would expect to receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of CenturyTel or Qwest or their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors of CenturyTel, in its capacity as the Board of Directors of CenturyTel, in connection with their evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except CenturyTel may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by CenturyTel to its stockholders relating to the Merger; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

The Board of Directors of
CenturyTel, Inc.
April 21, 2010

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to CenturyTel.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Michael J. Price
Michael J. Price
Senior Managing Director

Annex D

April 21, 2010

The Board of Directors
CenturyTel, Inc.
100 CenturyTel Drive
Monroe, LA 71203

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to CenturyTel, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of a wholly-owned subsidiary of the Company (“Merger Sub”) with Qwest Communications International, Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Merger Sub and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held as treasury stock or owned by the Company or Merger Sub immediately prior to the Effective Time (as defined in the Agreement), will be converted into the right to receive 0.1664 shares (the “Exchange Ratio”) of the Company’s common stock, par value $1.00 per share (the “Company Common Stock”).

In arriving at our opinion, we have (i) reviewed a draft dated April 21, 2010 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to (A) its business and the business of the Merger Partner (which in the case of the Merger Partner’s business was in turn prepared after review of internal financial analyses and forecasts relating to the Merger Partner’s business prepared by the management of the Merger Partner and provided to the management of the Company and us) and (B) the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”) and the timing and use of tax attributes of the Merger Partner; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, at your direction, we have assumed for purposes of this opinion that the outcome of litigation affecting the Merger Partner will not be material to our analysis. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies and the timing and use of tax attributes, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies and the timing and use of tax attributes) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by the Company and its advisors (and with respect to the timing and use of the Merger Partner’s tax attributes, the Merger Partner and its advisors) with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services a portion of which is payable upon delivery of this opinion and substantially all of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial and investment banking relationships with the Company, the Merger Partner and their respective affiliates, for which we and our affiliates have received customary compensation. Such services for the Company during such period have included acting as joint bookrunner for the Company’s senior notes offering in September 2009 and as joint dealer manager in connection with the Company’s debt tender offer for certain outstanding notes issued by its predecessor entities in September 2009. In addition, we acted as financial advisor to Embarq Communications in connection with the sale of Embarq to the Company in July 2009. Such services for the Merger Partner during such period have included acting as joint bookrunner for senior notes offerings by the Merger Partner and one of its affiliates in January 2010 and April 2009, respectively, and as joint lead arranger and syndication agent for the Merger Partner’s revolving credit facility in December 2009. In addition, our commercial banking affiliate is an agent bank and/or a lender under outstanding credit facilities of the Company and the Merger Partner, respectively, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy, information statement or registration statement filed with any governmental agency or mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/  J.P. Morgan Securities Inc.

J.P. MORGAN SECURITIES INC.

J.P. Morgan Securities Inc.

F013381

Annex E

April 21, 2010
The Board of Directors
Qwest Communications International Inc.
1801 California Street
Denver, Colorado 80202

Dear Members of the Board:

We understand that Qwest Communications International Inc., a Delaware corporation (“Qwest or the “Company”), CenturyTel, Inc., a Louisiana corporation (“CenturyLink”), and Merger Sub, a Delaware corporation and wholly owned subsidiary of CenturyLink (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, dated as of April 21, 2010 (the “Agreement”), pursuant to which Merger Sub will be merged with and into Qwest (the “Transaction”) and each outstanding share of the common stock, par value $.01 per share, of Qwest (“Qwest Common Stock”), will be converted into the right to receive 0.1664 (the “Exchange Ratio”) of a share of the common stock, par value $1.00 per share, of CenturyLink (“CenturyLink Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Qwest Common Stock, of the Exchange Ratio.

In connection with this opinion, we have:

(i) Reviewed the financial terms and conditions of a draft, dated April 21, 2010, of the Agreement;

(ii) Analyzed certain publicly available historical business and financial information relating to Qwest and CenturyLink;

(iii) Reviewed various financial forecasts and other data provided to us by Qwest relating to the business of Qwest, financial forecasts and other data provided to us by CenturyLink relating to the business of CenturyLink, the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management Qwest and CenturyLink to be realized from the Transaction (the “Expected Synergies”), and certain publicly available financial forecasts and other data relating to the businesses of Qwest and CenturyLink;

(iv) Held discussions with members of the senior management of Qwest and CenturyLink with respect to the businesses and prospects of Qwest and CenturyLink, respectively, and with respect to the Expected Synergies;

(v) Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Qwest and CenturyLink, respectively;

(vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the businesses of Qwest and CenturyLink, respectively;

(vii) Reviewed historical stock prices and trading volumes of Qwest Common Stock and CenturyLink Common Stock;

The Board of Directors
Qwest Communications International Inc.
April 21, 2010

(viii) Reviewed the potential pro forma financial impact of the Transaction on CenturyLink based on the financial forecasts referred to above related to Qwest and CenturyLink; and

(ix) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Qwest or CenturyLink or concerning the solvency or fair value of Qwest or CenturyLink, and we have not been furnished with such valuation or appraisal. With respect to the financial forecasts that we have reviewed, we have assumed, with the consent of Qwest, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Qwest and CenturyLink as to the future financial performance of Qwest and CenturyLink, respectively. With respect to the Expected Synergies, we have assumed, with the consent of Qwest, that the estimates of the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized substantially in accordance with such estimates. We assume no responsibility for and express no view as to such forecasts or estimates or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Qwest Common Stock or CenturyLink Common Stock may trade at any time subsequent to the announcement of the Transaction.

In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Qwest have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with your consent, that obtaining the necessary regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Qwest, CenturyLink or the combined company. We further have assumed that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Qwest obtained such advice, as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Transaction (other than the Exchange Ratio to the extent expressly specified herein). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise.

Lazard Frères & Co. LLC is acting as financial advisor to Qwest in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In addition, in the ordinary course of their respective businesses, Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Frères & Co. LLC) and their respective affiliates may actively trade securities of Qwest and/or the securities of CenturyLink and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

In rendering our opinion, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with Qwest, and our opinion does not address, the relative merits

The Board of Directors
Qwest Communications International Inc.
April 21, 2010

of the Transaction as compared to any other transaction or business strategy in which Qwest might engage or the merits of the underlying decision by Qwest to engage in the Transaction.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Qwest and our opinion is rendered to the Board of Directors of Qwest in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Qwest Common Stock.

Very truly yours,

By:	/s/ Lazard Frères & Co. LLC
LAZARD FRÈRES & CO. LLC

Annex F

April 21, 2010
Board of Directors
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

Ladies and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Qwest Communications International Inc. (“Qwest”) in connection with the Agreement and Plan of Merger, dated as of April 21, 2010 (the “Merger Agreement”), proposed to be entered into among Qwest, CenturyTel, Inc. (“CenturyLink”), and Merger Sub, a subsidiary of CenturyLink (the “Merger Sub”), which provides, among other things, for the merger of Merger Sub with and into Qwest, as a result of which Qwest will become a wholly owned subsidiary of the CenturyLink (the “Transaction”). As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of common stock, par value $1.00 per share, of Qwest (the “Qwest Common Stock”) will be converted into the right to receive 0.1664 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of CenturyLink (“CenturyLink Common Stock”).

You have requested our opinion as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of the outstanding shares of Qwest Common Stock.

In connection with our role as financial advisor to Qwest, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning Qwest and CenturyLink, certain internal analyses, financial forecasts and other information relating to Qwest prepared by management of Qwest and certain internal analyses, financial forecasts and other information relating to CenturyLink prepared by management of CenturyLink, including the amounts of certain synergies estimated by Qwest and CenturyLink to result from the Transaction (the “Expected Synergies”). We have also held discussions with certain senior officers and other representatives and advisors of Qwest and Century Link regarding the respective businesses and prospects of Qwest and CenturyLink. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Qwest Common Stock and the CenturyLink Common Stock, (ii) to the extent publicly available, compared certain financial and stock market information for Qwest and CenturyLink with similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) to the extent publicly available, reviewed the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed a draft dated April 21, 2010 of the Merger Agreement, (v) reviewed the pro forma impact of the Transaction on CenturyLink’s earnings per share, cash flow, consolidated capitalization and financial ratios, and (vi) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Qwest or CenturyLink, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has, with Qwest’s permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of Qwest or CenturyLink or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of Qwest under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with Qwest’s permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Qwest and CenturyLink as to the matters covered thereby. With respect to the Expected Synergies, we have assumed with Qwest’s permission that the estimates of the amounts and timing of the Expected Synergies are reasonable and, upon the advice of Qwest, we also have assumed that the Expected Synergies will be realized

The Board of Directors	April 21. 2010
Qwest Communications International Inc.

substantially in accordance with such estimates. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts, projections and estimates or the assumptions on which they are based.

For purposes of rendering its opinion, Deutsche Bank has assumed with Qwest’s permission that, in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Qwest and its advisors with respect to such issues. Representatives of Qwest have informed us, and we have further assumed, that the final terms of the Merger Agreement will not differ materially from the terms set forth in the draft we have reviewed.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Board of Directors of Qwest and is not a recommendation to the stockholders of Qwest or any other person to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of the Qwest Common Stock, is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on the economic, market and other conditions, and information made available to us, as of the date of hereof. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Qwest, nor does it address the fairness of the contemplated benefits of the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by Qwest to engage in the Transaction or as to how any holder of shares of Qwest Common Stock or any other person should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Qwest’s officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the consideration to be received by the holders of the Qwest Common Stock.

We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all of Qwest, nor were we requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies.

Deutsche Bank will be paid a fee for its services as financial advisor to Qwest in connection with the Transaction, a portion of which is contingent upon delivery of this opinion and a substantial portion of which is contingent upon consummation of the Transaction. Qwest has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking and commercial banking (including extension of credit) to Qwest or its affiliates for which it has received compensation, including a recent high-yield offering, a revolving credit facility and letter of credit. DB Group may also provide investment and commercial banking services to CenturyLink and Qwest in the future, for which we would expect DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of CenturyLink and Qwest for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

The Board of Directors	April 21. 2010
Qwest Communications International Inc.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Qwest Common Stock .

This letter is provided to the Board of Directors of Qwest in connection with and for the purposes of its evaluation of the Transaction. This opinion may not be disclosed, summarized, referred to, or communicated (in whole or in part) to any other person for any purpose whatsoever except with our prior written approval, provided that this opinion may be reproduced in full in any proxy or information statement mailed by Qwest to its stockholders in connection with the Transaction.

Very truly yours,

/s/  Deutsche Bank Securities Inc.
DEUTSCHE BANK SECURITIES INC.

Annex G

April 21, 2010

Board of Directors
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

Members of the Board:

We understand that Qwest Communications International Inc. (“Qwest”, or the “Company”), CenturyTel, Inc. (“CenturyTel”), and SB44 Acquisition Company, a wholly owned subsidiary of CenturyTel (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated April 21, 2010 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into Qwest. Pursuant to the Merger, Qwest will become a wholly owned subsidiary of CenturyTel, and each outstanding share of common stock, par value $0.01 (the “Company Common Stock”), of Qwest, other than shares held in treasury and each share of Company Common Stock that is owned by CenturyTel or Merger Sub, will be converted into the right to receive 0.1664 shares (the “Exchange Ratio”) of common stock, par value $1.00 per share, of CenturyTel (the “CenturyTel Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1) Reviewed certain publicly available financial statements and other business and financial information of the Company and CenturyTel, respectively;

2) Reviewed certain internal financial statements and other financial and operating data concerning the Company and CenturyTel, respectively;

3) Reviewed certain financial projections prepared by the managements of the Company and CenturyTel, respectively;

4) Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and CenturyTel, respectively;

5) Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6) Discussed the past and current operations and financial condition and the prospects of CenturyTel, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of CenturyTel;

7) Reviewed the pro forma impact of the Merger on CenturyTel’s earnings per share, cash flow, consolidated capitalization and financial ratios;

8) Reviewed the reported prices and trading activity for the Company Common Stock and CenturyTel’s Common Stock;

9) Compared the financial performance of the Company and CenturyTel and the prices and trading activity of the Company Common Stock and CenturyTel’s Common Stock with that of certain other publicly traded companies comparable with the Company and CenturyTel, respectively, and their securities;

10) Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11) Participated in certain discussions and negotiations among representatives of the Company and CenturyTel and certain parties and their financial and legal advisors;

12) Reviewed the Merger Agreement and certain related documents; and

13) Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and CenturyTel, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger (the “Synergies”), we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and CenturyTel of the future financial performance of the Company and CenturyTel, and that the Synergies will be realized substantially in accordance with the amounts and timing estimated by such managements. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization and/or exchange, each pursuant to the Internal Revenue Code of 1986, as amended. We have relied upon, without independent verification, the assessment by the managements of the Company and CenturyTel of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and CenturyTel; (iii) their ability to retain key employees of the Company and CenturyTel, respectively and (iv) the validity of, and risks associated with, the Company and the CenturyTel’s existing and future technologies, intellectual property, products, services and business models. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of CenturyTel and the Company and its legal, tax, regulatory or actuarial advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized by the Company to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party other than CenturyTel in connection with the possible acquisition of the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for CenturyTel and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to CenturyTel in the future and expects to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of CenturyTel, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the CenturyTel Common Stock or the Company Common Stock will trade at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of CenturyTel and the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Adam D. Shepard
Adam D. Shepard
Managing Director

ANNEX H

[LETTERHEAD]

April 21, 2010

The Board of Directors
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

Members of the Board of Directors:

We understand that Qwest Communications International Inc., a Delaware corporation (the “Company”), is considering a merger transaction with CenturyTel, Inc., a Louisiana corporation (“Parent”). Pursuant to a proposed Agreement and Plan of Merger (the “Merger Agreement”) among Parent, SB44 Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, (a) Merger Sub will merge with and into the Company (the “Merger”) as a result of which the Company will become a wholly owned subsidiary of Parent, and (b) each outstanding share of common stock, par value $0.01 per share, of the Company (the “Shares”), other than Shares held in treasury or held by Parent or Merger Sub, will be converted into the right to receive 0.1664 of a share (the “Exchange Ratio”) of the common stock, par value $1.00 per share, of Parent (“Parent Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Shares, other than Parent or any affiliate of Parent (the “Holders”), of the Exchange Ratio provided for in the Merger.

For purposes of the opinion set forth herein, we have, among other things:

1. reviewed certain publicly available financial statements and other business and financial information with respect to the Company and Parent, including research analyst reports;

2. reviewed certain internal financial statements, analyses and forecasts, and other financial and operating data relating to the business of the Company, in each case, prepared by the Company’s management (the “Company Forecasts”);

3. reviewed certain publicly available financial forecasts relating to the Company (the “Company Public Forecasts”);

4. reviewed certain internal financial statements, analyses and forecasts, and other financial and operating data relating to the business of Parent, in each case, prepared by Parent’s management (the “Parent Forecasts”);

5. reviewed certain publicly available financial forecasts relating to Parent (the “Parent Public Forecasts”);

6. reviewed estimates of synergies anticipated from the Merger (collectively, the “Anticipated Synergies”), prepared by the management of the Company;

7. discussed the past and current business, operations, financial condition and prospects of the Company, including the Anticipated Synergies, with senior executives of the Company and Parent, and discussed the past and current business, operations, financial condition and prospects of Parent with senior executives of the Company and Parent;

8. reviewed the potential pro forma financial impact of the Merger on the future financial performance of the combined company, including the effect to the Anticipated Synergies, and taking into account the utilization of net operating loss carry-forwards;

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9. reviewed the relative financial contributions of the Company and Parent to the future financial performance of the combined company on a pro forma basis;

10. compared the financial performance of the Company and Parent with that of certain publicly-traded companies which we believe to be generally relevant;

11. compared the financial terms of the Merger with the publicly available financial terms of certain transactions which we believe to be generally relevant;

12. reviewed the historical trading prices and trading activity for the Shares and Parent Common Stock, and compared such price and trading activity of the Shares and shares of Parent Common Stock with each other and with that of securities of certain publicly-traded companies which we believe to be generally relevant;

13. reviewed a draft, dated April 21, 2010, of the Merger Agreement; and

14. conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the managements of the Company and Parent, that information furnished by the Company and Parent for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, including information relating to Anticipated Synergies and the amount and utilization of the net operating loss carry-forwards, we have been advised by the management of the Company, and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to future financial performance of the Company and the other matters covered thereby and we express no view as to the assumptions on which they are based. With respect to the Parent Forecasts, we have been advised by the management of Parent, and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Parent as to future financial performance of Parent and we express no view as to the assumptions on which they are based. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Parent. In addition, we have not evaluated the solvency of any party to the Merger Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final executed Merger Agreement will not differ in any material respect from the draft Merger Agreement reviewed by us and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. We have also assumed that the Merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Exchange Ratio to the Holders pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. We were not requested to, and did not, participate in the negotiation of the terms of the Merger, and we were not requested to, and did not, provide any advice or services in connection with the Merger other than the delivery of this opinion. We express no view or opinion as to any such matters. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or

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any class of such persons, relative to the Exchange Ratio. We note that the Merger Agreement permits the Company to pay regular quarterly dividends on the Shares of up to $0.08 per share. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may be available to the Company. We have not been authorized to solicit, and have not solicited, indications of interest in a transaction with the Company from any party.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. Perella Weinberg Partners LP and its affiliates have in the past provided, currently are providing, and in the future may provide, investment banking and other financial services to the Company and its affiliates for which they have received, or would expect to receive, compensation for the rendering of these services, including advising the independent members of the Board of Directors as to the valuation of one of the Company’s businesses. During the two year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP and its affiliates and Parent pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates; however Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to Parent and its affiliates for which they would expect to receive compensation. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

It is understood that this opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Merger. This opinion is not intended to be and does not constitute a recommendation to any Holder or holder of shares of Parent Common Stock as to how to vote or otherwise act with respect to the proposed Merger or any other matter and does not in any manner address the prices at which the Shares or shares of Parent Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by, the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, on the date hereof, the Exchange Ratio provided for in the Merger Agreement is fair, from a financial point of view, to the Holders.

Very truly yours,

/s/  Perella Weinberg Partners LP
PERELLA WEINBERG PARTNERS LP

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